As confidentially submitted to the Securities and Exchange Commission on December 22, 2023.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Yimutian Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7380	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6/F, Building B-6, Block A

Zhongguancun Dongsheng Technology Campus

No. 66 Xixiaokou Road

Haidian District, Beijing 100192

People’s Republic of China

Telephone number: +86 10 57086561

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[            ]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Shu Du, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Yilin Xu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing The People’s Republic of China +86 10-6535-5500

Dan Ouyang, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

Unit 2901, 29F, Tower C, Beijing Yintai Centre

No. 2 Jianguomenwai Avenue

Chaoyang District, Beijing 100022

The People’s Republic of China

+86-10 6529-8300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated                 , 2024

American Depositary Shares

Yimutian Inc.

Representing                 Class A Ordinary Shares

This is an initial public offering of                 American depositary shares, or ADSs, of Yimutian Inc. Each ADS represents                 of our Class A ordinary shares, par value US$             per share. We anticipate that the initial public offering price will be between US$        and US$        per ADS.

Prior to this offering, there has been no public market for the ADSs or our Class A ordinary shares. We intend to apply to list the ADSs representing our Class A ordinary shares on the Nasdaq Stock Market, or Nasdaq, under the symbol “YMT.”

Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares.                will beneficially own all of our issued Class B ordinary shares and will be able to exercise     % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to [twenty (20)] votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. See “Description of Share Capital.” Immediately following the completion of this offering, we will be a “controlled company” within the meaning of the Listing Rules of Nasdaq.

Yimutian Inc. is not an operating company but a Cayman Islands holding company. Laws, regulations, and rules of mainland China restrict and impose conditions on direct foreign investment in certain types of business, including value-added telecommunication business. Accordingly, Yimutian Inc. conducts operations in mainland China primarily through contractual arrangements with the consolidated variable interest entities, Beijing Douniu Network Technology Co., Ltd. and Beijing Yimutian Xinnong Network Co., Ltd., or the VIEs, and to a lesser extent, through Yimutian Inc.’s subsidiaries in mainland China, Beijing Yimutian Network Technology Co., Ltd. The VIEs are consolidated for accounting purpose only, and Yimutian Inc. does not own any equity interest in the VIEs. For a summary of such contractual arrangements, see “Corporate History and Structure—Contractual Arrangements and the VIEs.” Investors in our ADSs thus are not purchasing equity interest in our operating entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. Investors may never directly hold equity interest in the VIEs. As used in this prospectus, “Yimutian,” “we,” “us,” “our company,” or “our” refers to Yimutian Inc. and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also includes the VIEs in mainland China. “WFOE” refers to our wholly foreign owned entity, Beijing Yimutian Network Technology Co., Ltd., or Beijing Yimutian, and “VIEs” refer to Beijing Douniu Network Technology Co., Ltd. and Beijing Yimutian Xinnong Network Co., Ltd.

Our corporate structure involves unique risks to investors in the ADSs. As of December 31, 2021 and 2022, total assets of the VIEs, excluding amounts due from Yimutian Inc. and its other subsidiaries, equaled 65.2% and 74.4% of our consolidated total assets as of the same dates, respectively. As of December 31, 2021 and 2022, total revenues of the VIEs and their subsidiaries equaled 99.8% and 99.8% of our consolidated total revenues as of the same dates, respectively. Our contractual arrangements with the VIEs and their respective shareholders have not been tested in a court of law in mainland China. If the mainland China government deems that our contractual arrangements with the VIEs do not comply with the laws of mainland China, or if these laws, or the interpretation of existing laws, change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the mainland China government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless, if we are unable to claim our contractual control rights over the assets of the VIEs that conduct certain portion of our operations in mainland China. See “Risk Factors—Risks Related to Our Corporate Structure” for detailed discussion.

As of December 31, 2022, Yimutian had not made capital contributions to the VIEs through intermediate holding companies. Furthermore, no funds were directly injected into the VIEs by shareholders of Yimutian. Under relevant laws and regulations in mainland China, we are permitted to remit funds to the VIEs through loans rather than capital contributions. In 2021 and 2022, the VIEs transferred RMB30.0 million and RMB30.0 million, respectively, to our WFOE as service fees. Yimutian has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Prospectus Summary—Cash Flows Through Our Organization.”

To the extent that our cash in the business is in mainland China or an entity in mainland China, the funds may not be available to distribute dividends to our investors, or for other use outside of mainland China, due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the VIEs by the mainland China government to transfer cash. The mainland China government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Our cash dividends, if any, will be paid in U.S. dollars. As a consequence, we might not be able to pay dividends in foreign currencies to our shareholders. If we are considered a mainland China tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as income sourced from mainland China and as a result may be subject to mainland China withholding tax. In addition, relevant laws and regulations in mainland China permit companies in mainland China to pay dividends only out of their retained earnings, if any, as determined in accordance with mainland China’s accounting standards and regulations. Our subsidiaries in mainland China may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with the accounting standards and regulations in mainland China; the subsidiaries in mainland China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Additionally, our subsidiaries and the VIEs in mainland China can only distribute dividends upon approval of the shareholders after they have met the mainland China requirements for appropriation to the statutory reserves. Such laws and regulations would limit our ability to transfer cash between Yimutian, our subsidiaries, the VIEs, or investors. See “Risk Factors—Risks Related to Doing Business in Mainland China—Mainland China regulations of loans to and direct investment in domestic entities by offshore holding companies and governmental regulations of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our subsidiaries in mainland China, which could adversely affect our liquidity and our ability to fund and expand our business.” and “Regulation—Regulations Relating to Foreign Exchange.”

We and the VIEs face various legal and operational risks and uncertainties related to being based in and have all of the operations in mainland China. The mainland China government has significant oversight and discretion over the conduct of our and the VIEs’ business and may influence our and the VIEs’ operations as the government deems appropriate to further regulatory, political and societal goals. For example, we face risks associated with oversight on cybersecurity and data privacy, regulatory approvals of offshore offerings and anti-monopoly regulatory actions. In particular, the mainland China government has recently published new policies that significantly affected certain industries such as the internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our and the VIEs’ business, financial condition and results of operations. Furthermore, the mainland China government has recently promulgated certain measures to supervise the overseas securities offerings, exerting more oversight and control over securities offerings and other capital markets activities and foreign investment in companies based in mainland China. Any failure to comply with such new measures over overseas securities offering could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For more details, see “Risk Factors—Risks Related to Doing Business in Mainland China—We are subject to evolving laws and regulations of mainland China that could require us to modify our current business practices and incur increased costs.”

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Risk Factors—Risks Related to Doing Business in Mainland China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

We are an “emerging growth company” under the US federal securities laws and will be subject to reduced public company reporting requirements. Investing in the ADSs involves risks. See “Risk Factors” beginning on page 27 of this prospectus.

PRICE US$        PER ADS

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	See “Underwriting” for additional information regarding compensation payable by us to the underwriters.

The underwriters have an over-allotment option to purchase up to an additional                ADSs from us at the initial public offering price, less the underwriting discounts and commissions, within                days from the date of this prospectus.

The underwriters expect to deliver the ADSs to purchasers on or about                 , 2024.

US Tiger Securities, Inc.

Prospectus dated                 , 2024.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any free writing prospectus outside of the United States. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs representing our Class A ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Until                 , 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” “Business,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy the ADSs. This prospectus contains information from an industry report, dated December 14, 2023, commissioned by us and prepared by Frost & Sullivan (Beijing) Inc., or Frost & Sullivan, an independent market research firm, to provide information regarding our industry and our market position in China. We refer to this report as the “Frost & Sullivan Report.”

Our Mission

Our mission is to make every acre of farmland more valuable via technology and industry know-how.

Who We Are

We are a leading smart agriculture platform in China, and the largest agricultural B2B platform in China in terms of both revenue and monthly active merchants in 2022, according to the F&S Report. We believe technology plays a critical role in agriculture, contributing to increased productivity of the industry. Over a decade, we have been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, making it efficient, transparent, secure, and convenient. Riding on the wave of agri-tech upgrade and leveraging our profound industry experience and accumulated market insights, we provide a comprehensive set of digital solutions to facilitate agricultural product transactions, ranging from searching, matching, to transportation facilitation and settlement. Additionally, we have ventured into the realm of smart farming, further broadening our commercialization channels and animating our other business lines.

We pride ourselves as the go-to platform for merchants by leveraging our innovative technology and industry know-how. Technological capabilities run in our genes ever since we commenced our operations. Our proprietary agricultural algorithm, being the industry’s most accurate and efficient to sort out matching problems amongst buyers, sellers and massive SKUs, processes terabytes of information daily. We continue to pioneer innovation in the industry through expanding into broader areas of AI-powered applications to enhance merchants’ experience and streamline operations. Our insightful, accurate and up-to-date market quotation database, being the other building block of our success formula, is backed by our dedicated R&D team. About 55% of our R&D personnel were senior engineers with over 5 years of work experience as of December 31, 2022. Our large number of daily active merchants, acting with diverse characteristics and online behaviors, provide daily feedback and response in real time, which allows us to continually enrich the quotation database, extend the depth and breadth of our knowledge graph, amass the collective intelligence, and harness the power of technology.

We have achieved at-scale commercialization and have a track record of proven success. Our platform had over 15 million merchants as of December 31, 2022. In 2022, our platform facilitated approximately 300 million searches, 197 million calls and instant messages, and over 77 million potential transactions. As of December 31, 2022, the merchants presented approximately 18.8 million SKUs on our platform. Building upon our experience in transaction matching since our inception, we connected over 927,000 sellers and approximately 8.4 million buyers in 2022 in the agricultural product supply chain with precise, dynamic and up-to-date information related to agricultural product transactions. We further elevate merchant experiences with a full spectrum of services in advertising and client contact privilege by providing the merchants with a suite of online tools. As of December 31, 2022, our geographic footprint covered over 360 cities and 2,800 counties, representing over 65% of the primary and secondary agricultural wholesale markets in mainland China. Leveraging our abundant resources and experiences accumulated from our digital agricultural commerce business, we tapped into smart farming business in 2023, where we collaborate with local business partners to cultivate select produce and in select locations suitable for off-peak cultivation.

The success of our business is underpinned by the following three main lines:

•

Digital Agricultural Commerce Services. Our digital agricultural commerce services are mainly offered via Yimutian App, complemented by sales-assistance services offered via Douniu App. Launched in 2015, Yimutian App is a versatile, merchant-friendly B2B e-commerce platform designated for sellers from agricultural production bases or factories and buyers scattered in the country. With distinct functions, Yimutian App is the front line of our online traffic attraction to facilitate modular product posting, portray merchant profiles and distribute information to complete the transaction matching. To complement the agricultural e-commerce business and address the need of agricultural product transaction on the wholesale level, we offer agricultural product sales-assistance services which connect sellers with wholesale stallholders via Douniu App. It complements Yimutian App with first-hand market information from the offline transactions and refines our omni-channel in reaching the great majority of fragmented merchants groups. We mainly monetize our digital agricultural commerce services through membership services, value-added services and transaction services.

•

Other Digital Agricultural Solutions. Agricultural production bases are vital to our business, which incentivizes us to further penetrate into localized service suites with other digital agricultural solutions.

We started helping scalable agricultural production bases focusing on individual agricultural products in 2019 through consulting, brand promotion and digital agricultural training programs. Leveraging our proprietary digital agricultural system, we mainly monetize through providing information and offering brand promotion services with interface of real-time market quotation analysis.

•

Smart Farming. Drawing on knowledge and resources we garnered from years of operation of the digital agricultural commerce business, we launched smart farming business in 2023 through collaboration with local business partners to selectively cultivate produce suitable for off-peak cultivation. We strategically select produce that currently have single production region, single cultivation season and potential of achieving positive economic returns, and strategically plant these produce in production region and during cultivation season that complement its original production region and cultivation season. After successful trial planting of a selected produce, we will commence large-scale production applying innovative cultivation technologies, and subsequently promote and sell these products to wholesalers and merchants online and offline through our platforms on Yimutian App and Douniu App. We believe that our innovative off-peak cultivation strategy can effectively diversify the production areas and timing of a specific produce and enable us to stagger production and market availability, filling the market gap left by the decline of specific produce varieties in their original production regions after their production season ends, ultimately achieving a continuous supply of agricultural products throughout the year.

Our three business lines are deeply interconnected and together solidify our leadership position in the agricultural B2B industry. Our digital agricultural commerce services are designed to serve sellers of agricultural products, including farmers, agricultural production bases, agricultural production cooperatives, food processing manufacturers and brokers, and business buyers, such as restaurants and grocery stores, who trade agricultural products directly from the respective agricultural production bases. To serve sellers and buyers on a wholesale level, we also offer agricultural product sales-assistance services which connect sellers with wholesale stallholders to complement our digital agricultural commerce services. Our Apps therefore seamlessly combine online and offline scenarios for transactions of agricultural products and are able to reach all types of participants in the supply chain.

Drawing on our extensive experience in the industry and the valuable market insights we have accumulated into agricultural commerce, along with the vast amount of data we have gathered on industry participants, user behavior, and transaction matching, we have expanded our offerings to include other digital agricultural solutions. These solutions cater to merchants seeking in-depth market information and brand promotion services. Our proprietary digital agricultural solution platform, which is purposefully built to analyze current market dynamics, presents accurate price predictions, generates detailed reports on pricing and circulation of agricultural products from farmland to various marketplaces, showcasing our data analytics and overall technology capabilities. By conducting in-depth analyses of price trends, nationwide circulation of agricultural products, and merchant behavior, we are well-positioned to enhance our services and deliver better customized recommendations to merchants on our platform, which will in turn improve merchant loyalty and enable us to gain deeper insights into the circulation of agricultural products, creating a flywheel effect.

As we have accumulated valuable knowledge, information and industry know-how on agricultural product categories, production region, market information, upstream and downstream sales cycle, and supply and procurement trends, as well as fostered deep relationships with various upstream and downstream participants in the agricultural product supply chain through years of operations of our digital agricultural commerce services via Yimutian App, we launched smart farming business in 2023 through collaboration with local business partners to selectively cultivate produce suitable for off-peak cultivation, in order to diversify our monetization channels and capture new growth opportunities. The business process begins with strategically selecting produce that currently have single production region, single cultivation season and potential of achieving positive economic returns, and strategically planting these produce in production region and during cultivation season that complement its original production region and cultivation season. After successful large-scale production of the produce, we then promote and sell the produce on a wholesale level through Douniu App to millions of potential wholesalers and buyers or through our platform on Yimutian App. Meanwhile, our digital agricultural commerce services and other digital agricultural solutions can be further iterated and enhanced through our collection of first-hand account of transaction data and behaviors from our smart farming business. Therefore, with our three lines of business, we have managed to and expect to grow our business sustainably.

Through our dedication in the past decade, we have achieved widespread market acceptance evidenced by our high merchant stickiness and top-line growth. We typically attract and accumulate paying merchants through trials of promotion services offered on our platform with small fees. As merchants achieve higher sales of products through our platform, we introduce our flagship product which provides value-added services such as advertising and contact privilege services to them via a suite of online tools to further increase their willingness to pay higher fees for our services in the long term. The paying merchants of our flagship product on average spent approximately RMB4,400 (US$637.9) in 2022. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Our ability to improve and expand service offerings” for details. In 2021 and 2022, our total revenues reached RMB130.6 million and RMB155.8 million (US$22.6 million) respectively, representing a 19.2% year-over-year growth. In particular, in 2022, our revenues from digital agricultural commerce services and other digital agricultural solutions reached RMB140.6 million (US$20.5 million) and RMB15.1 million (US$2.2 million), respectively. Industry tailwind in digitalization of infrastructure paves the way for our commercialization process. We commenced operation of smart farming business in 2023 through collaboration with local business partners and began recognizing revenues from smart farming business in 2023. As we are still in the early stage of monetization, given our broad merchant base we are poised for growth across multiple new monetization channels and through value-added services throughout the supply chain of agricultural products. We incurred net losses of RMB180.8 million and RMB115.8 million (US$16.8 million) in 2021 and 2022, respectively.

Market Opportunities

Feeding over 1.4 billion population scattered in 9.6 million square kilometers has never been easy. Information asymmetry and low cost efficiency due to the multi-layer and vertical structure of agriculture products circulation have long been the transaction paradigm in mainland China. Agricultural B2B e-commerce platforms are born to address these pain points by connecting industry stakeholders and offering seamless experience via omni-channels, providing one-stop solutions from searching, matching and transacting, to transportation facilitation and settlement. In recent years, this industry has grown quickly driven by rapid technological developments. According to the F&S Report, the overall size of China’s agricultural B2B e-commerce platform reached approximately RMB94.4 billion in 2022, and is expected to grow to RMB265.4 billion in 2027, representing a CAGR of 23.0%. On top of that, agricultural B2B platform digital service market is also experiencing stellar growth due to increasing popularity of centralized scale production and advancement of big data and AI technologies. It reached a total market size of RMB456.7 million in 2022 with a 5-year CAGR of 54.7% from 2022 to 2027, according to the F&S Report. In addition, the total value of China’s smart farming production grew from RMB30.7 billion in 2018 to RMB58.2 billion in 2022 with a 5-year CAGR of 17.3%. Such figure is expected to increase and reach RMB154.1 billion in 2027. We believe that our overall leading position in the industry, in particular, our strengths in technological capabilities and market insights, make us well-positioned to benefit from the significant growth opportunities.

Strengths

We believe our success is primarily attributable to the following key competitive strengths:

•	indisputable smart agriculture platform leader;

•	pioneer in China agricultural supply chain;

•	superior and versatile technology capabilities;

•	comprehensive knowledge graph and deep industry know-how; and

•	visionary management team.

Strategies

To further solidify our market leadership, we intend to pursue the following strategies:

•	consolidate our market leadership position in the agricultural B2B industry;

•	further expand our innovative businesses;

•	continue to invest in infrastructure development and technology innovation; and

•	selectively pursue strategic partnerships, investments and acquisitions.

Summary of Risk Factors

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macau.

Risks Related to Our Business and Industry

•

If we are unable to attract or retain agricultural product sellers, our platform will become less appealing to wholesale markets and business buyers, and our business and financial results may be materially and adversely impacted.

•

If we are unable to attract or retain buyers of agricultural products, our platform will become less appealing to agricultural product sellers, and our business and financial results may be materially and adversely impacted.

•

We have incurred net losses since our inception. We cannot guarantee that our monetization strategies will be successful and generate sustainable revenues and realize profitability. If we are unable to achieve and maintain profitability in the future, our business, financial condition and results of operations may be materially and adversely affected.

•

We had net operating cash outflow in 2022 and net current liabilities as of December 31, 2022. The cash balance as of December 31, 2022 was RMB6.6 million (US$1.0 million). If we do not effectively manage our cash and other liquid financial assets, execute our plan to increase profitability and obtain additional financing, we may not be able to continue as a going concern.

•

We have limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter, and our historical growth and performance may not be indicative of our future growth and financial results.

•

Our business and results of operations may be materially and adversely affected if inclement weather persists or natural disasters occur. Changes in the availability of quality agricultural products and price fluctuations could also negatively affect our business.

•

Our business depends heavily on the market recognition and reputation of our brands. Any harm to our brands, failure to maintain and enhance our brand recognition or any negative publicity about us, our business, management, business partners or the agricultural B2B industry in general, may materially and adversely affect our business, financial condition and results of operations.

•	Our business and results of operations may be materially and adversely affected if we are unable to maintain satisfactory user experience or high quality customer service.

•

Agricultural product sellers on our platform deliver their products to wholesale markets or business buyers through a variety of third-party logistics service providers. Service interruptions, failures, or constraints of these third parties could severely harm our reputation, business and prospects.

•	We may be subject to claims under consumer protection laws, in particular health and safety claims and product liability claims, if property or people are harmed by the products sold on our platform.

•

We may be subject to complex and evolving laws and regulations regarding cybersecurity, data privacy and data protection. Actual or alleged failure to comply with cybersecurity, data privacy and data protection laws and regulations could damage our reputation, deter current and potential users from using our services and subject us to significant legal, financial and operational consequences.

Risks Related to Our Corporate Structure

•

Yimutian Inc. is a Cayman Islands holding company with no operations of its own and it currently conducts its operations in mainland China through its subsidiaries and the VIEs. If the mainland China government deems that our contractual arrangements with the VIEs do not comply with the laws of mainland China, or if these laws, or the interpretation of existing laws, change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face uncertainty about potential future actions by the mainland China government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole.

•

Our contractual arrangements may not be as effective in providing operational control as direct ownership and our VIE shareholders may fail to perform their obligations under our contractual arrangements.

•

The interpretation and implementation of the enacted Foreign Investment Law may change from time to time, and these potential changes may impact our business, financial condition and results of operations.

Risks Related to Doing Business in Mainland China

•	The approval or filing of the China Securities Regulatory Commission or other regulatory agencies of mainland China is required in connection with this offering.

•	The legal system of mainland China is different from that of the U.S.

•	The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•

Increases in labor costs, including wages, and enforcement of more stringent labor laws and regulations in mainland China, could adversely affect our business, financial condition and results of operations.

•	Any severe or prolonged slowdown in the global or Chinese economy may adversely affect our business and results of operations.

•	Changes in economic, political or social conditions or government policies in areas we operate could have a material adverse effect on our business, financial condition and results of operations.

•	Heightened tensions in international relations, including between the United States and China, may adversely affect our business, financial condition and results of operations.

•	We are subject to mainland China laws and regulations restricting capital flows which may affect our liquidity.

Risks Related to the ADS and This Offering

•	An active trading market for our Class A ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

•

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Permission Required from the PRC Authorities for Our Operations and Offerings

Prerequisite Regulatory Licenses, Permits and Approvals

We conduct our business through our mainland China subsidiaries and the VIEs in mainland China. Our operations in mainland China are governed by mainland China laws and regulations. As advised by Global Law Office, our PRC counsel, our mainland China subsidiaries and the VIEs have obtained all material licenses and permits from the mainland China government authorities that are necessary for their business operations in China.

We may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If we or any of the VIEs is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations, permits and filings necessary to operate current business in mainland China, renew any of these upon expiry in the future, or update our existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we or the VIEs fail to do so, our business, financial condition and operational results may be materially and adversely affected. For risks relating to licenses and approvals required for our operations in China, see “Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may subject us to administrative penalties or other government sanctions and have a material and adverse effect on our business, financial condition and results of operations.”

Cybersecurity Review

On December 28, 2021, the Cyberspace Administration of China (“CAC”) and several other administrations in mainland China jointly promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which became effective on February 15, 2022. As a network platform operator who possess personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures.

Overseas Listing

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, Chinese domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

We are required to complete the filing procedures with the CSRC in connection with this offering. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such rules, to conduct this offering, or to maintain the listing status of our ADSs and/or other securities, or to conduct any overseas securities offerings in the future. For details of the associated risks, see “Risk Factors—Risks Related to Doing Business in Mainland China—The approval or filing of the CSRC or other regulatory agencies of mainland China is required in connection with this offering.”

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Risk Factors—Risks Related to Doing Business in Mainland China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Risk Factors—Risks Related to Doing Business in Mainland China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Contractual Arrangements and Corporate Structure

Yimutian Inc. is a Cayman Islands holding company and currently conducts business operations mainly through the VIEs, and to a lesser extent its subsidiaries, in mainland China. Laws and regulations in mainland China restrict foreign investment in companies that engage in value-added telecommunication services. As such, Yimutian Inc., through its wholly owned subsidiary in mainland China, Beijing Yimutian Network Technology Co., Ltd., or Beijing Yimutian, entered into a series of contractual arrangements with Beijing Douniu Network Technology Co., Ltd., or Beijing Douniu, and Beijing Yimutian Xinnong Network Co., Ltd., or Yimutian Xinnong, respectively. These contractual arrangements entered into with the VIEs allow us to receive substantially all of the economic benefits of the VIEs, and have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by laws of mainland China. These contractual arrangements include exclusive business cooperation agreement, exclusive option agreement, equity pledge agreement and powers of attorney.

Beijing Douniu operates the Douniu App, an online agricultural product wholesale market circulation platform, which involves the provision of internet information services and requires an ICP License. As such,

Beijing Douniu has obtained and currently holds an ICP License. Yimutian Xinnong primarily operates an agricultural product B2B e-commerce platform through Yimutian App, which involves the provision of internet information services and online data processing and transaction processing service (i.e., operational e-commerce business) and requires both an ICP License and an EDI License. As such, Yimutian Xinnong has obtained and currently holds an ICP License an EDI License.

Pursuant to the contractual arrangements, we have effective control over the financial and operational policies of the VIEs and are entitled to all the economic benefits derived from the VIEs’ operations. As a result, we are regarded as the primary beneficiary of the VIEs for accounting purpose. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP, to the extent the conditions for consolidation of the VIEs under U.S. GAAP are satisfied. For more details and risks related to our variable interest entity structure, please see “Corporate History and Structure—Contractual Arrangements and the VIEs” and “Risk Factors—Risks Related to Our Corporate Structure.”

Even though these contractual arrangements allow us to be considered the primary beneficiary of the VIEs for accounting purpose, which results in the consolidation of the VIEs’ operating results in our financial statements under U.S. GAAP, such control may be less effective than equity ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations, and rules of mainland China relating to the legality and enforceability of these contractual arrangements. For the risks related to the nominee shareholders of the VIEs, see “Risk Factors—Risks Related to Our Corporate Structure—Yimutian Inc. is a Cayman Islands holding company with no operations of its own and it currently conducts its operations in mainland China through its subsidiaries and the VIEs. Investors in our ADSs should note that they are purchasing equity interests in a Cayman Islands holding company rather than equity interests in the VIEs in mainland China. If regulations or interpretation of the existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in the VIEs” and “Risk Factors—Risks Related to Our Corporate Structure—Any failure by any of the VIEs or their shareholders to perform their respective obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

The following chart illustrates our corporate structure, including our principal subsidiary, as well as the VIEs and their principal subsidiaries, immediately upon the completion of this offering:

Notes:

(1)

Beijing Douniu is 99% owned by Mr. Jinhong Deng, our founder, chairman and chief executive officer, and 1% owned by Mr. Min Liu, our director and senior vice president. Both Mr. Deng and Mr. Liu are beneficial owners of shares of our company.

(2)

Yimutian Xinnong is 88.53% owned by Mr. Jinhong Deng, 6.34% owned by Ms. Jiefang Ji, the founder of Wise Prime International Limited and a beneficial owner of shares of our company, 0.85% owned by Mr. Yahui Zhou, the founder of Keeneyes Future Holding Limited and a beneficial owner of shares of our company, 0.85% owned by Mr. Zhijia Liu, our director, 0.85% owned by Mr. Bailin Song, a beneficial owner of shares of our company, 0.85% owned by Mr. Mi Zhou, our director, 0.85% owned by Mr. Min Liu, and 0.85% owned by Ms. Haiyan Gao, a beneficial owner of shares of our company.

Cash Flows Through Our Organization

Yimutian Inc. and the WFOE are not able to make direct capital contributions to the VIEs. However, under relevant laws and regulations of mainland China, they are permitted to remit funds to the VIEs through loans or by making payment to the VIEs for intragroup transactions. In 2021 and 2022, the WFOE made payments to the VIEs for intragroup transactions in the amounts of RMB64.2 million and RMB77.8 million, respectively.

The VIEs may transfer cash to the WFOE by paying service fees according to the exclusive business cooperation agreement. In 2021 and 2022, the VIEs transferred RMB30.0 million and RMB30.0 million, respectively, to our WFOEs as service fees under the exclusive business cooperation agreement. We plan to continue to determine the amount of service fees and payment method with the VIEs and their shareholders based on the working capital needs of the VIEs, and settle fees under the contractual arrangements accordingly in the future.

In 2021 and 2022, no assets other than cash flows discussed above were transferred through our organization.

Under laws and regulations of mainland China, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to the Cayman Island holding company and U.S. investors. Our ability to distribute earnings to the Cayman Island holding company and U.S. investors is also limited. We are a Cayman Islands holding company and rely on dividends and other distributions on equity from our mainland China subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur outside of mainland China. Current mainland China regulations permit our mainland China subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our mainland China subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. Additionally, if our mainland China subsidiaries incur debt on its own behalf in the future, the instruments governing its debt may restrict its ability to pay dividends or make other distributions to us. In addition, the revenues and assets of our mainland China subsidiaries are generally denominated in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to pay dividends to us. For more details, see “Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Risk Factors—Risks Related to Doing Business in Mainland China—Mainland China regulations of loans to and direct investment in domestic entities by offshore holding companies and governmental regulations of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our subsidiaries in mainland China, which could adversely affect our liquidity and our ability to fund and expand our business.”

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash among our Cayman Islands holding company and our subsidiaries is subject to internal approval. To effect a cash transfer, a number of steps are needed, including but not limited to the issuance of payment receipt, logging into the online banking system and completing its verification process, inspection of the invoice, and payment execution. A single employee is not permitted to complete each and every stage of a cash transfer, but rather only portions of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles of payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

Yimutian Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)

Under the terms of VIE agreements, our WFOE may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our WFOE and eliminate in consolidation. For income tax purposes, our WFOE and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our WFOE and are tax neutral.

(3)

Certain of our subsidiaries and VIEs qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

Our Corporate Information

Our principal executive offices are located at 6/F, Building B-6, Block A, Zhongguancun Dongsheng Technology Campus, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, People’s Republic of China. Our telephone number at this address is +86 10 57086561. Our registered office in the Cayman Islands is located at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. Our agent for service of process in the United States is                 , located at                 .

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.ymt.com. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market Rules. See “Risk Factors—Risks Related to the ADSs and This Offering—As an exempted company incorporated in the Cayman Islands, Yimutian Inc. is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.”

[Implication of Being a Controlled Company

Immediately following the completion of this offering,                 , our                 , will beneficially own     % of our total issued and outstanding ordinary shares, representing     % of our total voting power, assuming that the underwriters do not exercise their option to purchase additional ADSs, or     % of our total issued and outstanding ordinary shares, representing     % of our total voting power, assuming that the option to purchase additional ADSs is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because                will hold more than 50% of the voting power for the election of directors upon the completion of this offering. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.]

Conventions Which Apply to This Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADSs” are to the American depositary shares, each representing Class A ordinary shares;

•	“Apps” with respect to the online applications we offer, are to Yimutian App and Douniu App, unless the context indicates otherwise;

•

“average monthly return on investment” or “average monthly ROI” is calculated by dividing the total payments from merchants in a given month by the total merchant acquisition costs we incurred in the same month;

•

“buyers” in a given year or as of a given date are to users who have logged in on our platform to access market information and seller information, and engage in potential transaction negotiations with sellers prior to the end of that year or that date, excluding users that have posted product listings on our platform prior to the end of that year or that date;

•	“CAGR” are to compound annual growth rate;

•	“Class A ordinary shares” are to our Class A ordinary shares with a par value of US$ per share;

•	“Class B ordinary shares” are to our Class B ordinary shares with a par value of US$ per share;

•	“CAC” is to the Cyberspace Administration of China;

•	“CSRC” is to the China Securities Regulatory Commission;

•	“merchants” are to sellers and buyers of agricultural products, unless the context indicates otherwise; we sometimes refer to merchants as our users;

•	“ODM” is to Original Design Manufacturer;

•	“OEM” is to Original Equipment Manufacturer;

•	“ordinary shares” are to our ordinary shares, par value US$0.00001 per share;

•	“RMB” or “Renminbi” are to the legal currency of mainland China;

•	“ROI” is to return on investment;

•

“sellers” in a given year are to users who have logged in on our platform during that year and posted product listings on our platform prior to the end of that year; “sellers” as of a given date are to users who have posted product listings on our platform prior to that date;

•	“US$,” “dollars,” or “U.S. dollars” are to the legal currency of the United States;

•	“U.S. GAAP” are to accounting principles generally accepted in the United States of America;

•	“VIEs” are to Beijing Douniu Network Technology Co., Ltd., or Beijing Douniu, and Beijing Yimutian Xinnong Network Co., Ltd., or Yimutian Xinnong;

•	“WFOE,” “wholly foreign owned entity,” or “Beijing Yimutian” are to Beijing Yimutian Network Technology Co., Ltd.; and

•	“Yimutian,” “we,” “us,” “our company, “or “our” are to Yimutian Inc. and its subsidiaries.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

THE OFFERING

Offering price range	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

ADS outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents Class A ordinary shares, par value US$ per share. The depositary will hold the Class A ordinary shares underlying the ADSs through its custodian. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender the ADSs to the depositary for cancellation to receive Class A ordinary shares. The depositary will charge you fees for any cancellation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue Class A ordinary shares represented by the ADSs in this offering.

Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class B ordinary share is entitled to [twenty (20)] votes, and each Class A ordinary share is entitled to one vote. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

See “Description of Share Capital.”

Ordinary shares outstanding immediately after this offering	ordinary shares, comprised of Class A ordinary shares and Class B ordinary shares (or Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full, comprised of Class A ordinary shares and Class B ordinary shares).

Over-allotment option	We have granted the underwriters the right to purchase up to an additional Class A ordinary share from us within 30 days of the date of this prospectus, to cover over-allotments, if any, in connection with the offering.

Listing	We intend to apply to list the ADSs representing our Class A ordinary shares on the Nasdaq under the symbol “YMT.”

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately US$ million, or approximately US$ million if the underwriters exercise their option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds from the offering for promotion and user acquisition, developing new business initiatives in relation to establishing cloud factories for food production and smart farming, and working capital and general corporate purposes. See “Use of Proceeds.”

Lock-up	[We, our directors, executive officers, all of our existing shareholders and all holders of our share-based awards] have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2023.

Depositary	.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to                 additional Class A ordinary shares to cover over-allotments, if any, in connection with the offering.

The number of ordinary shares that will be outstanding immediately after this offering:

•

is based on 2,746,376,766 ordinary shares outstanding as of the date of this prospectus, assuming the re-designation of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis immediately prior to the completion of this offering;

•

includes                     Class A ordinary shares in the form of ADSs that we will issue and sell in this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs; and

•	excludes all ordinary shares issuable upon exercise of our outstanding options and ordinary shares reserved for future issuances under our share incentive plan.

SUMMARY CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following summary consolidated statements of comprehensive loss data for the years ended December 31, 2021 and 2022, summary consolidated balance sheets data as of December 31, 2021 and 2022, and summary consolidated statements of cash flows data for the years ended December 31, 2021 and 2022 have been derived from the audited consolidated financial statements of our Company included elsewhere in this prospectus, which were prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of comprehensive loss data for the years ended December 31, 2021 and 2022.

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Revenue	130,649	100.0	155,795	22,588	100.0
Cost of revenues	(60,865)	(46.6)	(48,077)	(6,971)	(30.9)

Gross profit	69,784	53.4	107,718	15,617	69.1
Selling and marketing expenses	(83,178)	(63.7)	(87,820)	(12,733)	(56.4)
General and administrative expenses	(46,527)	(35.6)	(51,412)	(7,454)	(33.0)
Research and development expenses	(62,198)	(47.5)	(52,804)	(7,656)	(33.8)
Other income, net	824	0.6	1,541	223	1.0

Operating loss	(121,295)	(92.8)	(82,777)	(12,003)	(53.1)
Impairment loss on a long-term investment	—	—	(500)	(72)	(0.3)
Interest income	146	0.1	45	7	0.0
Interest expense	(119)	(0.1)	(657)	(95)	(0.4)
Change in fair value of financial liabilities	(54,398)	(41.6)	(31,936)	(4,630)	(20.5)
Gain (loss) from derecognition of financial liabilities	(4,206)	(3.3)	1,147	166	0.7

Loss before income taxes and share of loss of an equity method investment	(179,872)	(137.7)	(114,678)	(16,627)	(73.6)
Income tax expense	—	—	—	—	—
Share of loss of an equity method investment	(918)	(0.7)	(1,082)	(157)	(0.7)

Net loss	(180,790)	(138.4)	(115,760)	(16,784)	(74.3)

Net loss attributable to non-controlling interests	—	—	35	5	0.0
Net loss attributable to Yimutian Inc.	(180,790)	(138.4)	(115,725)	(16,779)	(74.3)

Deemed dividend to a Series C Redeemable Convertible Preferred Shareholder	(28,818)	(22.1)	—	—	—
Deemed dividend to Series D Redeemable Convertible Preferred Shareholders	(293)	(0.2)	—	—	—
Accretion of redeemable convertible preferred shares to redemption value	(54,237)	(41.5)	(64,289)	(9,321)	(41.3)

Net loss attributable to ordinary shareholders of Yimutian Inc.	(235,320)	(180.1)	(180,014)	(26,100)	(115.5)

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Net loss	(180,790)	(138.4)	(115,760)	(16,784)	(74.3)

Other comprehensive income (loss):
Fair value changes of financial liabilities due to instrument-specific credit risk, net of nil income taxes	1,220	0.9	(883)	(128)	(0.6)
Reclassification adjustment for gain (loss) on financial liabilities in net loss, net of income taxes	4,206	3.3	(1,147)	(166)	(0.7)
Foreign currency translation adjustment, net of nil income taxes	15,830	12.1	(84,785)	(12,293)	(54.4)

Total comprehensive loss	(159,534)	(122.1)	(202,575)	(29,371)	(130.0)

Net loss per ordinary share
– Basic and diluted	(0.67)		(0.45)	(0.07)

The following table presents our condensed consolidating schedule depicting the consolidated statements of comprehensive loss for the years ended December 31, 2021 and 2022.

	Year Ended December 31, 2022
	Yimutian Inc.	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Revenues	—	28,665	155,433	(28,303)	155,795
Cost of revenues	—	(5,345)	(42,732)	—	(48,077)

Gross profit	—	23,320	112,701	(28,303)	107,718
Selling and marketing expenses, general and administrative expenses and research and development expenses	(23,602)	(71,330)	(142,352)	45,248	(192,036)
Other income, net	—	504	1,037	—	1,541
Impairment loss on a long-term investment	—	—	(500)	—	(500)
Interest income	—	7	38	—	45
Interest expense	—	(513)	(144)	—	(657)
Change in fair value of financial liabilities	(31,936)	—	—	—	(31,936)
Share of losses from subsidiaries, VIE and VIE’s subsidiaries	(61,334)	—	—	61,334	—
Gain (loss) from derecognition of financial liabilities	1,147	—	—	—	1,147

Loss before income taxes and share of loss of an equity method investment	(115,725)	(48,012)	(29,220)	78,279	(114,678)
Income tax expense	—	—	—	—	—
Share of loss of an equity method investment	—	—	(1,103)	21	(1,082)

Net loss	(115,725)	(48,012)	(30,323)	78,300	(115,760)
Net loss attributable to non-controlling interests	—	47	10	(22)	35

Net loss attributable to Yimutian Inc.	(115,725)	(47,965)	(30,313)	78,278	(115,725)
Accretion of Redeemable Convertible Preferred Shares to redemption value	(64,289)	—	—	—	(64,289)

Net loss attributable to ordinary shareholders of Yimutian Inc.	(180,014)	(47,965)	(30,313)	78,278	(180,014)

	Year Ended December 31, 2021
	Yimutian Inc.	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Revenues	—	28,562	130,955	(28,868)	130,649
Cost of revenues	—	(2,090)	(58,775)	—	(60,865)

Gross profit	—	26,472	72,180	(28,868)	69,784
Selling and marketing expenses, general and administrative expenses and research and development expenses	(7,567)	(57,015)	(161,013)	33,692	(191,903)
Other income, net	—	152	672	—	824
Interest income	—	7	139	—	146
Interest expense	—	—	(119)	—	(119)
Change in fair value of financial liabilities	(54,398)	—	—	—	(54,398)
Share of losses from subsidiaries, VIE and VIE’s subsidiaries	(114,619)	—	—	114,619	—
Gain (loss) from derecognition of financial liabilities	(4,206)	—	—	—	(4,206)

Loss before income taxes and share of loss of an equity method investment	(180,790)	(30,384)	(88,141)	119,443	(179,872)
Income tax expense	—	—	—	—	—
Share of loss of an equity method investment	—	—	(1,103)	185	(918)

Net loss	(180,790)	(30,384)	(89,244)	119,628	(180,790)
Net loss attributable to non-controlling interests	—	186	—	(186)	—

Net loss attributable to Yimutian Inc.	(180,790)	(30,198)	(89,244)	119,442	(180,790)
Deemed dividend to a Series C Redeemable Convertible Preferred Shareholder	(28,818)	—	—	—	(28,818)
Deemed dividend to Series D Redeemable Convertible Preferred Shareholders	(293)	—	—	—	(293)
Accretion of redeemable convertible preferred shares to redemption value	(54,237)	—	—	—	(54,237)

Net loss attributable to ordinary shareholders of Yimutian Inc.	(264,138)	(30,198)	(89,244)	119,442	(264,138)

The following table presents our summary consolidated balance sheets data as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Cash	17,291	6,648	964
Restricted cash	—	37	5
Accounts receivable, net	3,537	4,042	586
Amounts due from related parties	15,973	16,254	2,357
Prepayments and other current assets	60,923	31,028	4,501

Total current assets	97,724	58,009	8,413

Total non-current assets	18,170	12,406	1,799

Total assets	115,894	70,415	10,212

Accounts payable	1,299	2,811	408
Contract liabilities, current	82,290	97,250	14,100
Bank loans	2,636	2,000	290
Financial liabilities	256,942	298,780	43,319
Shareholder loans, at amortized cost	111,988	99,149	14,375
Amounts due to related parties	22,015	20,388	2,956
Accrued expenses and other current liabilities	87,731	80,869	11,726
Operating lease liabilities, current	8,888	5,503	797

Total current liabilities	573,789	606,750	87,971
Total non-current liabilities	5,113	9,064	1,315

Total liabilities	578,902	615,814	89,286
Total mezzanine equity	758,760	942,933	136,712
Total shareholders’ deficit	(1,221,768)	(1,488,332)	(215,786)

Total liabilities, mezzanine equity and shareholders’ deficit	115,894	70,415	10,212

The following table presents our condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2021 and 2022.

	As of December 31, 2022
	Yimutian Inc.	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS

Current assets
Cash	189	1,044	5,415	—	6,648
Restricted cash	—	—	37	—	37
Accounts receivable, net	—	—	4,042	—	4,042
Amounts due from related parties	145,363	90,505	8,536	(228,150)	16,254
Prepayments and other current assets	—	1,845	29,183	—	31,028

Total current assets	145,552	93,394	47,213	(228,150)	58,009

Non-current assets
Restricted cash, non current	—	—	—	—	—
Property and equipment, net	—	11	2,127	—	2,138
Operating lease right-of-use assets	—	1,415	7,369	—	8,784
Long-term investments	—	—	2,833	(2,833)	—
Amounts due from related parties	63,914	—	—	(63,914)	—
Other non-current assets	—	76	1,408	—	1,484

Total non-current assets	63,914	1,502	13,737	(66,747)	12,406

Total assets	209,466	94,896	60,950	(294,897)	70,415

LIABILITIES

Current liabilities
Accounts payable	—	—	2,811	—	2,811
Contract liabilities, current	—	—	97,250	—	97,250
Bank loans	—	—	2,000	—	2,000
Financial liabilities	298,780	—	—	—	298,780
Shareholder loans, at amortized cost	1,045	56,230	41,874	—	99,149
Amounts due to related parties	3,482	206,334	105,469	(294,897)	20,388
Accrued expenses and other current liabilities	524	11,967	68,378	—	80,869
Operating lease liabilities, current	—	954	4,549	—	5,503

Total current liabilities	303,831	275,485	322,331	(294,897)	606,750

Non-current liabilities
Contract liabilities, non-current	—	—	5,846	—	5,846
Amounts due to related parties	451,299	—	—	(451,299)	—
Operating lease liabilities, non-current	—	374	2,844	—	3,218

Total non-current liabilities	451,299	374	8,690	(451,299)	9,064

Total liabilities	755,130	275,859	331,021	(746,196)	615,814

MEZZANINE EQUITY	942,933	—	—	—	942,933

Total shareholders’ deficit attributable to ordinary shareholders	(1,488,597)	(180,771)	(270,361)	451,132	(1,488,597)
Non-controlling interests	—	(192)	290	167	265

Total shareholders’ deficit	(1,488,597)	(180,963)	(270,071)	451,299	(1,488,332)

Total liabilities, mezzanine equity and shareholders’ deficit	209,466	94,896	60,950	(294,897)	70,415

	As of December 31, 2021
	Yimutian Inc.	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets
Cash	4,708	5,444	7,139	—	17,291
Restricted cash	—	—	—	—	—
Accounts receivable, net	—	—	3,537	—	3,537
Amounts due from related parties	157,617	59,248	7,707	(208,599)	15,973
Prepayments and other current assets	—	15,852	45,071	—	60,923

Total current assets	162,325	80,544	63,454	(208,599)	97,724

Non-current assets
Restricted cash, non current	—	—	37	—	37
Property and equipment, net	—	4	2,406	—	2,410
Operating lease right-of-use assets	—	977	11,045	—	12,022
Long-term investments	—	—	3,937	(2,855)	1,082
Amounts due from related parties	58,512	—	—	(58,512)	—
Other non-current assets	—	219	2,400	—	2,619

Total non-current assets	58,512	1,200	19,825	(61,367)	18,170

Total assets	220,837	81,744	83,279	(269,966)	115,894

LIABILITIES

Current liabilities
Accounts payable	—	—	1,299	—	1,299
Contract liabilities, current	—	—	82,290	—	82,290
Bank loans	—	—	2,636	—	2,636
Financial liabilities	256,942	—	—	—	256,942
Shareholder loans, at amortized cost	957	69,157	41,874	—	111,988
Amounts due to related parties	3,188	182,244	106,549	(269,966)	22,015
Accrued expenses and other current liabilities	616	11,525	75,590	—	87,731
Operating lease liabilities, current	—	913	7,975	—	8,888

Total current liabilities	261,703	263,839	318,213	(269,966)	573,789

Non-current liabilities
Contract liabilities, non-current	—	—	2,641	—	2,641
Amounts due to related parties	422,142	—	—	(422,142)	—
Operating lease liabilities, non-current	—	—	2,472	—	2,472

Total non-current liabilities	422,142	—	5,113	(422,142)	5,113

Total liabilities	683,845	263,839	323,326	(692,108)	578,902

MEZZANINE EQUITY	758,760	—	—	—	758,760

Total shareholders’ deficit attributable to ordinary shareholders	(1,221,768)	(181,950)	(240,047)	421,997	(1,221,768)
Non-controlling interests	—	(145)	—	145	—

Total shareholders’ deficit	(1,221,768)	(182,095)	(240,047)	422,142	(1,221,768)

Total liabilities, mezzanine equity and shareholders’ deficit	220,837	81,744	83,279	(269,966)	115,894

The following table presents our summary consolidated statements of cash flows data for the years ended December 31, 2021 and 2022.

	For the Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(67,405)	(36,160)	(5,243)
Net cash used in investing activities	(3,492)	(1,844)	(267)
Net cash provided by financing activities	63,331	26,115	3,787
Effect of foreign currency exchange rate changes on cash and restricted cash	289	1,246	180

Net decrease in cash and restricted cash	(7,277)	(10,643)	(1,543)

Cash and restricted cash at the beginning of the year	24,605	17,328	2,512
Cash and restricted cash at the end of the year	17,328	6,685	969

The following table presents our condensed consolidating schedule depicting the consolidated cash flows for the years ended December 31, 2021 and 2022.

	For the Year Ended December 31, 2022
	Yimutian Inc.	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash Flow
Net cash provided by (used in) operating activities	(434)	(66,125)	30,399	—	(36,160)
Net cash used in investing activities	(55,133)	—	(1,844)	55,133	(1,844)
Net cash provided by (used in) financing activities	49,814	61,713	(30,279)	(55,133)	26,115
Effect of foreign currency exchange rate changes on cash and restricted cash	1,234	12	—	—	1,246

Net decrease in cash and restricted cash	(4,519)	(4,400)	(1,724)	—	(10,643)
Cash and restricted cash at the beginning of the year	4,708	5,444	7,176	—	17,328

Cash and restricted cash at the end of the year	189	1,044	5,452	—	6,685

	For the Year Ended December 31, 2021
	Yimutian Inc.	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash Flow
Net cash used in operating activities	(3,310)	(29,596)	(34,499)	—	(67,405)
Net cash used in investing activities	(30,258)	—	(3,492)	30,258	(3,492)
Net cash provided by financing activities	36,549	27,345	29,695	(30,258)	63,331
Effect of foreign currency exchange rate changes on cash and restricted cash	294	(5)	—	—	289

Net increase (decrease) in cash and restricted cash	3,275	(2,256)	(8,296)	—	(7,277)
Cash and restricted cash at the beginning of the year	1,433	7,700	15,472	—	24,605

Cash and restricted cash at the end of the year	4,708	5,444	7,176	—	17,328

RISK FACTORS

You are not purchasing equity securities of our subsidiaries that have substantive business operations in mainland China but instead are purchasing equity securities of a Cayman Islands holding company. Yimutian Inc. is a Cayman Islands holding company that conducts all of its operations and operates its business in mainland China through the VIEs and its subsidiaries in mainland China. Such structure involves unique risks to investors in the ADSs. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in the ADSs. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of the ADSs could decline and you could lose all or part of your investment. In particular, as we are a mainland China-based company incorporated in the Cayman Islands, you should pay special attention to the subsection headed “Risks Related to Doing Business in Mainland China” below. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties described below and elsewhere in this prospectus.

Risks Related to Our Business and Industry

If we are unable to attract or retain agricultural product sellers, our platform will become less appealing to wholesale markets and business buyers, and our business and financial results may be materially and adversely impacted.

We rely upon sellers of agricultural products on our platform, including farmers and food production or processing companies to provide quality agricultural products to wholesale markets and business buyers. The number of sellers on our platform increased from 2.4 million as of December 31, 2021 to 2.9 million as of December 31, 2022. Attracting and retaining new agricultural product sellers to our platform and engaging existing sellers on our platform are essential for our success. The number of agricultural product sellers on our platform or the frequency of their use of our platform could fluctuate and may materially decline as a result of many factors, such as the sellers’ perceived failure to achieve expected results and generate profits, the pricing of our services, and the emergence of competing platforms and alternative channels for sellers to approach buyers, some of which are beyond our control. If we are unable to effectively help the sellers sell their agricultural products to appropriate business buyers or provide quality services they desire, they may switch to other competing platforms. A decrease in the number of sellers on our platform would make it difficult for us to maintain and increase the variety and quantity of products available on our platform and cause a decline in our income. An insufficient number of agricultural product sellers on our platform would also reduce our network activity and it may be increasingly difficult for business buyers to purchase agricultural products in quality and quantity and at price satisfactory to them, which may lead to reduced number of buyers and the perceived utility of our platform. Activity on our platform may also fluctuate due to seasonality. See “—Our business and operating results may experience significant seasonal fluctuations” for more information. If agricultural product sellers do not establish or maintain active accounts with us, if we fail to provide high-quality services, or if we cannot otherwise attract and retain a sufficient number of agricultural product sellers, our business and results of operations could grow slower than expected or decline significantly.

If we are unable to attract or retain buyers of agricultural products, our platform will become less appealing to agricultural product sellers, and our business and financial results may be materially and adversely impacted.

Our success significantly depends on our ability to maintain or expand our network by attracting and retaining buyers on our platform. The number of buyers on our platform increased from 11.3 million as of December 31, 2021 to 13.1 million as of December 31, 2022. The number of buyers on our platform or the frequency of their use of our platform may fluctuate and could decline as a result of a number of factors, including declining number of agricultural product sellers on our platform, declining variety or decreasing quality of agricultural products available on our platform, dissatisfaction with our brand or reputation, or availability of competing platforms. To make sure our platform is continuously appealing to wholesale market stall operators and business buyers, we leverage our decade-long experience in the agriculture industry, our technology capabilities and extensive amount of data gathered to enable agricultural product sellers on our platform to supply a vast variety of quality agricultural products that meet varied needs of wholesale market stall operators and different types of business buyers across different geographical locations. In 2021 and 2022, more than half of new buyers on our platform were acquired through word-of-mouth marketing thanks to our trusted brand. However, buyer demand and preferences evolve over time, and our ability to remain competitive, grow our business and maintain our market position depends on our ability to continuously respond to or anticipate changes in the market conditions and buyer demand and preferences. We may not be able to respond to or anticipate such changes in a timely manner, and inability to adapt to these changes may result in a failure to attract new buyers or retain existing buyers. In addition, we cannot guarantee that our buyers acquisition efforts would always be achieved at low costs, or at all. Any reduction in the number or availability of buyers on our platform would likely lead to a reduction in platform usage by agricultural product sellers, which in turn would make our platform less attractive to wholesale market stall operators and business buyers, and thus reduce the value of our network and harm our business prospects and future results of operations.

We have incurred net losses since our inception. We cannot guarantee that our monetization strategies will be successful and generate sustainable revenues and realize profitability. If we are unable to achieve and maintain profitability in the future, our business, financial condition and results of operations may be materially and adversely affected.

We incurred net losses of RMB180.8 million in 2021 and RMB115.8 million (US$16.8 million) in 2022. We mainly rely on charging membership fees for services rendered to merchants on our platform as well as transaction service fees for transactions facilitated through our platform. We cannot assure you that our monetization efforts will be successful and generate sustainable revenue sources and realize profitability. Our membership base, transaction volume, number of paying merchants and paying merchants’ spending on our platform may decline if merchants find that our services not appealing to them anymore. Due to limited track record of our new monetization efforts, we also cannot assure you that these efforts will yield expected results. As a result, we may not be able to achieve or maintain profitability in the future. In addition, our expenses will likely increase in the future as we develop and launch new offerings and technologies, expand in existing and new markets, and continue to invest in our platform. These efforts may be more costly than we expect and may not result in increased revenues or growth in our business as anticipated. Furthermore, after we become a public company, we may incur additional compliance, accounting, and other expenses that we did not incur as a private company. Any failure to increase our revenues sufficiently to keep pace with our investments and other expenses could prevent us from achieving profitability or positive operating cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition and results of operations could be adversely affected.

We had net operating cash outflows in 2022 and net current liabilities as of December 31, 2022. If we do not effectively manage our cash and other liquid financial assets, execute our plan to increase profitability and obtain additional financing, we may not be able to continue as a going concern.

We had net cash used in operating activities of RMB36.2 million (US$5.2 million) in 2022. If we are unable to generate sufficient cash from operating activities in the future, our business, results of operations and liquidity may be adversely affected. We also had net current liabilities (current liabilities less current assets) of RMB548.7 million (US$79.6 million) as of December 31, 2022. We may continue to have net current liabilities in the future as our business expands, in which case we may face a shortfall of working capital. We will require additional liquidity to continue our operations over the next 12 months. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements, obtaining agreements with the existing investors to extend the due dates for outstanding debt, although there is no assurance that we will be successful in obtaining such additional financing on terms acceptable to us, if at all. In addition, we plan to diversify revenue streams and implement cost saving measures to grow revenues and decrease expenses. However, the feasibility of such plan is contingent upon many factors out of our control, and is highly uncertain and difficult to predict, and we may be unable to successfully execute such plan. As such, we cannot assure you that additional liquidity will be available in amounts or on terms acceptable to us when needed, if at all, and that we will be able to secure sufficient capital on commercially acceptable terms to fund our working capital requirements and planned capital expenditures. These factors give rise to substantial doubt over our ability to continue as a going concern. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, this may further exacerbate our pressure to obtain additional financing.

We have limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter, and our historical growth and performance may not be indicative of our future growth and financial results.

We have a limited operating history. We started to operate our agricultural e-commerce business in 2015 and commenced offering sales-assistance services in 2019. Our business continues to evolve. We from time to time introduce new platform features, offerings and services. Our limited operating history, particularly with respect to monetization, and evolving business nature make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:

•	forecast our revenues and budget for and manage our expenses;

•	attract new merchants and retain existing merchants in a cost-effective manner;

•	comply with existing and new laws and regulations applicable to our business;

•	anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

•	maintain and enhance the value of our reputation and brand;

•	effectively compete with other market players;

•	effectively manage our growth;

•	successfully expand our geographic reach and overcome challenges particular to new geographical markets;

•	hire, integrate and retain talented people at all levels of our organization; and

•	successfully develop new platform features, offerings and services to enhance the experience of our platform participants.

Although we have experienced rapid growth historically, we may not be able to continue our growth or maintain our historical growth rates. You should not consider our historical growth as indicative of our future financial performance. If we fail to address the risks and difficulties that we face, our business, financial condition and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenues and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will continue to encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

Our business and results of operations may be materially and adversely affected if inclement weather persists or natural disasters occur. Changes in the availability of quality agricultural products and price fluctuations could also negatively affect our business.

The large number of agricultural products sold on our platform are mainly produced in various locations in mainland China. We have also recently expanded into the field of smart farming. Agricultural production is highly susceptible to inclement weather and natural disasters. For example, in July 2021, Henan Province of China experienced persistent heavy rains, which led to a temporary closure of our business operations in Zhengzhou, capital of Henan Province, and negatively affected certain of our platform participants located in Henan Province. If inclement weather persists or natural disasters or other catastrophic events occur, the supply of agricultural products would be constrained and the quality and variety of the products would likely decline, and the prices of agricultural products may also fluctuate significantly, in which case it may become difficult for our platform participants to complete transactions at satisfactory prices. Since we generate revenue from charging service fees and commissions from transactions completed on our platform, the decreased transaction activity and fluctuation in prices of agricultural products could materially and adversely affect our business and results of operations. In addition, as we start to further grow our smart farming business, we could be even more susceptible to such risks. Inclement weather and natural disasters could cause severe damage to crop we planted together with local partners, which could lead to losses of our investments and thus result in material adverse impacts on our business, results of operations and financial condition. Apart from inclement weather and natural disasters, outbreaks of diseases such as swine flu and hog cholera could also led to significant fluctuations in prices of agricultural products, and thus negatively affect our business and results of operations.

Even if there is no inclement weather or natural disaster, due to the varying sources of supply for agricultural products sold on our platform, there is no guarantee the quality of such agricultural products will be continuingly consistent and the availability of quality agricultural products may be limited. While we have spent efforts to standardize certain products based on buyers’ needs, but we still, to a large extent, rely on sellers to supply high-quality agricultural products that meet buyers’ demands. Failure to maintain availability of high-quality products on our platform may impair buyer confidence and the attractiveness of our platform, which in turn would adversely affect our business, results of operations and financial condition.

Our business depends heavily on the market recognition and reputation of our brands. Any harm to our brands, failure to maintain and enhance our brand recognition or any negative publicity about us, our business, management, business partners or the agricultural B2B industry in general, may materially and adversely affect our business, financial condition and results of operations.

We believe that the market recognition and reputation of our brands have significantly contributed to the success of our business. As a result, maintaining and enhancing our brand recognition and reputation are critical to our success and market position. Our reputation and brands may be negatively affected by various factors, some of which are difficult or impossible to predict or control, such as:

•	our ability to maintain a convenient and reliable user experience as consumer preferences evolve and as we expand into new product categories and new business lines;

•	our ability to provide superior services and solutions on our platform;

•	our ability to effectively manage the quality of products on our platform;

•	the efficiency, reliability and quality of the services and solutions provided by us or third-party truck drivers, logistics service providers and other service providers; and

•	our ability to increase brand awareness among existing and potential users through various means.

Negative publicity about us, such as alleged misconduct by our employees or other parties on our platform, unethical business practices, or rumors relating to our business, management, employees, merchants on our platform, or our shareholders and affiliates could cause harm to our reputation, business and results of operations. These allegations, even if factually incorrect or based on isolated incidents, may lead to inquiries, regulatory investigations or legal actions against us. Such actions could substantially damage our brand and reputation and cause us to incur significant costs to defend ourselves. Any negative public perception or publicity regarding our business partners that we cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an adverse impact on our brand and reputation. In addition, our brand and reputation could be damaged as a result of the negative publicity about the agricultural B2B industry in general or other agricultural e-commerce platforms in mainland China regarding security or product quality issues. If we are unable to maintain our reputation, further enhance our brand recognition and increase positive awareness of our platform, our platform participants may be reluctant to sell and buy products from our platform, and our results of operations may be materially and adversely affected.

Our business and results of operations may be materially and adversely affected if we are unable to maintain satisfactory user experience or high quality customer service.

The success of our business largely depends on our ability to provide satisfactory user experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly interface for our users to showcase, browse and purchase agricultural products, sellers’ ability to provide reliable and timely delivery of agricultural products, and our ability to continue to provide superior after-sales services. Transactions volume may decrease if our platform is severely interrupted or otherwise fails to meet our users’ requests. If third-party delivery companies or truck drivers who connect with sellers through our platform fail to deliver agricultural products in a timely and reliable manner, for which we do not exercise any control, or if wholesale markets or business buyers are not satisfied with product quality, our platform participants’ user experience will be impaired and our merchant loyalty could be negatively affected. In addition, we depend on our transaction disputes department and online customer service representatives to provide online assistance to our users. If our transaction disputes department or online customer service representatives fail to satisfy users’ needs, our reputation and merchant loyalty could be harmed, and we may lose potential or existing users, which would result in a decrease in both of the transaction volume on our platform and our revenue. As a result, if we are unable to maintain satisfactory user experience and provide high quality user service, we may not be able to retain existing users or attract new users, which could have a material adverse effect on our business, financial condition and results of operations.

Agricultural product sellers on our platform deliver their products to wholesale markets or business buyers through a variety of third-party logistics service providers. Service interruptions, failures, or constraints of these third parties could severely harm our reputation, business and prospects.

Sellers of agricultural products on Douniu App deliver their products to wholesale markets through third-party truck drivers, while sellers on Yimutian App deliver their products to business buyers through third-party logistics service providers. Interruptions to or failures in services provided by these third parties could affect timely and successful delivery of the products to wholesale markets and business buyers. As we do not directly control or manage the operations of these third parties, we are unable to guarantee their performance. Failure to provide satisfactory services by these third parties, such as delays in delivery, product damage or loss during transit, shutdown or termination of services may damage our reputation and cause us to lose potential or existing buyers, and may ultimately adversely affect our results of operations.

As some agricultural products are perishable, if these third parties fail to deliver products to wholesale market stall operators or business buyers on time and in good condition, stall operators or business buyers may refuse to accept the products and their confidence in our platform may also be impaired. In such event, we cannot assure you that sellers or we will be able to find alternative cost-efficient service providers or operators to offer satisfactory services in a timely manner, or at all, which could cause our business and reputation to suffer or cause sellers and buyers to switch to other platforms and have negative impact on our operating results.

We may be subject to claims under consumer protection laws, in particular health and safety claims and product liability claims, if property or people are harmed by the products sold on our platform.

Our business involves sale of food products and is subject to inherent risks of product liability claims and the resulting negative publicity. Food products containing contaminants could be inadvertently sold on or through our platform and, if these contaminants are not eliminated by the time of consumption, they could cause bodily harm or death in severe situations. We are involved in product liability claims brought by buyers on our platform from time to time. We cannot assure you that product liability claims will not be asserted against us or that we will not be held liable for such incidents in the future. If claims are brought against us under any of these laws, we could be subject to monetary damages and actions by regulators, which could have a material adverse effect on our business, financial condition and results of operations. Although we would have legal recourse under the laws of mainland China against the seller that supplied such products, attempting to enforce our rights against such seller may be expensive, time-consuming and ultimately futile. Other than monetary damages and regulatory actions, any actual or perceived food safety issue or product contamination associated with our platform could result in negative publicities and thus seriously harm our reputation. Adverse publicity concerning food safety of agricultural products in mainland China in general could also have a negative impact on our business in addition to the general negative consequences on the whole industry.

In addition, operators of e-commerce platforms may be subject to certain provisions of consumer protection laws even where the operator is not the producer, provider or retailer of the products or services purchased by the consumer. For example, pursuant to the Law of the People’s Republic of China on the Protection of Consumer Rights and Interests, or the Consumer Protection Law, if we fail to provide a consumer with the name, address and contact details of the seller that sold the defective product, we may be liable to compensate such consumer damages suffered by him/her, even though we are entitled to seek indemnification from sellers. In addition, if we do not take appropriate remedial action against sellers for their actions that we know, or should have known, that would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the sellers. Moreover, the Consumer Protection Law provides that a platform will be held liable for failing to meet any undertaking it made to consumers with regard to products listed on the platform. Furthermore, according to the Measures for the Supervision and Administration of Online Transactions, or the Online Transaction Measures, we are required to report violations of applicable consumer protection laws, regulations or administrative rules by sellers to the State Administration for Market Regulation, or SAMR, or its local branches, and take appropriate remedial measures, including ceasing to provide services to the relevant sellers, as a platform. We may also be held jointly liable with sellers that sell agricultural products without proper licenses or authorizations. See also “— We are subject to existing and new laws and regulations imposing various requirements on e-commerce business” for further details.

We do not maintain product liability insurance for products transacted on our platform, and our rights of indemnity from sellers or suppliers on our platform may not adequately cover us for any liability we may incur. Claims against us, even if they are eventually unsuccessful, could result in significant expenditure of funds and diversion of management time and resources. Any claims against us, whether successful or not, could result in loss in confidence on the part of our users, which would be difficult and costly to reestablish, and significantly impair our brand value, which would have a material and adverse impact on our business, results of operations, financial condition and prospects.

We are subject to existing and new laws and regulations imposing various requirements on e-commerce business.

E-commerce business is subject to various laws and regulations in mainland China, and the mainland China government authorities may continue to promulgate new laws, regulations and rules governing the e-commerce industry, tighten enforcement of existing laws, rules and regulations, and impose additional requirements and other obligations on our business including the operation of our e-commerce platform and our market promotion activities. Compliance with these laws, regulations and rules may be costly, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, or subject us to liabilities or administrative penalties:

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According to the E-Commerce Law of PRC, e-commerce platform operators who fail to take necessary actions when they know or should have known that the merchants on their platform infringe others’ personal or property safety, or the products or services provided by the merchants do not meet the requirements for product safety, or otherwise infringe upon consumers’ legitimate rights, will be held jointly liable with the merchants. Additionally, with respect to the products or services affecting consumers’ life and health, the e-commerce platform operators will bear relevant responsibilities if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers. We may be held responsible if the agricultural products sold through our platform caused harm to the interests and health of consumers.

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The Online Transaction Measures of PRC also require e-commerce platforms to timely remind individual merchants to register with local branches of SAMR if their total annual transaction volume across different platforms exceeds RMB100,000. Our policy expressly requires merchants on our platform that are captured by these rules to complete the registrations. We may lose existing or potential merchants who do not or are unwilling to comply with the registration and related requirements, and we may be found liable under the E-Commerce Law and related regulations if we are deemed to have failed to implement the required procedures. The E-Commerce Law and the related regulations are relatively new and subject to implementation rules by local regulatory authorities. As such, we still face uncertainties in relation to their further interpretations and applications.

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Among other things, the Interim Provisions for Regulating Promotional Activities of PRC, or the Interim Provisions, was designed to promote consumer protection and prohibit false or misleading commercial information used in promotional activities. As a platform operator, we are required by the Interim Provisions to design rules and procedures to foster fair and transparent merchandise promotional activities, and assist the authorities in their investigation of violations by platform merchants, which will result in additional compliance costs. In addition, business operators in mainland China are prohibited from inducing consumers into transactions via misleading pricing terms or engaging in other anti-competitive conducts associated with product price. If we are found to have violated these laws and regulations, we may be subject to fines and other administrative penalties.

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According to the Anti-monopoly Guidelines of PRC, business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. As the Anti-monopoly Guidelines were newly promulgated, it is still uncertain as to the specific impact on our business or results of operations and prospects. If we are found to have any non-compliance issues by relevant authorities, we may be subject to fines and other penalties.

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The impact of the laws or regulations in mainland China governing property rights of virtual currency on our business has yet to be assessed, and it is not clear what liabilities, if any, we may have relating to the loss of virtual currency by merchants. Merchants on our platform purchase Tian Bi (田币) to exchange value-added services we offer. However, Tian Bi is not a virtual currency that is exchangeable into Renminbi or any other currencies or can be consumed on any other platforms. The mainland China government may re-evaluate or amend the virtual currency related laws and regulations or policies to strengthen the supervision on issuance and operation of such virtual currencies. It is unclear who is the legal owner of virtual items and whether the ownership of virtual items is protected by law. Although we have not been involved in any virtual items related lawsuits previously, we cannot assure you that such lawsuits will not be brought against us in the future. Any adverse changes in the laws and regulations or policies could impose liabilities on us for loss of virtual currency by merchants on our platform. In addition, laws and regulations of mainland China regulating virtual currency are designed for online games. We believe Tian Bi is not a kind of “game virtual currency” that is subject to the Circular of the Ministry of Culture and the Ministry of Commerce on Strengthening the Administration of Virtual Currencies for Online Gaming and other related regulations. However, we cannot assure you that the MOC and MOFCOM will hold the same view with us. If the government authorities regard Tian Bi in our platform as a kind of “game virtual currency” or new laws and regulations related to virtual currency used on an e-commerce platform are promulgated in the future, we may incur additional expenses or invest considerable resources in complying with those requirements.

In light of the evolving legislative activities and varied local implementation practices of consumer protection, anti-monopoly and competition laws and regulations in relation to e-commerce in mainland China, compliance with these laws, regulations, rules, guidelines and implementations may be costly, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and may materially and adversely affect our financial conditions, operations and business prospects.

We may be subject to complex and evolving laws and regulations regarding cybersecurity, data privacy and data protection. Actual or alleged failure to comply with cybersecurity, data privacy and data protection laws and regulations could damage our reputation, deter current and potential users from using our services and subject us to significant legal, financial and operational consequences.

Our business generates and processes a large amount of data, and we are subject to laws and regulations regarding cybersecurity, data privacy and data protection in mainland China. The mainland China government has enacted a series of laws and regulations on the protection of personally identifiable data in recent years. For example, the CAC released jointly with several other administrations the Cybersecurity Review Measures on December 28, 2021, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators that possess personal information of over one million individual users shall be subject to cybersecurity review before listing abroad. Any failure to timely complete the required cybersecurity review may result in regulatory sanctions including, among others, government enforcement actions and investigations, fines, penalties, and suspension of our non-compliant operations, as well as reputational damage or legal proceedings or actions against us, any of which may have material adverse effects on our business, financial condition and results of operations. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures. See “Regulation — Regulations Relating to Cybersecurity, Information Security Protection.”

Moreover, ensuring our compliance with the evolving data privacy and protection laws in mainland China have increased our operating cost. While we have adopted a rigorous and comprehensive policy for the collection, processing, sharing, disclosure authorization and other aspects of data use and privacy and taken necessary measures to comply with all applicable relevant laws and regulations, we cannot guarantee the effectiveness of these policies and measures undertaken by us. Additionally, the effectiveness of our privacy and data protection measures is also subject to system failure, interruption, inadequacy, security breaches or cyberattacks. Any failure or perceived failure to comply with all applicable relevant laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could result in fines, revocation of licenses, suspension of relevant operations or other legal or administrative penalties, which may in turn damage our reputation, discourage current and potential users and subject us to damages, which could have a material adverse effect on our business and results of operations.

Furthermore, any inability to adequately address data privacy or security-related concerns, complaints, inquiries or allegations, even if unfounded, when they arise, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with merchants, impair users’ trust in our privacy practices and make them reluctant to give their consent to share their data with us. As a result, our ability to retain or increase our membership base and member engagement may be materially and adversely affected, and we may not be able to maintain or grow our revenue as anticipated, all of which would have a material and adverse effect on our business, financial condition and results of operation.

In addition, we and our counterparties, including business partners and external service providers, might be subject to contractual obligations regarding the processing of personal information. While we believe our conduct and our counterparties’ conduct under these agreements are in material compliance with all applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we or our counterparties may fail, or be alleged to have failed, to be in full compliance. In the event that our acts or omissions result in alleged or actual failure to comply with applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we may incur liability. While we endeavor to include indemnification provisions or other protections in the agreements we enter into with our counterparties to mitigate liability and losses stemming from our counterparties’ acts or omissions, we may not always be able to obtain such protections and, even where we can, there is no guarantee that our counterparties will honor such provisions or that such protections will cover the full scope of our liabilities and losses. Any failure or perceived failure of compliance by us or our counterparties may result in proceedings or actions against us, which could harm our reputation and have a material adverse effect on our business and prospects.

The laws and regulations regarding cybersecurity, data privacy and data protection are complex and evolving, and the interpretation and application thereof will be determined on an ad hoc basis depending on the facts and circumstances. These laws and regulations and other similar legal and regulatory developments could affect how we operate our platform, render services and process data, which could negatively impact demand for our services and the efficiency of our services to users. We may incur substantial costs to comply with such new laws and regulations, meet the demands of our users relating to their own compliance with applicable laws and regulations and establish and maintain internal compliance policies. If we are unable to comply with the then-applicable laws and regulations, or to address any privacy and data protection concerns, such actual or alleged failure could damage our reputation, deter current and potential users from using our solutions and could subject us to significant legal, financial, and operational consequences.

Failure to effectively deal with any fictitious transactions or other fraudulent conduct would materially and adversely affect our business, financial condition and results of operations.

We may face risks with respect to fraudulent activities on our platform. For example, merchants on our platform may engage in fictitious or “phantom” transactions with themselves or their collaborators in order to artificially inflate their own ratings on our platform, reputation and search results rankings. This activity may harm other sellers by enabling the perpetrating seller to be favored over legitimate sellers, and may harm consumers by deceiving them into believing that a seller is more reliable or trusted than the seller actually is. This activity may also result in inflated transaction volume on our online marketplace. Other parties may also engage in similar or other fraudulent or illegal activities on our platform. See also “— Illegal, improper or otherwise inappropriate activity of sellers, buyers, other users or our employees, whether or not occurring while utilizing our platform, could expose us to liability and harm our business, brand, financial condition and results of operations” for more details. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our platform, there can be no assurance that such measures will be effective in combating fraudulent. Such fictitious transactions and fraudulent conduct may subject us to lawsuits, regulatory investigations, fines and penalties.

Moreover, illegal, fraudulent or collusive activities by our employees, such as fraud, bribery or corruption, could also subject us to liability, negative publicity or losses. Although we have adopted internal control procedures and policies governing the review and approval of sales activities and other relevant matters, we cannot assure you that such procedures and policies will effectively prevent fraud or illegal activity by our employees. Any actual or alleged fraudulent or deceptive conduct by our employees could result in negative publicity and severely impair our members’ confidence and trust in us, damage our reputation and diminish the value of our brands, and impact our ability to attract new or retain current members, which would materially and adversely affect our business, financial condition and results of operations.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our mobile apps and websites or any disruption to our technology systems could materially and adversely affect our ability to deliver consistent services to users of our platform and harm our business and reputation.

The proper functioning of our technology systems is essential to our business. The satisfactory performance, reliability and availability of our technology systems are critical to our success, our ability to attract and retain merchants and our ability to maintain and deliver consistent services to merchants. However, our technology infrastructure may fail to keep pace with increased transaction volumes on our platform, especially with respect to our new product and service offerings, and therefore merchants on our platform may experience delays as we seek to source additional technological capacity, which could impair the merchants’ user experience and harm our reputation and would adversely affect our results of operations.

Additionally, we need to continue to upgrade and improve our technology infrastructure to support our business growth. However, we cannot assure you that we will be successful in executing these infrastructure upgrades, and the failure to do so may impede our growth. We currently rely on cloud services and servers operated by external cloud service providers to store our data, which allows us to analyze a large amount of data simultaneously and to update our user database and user profiles quickly. Any interruption or delay in the functionality of these external cloud service and server providers may materially and adversely affect the operations of our business.

We may be unable to monitor and ensure high-quality maintenance and upgrade of our technology systems and infrastructure on a real-time basis, and users may experience service outages and delays in accessing and using our platform. In addition, we may experience surges in online traffic and orders associated with promotional activities and generally as we scale, which can put additional demand on our platform at specific times. Our technology or infrastructure may not always function properly. We face the risk of system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems. Such interruptions may result in the unavailability or slowdown of our platform and compromise the quality of our services, which in turn could potentially diminish the volume of products sold and negatively impact the overall appeal of our platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, slowdown or unavailability of mobile app, delays or errors in transaction processing, loss of data or the inability to provide high-quality services to our platform users. The occurrence of any of such incidents could cause significant disruption to our daily operations. As a result, our reputation may suffer material and adverse impacts, leading to potential decline in our market share and exposing us to liability claims.

If we fail to adopt new technologies such as AI and data analytics or adapt our website, mobile applications and systems to changing user requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, it is imperative that we continuously enhance and improve the responsiveness, functionality and features of our mobile applications and website. The internet technology industry undergoes rapid technological evolution, accompanied by evolving user requirements and preferences, and the frequent introductions of new services based on new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. If we do not spend our development budget efficiently on commercially successful and innovative technologies, we may not realize the expected benefits of our strategy. We also cannot assure you that we will be able to effectively use new technologies or adapt our website, mobile applications, proprietary technologies and systems to meet evolving user requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or user requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Our success depends, in part, on our ability to identify, develop, acquire or license leading technologies that are useful for our business, and to respond to technological advances such as AI and data analytics and emerging industry standards and practices in a cost-effective and timely manner. A core functionality of our platform is to effectively match sellers with suitable business buyers and other users on our platform, which is heavily reliant on our AI and data analytics technology capabilities. As a result, our technology capabilities play a vital role in retaining and attracting merchants to our platform. We have made substantial investments in developing and applying new technologies, including AI, deep learning and data analytics, across our platform and in our services and solutions. We intend to continue investing significant resources in developing new technologies and offerings of services and products. We have also incurred significant amount of research and development expenses for the development of these technologies. If our investments in AI and data analytics fail to yield satisfactory results, we may encounter challenges in effectively matching sellers with suitable buyers or providing optimal product recommendations to merchants. As a result, merchants may switch to a competitor platform if ours fail to meet their expectations. In addition, effective management of some of the other important aspects of our operations, such as sales and marketing activities, also relies on our informed decision-making supported by our AI technology and data analytics. Any failure to improve our technology capabilities in AI and data analytics, or any shortcomings in producing satisfactory results with our technology capabilities, may materially and adversely affect our user retention, financial condition and results of operations.

Our new initiatives, such as smart farming business, also carry a high level of risk, as each involves emerging industries and unproven business strategies and technologies, for which we may have limited or no prior development or operational experience. Because such offerings and technologies are new, they will likely involve unforeseen expenses, regulatory challenges, and other risks. There can be no assurance that demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenues to offset any new expenses or liabilities associated with these new investments. It is also possible that competing service and product offerings developed by others may render our service and product offerings less competitive or outdated. Further, our development efforts with respect to new service and product offerings and technologies could distract management from current operations, and will divert capital and other resources from our more established service and product offerings and technologies. Even if we succeed in developing new service and product offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations, which could increase our expenses or prevent us from successfully commercializing these new initiatives. If we do not realize the expected benefits from our investments, our business, financial condition, operating results, and prospects may be adversely impacted. See also “— If we are unable to effectively manage our growth or implement our business strategies, our business, financial condition and results of operations may be materially and adversely affected.”

If we are unable to effectively manage our growth or implement our business strategies, our business, financial condition and results of operations may be materially and adversely affected.

Our business has become increasingly complex in terms of both the type and scale of business we operate. Any further expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. We cannot assure you that we will be able to effectively manage our growth or to implement these systems, procedures and control measures successfully. If we are unable to do so, our business and prospects may be materially and adversely affected.

We are also actively pursuing various growth initiatives, strategies and operating plans to enhance our business. Specifically, we are implementing a number of monetization strategies to boost our revenue growth, including increasing our investment in smart farming business. Additionally, we plan to further strengthen our position as a market leader in the agricultural B2B industry in China. To further support our growth, we plan to continue to invest in infrastructure development and technology innovation. See “Business—Strategies” for more information. All of these initiatives and efforts will require significant managerial, financial and human resources, and we cannot assure you that our business strategies will be successfully implemented or generate sustainable revenues and profit or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion efforts may not be successful and our business and prospects may be materially and adversely affected. In particular, the monetization strategies in relation to new business initiatives are new and still evolving, some of which are at the inception or trial stage and may prove to be unsuccessful. It may also take longer than expected for us to achieve a desired market share in a highly competitive environment, or for merchants to accept the newly launched services.

The anticipated benefits from these efforts are based on assumptions that may prove to be inaccurate. If, for any reason, the benefits we realize fall short of our estimates or if the implementation of these growth initiatives, strategies and operating plans negatively impact our operations, exceed expected costs, or take longer to effectuate than we expect, or if our assumptions are proven inaccurate, our business, financial condition and results of operations may be materially and adversely affected.

We may face challenges in expanding service and product offerings on our platform.

The sellers on our platform offer a wide range of agricultural products, including vegetables, fruit, pasture products, seeds and seedlings, aquatic products, herbal medicine, agricultural and sideline products, nuts and dried fruit, tea, oil crops, industrial crops, mushroom and fungi, cattle feed, agricultural groceries, fertilizer, flower and bonsai, pesticide, agricultural equipment and facilities, and more. Expansion of product offerings in both categories and items introduce new risks and challenges. Our limited familiarity with these products and lack of relevant buyer data relating to these products may make it challenging for us to accurately anticipate buyer demand and preferences, inspect and control quality and ensure proper handling and delivery. As a result of selling such products, sellers may experience undesirable sales volume, receive increasing number of buyer complaints about such products and face costly product liability claims, which could harm our brand and reputation as well as our financial performance. We may also be involved in disputes with sellers in connection with these claims and complaints.

As we broaden the range of our product offerings, we will need to efficiently collaborate with a large number of new sellers while establishing and maintaining mutually beneficial relationships with our existing and new sellers. To support our growth and our expansion, we will need to devote management, operating, financial and human resources which may divert our attention from existing businesses, incur upfront costs, and require the implementation of a variety of new and upgraded management, operating, financial and human resource systems, procedures and controls. There is no assurance that we will be able to implement all of these systems, procedures and control measures successfully or address the various challenges in expanding our future businesses and operations effectively. It may also be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than initially anticipated, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

Any lack of requisite approvals, licenses or permits applicable to our business may subject us to administrative penalties or other government sanctions and have a material and adverse effect on our business, financial condition and results of operations.

In accordance with the relevant laws and regulations of mainland China, we are required to maintain various approvals, licenses, permits and filings to operate our business. As advised by Global Law Office, our PRC counsel, we have obtained all material licenses and permits from the mainland China government authorities that are necessary for our business operations in mainland China. However, the interpretation of relevant legal requirements regarding certain licenses and permits is determined by the relevant government authorities on an ad hoc basis depending on the facts and circumstances. We cannot assure you that relevant government authorities’ current interpretation on such licensing requirements will remain the same in the future. In addition, with respect to the business (including the business content and business model) we currently operate or will operate in the future, government authorities may require us to obtain additional licenses or permits or provide stricter supervision requirements with respect to the manner and scope of our operations. We cannot guarantee that we will not be subject to any penalties, sanctions, fines or other administrative measures as a result of non-compliance with any of our past operations. If we are determined necessary to obtain relevant licenses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all. If we fail to do so, we may not be able to continue our ordinary course of business consistent with past practice, or at all, and may also be subject to fines and certain other penalties.

We depend on our senior management team to grow and operate our business, and if we are unable to hire, retain, manage, and motivate our key personnel, our business may be harmed.

Our future success depends on our continued ability to identify, hire, develop, manage, motivate, and retain qualified personnel, particularly those who have specialized skills and experience in technology fields and the agriculture industry. Further, we may not be able to retain the services of our key employees or other members of senior management in the future. In particular, we rely on Mr. Jinhong Deng, our founder, chairman and chief executive officer, who is critical to our business and strategic direction.

We do not maintain key person life insurance for any member of our senior management. Any changes in our senior management team may be disruptive to our business. If we fail to retain or effectively replace members of our senior management team, or if our senior management team fails to work together effectively and to execute our plans and strategies, our business could be harmed.

Our growth strategy also depends on our ability to expand our organization by attracting and retaining high-quality personnel. Identifying, recruiting, training, integrating, managing, and motivating talented individuals will require significant time, expense, and attention. Competition for talent is intense. In particular, hiring for technical personnel is highly competitive in China. If we are unable to effectively attract and retain qualified personnel, our business could be harmed.

We currently rely on commercial banks for payment processing and escrow services on our platform. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our merchants for any reason, our business may be materially and adversely affected.

All online payments for products sold on our platform are settled through commercial banks. Our business depends on the billing, payment and escrow systems of these payment service providers to maintain accurate records of payments of sales proceeds by buyers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or we have to change the pattern of using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services by buyers and sellers;

•	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

•	changes to rules or practices applicable to payment systems that link to commercial banks;

•	breach of buyers’ personal information and concerns over the use and security of information collected from buyers;

•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

•	increasing costs to commercial banks, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

In particular, secured transmission of confidential information such as credit card numbers and personal information over public networks is essential to maintain merchant confidence. We do not have control over the security measures of online payment vendors, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential merchant information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, sellers and buyers concerned about the security of their online financial transactions may become reluctant to transact through our platform even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage user confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose users and users may be discouraged from purchasing on our website, which may have an adverse effect on our business.

In addition, certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from buyers’ bank accounts to their linked accounts with online payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform.

The commercial banks that we work with are subject to the supervision of the People’s Bank of China, or the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the pattern of services provided by such entities for us. For example, in November 2017, the PBOC published a notice, or the PBOC No. 217 Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC No. 217 Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. In connection with provision of settlement services, Yimutian Xinnong entered into a cooperative agreement on payment services with the CITIC Bank Co., Ltd. Beijing Branch in August 2018, and a cooperative agreement with Ping An Bank Co., Ltd. Shenzhen Branch in December 2019, pursuant to which these commercial banks, as licensed payment companies, respectively open an internal special account to receive payment from buyers and provide settlement services to sellers on our platform. Douniu Technology also entered into a similar cooperative agreement on payment services with Ping An Bank Co., Ltd. Shenzhen Branch in December 2019. We believe that our practice of receiving settlement services from commercial banks is not in violation of the PBOC No. 217 Notice because the relevant commercial bank opens an internal special account to receive payment from the buyers and we will submit to the bank materials verifying the truthfulness of the relevant transactions and the bank will also verify other information if it deems necessary before it distributes the payment to merchants and us. In addition, in November 2021, our PRC counsel consulted with the PBOC Beijing Branch, the competent authority in respect of payment business in China, which confirmed that it would not actively take regulatory actions against the companies that received settlement services from commercial banks such as CITIC Bank, and the risk of us being subject to administrative penalty as a result of historic non-compliance before August 2018 is remote. However, we cannot assure you that if required by the PBOC or new legislation, our cooperative payment service providers will not suspend their services or explore new models to offer their services to us, in which case we may not be able to claim our ownership and exclusive control of the payments from the buyers in the bank accounts opened with the relevant commercial banks, and we may incur additional expenses or invest considerable resources in complying with the requirements. If the PBOC or other government authorities deem our cooperation with payment service providers to be violative of law, we may also have to suspend or terminate our cooperation with these payment service providers or explore new models for using their services.

We cannot assure you that we will be successful in entering and maintaining amicable relationships with these commercial banks and online payment service providers. Identifying, negotiating and maintaining relationships with these providers require significant time and resources. Our current agreements with these service providers also do not prohibit them from working with our competitors. They could choose to terminate their relationships with us or propose terms that we cannot accept. Moreover, we cannot guarantee that the terms we negotiated with these payment service providers, including the payment processing fee rates, will remain as favorable. If the terms with these payment service providers become less favorable to us, such as the increase of payment processing fee rate, we may have to raise the transaction services fees for certain of our merchants, which may cause us to lose merchants, or absorb the additional costs by ourselves, both of which may materially and adversely affect our business, financial condition and results of operations. Furthermore, these service providers may not perform as expected under our agreements with them, and we may have disagreements or disputes with such payment service providers, any of which could adversely affect our brand and reputation as well as our business operations.

Our online marketing services constitute internet advertisement, which subjects us to laws, rules and regulations applicable to advertising.

We provide online marketing services to sellers of agricultural products. Pursuant to the Measures on Internet Advertisement, or the Internet Advertisement Measures, which was promulgated by the SAMR and took effect in May 2023 to regulate any advertisement published on the internet, including but not limited to, through websites, webpage and APPs, in the form of narrative, picture, audio and video, the Advertising Law and the relevant provisions of the Internet Advertisement Measures apply to the internet information service providers. As such, our online marketing services and other related services constitute internet advertisement. See “Regulation—Regulations Relating to Advertisement” for more details.

PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the mainland China government may suspend or revoke a violator’s business license or license for operating advertising business. In addition, the Internet Advertising Measures requires paid search results to be distinguished from natural search results so that consumers will not be misled as to the nature of these search results. As such, we are obligated to distinguish from others from the merchants who purchase online marketing and related services or the relevant listings by these merchants. Any penalties or fines for any failure to comply with these requirements may significantly reduce the attractiveness of our platform and increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

In addition, PRC advertising laws and regulations prohibit or restrict certain types of advertising. For example, advertisements for certain products such as tobacco are not allowed to be published, and advertisements for other products and services such as fodder, seeds, breeding livestock and poultry, aquatic seedlings and breeding are subject to certain content restrictions and other regulations. Moreover, for advertising content related to specific types of products and services, advertisers, advertising operators and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, and, with respect to certain industries, government approval of the content of the advertisement and filing with the local authorities. Pursuant to the Internet Advertising Measures, we are required to take steps to monitor the content of advertisements displayed on our platforms. Complying with the abovementioned requirements requires considerable resources and time, and could significantly affect the operation of our business, while at the same time also exposing us to increased liability under the relevant laws, rules and regulations. The costs associated with complying with these laws, rules and regulations, including any penalties or fines for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations. Any further change in the classification of our online marketing and other related services by the mainland China government may subject us to additional legal and regulatory requirements, which may significantly impact our operations and materially affect our business and prospects.

Illegal, improper or otherwise inappropriate activity of sellers, buyers, other users or our employees, whether or not occurring while utilizing our platform, could expose us to liability and harm our business, brand, financial condition and results of operations.

We rely on sellers and stallholders at wholesale markets to supply and sell agricultural products on our platform and on truck drivers or third-party couriers to deliver agricultural products to wholesale markets and business buyers. Illegal, improper or otherwise inappropriate activities, which may include assault, abuse, theft and other misconducts, of sellers, buyers or other platform participants or our employees, including such activities by individuals who may have previously participated in our platform but no longer receive or provide services offered through it, or those by individuals who intentionally impersonate users of our platform, could adversely affect our brand, business, financial condition and results of operations. While we have implemented various measures intended to anticipate, identify and address the risk of these types of activities, these measures may not adequately address or prevent all illegal, improper or otherwise inappropriate activity by other parties and we may not be able to exercise effective control over the conduct of other parties including our employees. In the event of any unsatisfactory performance, lack of certain qualifications or licenses, misconduct, or illegal acts, such as dishonesty, personal torts or extortion, by parties other than our employees, result in any disputes, such disputes may involve us and we may suffer reputational and financial damage even if we are not held liable. At the same time, if the measures we have taken to guard against these illegal, improper or otherwise inappropriate activities are too restrictive and inadvertently prevent or discourage sellers, buyers or other platform participants from remaining engaged on our platform, or if we are unable to implement and communicate these measures fairly and transparently or are perceived to have failed to do so, the growth and retention of the number of sellers, buyers and other platform participants on our platform and their utilization of our platform could be negatively impacted. Further, any negative publicity related to the foregoing, whether such incident occurred on our platform or on our competitors’ platforms, could adversely affect our reputation and brand, which could negatively affect demand for platforms like ours, and potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could harm our business, financial condition and results of operations.

Our business and operating results may experience seasonal fluctuations.

Our business and operating results may experience seasonality and are not necessarily indicative of future performance. For example, there is typically a decline of fruit procurement in July and around the Chinese New Year, while the procurement amounts during spring and fall are generally higher than other periods of a year. This is mainly because summer procurements of vegetable and fruit are primarily sourced locally, rather than remotely from other cities or provinces through online platforms. In addition, user activities on our platform were relatively less frequent during the Chinese New Year holiday in the first quarter of each year and the summer months mainly due to the impact of natural disasters such as flood in cultivation sites and key logistics nexuses for the circulation of agricultural products. As a result, our operating results in the second and fourth quarters of a calendar year are generally higher than those of other quarters. In addition to seasonality, other factors, many of which are out of our control, can also cause fluctuations in our operating results, such as our ability to attract and retain merchants, shifts in merchants’ needs and behavior patterns, our ability to effectively manage our growth, potential harm to our brand or reputation, changes in regulatory environments, and other risks described elsewhere in this prospectus. There can be no assurance that our historical operating patterns will continue in future periods, as many of these factors are unpredictable and beyond our control or influence. The quarterly fluctuations in our revenue and results of operations could result in volatility and cause the price of our ADSs to decline.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations and prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As of the date of this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. According to the U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures. We have taken measures and plan to continue to take measures to remedy this material weakness. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” The implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that it has been fully remedied. Our failure to correct this material weakness or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

If the single facility where substantially all of our computer and communications hardware is located fails, our business, results of operations and financial condition would be harmed.

Our ability to provide high quality services depends in part on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of the computer hardware necessary to operate our platform is located at a single leased facility. Our systems and operations are vulnerable to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events. We have redundant systems and data centers in multiple locations for disaster backup and recovery purposes, and our business interruption insurance may be insufficient to compensate us for losses that may occur. In addition, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of critical data, the inability to accept and fulfill customer orders or the unauthorized disclosure of confidential user data. The occurrence of any of the foregoing risks could substantially harm our business and results of operations.

Merchant growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Substantially all of our online services are offered through mobile applications. Merchants have to download our mobile applications for their particular devices as opposed to accessing our sites from an internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, if our applications receive unfavorable treatment compared to competing applications on the download stores, or if we face increased costs to distribute or have users use our mobile applications. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive sites could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for merchants to access and use our sites on their mobile devices, or if merchants choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, the growth of merchants using our platform could be harmed and our business, financial condition and operating results may be adversely affected.

We rely on certain key operating metrics to evaluate the performance of our business, and perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as annual paying merchants as a percentage of active merchants, to evaluate the performance of our business. These metrics are calculated using our internal data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates, there are inherent challenges in measuring how our services. For example, individuals who have multiple accounts and devices registered with our platform could result in an overstatement of the number of merchants on our platform. We are also subject to the risk associated with artificial manipulation of data. Our operating metrics may also differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. If these metrics are perceived to be inaccurate by investors or investors make investment decisions based on operating metrics we disclosed but with their own methodology and assumptions or those published or used by third parties or other companies, our reputation may be harmed, which could negatively affect our business, and we may also face potential lawsuits or disputes.

We are dependent on app stores to distribute our mobile apps.

We currently collaborate with Apple’s app store and major Android app stores to distribute our mobile applications to users. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution platforms. If these third-party distribution platforms modify their terms and conditions in a manner that negatively impacts our business, or refuse to distribute our applications, or if any other major distribution platform with which we would like to seek collaboration refuses to collaborate with us in the future on commercially favorable terms, our business, financial condition and results of operations may be materially and adversely affected.

We have granted, and may continue to grant share-based incentive awards, which may result in increased share-based compensation expenses, and you may incur immediate and substantial dilution.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees. We have adopted the 2015 share incentive plan in December 2015, or the 2015 Plan, to incentivize our employees, directors and consultants. See “Management—Share Incentive Plans.” Upon completion of this offering, options granted under the 2015 Plan that are vested will become exercisable. Therefore, we expect to record an amount of cumulative share-based compensation expense upon the completion of this offering. Were this offering completed on December 31, 2022, we would have recognized share-based compensation expense of RMB71.4 million (US$10.4 million) for those options which had been vested as of December 31, 2022.

We plan to continue to grant share-based compensation to employees in the future, which could result in an increase in our expenses associated with share-based compensation, which may in turn have an adverse effect on our results of operations.

Furthermore, the perceived value of the equity awards is an important factor for prospective candidates and existing employees when considering their employment with us. Thus, any decline in the perceived value of our equity or equity awards could have an adverse impact on our ability to attract or retain highly skilled employees. Furthermore, there is no assurance that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees, which poses a potential challenge for us to provide competitive equity-based compensation to attract and retain talent.

We face certain legal and regulatory risks relating to certain real properties that we lease.

We do not own any properties, and we leased certain properties in mainland China for business operations purposes. Certain lessors of the leased properties in mainland China have not provided us with valid property ownership certificates or any other documentation proving their right to lease those properties to us. In addition, certain leased properties had been mortgaged before we leased the property. As of the date of this prospectus, we are not aware of any actions or claims raised by any third parties challenging our use of these properties we currently lease, nor have we received any notices from the government authorities of mainland China. We cannot assure you that these leases will not be subject to any challenges, lawsuits or other actions taken against the properties leased by us. If our lessors are not the owners of these properties or they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, their rights with respect to relevant properties might be successfully challenged and our leases could be invalidated. If these leases are invalid, we may be forced to relocate the relevant operations, which could adversely affect our business, financial condition and results of operations. If we fail to find suitable replacement properties on terms acceptable to us for the affected operations at a timely manner, or at all, our business, financial condition and results of operations may be materially and adversely affected.

In addition, the lease agreements of our leased properties in mainland China have not been registered with the relevant government authorities of mainland China as required by laws of mainland China, and although failure to do so does not in itself invalidate the leases, we may be exposed to potential fines if we fail to rectify within the prescribed time period after receiving notices from the relevant government authorities of mainland China.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with our employees and third parties, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, although we are not aware of any copycat websites or mobile apps that attempt to cause confusion or traffic diversion from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the agricultural B2B industry in China.

In addition, there can be no assurance that our patent applications would be approved, that any issued patents would adequately protect our intellectual property, or that such patents would not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. If the trademark authority grants rulings in favor of any third party, we may be prohibited from using the trade name and logo for our mobile app in our business operations, and, as a result, we may need to change the name and logo of our mobile app, which may have an adverse effect on our business.

Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in mainland China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps that we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. There can be no assurance that we would prevail in such litigation, and even if we manage to prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our services or other aspects of our business. There could also be existing patents of which we are not aware that our services may inadvertently infringe. There can be no assurance that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in mainland China or any other jurisdictions as applicable. As the application and interpretation of patent laws of mainland China and the procedures and standards for granting patents in mainland China are still evolving, we cannot assure you that we do not and will not violate patent-related laws and regulations in mainland China, which may subject us to patent disputes. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, which may materially and adversely affect our business, financial condition and results of operations.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.

Relevant regulatory authorities and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the relevant regulatory authorities on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the relevant regulatory authorities or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

Our platform and proprietary technologies are highly technical, and any undetected errors could adversely affect our business.

Our platform is a complex system composed of many interoperating components and incorporates software that is highly complex. Our business is dependent upon our ability to prevent system interruption on our platform. Our software may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. Bugs in our software, misconfigurations of our systems, and unintended interactions between systems could result in our failure to comply with certain national or regional reporting obligations, or could cause downtime that would impact the availability of our services to platform participants.

Development of proprietary technologies is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technologies from operating properly and consequently adversely affect our information infrastructure and other aspects of our business where our technologies are applied. If the provision of our services does not function reliably or fails to achieve merchants’ and business partners’ expectations in terms of performance, we may lose existing, or fail to attract new, merchants or business partners, which may damage our reputation and adversely affect our business.

We have from time to time found defects or errors in our system and technologies and may discover additional defects in the future that could result in platform unavailability or system disruption. In addition, we have experienced outages on our platform in the past. If sustained or repeated, any of these outages could reduce the attractiveness of our platform to platform participants. In addition, our release of new software in the past has inadvertently caused, and may in the future cause, interruptions in the availability or functionality of our platform. Any errors, bugs, or vulnerabilities discovered in our code or systems after release could result in an interruption in the availability of our platform or a negative experience for platform participants, and could also result in negative publicity and unfavorable media coverage, damage to our reputation, loss of platform users, loss of revenues or liability for damages, regulatory inquiries, or other proceedings, any of which could adversely affect our business and financial results.

We may not be able to develop our existing information infrastructure and technologies, recoup the investments we have made for such development, continue to innovate or adapt to industry changes, which may materially and adversely affect our business, financial condition, results of operations and prospects.

The agricultural B2B industry is characterized by rapid technological advancements, evolving industry standards and regulatory requirements, introductions of new services as well as changing merchants’ demands. We are also impacted by changes and developments in the agriculture and other related industries in which we operate. These changes and developments necessitate ongoing innovation, and failure to do so would have a material adverse effect on our business, financial condition and results of operations.

We may need to constantly upgrade our information infrastructure to increase scalability, improve performance and additional built-in functionality of our platform, to keep pace with our business growth, which may require significant investments of time and resources, including hardware upgrades, software updates, and recruitment and training of new engineering personnel. Failure to improve our information infrastructure accordingly may materially affect our ability to adopt new services, and could result in unanticipated system disruptions, slow response times and impaired platform participants’ user experiences, which may, in turn, materially and adversely affect our business, financial condition, results of operation, prospects and reputation.

Meanwhile, we have been enhancing our technological capabilities and developing a number of technologies to support our business operations. If we experience problems with the functionality and effectiveness of our technologies in the course of development, or if we fail to continually improve our technologies to meet our business needs as expected, our business, financial condition, results of operation, prospects and reputation could be materially and adversely affected.

Furthermore, we invested and expect to continually invest, significant amounts in upgrading our information infrastructure and developing our technologies. We are likely to recognize costs associated with these investments earlier than the anticipated benefits and the return on these investments may be lower or slower to materialize than expected. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery process may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which may materially and adversely affect our financial condition and results of operations.

Security breaches and attacks against our systems and network, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and adversely affect our business, financial condition and results of operations.

We rely heavily on technology, particularly the internet, to provide high-quality online services. However, our technology operations are vulnerable to disruptions arising from human error, natural disasters, power failure, computer viruses, spam attacks, unauthorized access and other similar events. Disruptions to, or instability of, our technology or external technology that allows our members to use our online services could materially harm our business and reputation.

Although we have employed significant resources to develop security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of merchant information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. In addition, we may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of merchants’ visits to our website and use of our mobile applications. Such individuals or entities obtaining such merchants’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our users may elect to make payment for purchases. Any negative publicity on our website’s or mobile applications’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. As of the date of this prospectus, we had not been subject to these types of attacks that had materially and adversely affected our business operations. However, there can be no assurance that we would not in the future be subject to such attacks that may result in material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and user dissatisfaction.

In addition, we may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our members or other participants of our platform, or the information infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches may harm our reputation and business, and materially and adversely affect our financial condition and results of operations.

Our use of open-source technology may pose a particular risk to our proprietary software and services in a manner that negatively affects our business.

Our provision of services incorporates open-source software components that are licensed to us under various public domain licenses. Some open-source software licenses require members who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open-source code on unfavorable terms or at no cost. There is little or no legal precedent governing the interpretation of many of these licenses and therefore the potential impact of such licenses on our business is not fully known or predictable. There is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our services. If our open-source software is used in a manner that would require us to disclose our source code or that would otherwise breach the terms of an open-source license, we may be required to release our proprietary source code, pay damages for breach of contract, re-code or engineer one or more of our offerings, discontinue provisions of one or more of our services in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could cause us to breach obligations to our users, harm our reputation, result in member losses or claims, increase our costs or otherwise adversely affect our business and results of operations. In addition, the use of open-source software may also present additional security risks because the source code for open-source software is publicly available, which may make it easier for hackers and other parties to determine how to breach our website and systems that rely on open-source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may not have sufficient insurance coverage to cover our business risks.

We provide social security insurance for our employees as required by mainland China laws, and we also provide supplemental commercial medical insurance for our employees. We may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for all of our operations in mainland China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. For example, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in mainland China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in mainland China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with mainland China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet members increase, our member traffic may decline and our business may be harmed.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges, or unforeseen circumstances. If we are unable to generate sufficient cash flows or if capital is not available to us, our business, operating results, financial condition and prospects could be adversely affected.

If we are unable to generate sufficient cash flows, we would require additional capital to pursue our business objectives and respond to business opportunities, challenges, or unforeseen circumstances, as well as to make marketing expenditures to improve our brand awareness, develop new services, further improve our existing services, build and maintain our offline facilities, enhance our operating infrastructure, and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them on terms that are acceptable to us or at all. Volatility in the equity and credit markets, including due to macroeconomic conditions, may also have an adverse effect on our ability to obtain equity or debt financing. An inability to obtain adequate financing or financing on terms satisfactory to us when we require it could significantly limit our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances, and may adversely affect our business, operating results, financial condition, and prospects.

If we raise additional capital, it may dilute our shareholders’ ownership in us or cause our shareholders to be subordinated to the rights of senior security holder.

We may need to raise additional funds through public or private debt or equity financings in order to meet various objectives, such as:

•	acquiring businesses, users, technologies, services;

•	taking advantage of growth opportunities, including more rapid expansion;

•	making capital improvements to increase our capacity;

•	developing new services or funding service development requirements; and

•	responding to competitive pressures.

Any additional capital raised through the sale of equity, or convertible debt securities, may dilute our stockholders’ respective ownership percentages in us. Furthermore, any additional debt or equity financing we may need may not be available on terms favorable to us, or at all. If future financing is not available or is not available on acceptable terms, we may not be able to raise additional capital, which could significantly limit our ability to implement our business plan or grow our business.

Certain facts, forecast and other statistics in this prospectus obtained from publicly available sources have not been independently verified and may not be reliable.

Certain facts, forecast and other statistics in this prospectus are derived from various government and official resources. However, our directors cannot guarantee the quality or reliability of such source materials. We believe that the sources of the said information are appropriate sources for such information and have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading or that any fact has been omitted that would render such information false or misleading. Nevertheless, the information derived from official government publications has not been independently verified by us or the underwriters or any of their respective affiliates or advisers and, therefore, we make no representation as to the accuracy of such facts and statistics. Further, we cannot assure our investors that they are stated or compiled on the same basis or with the same degree of accuracy as similar statistics presented elsewhere. In all cases, our investors should consider carefully how much weight or importance should be attached to or placed on such facts or statistics.

We, and our directors and officer, may be involved in legal and/or regulatory proceedings that are expensive and time consuming and, if resolved adversely, that may materially adversely affect us.

We, and our directors or officers, may be subject to disputes with various counterparties with which we transact from time to time in the ordinary course of our business, such as service providers, customers, competitors and investors, which may lead to legal proceedings. These proceedings, if and when materialize, could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could also be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, product liability laws, consumer protection laws, intellectual property laws, unfair competition laws, privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws. For example, we are currently subject to certain ongoing labor disputes and contract disputes as well as other proceedings in mainland China. These cases are still ongoing, but we believe the claims are without merit and we will defend ourselves accordingly. We are unable, however, to predict the outcome of these cases, or reasonably estimate a range of possible loss, if any, given the current status of the proceedings. We have not recorded any accrual for expected loss payments with respect to these cases as of the date of this prospectus and do not believe that any of the ongoing claims is material to our overall business operations. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Acquisitions, strategic alliances and investments could be costly, difficult to integrate, disrupt our business and adversely affect our results of operations and value of your investment.

As we continue to expand our operations, we have and may in the future enter into strategic alliances or to acquire substantial asset or equities from a pool of candidates that fit our criteria. We are not certain that we will be able to consummate any such transactions in the future or identify those candidates that would result in the most successful combinations, or that future acquisitions will be able to be consummated at reasonable prices and terms. We cannot assure you that we will realize the anticipated benefits of these or any future acquisitions. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, increased competition for acquisition candidates could result in fewer acquisition opportunities for us and higher acquisition prices. Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	lack of suitable acquisition candidates;

•	intense competition with other auction groups or new industry consolidators for suitable acquisitions;

•	deterioration of our financial capabilities;

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•	non-performance by, or conflicts of interest with, the parties with whom we enter into investments or alliances;

•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations;

•	difficulties in successfully incorporating licensed or acquired technology and rights into our platform and service offerings;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•	difficulties in retaining relationships with users, employees and third-party service providers of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

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regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•	failure to successfully further develop the acquired technology or maintain acquired facilities;

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liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•	potential disruptions to our ongoing businesses; and

•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, and we cannot guarantee that any future investments or acquisitions will be successful, beneficial for our business strategy, or generate sufficient revenues to offset the associated acquisition costs or otherwise yield the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced service offerings, or that any new or enhanced technology or services, if developed or offered, will achieve market acceptance or prove to be profitable. Furthermore, we may fail to identify or secure suitable acquisition, investment and other strategic opportunities, or our competitors may capitalize on such opportunities before we do, which could impair our ability to compete effectively with our competitors and adversely affect our growth prospects and results of operations.

We face risks related to natural disasters, extreme weather conditions, health epidemics, such as the outbreak of COVID-19, and other catastrophic incidents, which could significantly disrupt our operations.

Natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event could materially impact our business. If a disaster or other disruption were to occur in the future that affects the regions where we operate our business, our operations could be materially and adversely affected due to loss of personnel and damages to property and the agricultural products that we plant under the smart farming business. Even if we are not directly affected, such a disaster or disruption could affect our operations or financial condition as we conduct nationwide operations in mainland China.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, coronavirus or other disease. In recent years, outbreaks of COVID-19 resulted in quarantines, travel restrictions and the temporary closure of businesses and facilities worldwide. In particular, the COVID-19 related control measures have had an impact on logistics services. Uncertainties existed with respect to the timely delivery of agricultural products to be shipped to buyers, which led to decreases in trading volumes, paying ratios and the number of active merchants on our platform. As a result, our business and financial results were adversely affected from early 2020 to late 2022. For more details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of the COVID-19 Pandemic.”

The extent to which the COVID-19 pandemic will continue to impact our results of operations going forward will depend on future developments of the pandemic, which are highly uncertain and unpredictable, including the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. Consequently, the COVID-19 pandemic and the associated business interruptions may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

Risks Related to Our Corporate Structure

Yimutian Inc. is a Cayman Islands holding company with no operations of its own and it currently conducts its operations in mainland China through its subsidiaries and the VIEs. Investors in our ADSs should note that they are purchasing equity interests in a Cayman Islands holding company rather than equity interests in the VIEs in mainland China. If regulations or interpretation of the existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in the VIEs.

Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2022 revision), or the FITE Regulations, promulgated by the State Council on December 11, 2001 and last amended on March 29, 2022, and the list of special management measures for the market entry of foreign investment, or the Special Administrative Measures on Access of Foreign Investment (2021 Version), or the Negative List, published by the National Development and Reform Commission, or the NDRC and the Ministry of Commerce on December 27, 2021 and effective on January 1, 2022, with a few exceptions (e.g. operational e-commerce business) and limited to the telecommunications services opened up pursuant to the commitments of China’s Accession to the WTO, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider. Each of the VIEs, i.e., Beijing Douniu and Yimutian Xinnong, currently holds an ICP License to operate business that involves the provision of internet information services. According to the Negative List, foreign investors are prohibited from holding more than 50% of equity interests in any enterprise engaging in such internet information provision businesses.

Yimutian Inc. is a Cayman Islands company, which operates its businesses in mainland China through its subsidiaries and through contractual arrangements with the VIEs instead of holding all the equity interests in the VIEs. Yimutian Inc., through its wholly owned subsidiary in mainland China, has entered into a series of contractual arrangements with the VIEs, which enable us to (i) exercise effective control over the VIEs; (ii) receive substantially all of the economic benefits of the VIEs, to the extent that we have satisfied the conditions for consolidation of the VIEs under U.S. GAAP and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by law of mainland China. As a result of these contractual arrangements, we have effective control over the VIEs and is regarded as the primary beneficiary of the VIEs, and thus consolidate their financial results as the VIEs under the U.S. GAAP. See “Corporate History and Structure—Contractual Arrangements and the VIEs.”

In the opinion of Global Law Office, our PRC counsel, (i) the ownership structures of our WFOE and the VIEs in mainland China, both currently and immediately after giving effect to this offering, are not in violation of mandatory laws and regulations of mainland China currently in effect in all material respects; and (ii) the contractual arrangements between our WFOE, the VIEs and the respective shareholders of the VIEs governed by laws of mainland China are not in violation of mandatory laws or regulations of mainland China currently in effect in all material respects, and valid and binding upon each party to such arrangements in accordance with their terms. However, our PRC counsel has also advised us that the interpretation and application of current and future laws, regulations and rules of mainland China are evolving, and thus the regulatory authorities of mainland China may take a view that is contrary to the opinion of our PRC counsel. If the mainland China government finds that the contractual arrangements do not comply with the restrictions or prohibitions on foreign investment in certain sectors, or if the mainland China government otherwise finds that Yimutian Inc. or the VIEs are in violation of laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the relevant regulatory authorities of mainland China, including the MIIT and SAMR, would have discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our subsidiaries in mainland China and the VIEs;

•	imposing fines, confiscating the income from our subsidiaries in mainland China or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;

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requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

•	restricting or prohibiting our use of the proceeds of this offering or other offshore financing activities to fund our business and operations in mainland China and our right to collect revenues; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events result in our inability to direct the activities of the VIEs in mainland China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our consolidated variable interest entities, we may not be able to consolidate their financial results in our consolidated financial statements in accordance with U.S. GAAP.

We believe, to the best of our knowledge, our contractual arrangements do not violate any applicable laws and regulations of mainland China currently in force in all material aspects. However, because the interpretation and application of current and future laws and regulations of mainland China are evolving, we cannot preclude the possibility that the regulatory authorities of mainland China may take a view that is contrary to ours. If any of these occurrences results in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in mainland China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP, which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

Our contractual arrangements may not be as effective in providing operational control as direct ownership and our VIE shareholders may fail to perform their obligations under our contractual arrangements.

We operate our businesses in mainland China through our subsidiaries and through contractual arrangements with the VIEs instead of holding all the equity interests in the VIEs. Our revenue and cash flow from our such businesses are attributed to the VIEs. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of the VIEs, which, in turn, could effect changes, subject to any applicable fiduciary obligations at the management level. However, under the contractual arrangements, as a legal matter, if the VIEs or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and resort to litigation or arbitration and rely on legal remedies under laws in mainland China. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs and may lose control over the assets owned by the VIEs. As a result, we may be unable to consolidate the VIEs in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

The interpretation and implementation of the enacted Foreign Investment Law may change from time to time, and these potential changes may impact our business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected regulatory trend of mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The interpretation and implementation of the Foreign Investment Law is still evolving and may change from time to time, especially in regard to, including, among other things, the nature of consolidated affiliated entity contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in mainland China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, we cannot assure you that future laws, administrative regulations or provisions promulgated by the State Counsel will not construe contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Any failure by any of the VIEs or their shareholders to perform their respective obligations under our contractual arrangements with them would have a material and adverse effect on our business.

The shareholders of the VIEs may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements. If any of the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may be limited in our ability to enforce the contractual arrangements that give us effective control over the VIEs, and if we are unable to maintain such control, our ability to consolidate the financial results of the VIEs will be affected. We may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under law of mainland China, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under law of mainland China. For example, if the shareholders of any of the VIEs refuse to transfer their equity interest in such VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in any of the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair our control over the VIEs, our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

In addition, the shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of the contractual arrangements. For instance, in the event that such shareholder divorces his or her spouse, the spouse may claim that the equity interest of the VIEs held by such shareholder is part of their marital or community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the competent court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not bound by our contractual arrangements, which could result in our losing effective control over the VIEs. Even if we receive a consent letter from the spouse of a nominee shareholder of the VIEs where such spouse undertakes that he or she would not take any actions to interfere with the contractual arrangements through which we control such VIEs, including by claiming that the equity interest of the VIEs held by such shareholder is part of their marital or community property, we cannot assure you that these undertakings will be complied with or effectively enforced. In the event that any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings. Similarly, if any of the equity interests of the VIEs are inherited by a third party on whom the current contractual arrangements are not binding, we could lose our control over the VIEs or have to maintain such control at unpredictable cost, which could cause significant disruption to our business operations and harm our financial condition and results of operations.

Our contractual arrangements are governed by law of mainland China. Accordingly, these contracts would be interpreted in accordance with law of mainland China, and any disputes would be resolved in accordance with legal procedures in mainland China.

Our contractual arrangements are governed by mainland China laws and provide for the resolution of disputes through arbitration in mainland China, which means that the effectiveness of such arrangements would be subject to interpretation in accordance with the laws of mainland China and any disputes arising therefrom would be resolved in accordance with legal procedures in mainland China. We face uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under law of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in courts of mainland China, which would require additional expenses and time. In the event we are unable to enforce these contractual arrangements, or if additional time or procedures are required in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

We may invoke the right under the equity pledge agreements with the shareholders of the VIEs to enforce the equity pledge in the case of any shareholder’s breach of the contractual arrangements. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIEs have executed powers of attorney to appoint the WFOE or a person designated by the WFOE to vote on their behalf and exercise voting rights as shareholders of the VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs with these contractual arrangements, we would have to rely on legal proceedings, which could result in disruption of part of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the tax authorities of mainland China and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable laws and regulations of mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the tax authorities of mainland China within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the mainland China tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable laws, rules and regulations of mainland China, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for tax purposes in mainland China, which could in turn increase its tax liabilities without reducing tax expenses of our subsidiaries in mainland China. In addition, the tax authorities of mainland China may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some of our business operations and constrain our growth.

As part of our contractual arrangements with the VIEs, the VIEs hold certain assets (including equity interests in the subsidiaries of the VIEs), licenses and permits that are material to our business operations, such as the ICP License and the EDI License. The contractual arrangements contain terms that specifically obligate VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or even all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of such VIE, thereby hindering our ability to operate our business as well as constraining our growth.

We rely on our WFOE and the VIEs for certain operations in mainland China. We also rely on dividends and other payments from the VIEs to pay dividends and other cash distributions to our shareholders, and any limitation on the ability of the VIEs to pay dividends to us could have a material adverse effect on our ability to pay dividends to our shareholders.

Yimutian Inc. is a Cayman holding company and relies principally on dividends and other distributions paid by its subsidiaries in mainland China for cash needs, including paying dividends and other cash distributions to our shareholders, servicing any debt we and the VIEs may incur and paying our and the VIEs’ operating expenses. If the VIEs incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Current laws and regulations of mainland China permit our subsidiaries in mainland China to pay dividends to us only out of its retained earnings, if any, determined in accordance with Chinese accounting standards and regulations and the VIEs shall make up its losses of previous years when conducting outward remittance. Under the applicable requirements of laws and regulations of mainland China, the VIEs is required to set aside at least 10% of its accumulated after-tax profits based on PRC accounting standards each year to fund certain statutory reserves until the accumulated amount of such reserve reaches 50% of its registered capital. At its discretion, the WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to its discretionary reserve fund, or its staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in Mainland China

The approval or filing of the CSRC or other regulatory agencies of mainland China is required in connection with this offering.

We are required to submit an application to the CSRC for filing of this offering and the listing and trading of the ADSs on the Nasdaq Stock Market. See “Regulation—Regulations Relating to Overseas Offering and Listing.” However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of the Overseas Listing Trial Measures remain unclear, it is uncertain whether it would be possible for us to complete the filing, or how long it will take us to do so.

We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such rules, to conduct this offering, or to maintain the listing status of our ADSs and/or other securities, or to conduct any overseas securities offerings in the future. Failure to complete the required filing may result in an investigation by the relevant authorities, as well as fines or penalties, and could lead to an order prohibiting us from conducting an offering. These risks have the potential to cause a material adverse change in our operations and the value of our ordinary shares. Moreover, they could significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless. Furthermore, if there would be any other approval, filings and/or other administration procedures to be obtained from any other regulatory agencies of mainland China as required by any new laws and regulations for the offering, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all, the failure of which may subject us to regulatory actions or other sanctions from such other regulatory agencies of mainland China, which may have a material adverse effect on our business, results of operations or financial condition.

We are subject to evolving laws and regulations of mainland China that could require us to modify our current business practices and incur increased costs.

Our principal operating subsidiaries are incorporated under and governed by the laws of mainland China. The legal system of mainland China is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the mainland China government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade.

As all of our business is conducted in mainland China, our operations are principally governed by laws and regulations of mainland China. As interpretations and enforcements of these laws, regulations and rules are evolving, we may be required to modify our business practices and incur additional costs from time to time to maintain compliance with the relevant requirements. In addition, a mainland China-based company, such as our company, may be subject to applicable processes or procedural requirements in order to obtain or maintain permits or licenses required to conduct business in mainland China. In the absence of required permits or licenses, government authorities could impose material sanctions or penalties on us. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, litigation typically takes time, which may result in substantial costs and diversion of our resources and management attention, and we cannot predict the outcome of administrative and court proceedings.

Similar to situations of many other countries, the mainland China government has oversight over the conduct of our business and may regulate our operations in accordance with the laws and regulations of mainland China. Recent regulatory developments in mainland China may subject us to additional regulatory review, including the cybersecurity review, data security assessment and disclosure requirement, or otherwise restrict our ability to offer securities and raise capital outside mainland China, all of which may affect the business of us and the VIEs and the value of our securities. Regulatory authorities in mainland China may in the future release regulations or policies regarding our industry that may have an impact on our business, financial condition and results of operations. Furthermore, the mainland China government has recently promulgated certain measures to supervise overseas securities offering of domestic entities, indicating an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in mainland China-based companies like us. If we fail to comply with the new measures relating to overseas securities offering of domestic entities, such failure could adversely affect our business, financial condition and results of operations and the value of our Class A ordinary shares or the ADSs, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in mainland China or Hong Kong in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China and Hong Kong that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland

China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Increases in labor costs, including wages, and enforcement of more stringent labor laws and regulations in mainland China, could adversely affect our business, financial condition and results of operations.

Overall economy and the average wage in mainland China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Provident Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds, and employers are required, together with their employees or separately, to pay contribution to social insurance and housing provident funds for their employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. As of the date of this prospectus, certain of our subsidiaries in mainland China and the VIEs either failed to cover all of their employees when making contribution to social insurance and housing provident fund or failed to make adequate contribution of social insurance and housing provident fund for their employees based on an amount required by applicable laws of mainland China. In addition, certain subsidiaries and the VIEs made contribution of social insurance and housing provident fund for their employees in the name of certain third-party institutions, rather than in their own name. Competent authorities in mainland China may require us to pay, or in the case of any shortfalls, to cover, such social insurance and housing fund contributions, or require us to make contribution for our employees in the name of our subsidiaries and the VIEs. We could also be subject to fines and legal sanctions due to any failure to make social insurance and housing fund contributions for our employees.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in mainland China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations regarding including those relating to obligations to make social insurance payments and contribute to the housing funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Any severe or prolonged slowdown in the global or Chinese economy may adversely affect our business and results of operations.

COVID-19 has had a severe and negative impact on the global economy since the first half of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. In addition to the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in the areas where we operate are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate. Any severe or prolonged slowdown in the economic conditions in the areas where we operate may materially and adversely affect the business, results of operations and our financial condition.

Changes in economic, political or social conditions or government policies in areas where we operate could have a material adverse effect on our business, financial condition and results of operations.

We have conducted all of our operations in mainland China and all of our revenues have been derived from our operations in mainland China. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political and legal developments in mainland China in general. The economy of mainland China differs from the economies of many other countries in many respects, including its level of development, its growth rate and its regulation of foreign exchange. Similar to situations of many other countries, the mainland China government has significant oversight and discretion over the conduct of business of a China-based company, such as us.

The global macroeconomic environment faces significant challenges in the near-term future. For example, there is considerable uncertainty about the short and long-term economic impact of the monetary and fiscal policies adopted by the central banks and government authorities of some of the world’s leading economies, including but not limited to China and the United States. There are also material concerns about the current and future relationship between the United States and China. Specifically, it is possible that relations between these two countries may deteriorate further. Deterioration in political conditions and abrupt changes in China-U.S. relations are difficult to predict and could adversely affect overall economic and market conditions of mainland China and consequently our business, operating results and financial condition. Moreover, any ongoing controversies between the United States and China, whether or not related to our business, could cause investors to be unwilling to hold or buy our ADSs and consequently cause the trading price of our ADSs to decline. The various economic and policy measures enacted by the mainland China government to forestall economic downturns or bolster economic growth of mainland China could materially affect our business. Any change in the economic conditions in mainland China, policies of the mainland China government or laws and regulations in mainland China could have a material effect on the overall economic growth of mainland China and, in turn, our business.

Heightened tensions in international relations, including between the United States and China, may adversely affect our business, financial condition and results of operations.

Recently there have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the war in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

While cross-border business currently is not an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital regulations or tariffs, may affect the consumer demands, our ability to provide certain products through our platform or our ability to provide services in certain countries. In particular, if any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, especially, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade and political tension, such changes could have an adverse effect on our business, financial condition and results of operations. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

Recent litigation and negative publicity surrounding mainland China-based companies listed in the United States may negatively impact the trading price of our ADSs.

We believe that recent litigation and negative publicity surrounding companies with operations in mainland China that are listed in the United States have negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun mainland China-based companies listed in the United States. The SEC and the PCAOB also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have recently published reports on mainland China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business.

Yimutian Inc. is a Cayman Islands holding company and relies principally on dividends and other distributions on equity from its subsidiaries and the VIEs in mainland China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and services of any debt we may incur. The ability of the subsidiaries and the VIEs in mainland China to distribute dividends is based upon their distributable earnings. Current regulations in mainland China permit our subsidiaries and the VIEs in mainland China to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries and the VIEs in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our subsidiaries and the VIEs in mainland China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital regulation measures in the subsequent months, including stricter vetting procedures for mainland China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity, and such percentage limit has been increased to 50% in January 2021. PBOC Circular 306 may constrain our subsidiaries in mainland China’ ability to provide offshore loans to us. The mainland China government may strengthen its capital regulations from time to time and dividends and other distributions of our subsidiaries in mainland China may be subject to tightened scrutiny in the future. Any limitation on the ability of our subsidiaries in mainland China to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-mainland-China resident enterprises unless reduced under treaties or arrangements between the central government of mainland China and governments of other countries or regions where the non-mainland-China resident enterprises are tax resident.

The custodians or authorized members of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under law of mainland China, legal documents for corporate transactions, including agreements and contracts, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the SAMR. A company chop or seal may serve as the legal representation of the company towards third parties even when unaccompanied by a signature.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application, which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees.

Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Mainland China regulations of loans to and direct investment in domestic entities by offshore holding companies and governmental regulations of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our subsidiaries in mainland China, which could adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company with subsidiaries in mainland China, we may transfer funds to our mainland China subsidiaries by means of loans or capital contributions. Any funds we transfer to our subsidiaries in mainland China, either as a shareholder loan or as an increase in registered capital, are subject to mainland China regulations and approval by or registration with relevant government authorities in mainland China. According to the relevant regulations on foreign-invested enterprises, or the FIEs, in mainland China, capital contributions to our subsidiaries in mainland China are subject to registration with the SAMR or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our subsidiaries in mainland China is required to be registered with SAFE or its local branches and (ii) our subsidiaries in mainland China may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, they may only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and was last amended in March 2023. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in mainland China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited, to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in mainland China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by laws or regulations in mainland China, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our mainland China subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China. On October 23, 2019, SAFE further issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which took effect on the same day. SAFE Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in mainland China as long as such investments do not violate then effective negative list for foreign investments and the target investment projects are genuine and in compliance with laws. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. On April 10, 2020, the SAFE promulgated the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or SAFE Circular 8, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange-related rules. Violations of these circulars could result in severe monetary or other penalties.

In light of the various requirements imposed by the mainland China regulations on loans to, and direct investment in, domestic entities by offshore holding companies, we cannot assure you that we will be able to obtain the necessary government approvals or complete the necessary registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our mainland China subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds we expect to receive from this offering to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

The M&A Rules and certain other regulations in mainland China establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The Rules on Merger & Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six regulatory agencies in mainland China on August 8, 2006 and amended on June 22, 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise in mainland China. Moreover, the PRC Anti-monopoly Law, or the Anti-monopoly Law, promulgated by the SCNPC on

June 24, 2022, requires that the SAMR shall approve in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review related regulations and rules including Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and the Security Review Rules, or the Security Review Notice, issued by General Office of the PRC State Council effective on March 4, 2011 and the Provisions on the National Security Review of Foreign Mergers and Acquisitions of Domestic Enterprises or the National Security Review Provisions, issued by the MOFCOM effective on September 1, 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. The anti-monopoly enforcement agencies of mainland China have in recent years strengthened enforcement under the PRC Anti-monopoly Law. As a result, we may receive greater scrutiny and attention from regulators and more frequent and stringent investigation or review by regulators, which will increase our compliance costs, and it could be time-consuming to comply with the relevant regulations described above to complete future transactions. Furthermore, any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Fluctuations in exchange rates could have an adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in mainland China and by foreign exchange policies of mainland China. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, or the SDR along with the U.S. dollar, the euro, the Japanese yen and the British pound. In the fourth quarter of 2016 the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of mainland China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the mainland China government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or government policies of mainland China or the U.S. may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the mainland China government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. All of our net revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of the ADSs, and if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by foreign exchange regulations of mainland China that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

In mainland China, regulations relating to offshore investment activities by domestic residents may subject our domestic resident beneficial owners or our subsidiaries in mainland China to liability or penalties, limit our ability to inject capital into our subsidiaries in mainland China, limit ability of our subsidiaries in mainland China to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE issued Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, on October 21, 2005, which became effective on November 1, 2005. Under Circular 75, prior registration with the local SAFE branch is required for domestic residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in mainland China. In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, which repealed and replaced Circular 75 in its entirety. SAFE Circular 37 requires domestic residents (including mainland China individuals and mainland China corporate entities) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such domestic residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are domestic residents and may be applicable to any offshore acquisitions that we make in the future. See “Regulation — Regulations Relating to Foreign Exchange”.

We are committed to complying with these regulations and to ensuring that our shareholders and beneficial owners who are subject thereto will comply with the relevant SAFE rules and regulations. However, because the implementation of the regulatory requirements by the authorities of mainland China will be determined on an ad hoc basis depending on the facts and circumstances, we cannot assure you that such registration will always be practically available in all circumstances as provided in those regulations.

We have requested shareholders or beneficial owners who directly or indirectly hold shares in our Cayman Islands holding company and are known to us as being domestic residents to complete their registration with or to obtain approval by the local SAFE, the NDRC, or the MOFCOM branches. However, we may not be informed of the identities of all the mainland China individuals or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are domestic residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by the SAFE, the NDRC and the MOFCOM regulations. Any failure or inability by such shareholders, beneficial owners or our subsidiaries to comply with the SAFE, the NDRC and the MOFCOM regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or ability of our subsidiaries in mainland China to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Any failure to comply with regulations of mainland China regarding the registration requirements for employee stock incentive plans may subject the Chinese plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, domestic residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the SAFE Circular 7. Pursuant to these rules, domestic citizens of mainland China and non-domestic citizens who reside in mainland China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the subsidiaries in mainland China of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are mainland China citizens or who reside in mainland China for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into mainland China. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under mainland China law. See “Regulation—Regulations Relating to Foreign Exchange.”

In addition, the State Administration of Taxation, or the SAT has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in mainland China who exercise share options, or whose restricted shares or restricted share units vest, will be subject to individual income tax of mainland China. Our subsidiaries in mainland China have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or restricted share units. In addition, the sales of the ADSs or shares held by such mainland China individual employees after their exercise of the options, or the vesting of the restricted shares or restricted share units, are also subject to mainland China individual income tax. If the employees fail to pay, or the subsidiaries in mainland China fail to withhold, their income taxes according to relevant laws, rules and regulations, the subsidiaries in mainland China may face sanctions imposed by the tax authorities or other government authorities of mainland China.

If we are classified as a mainland China resident enterprise for mainland China enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland-China shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with its “de facto management body” within mainland China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued the Notice of the SAT Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, and was amended in 2014 and 2017, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China enterprise income tax on its global income only if all of the following conditions are met: (i) the senior management and core management departments in charge of its daily operations function have their presence mainly in mainland China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in mainland China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in mainland China; and (iv) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in mainland China. Further to SAT Circular 82, in June 2018 the SAT amended the Measures for the Administration of Income Tax for Chinese-Funded Holding Resident Enterprises Registered Abroad (for Trial Implementation), or the SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

We believe our company is not a mainland China resident enterprise for mainland China tax purposes. However, the tax resident status of an enterprise is subject to determination by mainland China tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the tax authorities of mainland China determine that our company is a mainland China resident enterprise for enterprise income tax purposes, we will be subject to mainland China enterprise income on our worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders (including our ADS holders) that are non-resident enterprises. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to tax of mainland China at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such gain is treated as derived from a source of mainland China. Furthermore, if we are deemed a mainland China resident enterprise, dividends paid to our non-mainland China individual shareholders (including our ADS holders) and any gain realized on the sale or other disposition of ADSs or Class A ordinary shares by such shareholders (including ADS holders) may be subject to tax of mainland China at a rate of 20% (which in the case of dividends may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-mainland China shareholders (including ADS holders) of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Bulletin 37, which came into effect on December 1, 2017 and was amended in June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the mainland China entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the tax authority of mainland China may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring tax of mainland China. As a result, gains derived from such Indirect Transfer may be subject to enterprise income tax of mainland China, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. Both the transferor and the transferee may be subject to penalties under tax laws in mainland China if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where taxable assets in mainland China are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-mainland-China resident enterprises, our subsidiaries in mainland China may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these bulletins, or to establish that our company should not be taxed under these bulletins, which may have a material adverse effect on our financial condition and results of operations.

Our subsidiaries in mainland China may be obliged to withhold individual income taxes for the individual transferors during several historical share transfer transactions where our subsidiaries are transferees.

There exist several historical share transfer transactions where some of our subsidiaries in mainland China were transferees and certain individuals were transferers. For each such share transfer transaction, our subsidiary involved was regarded as a withholding agent, having obligations to make tax declaration to competent tax authorities and withhold individual income taxes on behalf of transferor for his or her share transfer income. Although the historical share transfers were conducted for either nil or nominal consideration, we cannot rule out the possibilities that the consideration of such transactions and corresponding taxable income will be verified and adjusted by tax authorities under certain circumstances as specified in appliable tax laws, and thus our subsidiaries will be required to withhold relevant individual income taxes therefor. Failure to fulfill any of such obligations related to individual share transfer transactions may subject our subsidiaries to penalties under tax laws in mainland China.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us based on foreign laws.

Yimutian Inc. is an exempted company incorporated under the laws of the Cayman Islands. We conduct all of our operations in mainland China. As a result, the ability of a shareholder of our company to effect service of process upon us inside mainland China or to enforce against us or them in mainland China any judgment obtained from non-mainland China courts is subject to the relevant laws and regulations of mainland China, and there is uncertainty as to whether an investor will be able to effect such service of process or enforcement of judgment.

The recognition and enforcement of foreign judgments are basically provided for under the PRC Civil Procedures Law, which was promulgated by the National People’s Congress of the PRC, or the NPC, on April 9, 1991, and was last amended by SCNPC on December 24, 2021, taking effect as of January 1, 2022. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have written treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands or many other countries and regions. In addition, according to the PRC Civil Procedures Law, the courts in mainland China will not enforce a foreign judgment if it is decided as having violated the basic principles of laws of mainland China or national sovereignty, security or public interest. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision are subject to determination in accordance with relevant laws and regulations of mainland China on an ad hoc basis depending on the facts and circumstances.

The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including mainland China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoings. Additionally, public shareholders investing in the ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including mainland China. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States may be difficult to pursue as a matter of law or practicality in many foreign jurisdictions, including mainland China. For example, in mainland China, there are legal, procedural or other requirements on providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (“Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may increase difficulties faced by you in protecting your interests.

Risks Related to the ADS and This Offering

An active trading market for our Class A ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

We intend to apply to list our ADSs on the Nasdaq Stock Market. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in mainland China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our net revenues, earnings and cash flows;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	announcements of new regulations, rules or policies relevant to our business;

•	additions or departures of key personnel;

•	our controlling shareholder’s business performance and reputation;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class-action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class-action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election our financial statements may not be comparable to those of companies that comply with public company effective dates, including other emerging growth companies that have not made this election.

Future sales of the ADSs, the ordinary shares or our other equity securities, and the availability of a large number of such securities for sale, could depress the price of the ADSs.

The sale of a significant number of the ADSs, ordinary shares or our other equity securities in the public market after this offering, or the perception that such sales may occur, could materially and adversely affect the market price of the ADSs. These factors could also materially impair our ability to raise capital through equity offerings in the future. See “Shares Eligible for Future Sale” for a discussion of possible future sales of the ADSs.

Upon completion of this offering, we will have                ADSs outstanding (representing                Class A ordinary shares), assuming no exercise by the underwriters of their option to purchase Additional ADSs. The ADSs sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. Although [we, our directors, executive officers, all of our existing shareholders and all holders of our share-based awards] will be subject to a lock-up, any substantial sale or perceived substantial sale of the ADSs, ordinary shares over a short period of time after the expiration of the lock-up period could cause the price of the ADSs to fall. In addition, certain representatives of the underwriters, on behalf of the underwriters, may release all or some portion of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Similar sales of ordinary shares by holders after vesting of awards or holders of options who have exercised their options under any incentive plan that we intend to implement could also cause the price of the ordinary shares to fall.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for the ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$                per ADS, representing the difference between the assumed initial public offering price of US$                per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, and our net tangible book value per ADS as of                , after giving effect the net proceeds we receive from this offering. In addition, holders of our ADSs may experience further dilution of their interest if we issue additional shares in the future to raise additional capital. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

Sales of substantial amounts of ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be                      ADSs (representing                      Class A ordinary shares) issued and outstanding immediately after this offering, or                      ADSs (representing                      Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, [we, our directors, executive officers, existing shareholders and holders of share-based awards] have agreed, subject to certain exceptions, not to sell any ordinary shares or ADSs for 180 days. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in mainland China have been the subject of short selling. Much of the scrutiny and negative publicity have centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment and discretion of our management regarding the application of a portion of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

[Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our post-offering memorandum and articles of association provide that the federal district courts of the United States are the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Our agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our post-offering memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.]

The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•

voting at the meeting is made on a show of hands. The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary, you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or a share premium account, provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts maybe limited, because Yimutian Inc. is incorporated under Cayman Islands law.

Yimutian Inc. is an exempted company incorporated under the laws of the Cayman Islands. The corporate affairs of Yimutian Inc. are governed by our memorandum and articles of association, as amended and restated

from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit, subject only to very limited equitable constraints. One of the examples of such constraint is that the exercise of voting rights to amend the memorandum or articles of association of a Cayman Islands company must be exercised in good faith for the benefit of our company as a whole.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges, and a list of current directors) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. All of our current operations are conducted in mainland China. As a result, it may be difficult or impossible for you to bring an action against us or against our directors and executive officers in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and of mainland China, see “Enforceability of Civil Liabilities.” However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in mainland China even when court judgments are not.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the State of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other owners or holders of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owners or holders may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares underlying the ADSs.

As an exempted company incorporated in the Cayman Islands, Yimutian Inc. is not obliged by the Companies Act (As Revised) to call shareholders’ annual general meetings. As a holder of ADSs, you will not have any direct right to attend general meetings of our company or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying the ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying the ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying

Class A ordinary shares unless you cancel the ADSs and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. [In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly.] Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting materials in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

Holders of the ADSs may not receive cash dividends if the depositary decides it is impractical to make them available to such holders.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to holders of the ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of the ADSs will receive these distributions in proportion to the number of ordinary shares the ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of the ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of the ADSs.

[The post-offering amended and restated memorandum and articles of association that we will adopt and will become effective immediately prior to the completion of this offering contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

Our post-offering amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.]

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than taxes and other governmental charges, registration fees, cable (including SWIFT) or facsimile transmission costs, delivery costs or other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders, but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the ADSs are delisted from the stock exchange in the United States on which the ADSs are listed and we do not list the ADSs on another stock exchange in the United States, nor is there a symbol available for over-the-counter trading of the ADSs in the United States. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

You may be subject to limitations on the transfer of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties and in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class B ordinary shares will be entitled to [twenty (20)] votes per share, while the holder of Class A ordinary shares will be entitled to one vote per share. We will issue Class A ordinary shares represented by the ADSs in this offering. Each Class B ordinary share is convertible into an equal number of Class A ordinary share at any time by the holders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Upon the completion of this offering,                      will beneficially own                      Class B ordinary shares and controls the voting power of                      Class A ordinary shares.                      will beneficially own approximately         % of our total issued and outstanding share capital immediately after the completion of this offering and         % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result of the dual-class share structure and the concentration of ownership, the holder of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, our management will have additional obligations that will require their attention and we will incur additional legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the SEC and the rules of the Nasdaq. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and will require our management and personnel to devote a substantial amount of time to comply with these rules and regulations.

[Upon the completion of this offering, Yimutian Inc. will be a “controlled company” as defined under the Nasdaq Stock Market Rule. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

Following the completion of this offering, Yimutian Inc. will be a “controlled company” as defined under the Nasdaq Stock Market Rules because              will own more than 50% of our total voting power. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “—As an exempted company incorporated in the Cayman Islands, Yimutian Inc. is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.”]

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, Yimutian Inc. is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to the Nasdaq Stock Market listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a majority of independent directors and that the audit committee consist of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income (the “asset test”), or (ii) 75% or more of its gross income consists of passive income. Although the law in this regard is not entirely clear, we treat our VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current and subsequent taxable years.

Assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets, including goodwill and our anticipated market capitalization immediately following this offering, we do not presently expect to be or become a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash (including the cash raised in this offering) for active purposes, our risk of being or becoming a PFIC may substantially increase.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds the ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For more information, see the discussions under “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company.

Upon the completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance with acceptable policy limits and coverage, should we decide to purchase such insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against companies following periods of instability in the market price of those companies’ securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

There can be no assurance of the accuracy or completeness of certain facts, forecasts and other statistics obtained from various government publications, market data providers and other independent third-party sources, including the industry expert reports, contained in this prospectus.

This prospectus, particularly “Industry,” contains information and statistics relating to our industry. Such information and statistics have been derived from third-party reports, either commissioned by us or publicly accessible, and other publicly available sources. We believe that the sources of the information are appropriate sources for such information, and we have taken reasonable care in extracting and reproducing such information. However, we cannot guarantee the quality or reliability of such source materials. The information has not been independently verified by us or any other party involved in the offering, and no representation is given as to its accuracy. Collection methods of such information may be flawed or ineffective, or there may be discrepancies between published information and market practice, which may result in the statistics being inaccurate or not comparable to statistics produced for other economies. You should therefore not place undue reliance on such information. In addition, we cannot assure you that such information is stated or compiled on the same basis or with the same degree of accuracy as similar statistics presented elsewhere. In any event, you should consider carefully the importance placed on such information or statistics.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “may,” “will,” “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “is/are likely to,” “potential” and “continue,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•	general economic, political, demographic and business conditions in China and globally;

•	our mission, goals and strategies;

•	our future business development, financial condition and results of operations;

•	the demand for and market acceptance of our services;

•	competition in the industries in which we operate;

•	the availability of qualified personnel and the ability to retain such personnel;

•	changes in government policies and regulation;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We expect to receive total estimated net proceeds from this offering of approximately US$                million, or approximately US$                million if the underwriters exercise their option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us. A US$1.00 increase (decrease) in the assumed initial public offering price of US$                per ADS would increase (decrease) the net proceeds to us from this offering by US$                million, assuming the underwriters do not exercise their option to purchase additional ADSs and the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We plan to use the net proceeds of this offering primarily for the following purposes:

•	approximately 30%, or US$ of the net proceeds is expected to be used for online and offline promotion together with user acquisition;

•	approximately 30%, or US$ of the net proceeds is expected to be used for new business initiatives in relation to establishing cloud factories for food production;

•	approximately 30%, or US$ of the net proceeds is expected to be used for new business initiatives in relation to smart farming; and

•	approximately 10%, or US$ of the net proceeds is expected to be used for working capital and general corporate purposes.

If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. In utilizing the proceeds from this offering, we are permitted under laws and regulations of mainland China to provide funding to our mainland China subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in Mainland China—Mainland China regulations of loans to and direct investment in domestic entities by offshore holding companies and governmental regulations of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our subsidiaries in mainland China, which could adversely affect our liquidity and our ability to fund and expand our business.” See “Regulation—Regulations Relating to Foreign Exchange” for more information about such statutory limits.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. However, we have flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to the ADS and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

As of the date of this prospectus, we have not declared or paid any dividends. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. Mainland China’s regulations may restrict the ability of our mainland China subsidiaries to pay dividends to us. See “Regulation — Regulations Relating to Foreign Exchange.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The table below sets forth our capitalization as of December 31, 2022:

•	on an actual basis;

•

[on a pro forma basis to reflect (i) all of our issued and outstanding              preferred shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering and (ii) the recognition of share-based compensation expense of RMB             (equivalent to US$            ) assuming the IPO performance condition had been met as of December 31, 2022, and

•

on a pro forma as adjusted basis to reflect (i) all of our issued and outstanding              preferred shares as of December 31, 2022 on a one-for-one basis into Class A ordinary shares immediately prior to the completion of this offering; (ii) the recognition of share-based compensation expense of RMB             (equivalent to US$            ) assuming the IPO performance condition had been met as of December 31, 2022; and (iii) the issuance and sale of              Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, resulting in net proceeds of US$             after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the option to purchase additional ADSs.]

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2022
	Actual		Pro Forma		Pro Forma as Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Financial liabilities	298,780	43,319
Shareholder loans, at amortized cost	99,149	14,375
Total	397,929	57,694
Mezzanine equity	942,933	136,712
Shareholders’ deficit
Ordinary shares (US$0.00001 par value, 2,691,645,755 shares authorized, 396,547,016 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	27	4

Class A ordinary shares (US$0.00001 par value;              shares authorized,              shares issued, and              shares outstanding on an actual basis;              shares authorized,              shares issued and              shares outstanding on a pro forma basis;              shares authorized and              shares issued and outstanding on a pro forma as adjusted basis)

Class B ordinary shares (US$0.00001 par value; shares authorized, issued and outstanding on an actual basis, pro forma basis and pro forma as adjusted basis)
Accumulated other comprehensive loss	(77,397)	(11,222)
Accumulated deficit	(1,411,227)	(204,606)
Total shareholders deficit attributable to ordinary shares	(1,488,597)	(215,824)
Non-controlling interests	265	38
Total shareholders’ deficit(2)	(1,488,332)	(215,786)

Total capitalization(3)	(147,470)	(21,380)

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, accumulated deficit, accumulated other comprehensive loss, total shareholder’s deficit and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity, and total capitalization by US$             million.

(3)	Total capitalization is the sum of financial liabilities, shareholder loans, at amortized cost, mezzanine equity and total shareholders’ deficit.
(4)

The translations from U.S. dollars to Renminbi and from Renminbi to U.S. dollars were made at US$1.00 to RMB6.8972, the exchange rate in effect as of December 30, 2022, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2022 was a deficit of US$             million, representing negative US$             per ordinary share as of that date. Net tangible book value represents the amount of our total consolidated assets less the amount of our total consolidated liabilities and total mezzanine equity. Dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per ordinary shares. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in such net tangible book value after December 31, 2022, other than to give effect to the automatic conversion of our outstanding preferred shares and the issuance and sale of                  Class A ordinary shares offered in this offering at the assumed initial public offering price of US$                per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), after deduction of the underwriting discounts and commissions payable by us, our pro forma as adjusted net tangible book value as of December 31, 2022 would have been approximately US$                million, or US$                per ordinary share and US$                per ADS. This represents an immediate increase in net tangible book value of US$                per ADS to existing shareholders and an immediate dilution in net tangible book value of US$                per ordinary share, or US$                per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution at an assumed initial public offering price of US$                per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus and all ADSs are exchanged for Class A ordinary shares:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2022	US$	US$
Pro Forma net tangible book value as of December 31, 2022	US$	US$
Pro forma as adjusted net tangible book value after giving effect to this offering as of December 31, 2022	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

The pro forma information discussed above is illustrative only.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$                per ADS would increase (decrease) our pro forma as-adjusted net tangible book value after giving effect to this offering by US$                million, the pro forma as-adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$                per ordinary share and US$                per ADS and the dilution in pro forma as-adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$                per ordinary share and US$                per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as of December 31, 2022, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us in this offering, the total consideration paid and the average price per ordinary share and per ADS paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount (in thousands of US$)	Percent	US$	US$
Existing shareholders
New investors
Total

The discussion and tables above also assume no exercise of any share options outstanding under our 2015 Plan as of the date of this prospectus. As of the date of this prospectus, there are                  Class [A/B] ordinary shares issuable upon exercise of outstanding share options, and there are a total of                  Class [A/B] ordinary shares available for future issuance upon the exercise of grants under the 2015 Plan. To the extent that any of these share options are exercised, there will be further dilution to new investors in our company.

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and substantially all of our assets are located in China. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed                  as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and Global Law Office, our counsel as to laws of mainland China, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty and (e) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Mainland China

We have been advised by Global Law Office, our PRC counsel, that there is uncertainty as to whether the courts of mainland China would enforce judgments of United States courts or Cayman Islands courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Global Law Office has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Mainland China’s courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between mainland China and the country where the judgment is made or on reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of laws of mainland China or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court in mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on laws of mainland China against a company for disputes relating to contracts or other property interests in mainland China, if they can establish sufficient nexus to mainland China for a court in mainland China to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

However, it would be difficult for foreign shareholders to establish sufficient nexus to mainland China for a court in mainland China to have jurisdiction pursuant to the PRC Civil Procedures Law by virtue only of holding the ADSs or Class A ordinary shares.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

We commenced our business operations in China under the brand name of Yi Cun Wang (易村网) in 2011 through Yi Cun Tong Da (Beijing) Network Technology Co., Ltd., which was established on August 1, 2011 and renamed as Beijing Yimutian Xinnong Network Co., Ltd., or Yimutian Xinnong, on June 15, 2015. On June 15, 2015, we also changed our brand name to Yimutian. Beijing Douniu was established on May 28, 2015 under the name of Beijing Tian Rong Yi Network Technology Co., Ltd. and was changed to its current name on December 26, 2018. Since our inception in 2011, we have been led by our founders and directors, Mr. Jinhong Deng, Mr. Zhijia Liu and Mr. Mi Zhou, who have nearly two decades of experience in both the agriculture industry and the internet technology industry. See “Management” for more information. We focus on digitalizing China’s agricultural infrastructure and facilitating transactions of agricultural products from farmland to wholesale markets and business buyers and to maximize transaction efficiency.

To further facilitate offshore financing, we established Yimutian Inc. in the Cayman Islands on January 29, 2014. On February 25, 2014, Yimutian Inc. established a wholly owned subsidiary, Yimutian Hong Kong Limited, or Yimutian HK, in Hong Kong as an intermediate holding company. Yimutian HK further established a wholly owned subsidiary, Beijing Yimutian Network Technology Co., Ltd., or Beijing Yimutian, on May 14, 2014 in mainland China. Beijing Yimutian currently primarily engages in digital agricultural commerce services.

On May 30, 2014, we gained control over Yimutian Xinnong through our WFOE by entering into a series of contractual agreements with Yimutian Xinnong and its shareholders then. These contractual agreements were subsequently replaced and superseded by updated agreements on November 8, 2017, March 27, 2020 and October 18, 2023, respectively. On December 14, 2016, we gained control over Beijing Douniu (which was under the name of Beijing Tian Rong Yi Network Technology Co., Ltd.) through our WFOE by entering into a series of contractual agreements with Beijing Douniu and its shareholders then. These contractual agreements were subsequently replaced and superseded by a series of updated contractual agreements on December 26, 2018 and October 18, 2023, respectively.

As a result of these contractual arrangements, we were considered the primary beneficiary of Yimutian Xinnong and Beijing Douniu for accounting purpose and consolidated their operating results in our financial statements under U.S. GAAP, to the extent the conditions for consolidation of these companies under U.S. GAAP were satisfied.

On August 15, 2018, Yimutian Xinnong established Guangdong Yimutian Network Technology Co., Ltd., or Guangdong Yimutian, which engages in the provision of digital agricultural solutions, as its wholly-owned subsidiary.

Our Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiary and the VIEs and their principal subsidiaries, immediately upon the completion of this offering.

Notes:

(1)

Beijing Douniu is 99% owned by Mr. Jinhong Deng, our founder, chairman and chief executive officer, and 1% owned by Mr. Min Liu, our director and senior vice president. Both Mr. Deng and Mr. Liu are beneficial owners of our company.

(2)

Yimutian Xinnong is 88.53% owned by Mr. Jinhong Deng, our founder, chairman, chief executive officer, 6.34% owned by Ms. Jiefang Ji, the founder of Wise Prime International Limited, a shareholder of our company, 0.85% owned by Mr. Yahui Zhou, the founder of Keeneyes Future Holding Limited, a shareholder of our company, 0.85% owned by Mr. Zhijia Liu, our director, 0.85% owned by Mr. Bailin Song, a beneficial owner of shares of our company, 0.85% owned by Mr. Mi Zhou, our director, 0.85% owned by Mr. Min Liu, our director, senior vice president, and 0.85% owned by Ms. Haiyan Gao, a beneficial owner of shares of our company.

Contractual Arrangements and the VIEs

Yimutian Xinnong primarily engages in the operation of Yimutian App, an agricultural product B2B e-commerce platform, which involves the provision of internet information services. Beijing Douniu engages in the operation of Douniu App, an online agricultural product wholesale market circulation platform. Laws and regulations of mainland China restrict foreign investment in companies that engage in value-added telecommunication services. As such, we entered into a series of contractual arrangements with Yimutian Xinnong and Beijing Douniu and their respective shareholders. These contractual arrangements with the VIEs allow us to exercise effective control over the VIEs, receive substantially all of the economic benefits of the VIEs to the extent that we have satisfied the conditions for consolidation of the VIEs under U.S. GAAP, and have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by laws of mainland China. See “—Contractual Arrangements and the VIEs” for more details of the terms of our contractual arrangements. As a result of these contractual arrangements, we are considered to be the primary beneficiary of the VIEs for accounting purpose and consolidated their operating results in our financial statements under U.S. GAAP, to the extent the conditions for consolidation of the VIEs under U.S. GAAP are satisfied.

Even though these contractual arrangements allow us to be considered the primary beneficiary of the VIEs for accounting purpose, which results in the consolidation of the VIEs’ operating results in our financial statements under U.S. GAAP, to the extent the conditions for consolidation of the VIEs under U.S. GAAP are satisfied, this may be less effective than equity ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations, and rules of mainland China relating to the legality and enforceability of these contractual arrangements. For the risks related to the nominee shareholders of the VIEs, see “Risk Factors—Risks Related to Our Corporate Structure—Yimutian Inc. is a Cayman Islands holding company with no operations of its own and it currently conducts its operations in mainland China through its subsidiaries and the VIEs. Investors in our ADSs should note that they are purchasing equity interests in a Cayman Islands holding company rather than equity interests in the VIEs in mainland China. If regulations or interpretation of the existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in the VIEs.” and “Risk Factors—Risks Related to Our Corporate Structure—Any failure by any of the VIEs or their shareholders to perform their respective obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Agreements that provide us with effective control over the VIEs

Powers of Attorney. Pursuant to the powers of attorney executed by the shareholders of the VIEs, each of them irrevocably authorizes the WFOE, or any person designated by the WFOE, to act on their respective behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholders concerning all the equity interest held by each of them in the VIEs, including without limitation, the right to (i) propose, convene and attend shareholders’ meetings and sign relevant resolutions, (ii) exercise all shareholder’s rights under laws of mainland China and the articles of association of the VIEs, such as the voting right, nomination right and appointment right, (iii) receive dividends and sell, transfer, pledge or dispose of all the equity held in part or in whole in the VIEs. The powers of attorney remain irrevocably effective as long as such shareholders remain as the shareholders of the VIEs.

Equity Pledge Agreements. Pursuant to the equity pledge agreements among the WFOE, the VIEs and their respective shareholders, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the WFOE to guarantee the performance of the obligations by such shareholders and by the VIEs under the exclusive option agreements, the exclusive business cooperation agreements and the powers of attorney. In the event of a breach by the VIEs or any of their respective shareholders of the obligations under these contractual arrangements, the WFOE, as pledgee, will have the right to enforce the pledge. The shareholders of the VIEs also covenant that, without the prior written consent of the WFOE, they will not dispose of the pledged equity, create or allow any encumbrance on the pledged equity. The agreements will in general remain in effect until the fulfillment of all obligations under the other VIE agreements.

Letters of Confirmation and Undertaking. Pursuant to the letters of confirmation and undertaking executed by the shareholders of the VIEs, each of them, among other things, (i) confirms that his/her spouse does not have the right to claim any interests in the respective equity of the VIEs (together with any other interests therein) or exert influence on the day-to-day management and voting matters of the respective equity of the VIEs; undertakes that (ii) in the event of his/her divorce, he/she will take all actions that the WFOE deems necessary to safeguard the execution of the contractual arrangement; (iii) he/she will not participate in, engage in, or merge with any business that competes with the WFOE or hold any interest from such business; (iv) he/she will not cause any conflict of interest between the WFOE and the VIEs or himself/herself; and (v) in the event of such conflict of interest, he/she will act in accordance with the WFOE’s instruction to eliminate such conflict of interest. These letters are effective during the term of the VIE agreements.

Spousal Consent Letters. Pursuant to the spousal consent letters executed by the spouses of the applicable individual shareholders of the VIEs, each of them unconditionally and irrevocably agreed that the equity in the WFOE held by and registered in the name of such shareholder be disposed of in accordance with the exclusive business cooperation agreements, the exclusive option agreements, the equity pledge agreements, the powers of attorney, and the letters of confirmation and undertaking, and that such shareholder may perform, amend or terminate such agreements without his or her spouse’s consent. In addition, each of them agrees not to assert any rights over the equity interest in the VIEs held by his or her respective spouses. In the event that any of them obtains any equity interest in our VIEs held by their respective spouses for any reason, such spouses agree to be bound by similar obligations and agree to enter into similar contractual arrangements. These letters are effective during the term of the VIE agreements.

Agreements that allow us to receive economic benefits from the VIEs

Exclusive Business Cooperation Agreements. Pursuant to the exclusive business cooperation agreements, among the WFOE and the VIEs, the WFOE has the exclusive right to provide the VIEs with comprehensive technological support and consulting services, including but not limited to software licensing, technology research and development, staff training and technology consultations. Without the WFOE’s prior written consent, the VIEs may not accept the same or similar service contemplated by the agreement provided by any third party during the term of the agreement. The VIEs agreed to pay the WFOE service fees, the amount of which will be subject to adjustment by the WFOE. The exclusive business cooperation agreement remains effective indefinitely except agreed otherwise or terminated by the WFOE in writing. Unless terminated by the WFOE in writing or pursuant to certain other provisions in the agreements, the exclusive business cooperation agreements are effective for an indefinite term.

Agreements that provide us with the option to purchase the equity interest in the VIEs

Exclusive Option Agreements. Pursuant to the exclusive option agreements entered among the WFOE, the VIEs and their respective shareholders, each of the shareholders of the VIEs has irrevocably granted the WFOE, or any person or persons designated by the WFOE, an exclusive option to purchase all or part of the equity in the VIEs. The WFOE or person(s) designated by the WFOE may exercise such options to purchase equity in the VIEs at the lowest price permitted under laws of mainland China. The VIEs and their respective shareholders covenant that, without the WFOE’s prior written consent, they will not, among other things, (i) amend the VIEs’ articles of association, (ii) increase or decrease the VIEs’ registered capital or change its structure of registered capital, and (iii) sell, transfer, mortgage, or dispose of any assets of the VIEs’ that is more than US$50,000. The shareholders of the VIEs covenant that they will not create any pledge or encumbrance on their equity in the VIEs, other than those created under the equity pledge agreements as part of the contractual arrangements. The exclusive option agreements will be terminated when the entire equity interests in the VIEs have been transferred to our company or its designee(s).

In the opinion of Global Law Office, our PRC counsel:

•

the ownership structures of the WFOE and the VIEs in mainland China, both currently and immediately after giving effect to this offering, are not in violation of mandatory laws and regulations of mainland China currently in effect in all material respects; and

•

the contractual arrangements between the WFOE, the VIEs and the respective shareholders of the VIEs governed by laws of mainland China are not in violation of mandatory laws or regulations of mainland China currently in effect in all material respects, and valid and binding upon each party to such arrangements in accordance with their terms.

However, our PRC counsel has also advised us that the interpretation and application of current and future laws, regulations and rules of mainland China are evolving, and thus the regulatory authorities of mainland China may take a view that is contrary to the opinion of our PRC counsel. If the mainland China government finds that the contractual arrangements do not comply with the restrictions or prohibitions on foreign investment in certain sectors, or if the mainland China government otherwise finds that Yimutian Inc. or the VIEs are in violation of laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the relevant regulatory authorities of mainland China would have discretion in dealing with such violations or failures. See “Risk Factors—Risks Related to Our Corporate Structure—Yimutian Inc. is a Cayman Islands holding company with no operations of its own and it currently conducts its operations in mainland China through its subsidiaries and the VIEs. Investors in our ADSs should note that they are purchasing equity interests in a Cayman Islands holding company rather than equity interests in the VIEs in mainland China. If regulations or interpretation of the existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in the VIEs.” and “Risk Factors—Risks Related to Doing Business in Mainland China—We are subject to evolving laws and regulations of mainland China that could require us to modify our current business practices and incur increased costs.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

We are the largest agricultural B2B platform in mainland China, in terms of both revenue and monthly active merchants in 2022, according to the F&S Report. In facilitating transactions of agricultural and food products, we have the following three main lines of business: (i) digital agricultural commerce services for efficient circulation of agricultural and food products complemented with offline agricultural product sales-assistance services, offered via Yimutian App, a versatile, merchant-friendly B2B e-commerce platform, and Douniu App which connects sellers with wholesale stallholders, (ii) other digital agricultural solutions, which primarily entail consulting, brand promotion and digital agricultural training programs, and (iii) smart farming business, where we selectively cultivate produce suitable for off-peak cultivation. Our platform had over 15 million merchants as of December 31, 2022. In 2022, our platform facilitated approximately 300 million searches, 197 million calls and instant messages, and over 77 million potential transactions. As of December 31, 2022, the merchants presented approximately 18.8 million SKUs on our platform. Building upon our experience in transaction matching since our inception, we connected over 927,000 sellers and approximately 8.4 million buyers in 2022 in the agricultural product supply chain with precise, dynamic and up-to-date information related to agricultural product transactions. We further elevate merchant experiences with a full spectrum of services in advertising and client contact privilege via a suite of online tools.

In 2021 and 2022, our total revenues reached RMB130.6 million and RMB155.8 million (US$22.6 million) respectively, representing a 19.2% year-over-year growth. We had net loss of RMB180.8 million in 2021 and RMB115.8 million (US$16.8 million) in 2022.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by a number of general factors affecting the agricultural B2B industry in general, including without limitation:

•	China’s overall economic growth and development, along with its digital economy transformation;

•	the development of China’s agriculture industry and policy of China’s agriculture industry;

•	the volume of agricultural production in China and inclement weather or natural disaster;

•	the digitalization of China’s agriculture industry;

•	the growth of China’s agricultural B2B industry;

•	the application of AI technology in China’s agricultural B2B industry; and

•	competitive landscape of China’s agricultural B2B industry and our market position therein.

Any unfavorable changes on these general industry conditions could affect demand for our services and products and materially affect our results of operations. While our business is affected by general factors affecting the agriculture industry, specifically the agricultural B2B industry, we believe our results of operations are affected by a number of company specific factors, including the key factors as discussed below.

Our ability to expand our large and active merchant base

Our large and active merchant base has been key to our success, as membership fees charged to our paying merchants and transaction service fees charged for transaction facilitation services are among the main sources of our revenue. Our deep understanding in mainland China’s agricultural B2B market and insights accumulated through our decade of operations have helped us gained trust from both sellers and buyers involved in agricultural transactions. We believe annual paying merchants as a percentage of active merchants is a key operating metric to measure our loyal and active merchant base and reflect our monetization ability. This percentage grew from 8.5% in 2021 to 12.0% in 2022. The number of paying merchants for a certain period refers to the number of merchants that have paid for our services in such period. The number of active merchants for a certain period refers to the number of merchants that have been active on our platform in such period. Whether we can continue to grow our paying merchants as a percentage of monthly active merchants mainly depends on our ability to provide superior merchant experience. To this end, we expect to continue to focus on providing customized merchant experience through extending the depth and breadth of our knowledge graph and technologies in general, which fuel our recommendation and matching capabilities, and further expanding our service and product offerings that meet the evolving needs of merchants on our platforms.

Our ability to improve and expand service offerings

We have been in the forefront of innovation of agricultural commerce business, expanding our offerings from multiple aspects. Our digital agricultural commerce services have evolved from merely matching buyers and sellers online to more diverse services covering sales-assistance services connecting sellers with wholesale stallholders offline and various value-added services for promotion. We typically attract and accumulate paying merchants through trials of promotion services offered on our platform with small fees. As merchants achieve higher sales of products through our platform, we introduce our flagship product which provides value-added services such as advertising and contact privilege services to them via a suite of online tools to further increase their willingness to pay higher fees for our services in the long term. The paying merchants of our flagship product on average spent RMB4,400 (US$637.9) in 2022. We believe that there is a significant opportunity for cross-selling more of our digital agricultural commerce services to our existing paying merchants. We see great potential to further monetize our merchant base, and we plan to continue fine-tuning and expand our service offerings with new value-added services for marketing and improving merchant engagement.

Our ability to maintain and increase cooperation with business partners

We tapped into the smart farming business in 2023, leveraging our profound experience in the agriculture industry and accumulated market insights. The success of our smart farming business not only relies on our large merchant base, market insights and technology capabilities, but also depends on our continued collaboration with local governments, regional farming group corporations and regional agricultural investment corporations, among other entities, which possess or control high-quality land or other resources required for the operation. As of December 31, 2022, the total area devoted to our smart farming business was 370 mu, which was attributable to our collaboration with local business partners. We intend to deepen our business relationships with existing market participants in the smart farming business and build relationships with additional reputable market participants. We believe that business partners will choose to cooperate with us because of our deep understanding of the agriculture industry, strong reputation and broad network of merchants on our Apps.

Our ability to promote our brands and market our services and products more effectively

We believe that our one-stop platform, with a wide variety of services and products offered thereon and positive merchant experience, makes us a reputable brand, and is our best and most effective marketing tools. In 2021 and 2022, we acquired about half of new merchants on our platform through word-of-mouth marketing, thanks to our reputable and trusted brand. Despite the acquisition cost of such merchants is close to nil, such merchants contribute great value to our business. They often interact with our platform over a long-term and spend more time on our platform than merchants acquired via other means. Besides word-of-mouth marketing, we also invest in branding, marketing and promotional activities. We plan to continue building our brand by enhancing merchant experience on our platform and enhancing efficiency in our selling and marketing activities.

Our ability to continue making investments in technology

Our dedication to technological advancements runs deep in our DNA, evident through our substantial investments in technology since our inception. We aim to provide more accurate and intelligent matching, as well as sales and marketing services, to merchants, enabling them to offer and procure high-quality products through secure, responsive, and scalable infrastructure and applications, thus further improving their transaction experience and efficiency. We expect to continue to invest significant expenses on research and development in areas such as AI, big data analysis, the Internet of Things, cloud computing, and other technologies, as well as in talent acquisition and retention.

Our ability to enhance our operating efficiency

Our results of operations are affected by our ability to control our operating costs and expenses. We expect our costs and expenses to continue to increase as we grow our business, attract more merchants on our platform and expand our smart farming business. We believe our nationwide coverage, coupled with the network effect of our platform, will allow us to benefit more from substantial economies of scale. The staff cost and cloud service fees associated with the operation of our platform are expected to increase at a slower pace as our revenue growth, because most of our employees are working remotely from the production sites and wholesale markets, and we do not need to increase the size of our overall workforce proportionally with our business growth as we optimize human resource efficiency at the headquarters. As our business further grows, we believe we will be able to take advantage of economies of scale to further improve operating efficiency and achieve profitability over time.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has severely affected China and the rest of the world. In an effort to contain the spread of the COVID-19 pandemic, China and many other countries have taken precautionary measures, such as imposing travel restrictions, quarantining individuals infected with or suspected of being infected with COVID-19, encouraging or requiring people to work remotely and canceling public activities, among others. See “Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, extreme weather conditions, health epidemics, such as the outbreak of COVID-19, and other catastrophic incidents, which could significantly disrupt our operations” for more details.

Our business has been affected by the COVID-19 pandemic. In particular, the operations of our sales-assistance service we provided under digital agricultural commerce services were adversely impacted and for which the transaction volume had declined as a result of the COVID-19 pandemic. Measures to contain the spread of COVID-19 also caused disruptions in transportation and logistics, which negatively affected online transactions on our Apps. As a result, transaction volume, paying merchant as a percentage of monthly active users and average spending per paying merchant fluctuated on our platform. At the same time, because of the necessity of the agricultural products transacted through our platform, despite the negative impacts from the COVID-19 pandemic, we managed to maintain revenue growth from 2021 to 2022, although at a slightly slower pace than we expected. We may, however, be unable to maintain such trend in the future. The extent to which the COVID-19 pandemic may continue to affect our operations and financial performance will depend on future developments, which are highly uncertain and cannot be predicted.

Key Components of Results of Operations

Revenues

In 2021 and 2022, we generated revenue from providing digital agricultural commerce services and other digital agricultural solutions. The following table breaks down our revenues by amounts and as percentages of total revenues for the periods indicated.

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Digital agricultural commerce services	117,685	90.1	140,627	20,389	90.3
Membership services	66,872	51.2	88,076	12,770	56.5
Value-added services	46,842	35.9	46,249	6,705	29.7
Transaction services	3,971	3.0	6,302	914	4.0
Other digital agricultural solutions	12,964	9.9	15,168	2,199	9.7

Total revenues	130,649	100.0	155,795	22,588	100.0

Cost of revenues

Cost of revenues consists of (i) staff cost and outsourcing labor service fees, (ii) technology service fees charged by cloud service providers, (iii) depreciation, and (iv) other costs related to revenues.

The following table sets forth a breakdown of our cost of revenues by nature, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Staff cost and outsourcing labor service fees	45,654	35.0	33,360	4,838	21.5
Technology service fees	6,954	5.3	7,050	1,022	4.5
Depreciation	1,340	1.0	1,447	210	0.9
Others	6,917	5.3	6,220	901	4.0

Total cost of revenues	60,865	46.6	48,077	6,971	30.9

Gross profit and gross margin

We recorded gross profit of RMB69.8 million and RMB107.8 million (US$15.6 million) in 2021 and 2022, respectively. Our overall gross margin was 53.4% in 2021 and 69.1% in 2022, respectively.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands except percentage)
Operating expenses:
Selling and marketing expenses	(83,178)	(63.7)	(87,820)	(12,733)	(56.4)
General and administrative expenses	(46,527)	(35.6)	(51,412)	(7,454)	(33.0)
Research and development expenses	(62,198)	(47.6)	(52,804)	(7,656)	(33.9)
Other income, net	824	0.6	1,541	223	1.0

Total operating expenses	(191,079)	(146.3)	(190,495)	(27,620)	(122.3)

Selling and marketing expenses. Our selling and marketing expenses consist primarily of (i) staff cost related to selling and marketing personnel, (ii) advertising and promotion expenses, and (iii) depreciation, rental and other expenses related to selling and marketing functions. We expect our sales and marketing expenses on an absolute dollar basis and as a percentage of revenues to vary from period to period over the short term, depending on the number of selling and marketing employees we are going to hire and spendings on marketing activities.

General and administrative expenses. Our general and administrative expenses consist primarily of (i) staff cost relating to general and administrative personnel, (ii) professional service fees, and (iii) other general corporate expenses. We expect our general and administrative expenses to increase in the near term as we incur additional costs as a result of operating as a public company.

Research and development expenses. Our research and development expenses consist of (i) staff cost relating to research and development professionals and (ii) rental, depreciation and other expenses related to research and development functions. We expect that our research and development expenses on an absolute dollar basis and as a percentage of revenues to vary from period to period over the short term, depending on the number research and development employees we are going to hire.

In addition, the performance conditions for the options we granted will be satisfied upon the completion of an initial public offering. The operating expenses are expected to increase in the foreseeable future, as share-based compensation expense will be recorded upon the completion of this offering.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current tax laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, payments of dividends and capital in respect of our shares are not subject to taxation, and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to the Cayman Islands income or corporate tax.

Hong Kong

Our wholly owned subsidiaries in Hong Kong are subject to Hong Kong profits tax on their taxable income generated from operations in Hong Kong. Under the two-tiered profits tax rates regime in Hong Kong, the first

HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. Payments of dividends by our subsidiaries to our company are not subject to any withholding tax in Hong Kong.

Mainland China

Our subsidiaries in mainland China, the VIEs and the VIE’s subsidiaries that were established in mainland China are subject to PRC Enterprise Income Tax Law, or the PRC EIT Law, on the taxable income in accordance with the relevant income tax laws in mainland China, which have adopted a unified income tax rate of 25%, except for high and new technology enterprises, which are subject to a preferential income tax rate of 15%, and small enterprises with low profits, which are subject to a preferential income tax rate of 20%.

Beijing Yimutian, Yimutian Xinnong and Beijing Douniu were recognized as high and new technology enterprises. As such, they are entitled to a preferential income tax rate at 15% from 2021 to 2023.

We are subject to VAT on the products sold and services provided. We are also subject to surcharges on VAT payments in accordance with the laws of mainland China.

As a Cayman Islands holding company, we may receive dividends from our subsidiaries in mainland China through Yimutian HK. The PRC EIT Law and its implementing rules provide that dividends paid by a mainland China entity to a nonresident enterprise for income tax purposes is subject to mainland China withholding tax at a rate of 10%, and may be subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise (i) directly holds at least 25% of the mainland China enterprise, (ii) is a tax resident in Hong Kong and (iii) could be recognized as a beneficial owner of the dividend from mainland China tax perspective. Pursuant to the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or Guoshuihan [2009] 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the mainland China resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the SAT issued Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Yimutian HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from its mainland China subsidiaries, if it satisfies the conditions prescribed under Guoshuihan [2009] 81 and other relevant tax rules and regulations. However, according to Guoshuihan [2009] 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We believe that the period-to-period comparison of operating results should not be relied upon as being indicative of future performance.

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Revenue	130,649	100.0	155,795	22,588	100.0
Cost of revenues	(60,865)	(46.6)	(48,077)	(6,971)	(30.9)

Gross profit	69,784	53.4	107,718	15,617	69.1
Selling and marketing expenses	(83,178)	(63.7)	(87,820)	(12,733)	(56.4)
General and administrative expenses	(46,527)	(35.6)	(51,412)	(7,454)	(33.0)
Research and development expenses	(62,198)	(47.5)	(52,804)	(7,656)	(33.9)
Other income, net	824	0.6	1,541	223	1.0

Operating loss	(121,295)	(92.8)	(82,777)	(12,003)	(53.1)
Impairment loss on a long-term investment	—	—	(500)	(72)	(0.3)
Interest income	146	0.1	45	7	0.0
Interest expense	(119)	(0.1)	(657)	(95)	(0.4)
Change in fair value of financial liabilities	(54,398)	(41.6)	(31,936)	(4,630)	(20.5)
Gain (loss) from derecognition of financial liabilities	(4,206)	(3.3)	1,147	166	0.7
Loss before income taxes and share of loss of an equity method investment	(179,872)	(137.7)	(114,678)	(16,627)	(73.6)

Income tax expense	—	—	—	—	—
Share of loss of an equity method investment	(918)	(0.7)	(1,082)	(157)	(0.7)

Net loss	(180,790)	(138.4)	(115,760)	(16,784)	(74.3)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues increased by 19.2% from RMB130.6 million in 2021 to RMB155.8 million (US$22.6 million) in 2022.

Revenue from digital agricultural commerce services increased by 19.5% from RMB117.7 million in 2021 to RMB140.6 million (US$20.4 million) in 2022, primarily due to expanded SKUs on our platform and more efficient promotion activities, which led to an increase in the proportion of paying merchants among all active merchants.

Revenue from other digital agricultural solutions increased by 17.0% from RMB13.0 million in 2021 to RMB15.2 million (US$2.2 million) in 2022, primarily due to an increase in the number of agricultural production sites that we served.

Cost of Revenues

Our cost of revenues decreased by 21.0% from RMB60.9 million in 2021 to RMB48.1 million (US$7.0 million) in 2022, which was primarily due to the reduction in staff cost associated with optimization of our operations that were in the trial-and-error stage.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased from RMB69.8 million in 2021 to RMB107.7 million (US$15.6 million) 2022. Our gross margin increased from 53.4% in 2021 to 69.1% in 2022, which was primarily due to the decrease in our cost of revenues and increase in our total revenues for the reasons discussed above.

Selling and Marketing Expenses

Our selling and marketing expenses slightly increased by 5.6% from RMB83.2 million in 2021 to RMB87.8 million (US$12.7 million) in 2022, primarily due to an increase in advertising and promotion expenses and an increase in staff cost related to selling and marketing personnel.

General and Administrative Expenses

Our general and administrative expenses increased by 10.5% from RMB46.5 million in 2021 to RMB51.4 million (US$7.5 million) in 2022, primarily due to an increase of other general and administrative expenses as a result of payment of severance fees related to the optimization of our employee structure mainly as a result of the negative impact of COVID-19, partially offset by a decrease in staff cost relating to such optimization.

Research and Development Expenses

Our research and development expenses decreased by 15.1% from RMB62.2 million in 2021 to RMB52.8 million (US$7.7 million) in 2022, primarily due to our reduction in the research and development workforce associated with operations that were in the trial-and-error stage.

Net Loss

As a result of the foregoing, our net loss decreased by 36.0% from RMB180.8 million in 2021 to RMB115.8 million (US$16.8 million) in 2022.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(67,405)	(36,160)	(5,243)
Net cash used in investing activities	(3,492)	(1,844)	(267)
Net cash provided by financing activities	63,331	26,115	3,787
Effect of foreign currency exchange rate changes on cash and restricted cash	289	1,246	180

Net decrease in cash and restricted cash	(7,277)	(10,643)	(1,543)
Cash and restricted cash at the beginning of the period	24,605	17,328	2,512

Cash and restricted cash at the end of the period	17,328	6,685	969

To date, we have financed our operating and investing activities primarily through cash provided by historical equity and debt financing activities, including issuance of financial liabilities convertible into preferred shares. As of December 31, 2021 and 2022, we had RMB17.3 million and RMB6.7 million (US$1.0 million) in cash and restricted cash, respectively. Our cash consists primarily of cash on hand and cash at bank. For a summary of our equity and debt financing activities in the past three years, see “Description of Share Capital—History of Securities Issuance.”

We experienced recurring operating losses. For the year ended December 31, 2022, we had net cash used in operating activities of RMB36.2 million (US$5.2 million). As of December 31, 2022, we had net current liabilities of RMB548.7 million (US$79.6 million). We will require additional liquidity to continue our operations over the next 12 months. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements, obtaining agreements with the existing investors to extend the due dates for outstanding debt. In addition, we plan to diversify revenue streams and implement cost saving measures to grow revenues and decrease expenses. However, we may be unable to access further equity or debt financing when needed. As such, there can be no assurance that we will be able to obtain additional liquidity when needed or under acceptable terms, if at all. See “Risk Factors—Risks Related to Our Business and Industry—We had net cash operating outflows in 2022 and net current liabilities as of December 31, 2022. If we do not effectively manage our cash and other liquid financial assets, execute our plan to increase profitability and obtain additional financing, we may not be able to continue as a going concern.” and “Risk Factors—Risks Related to Our Business and Industry—We may require additional capital to pursue our business objectives and respond to business opportunities, challenges, or unforeseen circumstances. If we are unable to generate sufficient cash flows or if capital is not available to us, our business, operating results, financial condition and prospects could be adversely affected.”

As of December 31, 2022, 96.6% and 3.4% of our cash and restricted cash were held in and outside of mainland China, respectively, with 81.6% of our cash and restricted cash being held by the VIE. As of the same date, 84.9% and 15.1% of our cash and restricted cash were denominated in Renminbi and U.S. dollars, respectively. Although we consolidate the results of the VIE, we only have access to the assets or earnings of the VIE through our contractual arrangements with the VIE and its shareholders. See “Corporate History and Structure—Contractual Arrangements and the VIEs.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Our accounts receivable primarily represent receivable for other digital agricultural solutions. As of December 31, 2021 and 2022, our accounts receivable, net of allowance for credit losses, was RMB3.5 million and RMB4.0 million (US$0.6 million), respectively. As of the same dates, our amounts due from related parties was RMB16.0 million and RMB16.3 million (US$2.4 million), respectively. Our accounts receivable turnover days increased from 66 days in 2021 to 91 days in 2022. Accounts receivable turnover days for a given period are equal to the sum of the average balances of accounts receivable at the beginning and the end of the period divided by digital services revenues during the period and multiplied by the number of days during the same period.

Our accounts payable primarily consists of accounts payable for cloud service. As of December 31, 2021 and 2022, our accounts payable was RMB1.3 million and RMB2.8 million (US$0.4 million). Our accounts payable turnover days were 6 days and 11 days in 2021 and 2022, respectively. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our mainland China subsidiaries, establish new mainland China subsidiaries and make capital contributions to these new mainland China subsidiaries, make loans to our mainland China subsidiaries, or acquire offshore entities with operations in mainland China in offshore transactions. However, most of these uses are subject to mainland China regulations. See “Risk Factors—Risks Related to Doing Business in Mainland China—Mainland China regulations of loans to and direct investment in domestic entities by offshore holding companies and governmental regulations of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our subsidiaries in mainland China, which could adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.”

All of our revenues have been, and we expect will likely to continue to be, denominated in Renminbi. Under existing mainland China foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The mainland China government may impose laws and regulations from time to time regarding access to foreign currencies for current account transactions in the future. If, in order to comply with the laws and regulations over foreign exchange, we are unable to obtain sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Operating Activities

Our net cash used in operating activities was RMB36.2 million (US$5.2 million) in 2022. The difference between the net loss of RMB115.8 million (US$16.8 million) and net cash used in operating activities was primarily due to (i) adjustment of non-cash items of RMB49.1 million (US$7.1 million) which mainly consists of changes in fair value of financial instruments of RMB31.9 million (US$4.6 million), reduction in the carrying amount of operating lease right-of-use assets of RMB10.2 million (US$1.5 million), depreciation and amortization of RMB1.6 million (US$0.2 million) and allowance for credit losses of RMB1.5 million (US$0.2 million), and (ii) a net change in operating assets and liabilities by RMB30.5 million (US$4.4 million), which was primarily attributable to a decrease in prepayments and other current assets of RMB28.4 million (US$4.1 million) primarily as a result of a decrease in receivables on behalf of merchants, and a decrease in receivables from online platform as we began to charge commission fees on online transactions and an increase in contract liabilities of RMB18.2 million (US$2.6 million) primarily as a result of our increased revenue from membership fees as we attract more paying merchants, partially offset by a decrease in operating lease liabilities of RMB9.6 million (US$1.4 million) primarily as a result of payment according to lease term and a decrease in accrued expenses and other current liabilities of RMB6.9 million (US$1.0 million) primarily as a result of a decrease in cash collected on behalf of merchants.

Our net cash used in operating activities was RMB67.4 million in 2021. The difference between the net loss of RMB180.8 million and net cash provided by operating activities was primarily due to (i) adjustment of non-cash items of RMB81.1 million which mainly consists of changes in fair value of financial instruments of RMB54.4 million, allowance for credit losses of RMB11.0 million, reduction in the carrying amount of operating lease right-of-use assets of RMB9.9 million, and depreciation and amortization of RMB1.4 million, and (ii) a net change in operating assets and liabilities by RMB32.3 million, which was primarily attributable to an increase in accrued expenses and other current liabilities of RMB24.5 million primarily as a result of an increase in cash collected on behalf of merchants, an increase in contract liabilities of RMB21.8 million primarily as a result of our increased revenue from membership fees as we attract more paying members, and an increase in amounts due to related parties of RMB18.1 million primarily related to our former business partnership with certain related parties, partially offset by an increase in prepayments and other current assets of RMB19.1 million primarily related to the foregoing business partnership and a decrease in operating lease liabilities of RMB9.9 million primarily as a result of payment according to lease term.

Investing Activities

Our net cash used in investing activities was RMB1.8 million (US$0.3 million) in 2022. This was attributable to cash paid for purchase of property and equipment of RMB1.3 million (US$0.2 million) in relation to renovation of office space and cash paid for a long-term investment of RMB0.5 million (US$72 thousand) in relation to 10% of equity interests we invested in a private company.

Our net cash used in investing activities was RMB3.5 million in 2021. This was attributable to cash paid for long-term investments of RMB2.0 million in relation to investment in Huayuan Land Port Yimutian and cash paid for purchase of property and equipment of RMB1.7 million in relation to renovation of additional office space.

Financing Activities

Our net cash provided by financing activities was RMB26.1 million (US$3.8 million) in 2022. This was mainly attributable to (i) proceeds from issuance of Series D redeemable convertible preferred shares of RMB32.0 million (US$4.6 million), (ii) proceeds from issuance of Series C redeemable convertible preferred shares of RMB20.2 million (US$2.9 million), and (iii) proceeds from issuance of financial liabilities of RMB19.5 million (US$2.8 million), partially offset by repayment for shareholder loans of RMB12.9 million (US$1.9 million) and repayment for ODI convertible loans of RMB32.0 million (US$4.6 million).

Our net cash provided by financing activities was RMB63.3 million in 2021. This was mainly attributable to (i) proceeds from issuance of Series D redeemable convertible preferred shares of RMB25.8 million, issuance of financial liabilities of RMB32.0 million and issuance of Series C redeemable convertible preferred shares of RMB19.2 million, (ii) interest free loans repaid by a shareholder of RMB2.6 million, and (iii) proceeds from shareholder loans of RMB2.1 million, partially offset by repayment for ODI convertible loans of RMB15.0 million and loans provided to related parties of RMB3.1 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance and proceeds from this offering. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with office facilities and equipment, furnishing of our buildings and purchase of property. Our capital expenditures were RMB1.7 million in 2021 and RMB1.3 million (US$0.2 million) in 2022. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our financing activities will continue to meet our capital expenditure needs in the foreseeable future.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022:

	Payment Due by December 31,
	Total	2023	2024	2025	After
	(RMB in thousands)
Operating lease obligations	9,039	5,599	2,065	1,375	—

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2022.

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgements, estimates and assumptions. Our critical accounting estimates are those estimates that involve a significant level of uncertainty at the time the estimate was made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. Accordingly, actual results could differ materially from our estimates. We base our estimates on our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We have reviewed our critical accounting estimates with our board of directors.

Fair value of our ordinary shares

We are a private company with no quoted market prices for our ordinary shares. We therefore make estimates of the fair value of our ordinary shares on various dates for the following purposes: determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award as one of the inputs into determining the grant date fair value; and determining the fair value of financial liabilities at the issuance date, each period end and conversion date, determining the fair value of preferred shares at the issuance date.

In determining our equity value, we applied the discounted cash flow analysis based on our projected cash flows using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The income approach involves applying appropriate weighted average costs of capital (“WACCs”) to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

The hybrid method, comprising of the probability-weighted expected return method and the option pricing method, was used to allocate equity value of our company to preferred and ordinary shares, considering the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management.

The major assumptions used in calculating the fair value of ordinary shares include:

•	WACCs: The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•

Comparable companies. In deriving the weighted average cost of capital used as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the online agriculture industry and (ii) their shares are publicly traded in China.

•

Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

Assumptions are updated at each valuation date if required.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

Yimutian is a holding company with no material operations of its own. We conduct our operations through our mainland China subsidiaries and the VIEs. As a result, Yimutian’s ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations in mainland China. Under the laws of mainland China, each of our mainland China subsidiaries and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our mainland China subsidiaries may allocate a portion of its after-tax profits based on mainland China accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on mainland China accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meets the requirements for statutory reserve funds.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021 and 2022 were increases of 1.5% and 1.8%, respectively. Although we have not in the past been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Most of our revenues and most of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of net proceeds from this offering. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although, in general, our exposure to foreign exchange risks should be limited, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs representing our ordinary shares will be traded in U.S. dollars.

Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into mainland China or remittances of Renminbi out of mainland China, as well as exchange between Renminbi and foreign currencies, require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of mainland China, controls the conversion of Renminbi into other currencies.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against the U.S. dollar would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the RMB would reduce the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$             million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$                 per ADS, assuming the underwriters do not exercise their option to purchase additional ADSs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in interest-bearing bank deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

After completion of this offering, we may invest the net proceeds that we receive from this offering in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Recently Issued Accounting Pronouncements

For information on recently issued accounting pronouncements, refer to Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. As of the date of this prospectus, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022. We have taken measures and plan to continue to take measures to remediate these deficiencies. We will hire more accounting personnel to strengthen the financial reporting function and setting up a financial and system control framework. We have implemented regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel. We are developing and in the process of implementing a comprehensive set of period-end financial reporting policies and procedures. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. Moreover, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations and prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenues for fiscal year of 2022, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

INDUSTRY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to invest in our ADSs. The information presented in this section has been derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, dated December 14, 2023 to provide information regarding our industry and our market position in China and globally. We refer to this report as the “F&S Report.”

Market Opportunities for the Sales of Agricultural Products in China

China, with its billion-scale population, presents vast opportunities for the sales of agricultural products. The country’s agricultural production operates on an enormous scale, with a total output of nearly 2 billion tons in 2022. The value of circulated primary agricultural products amounted to a staggering RMB5.3 trillion in the same year. With its vast territory, China’s agricultural production and consumption areas are widely dispersed. To facilitate the circulation of agricultural products from farmland to consumers’ dining tables across its geographic landscape, China relies heavily on 780 scaled agricultural wholesale markets, characterized by an annual transaction value exceeding RMB100 million, around 2.2 million agricultural cooperatives and approximately 40 million small to medium-sized business buyers.

The chart below illustrates the scale and growth of primary agricultural product circulation in China:

Total Value of Circulated Primary Agricultural Product, China, 2018-2027E

Source: China Federation of Logistics & Purchasing, Frost & Sullivan

The circulation of agricultural products in China faces several main challenges:

Asymmetry of market information. As digitalization of agricultural product supply chain in China is still at a low level, information asymmetry between the supply and demand ends of agricultural products is relatively common. This information asymmetry makes it difficult to efficiently and timely transmit downstream demand information to the supply side and vice versa, leading to mismatches between supply and demand and resulting in excess supply and unfulfilled demand. Agricultural products’ perishability and vulnerability to uncontrollable natural factors such as weather further exacerbate this issue, as supply of agricultural products could be unstable.

High cost due to multiple layers of circulation. The spatial separation of agricultural production and consumption areas in China has brought great challenges to the circulation of agricultural products. The need to go through multi-tier wholesalers, distributors and retailers before reaching consumers’ tables increases the cost of circulation. This dispersion leads to increased logistics expenditure, impacting the profitability of the supply side and increasing purchase costs for consumers. The chart below illustrates the typical circulation process for agricultural products in China:

Source: Frost & Sullivan

Diversified unmet needs across the long agricultural value chain. Agricultural value chain consists of various participants including agricultural production bases, agricultural cooperatives, wholesalers, agricultural product processers and downstream retailers, generating diversified demand for services to lower costs and improve profitability. Such services include plantation management, agricultural product branding and marketing, instant and accurate update of market information, among others.

The agricultural production and circulation in China face the following major trends and opportunities:

Favorable policies. Mainland China government has issued a series of favorable top-level policies to further promote the modernization of agriculture and the construction of supply chain of agricultural product, aiming to increase agricultural production efficiency, product quality and circulation efficiency.

Increasing penetration rate of internet and digital payment in rural areas. Facilitated by the expansion of mobile networks, improved public infrastructure and government initiatives to promote digital inclusion, the scale and penetration rate of internet usage in rural areas of China have improved significantly. By the end of 2022, the total number of mobile internet user in rural areas of China was approximately 300 million, up from 220 million in 2018. The growing user scale of mobile internet has also led to the popularity of digital payments in rural areas. The user scale of digital payment in rural areas of China reached 230 million in 2022.

Emergence of Agricultural B2B Platforms in China

Favorable policies and the advancement of new technologies such as mobile internet, e-commerce, and digital payments have been boosting the agriculture industry in China, promoting the emergence and development of agricultural B2B platforms in recent years.

Agricultural B2B platforms have become a crucial driving force for improving the circulation and transaction efficiency of agricultural products by providing an efficient online marketplace which directly connects agricultural product suppliers and business buyers such as wholesalers and restaurants. Such digital platforms can substantially increase transaction efficiency and lower the costs associated with supply chain by shortening product circulation chains, reduce intermediary costs and enhancing transparency of market information such as pricing and inventory. Agricultural B2B platforms also enable suppliers to expand their network coverage and customer base, and offer business buyers a much more diversified categories of agricultural products with real-time market information presentation. To further facilitate the process of agricultural product transaction and order fulfilment, agricultural B2B platforms also provide a set of value-added solutions based on the diversified demand, such as marketing, logistics monitoring and supply chain financing, among others, from various stakeholders.

Driven by the expanding scale of rural internet users, improvement of digital infrastructure and growing demand for fresh agricultural product amidst consumption upgrade, the transaction volume of agricultural B2B platforms has achieved substantial growth during the past several years. The total gross merchandise value (GMV) of agricultural B2B platforms in China amounted to RMB94.4 billion in 2022, representing a CAGR of 10.6% compared to the level in 2018. Going forward, driven by the increasing standardization of agricultural products, higher popularity of direct sourcing models and continued improvements of agricultural product circulation infrastructure such as the proliferation of cold-chain logistics facilities, the growth momentum of agricultural B2B platforms will remain strong. The total GMV of agricultural B2B platforms in China is expected to reach RMB265.4 billion in 2027, representing a CAGR of 23.0% from the expected level in 2022.

The chart below illustrates the total market size of agricultural B2B platforms in China by GMV:

Market Size of China Agricultural B2B Platform, by GMV,

2018-2027E

Source: Frost & Sullivan

The development of agricultural B2B platforms in China is expected to be driven by the following opportunities:

Application of cutting-edge technologies such as blockchain and AI. Blockchain technology will help to ensure the authenticity, traceability and security of agricultural products, and to establish a trust mechanism, and promote transaction and information transparency on platform. AI will further improve efficiency of agricultural B2B e-commerce platform. AI generated content, for example, will act as the highly efficient, accurate and trust-worthy virtual customer service to better serve millions of diversified requests generated per day in relation to information of supply and demand, pricing, transaction and logistics, among others.

Expanded coverage along the agricultural value chain and SKUs to better satisfy merchants’ needs. Expanding merchant base and changing consumption habit will generate more diversified demand for product offering on agricultural B2B e-commerce platform. For example, booming market demand for food production in China has put forward much higher requirements for supply chain efficiency, while agricultural B2B e-commerce platforms provide efficient solutions to streamline the food production supply chain, which in turn make food production one of the most important categories on such platforms in the future.

Growing popularity of live e-commerce. Agricultural product live e-commerce combines instant purchasing of a featured product and audience participation through mobile application’s merchant interface. Through the live streaming format, business buyers can see real-time displays and introduction of agricultural products, which increases their trust and desire to purchase.

Continual improvements of agricultural production bases. Improving agricultural production bases, road infrastructure, warehouses and cold-chain facilities is essential for enhancing the standardization and commercialization of primary agricultural products. These upgrades facilitate easier and cost-effective transportation, reduce post-harvest losses, promote product standardization, provide access to larger markets, increase economic viability, create a competitive advantage in global markets and improve supply chain efficiency, ultimately benefiting both producers and consumers while strengthening the agriculture sector’s contribution to the economy.

Core Services Provided by Agricultural B2B Platforms – Digital Agricultural Commerce and Diversified Solutions

An agricultural B2B platform typically provides services covering a comprehensive suite of digital solutions and services designed to facilitate the agricultural commerce ecosystem. They encompass digital agricultural commerce services, connecting sellers and buyers in the agriculture industry, as well as various value-added solutions such as modular product posting, merchant profile creation and transaction matching, among others. Additionally, agricultural B2B platforms offer agricultural product sales-assistance services, providing access to first-hand information for a diverse group of merchants. Such platforms also provide other digital agricultural solutions focused on supporting agricultural production bases. These solutions include consulting, brand promotion and digital agricultural training programs. They leverage proprietary digital agricultural systems and offer information, matching and brand promotion services with real-time market quotation analysis interfaces.

Along with the expanding transaction scale of agricultural B2B platforms, the total market size of agricultural B2B digital services in China reached RMB456.7 million in 2022, representing a CAGR of 14.8% from the level in 2018. Going forward, as agricultural B2B platforms actively develop more diversified and efficient digital tools and solutions, such as supply chain management systems, data analytics and marketing automation, they can help businesses further optimize the platforms’ operations, reduce costs, and improve their competitiveness. Creating higher value for users will result in higher user retention rates and increased willingness to pay for premium services. As a result, the total market size of agricultural B2B platform digital services is projected to reach RMB4,042.8 million in 2027, representing a CAGR of 54.7% from 2022 to 2027.

The chart below sets forth the market size of agricultural B2B platform digital service in China from 2018 to 2027:

Market Size of Agricultural B2B Platform Digital Service, China, 2018-2027E

Source: Frost & Sullivan

Key Success Factors

According to Frost & Sullivan, we are the largest agricultural B2B platform in mainland China, in terms of both revenue and monthly active merchants in 2022.

Building a successful and large agricultural B2B platform in China is challenging due to the highly decentralized and diversified nature of the agriculture industry in China. Achieving and maintaining such status demand substantial long-term investment, the accumulation of operational expertise, ongoing technological refinement and the accumulation of latest trends in the industry over time. Key success factors of an agricultural B2B platform include:

Scale of economy and network effects. For agricultural B2B platforms, the growth of merchant base is self-reinforcing due to the network effect. The larger the network, the higher the values that a platform can create in terms of efficiency and optionality. It therefore forms a competitive moat.

Industry and operational know-how. Industry and operational know-how is important for identifying high-value merchants on the platforms and keeping them engaged, and is also critical for providing the most precise market information including pricing, supply and demand to both sellers and buyers, and thus can further improve service quality and merchant experience.

Application of cutting-edge technologies. Cutting-edge technologies such as blockchain, advanced algorithm and AI lead to higher transaction-matching efficiency and better understanding of various merchants’ needs.

Diversified and highly collaborative comprehensive service offerings. Platforms that can offer a comprehensive suite of products can enhance merchant stickiness. For example, an agricultural product seller would prefer a platform that can cover their product selling, branding, marketing, and logistics monitoring needs.

Word-of-mouth effect and merchant mindshare. By offering high-quality services to merchants and addressing their pain points, a platform can enhance its brand recognition and mindshare among merchants. It translates into wallet share gain on existing merchants and word-of-mouth referral for new merchant acquisition with minimal selling and marketing spending.

BUSINESS

Overview

Our Mission

Our mission is to make every acre of farmland more valuable via technology and industry know-how.

Who We Are

We are a leading smart agriculture platform in China, and the largest agricultural B2B platform in China in terms of both revenue and monthly active merchants in 2022, according to the F&S Report. We believe technology plays a critical role in agriculture, contributing to increased productivity of the industry. Over a decade, we have been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, making it efficient, transparent, secure, and convenient. Riding on the wave of agri-tech upgrade and leveraging our profound industry experience and accumulated market insights, we provide a comprehensive set of digital solutions to facilitate agricultural product transactions, ranging from searching, matching, to transportation facilitation and settlement. Additionally, we have ventured into the realm of smart farming, further broadening our commercialization channels and animating our other business lines.

We pride ourselves as the go-to platform for merchants by leveraging our innovative technology and industry know-how. Technological capabilities run in our genes ever since we commenced our operations. Our proprietary agricultural algorithm, being the industry’s most accurate and efficient to sort out matching problems amongst buyers, sellers and massive SKUs, processes terabytes of information daily. We continue to pioneer innovation in the industry through expanding into broader areas of AI-powered applications to enhance merchants’ experience and streamline operations. Our insightful, accurate and up-to-date market quotation database, being the other building block of our success formula, is backed by our dedicated R&D team. About 55% of our R&D personnel were senior engineers with over 5 years of work experience as of December 31, 2022. Our large number of daily active merchants, acting with diverse characteristics and online behaviors, provide daily feedback and response in real time, which allows us to continually enrich the quotation database, extend the depth and breadth of our knowledge graph, amass the collective intelligence, and harness the power of technology.

We have achieved at-scale commercialization and have a track record of proven success. Our platform had over 15 million merchants as of December 31, 2022. In 2022, our platform facilitated approximately 300 million searches, 197 million calls and instant messages, and over 77 million potential transactions. As of December 31, 2022, the merchants presented approximately 18.8 million SKUs on our platform. Building upon our experience in transaction matching since our inception, we connected over 927,000 sellers and approximately 8.4 million buyers in 2022 in the agricultural product supply chain with precise, dynamic and up-to-date information related to agricultural product transactions. We further elevate merchant experiences with a full spectrum of services in advertising and client contact privilege by providing the merchants with a suite of online tools. As of December 31, 2022, our geographic footprint covered over 360 cities and 2,800 counties, representing over 65% of the primary and secondary agricultural wholesale markets in mainland China. Leveraging our abundant resources and experiences accumulated from our digital agricultural commerce business, we tapped into smart farming business in 2023, where we collaborate with local business partners to cultivate select produce and in select locations suitable for off-peak cultivation.

The success of our business is underpinned by the following three main lines:

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Digital Agricultural Commerce Services. Our digital agricultural commerce services are mainly offered via Yimutian App, complemented by sales-assistance services offered via Douniu App. Launched in 2015, Yimutian App is a versatile, merchant-friendly B2B e-commerce platform designated for sellers from agricultural production bases or factories and buyers scattered in the country. With distinct functions, Yimutian App is the front line of our online traffic attraction to facilitate modular product posting, portray merchant profiles and distribute information to complete the transaction matching. To complement the agricultural e-commerce business and address the need of agricultural product transaction on the wholesale level, we offer agricultural product sales-assistance services which connect sellers with wholesale stallholders via Douniu App. It complements Yimutian App with first-hand market information from the offline transactions and refines our omni-channel in reaching the great majority of fragmented merchants groups. We mainly monetize our digital agricultural commerce services through membership services, value-added services and transaction services.

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Other Digital Agricultural Solutions. Agricultural production bases are vital to our business, which incentivizes us to further penetrate into localized service suites with other digital agricultural solutions. We started helping scalable agricultural production bases focusing on individual agricultural products in 2019 through consulting, brand promotion and digital agricultural training programs. Leveraging our proprietary digital agricultural system, we mainly monetize through providing information and offering brand promotion services with interface of real-time market quotation analysis.

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Smart Farming. Drawing on knowledge and resources we garnered from years of operation of the digital agricultural commerce business, we launched smart farming business in 2023 through collaboration with local business partners to selectively cultivate produce suitable for off-peak cultivation. We strategically select produce that currently have single production region, single cultivation season and potential of achieving positive economic returns, and strategically plant these produce in production region and during cultivation season that complement its original production region and cultivation season. After successful trial planting of a selected produce, we will commence large-scale production applying innovative cultivation technologies, and subsequently promote and sell these products to wholesalers and merchants online and offline through our platforms on Yimutian App and Douniu App. We believe that our innovative off-peak cultivation strategy can effectively diversify the production areas and timing of a specific produce and enable us to stagger production and market availability, filling the market gap left by the decline of specific produce varieties in their original production regions after their production season ends, ultimately achieving a continuous supply of agricultural products throughout the year. We expect to monetize our smart farming business through sales of the agricultural products.

Our three business lines are deeply interconnected and together solidify our leadership position in the agricultural B2B industry. Our digital agricultural commerce services are designed to serve sellers of agricultural products, including farmers, agricultural production bases, agricultural production cooperatives, food processing manufacturers and brokers, and business buyers, such as restaurants and grocery stores, who trade agricultural products directly from the respective agricultural production bases. To serve sellers and buyers on a wholesale level, we also offer agricultural product sales-assistance services which connect sellers with wholesale stallholders to complement our digital agricultural commerce services. Our Apps therefore seamlessly combine online and offline scenarios for transactions of agricultural products and are able to reach all types of participants in the supply chain.

Drawing on our extensive experience in the industry and the valuable market insights we have accumulated into agricultural commerce, along with the vast amount of data we have gathered on industry participants, user behavior, and transaction matching, we have expanded our offerings to include other digital agricultural solutions. These solutions cater to merchants seeking in-depth market information and brand promotion services. Our proprietary digital agricultural solution platform, which is purposefully built to analyze current market dynamics, presents accurate price predictions, generates detailed reports on pricing and circulation of agricultural products from farmland to various marketplaces, showcasing our data analytics and overall technology capabilities. By conducting in-depth analyses of price trends, nationwide circulation of agricultural products, and merchant behavior, we are well-positioned to enhance our services and deliver better customized recommendations to merchants on our platform, which will in turn improve merchant loyalty and enable us to gain deeper insights into the circulation of agricultural products, creating a flywheel effect.

As we have accumulated valuable knowledge, information and industry know-how on agricultural product categories, production region, market information, upstream and downstream sales cycle, and supply and procurement trends, as well as fostered deep relationships with various upstream and downstream participants in the agricultural product supply chain through years of operations of our digital agricultural commerce services via Yimutian App, we launched smart farming business in 2023 through collaboration with local business partners to selectively cultivate produce suitable for off-peak cultivation, in order to diversify our monetization channels and capture new growth opportunities. The business process begins with strategically selecting produce that currently have single production region, single cultivation season and potential of achieving positive economic returns, and strategically planting these produce in production region and during cultivation season that complement its original production region and cultivation season. After successful large-scale production of the produce, we then promote and sell the produce on a wholesale level through Douniu App to millions of potential wholesalers and buyers or through our platform on Yimutian App. Meanwhile, our digital agricultural commerce services and other digital agricultural solutions can be further iterated and enhanced through our collection of first-hand account of transaction data and behaviors from our smart farming business. Therefore, with our three lines of business, we have managed to and expect to grow our business sustainably.

Through our dedication in the past decade, we have achieved widespread market acceptance evidenced by our high merchant stickiness and top-line growth. We typically attract and accumulate paying merchants through trials of promotion services offered on our platform with small fees. As merchants achieve higher sales of products through our platform, we introduce our flagship product which provides value-added services such as advertising and contact privilege services to them via a suite of online tools to further increase their willingness to pay higher fees for our services in the long term. The paying merchants of our flagship product on average spent approximately RMB4,400 (US$637.9) in 2022. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Our ability to improve and expand service offerings” for details. In 2021 and 2022, our total revenues reached RMB130.6 million and RMB155.8 million (US$22.6 million) respectively, representing a 19.2% year-over-year growth. In particular, in 2022, our revenues from digital agricultural commerce services and other digital agricultural solutions reached RMB140.6 million (US$20.4 million) and RMB15.2 million (US$2.2 million), respectively. Industry tailwind in digitalization of infrastructure paves the way for our commercialization process. We commenced operation of smart farming business in 2023 through collaboration with local business partners, and began recognizing revenues from smart farming business in 2023. As we are still in the early stage of monetization, given our broad merchant base we are poised for growth across multiple new monetization channels and through value-added services throughout the supply chain of agricultural products. We incurred net losses of RMB180.8 million and RMB115.8 million (US$16.8 million) in 2021 and 2022, respectively.

Market Opportunities

Feeding over 1.4 billion population scattered in 9.6 million square kilometers has never been easy. Information asymmetry and low cost efficiency due to the multi-layer and vertical structure of agriculture products circulation have long been the transaction paradigm in mainland China. Agricultural B2B e-commerce platforms are born to address these pain points by connecting industry stakeholders and offering seamless experience via omni-channels, providing one-stop solutions from searching, matching and transacting, to transportation facilitation and settlement. In recent years, this industry has grown quickly driven by rapid technological developments. According to the F&S Report, the overall size of China’s agricultural B2B e-commerce platform reached approximately RMB94.4 billion in 2022, and is expected to grow to

RMB265.4 billion in 2027, representing a CAGR of 23.0%. On top of that, agricultural B2B platform digital service market is also experiencing stellar growth due to increasing popularity of centralized scale production and advancement of big data and AI technologies. It reached a total market size of RMB456.7 million in 2022 with a 5-year CAGR of 54.7% from 2022 to 2027, according to the F&S Report. In addition, the total value of China’s smart farming production grew from RMB30.7 billion in 2018 to RMB58.2 billion in 2022 with a 5-year CAGR of 17.3%. Such figure is expected to increase and reach RMB154.1 billion in 2027. We believe that our overall leading position in the industry, in particular, our strengths in technological capabilities and market insights, make us well-positioned to benefit from the significant growth opportunities.

Our Strengths

We believe our success is primarily attributable to the following key competitive strengths:

Indisputable smart agriculture platform leader

We are the largest agricultural B2B platform in mainland China, in terms of both revenue and monthly active merchants in 2022, according to the F&S Report. Our platform had over 15 million merchants as of December 31, 2022. In 2022, our platform facilitated approximately 300 million searches, 197 million calls and instant messages, and over 77 million potential transactions. As of December 31, 2022, the merchants presented approximately 18.8 million SKUs on our platform. As of the same date, our geographic footprints covered over 360 cities and 2,800 counties, representing over 65% of the primary and secondary agricultural wholesale markets in mainland China. Leveraging the network coverage, we bridge demand and supply for those merchants scattered across vast geography and provide them with a full spectrum of services from transaction matching to proceeds settlement. This led to our accumulating 2 million newly registered merchants on our platform throughout 2022. The paying merchants of our flagship product on average spent RMB4,400 (US$637.9) in 2022.

Over the 12 years since our founding, we have garnered widespread recognition and brand awareness in the agricultural B2B industry, as evidenced by our strong brand loyalty and merchant stickiness. In 2022, 58.3% of new merchants on our platform were attracted organically by word-of-mouth. This has not only validated our position in the market but also significantly optimized our operational efficiencies. Our strategic focus on organic growth has yielded substantial cost savings. In 2022, our average merchant acquisition cost was RMB6.72, enabling us to achieve economies of scale. This efficiency has translated into a remarkable increase in our average monthly ROI, soaring from approximately 109.4% in 2021 to approximately 197.9% in 2022. Parallel to these operational gains, our revenues have also demonstrated robust growth, increasing by 19.2% from 2021 to 2022.

Pioneer in China’s agricultural supply chain

We have been in the forefront of innovation of agricultural commerce business, continually expanding and evolving our offerings. Initially, we reshaped the transaction process by moving it from offline, manual operations to online omni-channels. This allowed us to serve various transaction scenarios effectively. Over time, we have extended our services beyond merely connecting buyers and sellers. We now offer comprehensive services to participants throughout the supply chain of agricultural products, expanding our focus from the midstream to cover both upstream process including planting and downstream process such as wholesale.

Before the introduction of our Yimutian App and digital agricultural commerce services, traditional agricultural B2B transaction paradigm suffered from inefficiencies stemming from two main issues: information asymmetry and low cost efficiency. The multi-layered and vertical structure of agricultural transactions and information flow limited access to real-time demand and supply. Addressing these challenges, we adopted a systematic approach to streamline the transaction process and improve overall efficiency.

In response to the industry pain points, we initially focused on transaction matching, transforming it from an offline, trial-and-error process to a fast and efficient online omni-channel experience. Through such transition, we have significantly reduced the time required for transactions, while still maintaining the valuable firsthand information we gather offline. Industry tailwind in 2018 further fueled the digitalization of agricultural product transactions, prompting us to expand our services, such as various value-added advertising and contact privilege services via a suite of online tools. This further enhances merchants’ experience as we are not only fulfilling their needs but also stimulating potential demands that merchants themselves might not be aware of. Building upon the momentum of the agri-tech industry and leveraging our expertise and resources, we have further expanded our service offerings and tapped into the smart farming business through collaboration with local business partners to capture new business opportunities. This comprehensive approach allows us to cater to the entire agricultural supply chain, providing a wide variety of services to all stakeholders. We remain unwavering in our quest for innovation and continue to seek new growth opportunities in collaboration with our valued stakeholders.

Superior and versatile technology capabilities

Technology has been the cornerstone of our business since our inception. Our proprietary agricultural algorithm processes terabytes of information daily and is recognized as the industry’s most accurate and efficient to sort out matching problems amongst buyers, sellers and a vast range of SKUs, according to the F&S Report. Our robust data processing enables us to excel in traffic attraction and merchant engagement. We utilize Content Recommendation Engines (CRE) to tailor visual and textual content based on a merchant’s profile, compiled using comprehensive Software Development Kit tools. In addition, we deploy voice call robots that utilize technologies including Automatic Speech Recognition, Neural Text To Speech (Neural TTS) and Natural Language Understanding. The integration of various frontier technologies allows our sales robots to instantly grasp merchants’ needs and provide them with optimal solutions. The efficacy of our sales robots is evidenced by their 9 million outbound calls in 2022, and the fact that approximately 95% of merchants on our platform can seamlessly communicate with them in 2022.

Our technology infrastructure is purposely built to be modular, allowing for seamless upgrades and maintenance. We further stabilize our operations through multi-cloud server architectures and automate local deployment processes. We are also investing in advanced AI capabilities to further enrich our suite of offerings, with plans for features such as digital human interfaces.

We place great emphasis on our research and development team, the leanest but most quality one of our industry, according to the F&S Report. The team is led by industry veterans with years of experience working with internet giants and who have developed profound insights in technology adoption in the agricultural B2B industry. Approximately 55% of our R&D employees are senior engineers with over 5 years of work experience as of December 31, 2022.

Comprehensive knowledge graph and deep industry know-how

We have been constructing our dynamic quotation database since day one. The database encompasses a wide array of quotation details, including place of production, annual launch date and price change history of different agricultural products. Our diverse and extensive merchant base, which has expanded from only brokers to farmers, agricultural production bases, agricultural production cooperatives and food processing manufacturers, has also significantly contributed to our database. The rich data we’ve accumulated feeds into our intricate knowledge graph. This graph not only connects sellers and buyers but also powers our localized, tailored product offerings. It serves as the backbone of our service, enabling us to present optimal options to our merchants instantly, at the touch of a button. We believe our knowledge graph and industry insights also provide a solid foundation for our future initiatives, such as our development of AI applications for real-time querying and identification of agricultural products suitable for our smart farming business.

Visionary management team

We have assembled a management team of technology veterans with industry leading know-how on the agriculture industry and agricultural product transactions. Mr. Jinhong Deng, our founder and Chief Executive Officer, is a pioneer in the “internet plus agriculture” industry with over 15 years of experience. In 2009, Mr. Deng led the largest rural informationization project in China, which aimed to increase the availability of rural information on the internet. As a result, over 300,000 rural areas and a significant number of agricultural products from these areas became searchable and accessible through the internet, and farmers began to learn about and engage in online transactions for agricultural products. Through this endeavor, Mr. Deng recognized the immense development potential with the rural market in China and his early initiatives laid the foundation for our current agricultural B2B platform, which was founded based on his deep understanding of the industry and commitment to driving digital transformation in rural areas.

Our management team has demonstrated strong execution capabilities to develop and implement business strategies that have led to our current success. Over the past decade, our business has transformed from a platform that offered information and matching services to a platform that encompasses the entire supply chain of the agriculture industry and provides services through both online and offline channels. With our management team’s relentless pursuit in making every acre of land more valuable, we continue to build up our technology capabilities, develop rural agricultural infrastructure and propel the digitalization of the agriculture industry.

Strategies

To further solidify our market leadership, we intend to pursue the following strategies.

Reinforce our market leadership position in the agricultural B2B industry

As we chart our path forward, we plan to reinforce our market leadership position by improving and expanding our services online and offline and attracting more and loyal merchants.

We plan to continually upgrade and optimize our services, such as refining our comprehensive value-added services, launching data-driven robot customer service, and providing merchants with more diversified online and offline marketing tools. By continually updating and iterating our services, we aim to achieve more accurate recommendation and matching functions for sellers and buyers, bring merchants a better and more efficient transacting experience, and therefore improve the retention rate.

We intend to expand our reach both online and offline. This involves growing our Douniu App business through establishing connections with more stalls at wholesale markets and expansion of the SKUs available on the Douniu App to include frozen foods and other food products. We are also looking to attract more sellers of agricultural products at the agricultural production bases to our platform and broaden our e-commerce services. For example, we plan to provide category operation, merchant operation, and buyer operation services, and set up performance-based fulfillment mechanisms for small and medium-sized businesses that can provide standardized online transacting and fulfillment services, such as restaurants, supermarkets, factories, and agricultural commerce companies.

To attract more merchants to our platform, we plan to strengthen our brand awareness through a combination of online and offline marketing channels, such as increasing online advertising, providing offline services for production and sales sites, conducting more offline training and conferences. We plan to convert non-paying merchants into paying merchants that subscribe for our membership services, and purchase value-added services on Yimutian App or sales-assistance services on Douniu App through online and offline marketing and showcasing the efficacy of using such services. We also expect to introduce new features and services through identifying merchants’ unmet needs to retain existing paying merchants and attract new paying merchants. We plan to leverage upselling and cross-selling techniques, such as promoting value-added services or Douniu App membership services to members of the Yimutian App, to maximize revenue from our existing merchant base.

Further expand our innovative businesses

We plan to increase investment in innovative businesses, diversify our revenue streams and improve our monetization capabilities. We focus on key sectors such as smart farming and food production to not only increase our revenue diversity but also to enhance our influence across multiple facets of the agricultural B2B industry.

We expect to amplify our investment in our smart farming business. Our strategy is to form a specialized management team, bolstering it with local talent across various agricultural production bases to oversee cultivation. In partnership with local governments, regional farming group corporations and regional agricultural investment corporations, among other entities, which possess or control high-quality land or other resources, we intend to develop more large-scale, high-margin smart farming sites. We also expect to expand smart farming to cover more SKUs as we further accumulate insights into market trend and their profitability via our Apps. Our technological capabilities, coupled with deep market insights and our joint effort with more agricultural enterprises, enable us to refine farming practices from breeding to production, thus ensuring higher returns.

In addition, we recognize the untapped potential in the food production industry and are committed to establishing a cloud factory for this sector. Our extensive capabilities across the agricultural supply chain will facilitate our rapid entry into this burgeoning market. To optimize operations, we plan to deploy a specialized marketing and customer service team that will empower production factories that we partner with through the entire supply chain, from procurement to sales. We also plan to build a cloud factory for food production that serves millions of food production factories. Leveraging the large and loyal merchant base accumulated on our Yimutian App, we plan to launch multiple sections for the sales of food products on the platform, together with online marketing campaigns, to facilitate larger scale transactions of food products between sellers and buyers.

Continue to invest in infrastructure development and technology innovation

To sustain and broaden our leadership in the agricultural B2B industry, investing in digital infrastructure and technological innovation is central to our strategy. Our focus extends from enhancing user experiences to advancing our proprietary algorithms and data models, all tailored to the specific demands of this sector.

We aim to develop an agile, secure, and scalable digital infrastructure that empowers merchants at every stage of the agricultural supply chain. Our objective is to refine AI-driven online tools that provide merchants intelligent and accurate matching services along with enhanced sales and marketing functionalities. This will allow for a seamless, secure and efficient transaction experience, cementing our reputation as the go-to platform for high-quality agricultural products.

We plan to further enhance our data analysis and application capabilities, improve the knowledge graph for the agricultural products industry, and optimize our data models bespoke to this industry. We aim to create more applications based on AI, big data analysis, the Internet of Things, cloud computing, and other advanced technologies to facilitation the efficient circulation of agricultural products. In line with this, we expect to continue to upgrade our existing big data analysis platform to better support the digitization of the entire agricultural supply chain in mainland China, from planting and distribution to sales.

To propel our innovation, we plan to strengthen our research and development capabilities by top-tier talent in software engineering, data science, and AI, among other cutting-edge technologies. These investments will not only aid in optimizing current operations but will also pave the way for future innovations, securing our foothold as a market leader in the agricultural B2B industry.

Selectively pursue strategic partnerships, investments and acquisitions

We plan to selectively pursue strategic partnerships, investments and acquisitions to explore synergetic effects, aiming to foster synergies and further advance our operations. This targeted approach will not only broaden our portfolio of services but also enhance our capabilities in management. Ultimately, we expect to enrich our business landscape to reinforce our leading position in mainland China’s agricultural B2B industry. As of the date of this prospectus, we had not identified any target for investment or acquisition.

Our Business Model

Our journey in the agricultural B2B industry began with a platform for information and matching services via Yimutian App. The evolution of the agriculture industry propelled by government policies, the permeability of online services and the changing composition and behavior of the participants in the agriculture industry provided us with numerous opportunities. Driven by our mission to make every acre of farmland more valuable and harnessing the rising opportunities in the agriculture industry, we have upgraded our business model and successfully built an agricultural B2B platform that focuses on digital agricultural e-commerce services for the efficient circulation of agricultural and food products, supplemented with sales-assistance services, value-added services, smart farming business and other digital agricultural solutions.

In facilitating transactions of agricultural and food products, we have the following three main lines of business: (i) digital agricultural commerce services for efficient circulation of agricultural and food products, which are mainly offered via the Yimutian App, a versatile, merchant-friendly B2B e-commerce platform, complemented with offline, sales-assistance services via Douniu App, a platform matching offline transactions of agricultural products between sellers and wholesale buyers, (ii) other digital agricultural solutions, which primarily entail consulting, brand promotion and digital agricultural training programs, and (iii) smart farming business, where we selectively cultivate produce suitable for off-peak cultivation. Our platform had over 15 million merchants as of December 31, 2022. In 2022, our platform facilitated approximately 300 million searches, 197 million calls and instant messages, and over 77 million potential transactions. As of December 31, 2022, the merchants presented approximately 18.8 million SKUs on our platform. As of the same date, our geographic footprints covered approximately 344 cities and 2,800 counties, representing over 65% of the primary and secondary agricultural wholesale markets in mainland China.

Value We Bring to Merchants

Our agricultural B2B platform serves various participants in the agricultural product supply chain comprising both sellers and buyers of agricultural products. The seller side primarily includes farmers, agricultural production bases, agricultural production cooperatives, food processing manufacturers and brokers, while the buyer side mainly includes business buyers such as wholesale buyers, restaurants and grocery stores. We act as a bridge that connects sellers and buyers in the agricultural product supply chain by providing them with a full spectrum of services, from presentation of productions and marketing information, product standardization, marketing, researching and matching of agricultural supply and demand, to coordinating transportation of products and settling sales proceeds, in order to resolve information asymmetry, facilitate agricultural product transactions and maximize transaction efficiency.

With our purpose-built technology solutions and extensive industry insights, we are poised to enhance efficiency in the circulation of agricultural products. We strive to achieve a virtuous cycle through offering quality services to industry participants throughout the agricultural product supply chain and further honing our expertise in the agricultural B2B industry leveraging our data insights, thereby providing more personalized and satisfactory services to merchants and solidifying our market leading position.

Value to sellers of agricultural products

We deliver benefits to sellers of agricultural products, including farmers, agricultural production bases, agricultural production cooperatives, food processing manufacturers and brokers of agricultural products, in the following ways:

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Nationwide agricultural product circulation network. Our platform provides sellers of agricultural products with a broad and diverse agricultural product circulation network on a nationwide basis and connects them with numerous buyers in various locations.

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Transparent and real-time information. Real-time information on supply, demand and pricing makes agricultural product transactions transparent and helps farmers maximize their economic interests. The insightful knowledge graph empowers sellers to timely identify the most suitable markets with the highest demand and best prices of agricultural products, especially with respect to crops that are harvested only during a particular season of the year. Therefore, sellers can complete transactions promptly and at competitive prices, reducing the risk of losses in situations where the agricultural products begin to perish due to prolonged selling window and potentially increasing sellers’ financial returns.

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Valuable sales and marketing services. We offer sales and marketing services via a suite of online tools, among others, which enable sellers to effectively promote their products targeting buyers with such demand via online chats, among other channels, saving a substantial amount of time and resources during the agricultural product transaction process.

•	Secure and reliable transaction process. Our platform offers a secure and reliable payment settlement process to ensure sellers are paid promptly after the sale of their products.

Value to buyers of agricultural products and stallholders

We collaborate with and support stallholders at wholesale markets to address the needs of business buyers. We deliver benefits to business buyers and stallholders in the following ways:

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Optimal and stable buying options. Capitalizing on our industry insights, our platform presents stallholders and business buyers price quotation and other market information on numerous agricultural products, allowing them to compare prices and purchase the exact products that they need. Moreover, business buyers, including restaurants and grocery stores, can timely secure alternative supply channels should they suffer from temporary or permanent supply shortage.

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Product standardization guidelines. With our profound insights into local wholesale markets, we have established guidelines for classification of agricultural products, which we adopt to guide sellers during the cultivation stage, so that the agricultural products they sell will meet the standards prescribed by local wholesale markets. As such, stallholders and business buyers can easily procure agricultural products that meet their specifications.

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Disintermediation and transparency. Our platform effectively reduces vertical layers of intermediaries throughout the industry chain by connecting sellers and buyers of agricultural products via the platform, and in turn reduces the relevant costs in relation to the circulation of agricultural products, such as commission fees traditionally paid to intermediaries and communication costs spent to physically visit different wholesale markets to identify the best prices.

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Payment security. Our platform not only provides convenience to buyers as they are not required to physically examine the agricultural products on sale, but also ensures security of payments after-sale by releasing the payment only upon buyers’ confirmation of receipt and satisfaction of the products they ordered.

Digital Agricultural Commerce Services

Our digital agricultural commerce services are mainly offered via Yimutian App, complemented by Douniu App. Yimutian App is a versatile, merchant-friendly e-commerce B2B platform designated to connect and match sellers and business buyers to conveniently trade agricultural products. To sellers, Yimutian App provides them with a platform to advertise their products to millions of potential buyers through social commerce and interface displaying detailed product descriptions and a secure payment system for them to receive proceeds from sales. To business buyers, Yimutian App offers them a communication channel to express their needs for products and the relevant specifications, and a sustainable procurement channel that helps them access agricultural products of high quality at affordable prices. To complement the agricultural e-commerce business and address the need of agricultural product transaction on the wholesale level, we offer agricultural product sales-assistance services via Douniu App. Douniu App focuses on facilitating offline transactions and circulation of agricultural products that are typically perishable and are sold on a per-truck basis from their agricultural production bases to wholesale markets. Through Douniu App, sellers of agricultural products are able to conveniently find stalls at wholesale markets to sell their products. On the other hand, stallholders, who receive first-hand information of buyers’ demand and serve as the intermediary channel for wholesale-level distribution, can promptly publicize unfulfilled market demand for certain types of agricultural products on Douniu App. As of December 31, 2022, we had facilitated efficient circulation of agricultural products on the wholesale level with a broad geographic reach covering 70 cities and more than 10,000 stalls in mainland China. In addition, sellers and buyers can also carry out entirely online transactions on our platform for certain types of agricultural products.

In particular, our digital agricultural commerce services mainly benefit sellers of agricultural products and business buyers in the following ways:

Information presentation. Our platform presents to sellers of agricultural products a wide array of market information and broader sales channels. To address information asymmetry in the agricultural product circulation process, we draw on our analytics capabilities and our on-site staff’s effort to collect information on the circulation of agricultural products from their respective cultivation sites to different marketplaces, and on the prices of agricultural products at stalls of different regional wholesale markets. We present sellers a panoramic view via our Apps on the circulation of the types of agricultural products that they intend to sell, so that they are well-informed to make important business decisions on where to sell, among others, which largely determine the return of their hard work in the past several months.

Direct purchase channel. Yimutian App is distinct from a traditional e-commerce platform, through which buyers are rarely provided the opportunity to express their preferences before placing an order. In addition to enabling sellers to efficiently sell agricultural products, Yimutian App adopts a direct purchase channel, empowering business buyers to post their demand and specifications for a particular agricultural product so that interested sellers could directly reach out to such buyers and deliver goods that meet their specific needs.

Targeted sales and marketing services. From the seller side, sellers can establish their online presence, and promote and sell products directly to interested buyers online. We offer sellers multiple marketing options, including membership programs and value-added services for brand and product promotion, for which we charge membership fees and value-added services fees, at different price points in order to meet their various marketing needs and budgets. With our large buyer base and data insights into product review and rating, we help sellers who offer agricultural products of exceptional quality build up their online presence and thereby gain online traffic. From the buyer side, we have built advanced algorithms into the Apps that we offer to optimize product selection for business buyers. Leveraging our profound insights into buyers’ preferences, which we accumulated in the past 12 years of operation, we train our algorithms to be capable of making accurate personalized recommendations to business buyers, which serve as an effective targeted marketing tool for us to attract and retain business buyers. We also collaborate with stallholders at wholesale markets allowing them to use our Apps and broaden their communication channels to sellers of agricultural products.

Sales-assistance services. Subject to the need of sellers, we provide sales-assistance services to sellers who wish to save time and efforts in traveling long distance for the sale of agricultural products at wholesale markets by connecting them with wholesale stallholders and charge them transaction-based service fees.

Product standardization guidelines. The acceptance criteria for a particular type of agricultural product varies at wholesale markets of different regions in terms of size, shape, packaging and others. For example, stallholders in Beijing Xinfadi wholesale market might require paper packaging for agricultural products, while stallholders at wholesale markets in Shanghai typically prefer plastic packaging. Such difference is primarily due to local preferences of business buyers. We collect and present information on grading and standardization of agricultural products to sellers of agricultural products to save their cost for manually collecting market information and reduce the risks of their products being rejected by local markets. Our offline team regularly visits stalls at different wholesale markets, records and reports the specific requirements for agricultural products from business buyers in different regions of mainland China. Capitalizing on our industry insights accumulated from both online and offline operations, we present refined information to sellers of agricultural products either via an interactive user interface of our Apps or by our product specialists in person.

Transportation information. Sellers of agricultural products can receive dispatch and pickup services through our nationwide truck drivers’ network, specifically, by connecting a large number of truck drivers who publish information about the transportation services they offer on our platform with sellers in need. Traditionally, it takes time for sellers of agricultural products to establish long-term relationship with reliable truck drivers to transport their products to wholesale markets. The parties on both sides of the transaction are often unsophisticated in setting up the terms of service and end up suffering from losses when the drivers fail to deliver perishable products before market closes regardless of contribution of fault. Sellers can save the cost to find quality truck drivers through the logistics services provided by third parties available on our platform. Sellers can be rest assured that their products are promptly delivered to wholesale markets. Additionally, truck drivers that engage with our platform are benefited from receiving prompt payment, as delivery fees are typically paid around 48 hours upon delivery, as opposed to payment upon completion of sale under the conventional transaction model, which usually takes approximately a week.

Transaction security. A major challenge in e-commerce transactions is that the quality of products may not meet the buyers’ expectations upon delivery. The challenge is more prominent for agricultural products because they are typically perishable and product returns make them more likely to become unsaleable, and they are often sold in large quantities via our platform. To address such challenges, our platform is designed to allow business buyers on our platform to make specific requirements about the quality, quantity and other criteria of the products they need to align the buyers’ and sellers’ expectations in advance to enable more successful transactions. To enhance the overall transaction security of buyers who transact online through our platform, buyers’ payments will not be released until they confirm satisfactory receipt of the products purchased, and we also provide prompt after-sales customer service support in the event they receive products with material defects. In addition, we encourage sellers on our platform to make a deposit that may be withdrawn to compensate buyers in cases of buyer dissatisfaction and complaints. Additionally, Douniu App helps sellers of agricultural products secure their revenue within a shorter time frame upon satisfaction of their performance. To ensure transaction security, the payment process requires stallholders to upload their electronic accounting entries or pictures of accounting records after they complete a transaction with their customers. Once a transaction is completed and recorded by stallholders, the sales proceeds will be disbursed to sellers after deducting transaction-based service fees and other relevant fees in the sales process, such as labor cost and logistics service fee. We deploy on-the-ground staff to inspect the transaction processes to maintain the integrity of the payment settlement mechanism.

Revenue from our digital agricultural commerce services is mainly derived from (i) membership services, (ii) value-added services, and (iii) transaction services. In 2021 and 2022, revenue from digital agricultural commerce services was RMB117.7 million and RMB140.6 million (US$20.4 million), respectively, representing 90.1% and 90.3%, respectively, of our total revenue for the corresponding year.

Other Digital Agricultural Solutions

We pride ourselves for the insights and industry know-hows that we accumulated through our exemplary twelve years of operation. Such insights not only facilitate our optimization of digital agricultural commerce business, but also enable us to pursue other business opportunities, ranging from consulting and brand promotion to digital agriculture training programs. In 2018, we developed and launched our proprietary digital agricultural solution platform purposefully built to analyze the current market dynamics, which has subsequently become the dominant digital agricultural solution in the agriculture industry in terms of transaction volume analyzed / SKU of agriculture products analyzed as of December 31, 2022. This powerful platform presents real-time analyses and dynamic price related information throughout the agricultural product circulation process via a dynamic interface. In particular, market information available thereon includes (i) the trend of supply and demand at different local wholesale markets, (ii) the geographic location of purchase channels, (iii) the types and characteristics of the purchase channels, (iv) the supply and distribution information of production regions, (v) the competitive landscape of production regions, and (vi) the changes in competitive landscape of production regions. With our broad geographic coverage and sustainable seller and buyer network, the digital agricultural solution platform continues to accumulate broad and in-depth information on location of transaction, time of transaction, associated merchants and products, and prices and specifications of agricultural products, among others.

Consulting. The broad and in-depth analyses from the platform have helped us streamline and enhance the operations of our digital agricultural commerce business. As such, we are empowered to match buyers more accurately with sellers of agricultural products meeting buyers’ specifications and enable sellers to increase the market recognition of their brands and harness better opportunities in selling their products to downstream buyers on better price terms. Our technology capabilities and industry know-how have also addressed the policy objectives in revitalizing rural regions of mainland China and developing the agriculture industry through digitalization and have been recognized by local governments in mainland China. With the mission to propel the digitalization of the agriculture industry, we have provided Ministry of Commerce of the PRC with pricing trend and supply and demand information on agricultural products drawing on our distinguished capability in comprehensively analyzing market information.

Brand promotion. With our profound insights into buyers’ preferences and the application of our proprietary knowledge graphs in respect of the circulation of agricultural products, we help local governments in mainland China to build and promote their local agricultural product brands through offline conferences, online advertising and promotion. As such government-sponsored brands attain an increasing level of market recognition, local governments have more pricing power over their locally grown products, thereby generating higher profits and more returns for local farmers and other sellers of agricultural products.

Digital agriculture training programs. With the aim to support local governments in developing the agriculture industry, we pilot a series of digital agriculture training programs under Project Lighthouse, which are training programs offered to farmers with scaled business, agricultural production bases, agricultural production cooperatives and brokers of agricultural products to educate them on how to efficiently broaden their sales channels by selling their products through online platform such as ours. The main objectives of Project Lighthouse are to promote rural economic development and foster the digitalization of the agriculture industry from the upstream of the agricultural product supply chain by educating millennial farmers in different agricultural production bases how to better utilize the internet for business purpose. Since we launched Project Lighthouse in 2020, we have hosted over 100 training programs across mainland China, and the footprints of Project Lighthouse have covered various rural regions of Guangdong, Hunan, Sichuan and Inner Mongolia, among others. Building upon the accolades that we earned from the recipients of the training programs, we not only spread practical know-how on the usage of digital platforms to help sellers of the agricultural products in achieving financial gains, but also effectively broaden our merchant acquisition channels and improve merchant acquisition efficiency.

Revenue from other digital agricultural solutions is mainly derived from technology services to local governments. In 2021 and 2022, revenue from other digital agricultural solutions was RMB13.0 million and RMB15.2 million (US$2.2 million), respectively, representing 9.9% and 9.7%, respectively, of our total revenue for the corresponding year.

Smart Farming Business

Riding on years of experience in serving buyers and sellers to facilitate transactions of agricultural products, we have accumulated valuable knowledge, information and industry know-how on agricultural product categories, production region, market information, upstream and downstream sales cycle, and supply and procurement trends, as well as fostered deep relationships with various upstream and downstream participants in the agricultural product supply chain. Drawing on such knowledge and resources, we commenced smart farming business in 2023 through collaboration with local business partners to selectively cultivate produce suitable for off-peak cultivation, in order to capture new business opportunities and monetize on our actionable industry insights and deep relationship with key participants along the agriculture supply chain. Leveraging our capabilities in demand and price prediction for a variety of produce and agricultural by-products, broad network of merchants, suppliers and distributors, and bargaining power in terms of price negotiation and products procurement, we were able to access a wide array of produce and goods as well as the information associated therewith, gauge the relationship between their supply and demand on a real-time basis, identify, procure and produce goods that are in strong demand and with good profit margin, and eventually generate revenues through our collaboration with well-known distributors who are connected with downstream wholesalers and buyers. By trial and error, we have also accumulated valuable know-how in product selection, procurement and distribution since then.

Based on these insights, we strategically select produce that currently have single production region, single cultivation season and potential of achieving positive economic returns, and strategically select to plant these produce in production region and during cultivation season that complement its original production region and cultivation season. After successful trial planting of a selected produce, we commence large-scale production through collaborating with local governments, regional farming group corporations and regional agricultural investment corporations, among other entities, which possess or control high-quality land or other resources, as well as local farmers in cultivating the produce with top-quality seeds, fully organic fertilizer, and a tech-enabled, standardized farming process that we carefully selected or developed through our massive information and merchant network and years of experience in the agriculture industry. We subsequently market and promote those produce on the Yimutian App to millions of potential buyers, supplemented by our direct sales efforts by sourcing and connecting with suitable stallholders or our directly operating stalls at the wholesale markets online and offline. As we are availed of each of the key steps along the supply chain, from product selection and planting, to marketing, distribution and direct sales through our smart farming business, our digital agricultural commerce services and our other digital agricultural solutions can be further iterated and enhanced by collecting first-hand account of transaction data and behaviors and analyzing evolving merchant needs.

Pricing Strategies

We employ different pricing strategies leveraging our industry insights and depending on the features of services offered.

At the outset, we mainly consider our operating expenses, market condition and characteristics of the agricultural B2B industry when making pricing decisions. On Douniu App, for example, we charge sellers of agricultural products relatively higher fees than those charged to stallholders at wholesale markets, because sellers of agricultural products typically heavily rely on our services only during harvest seasons, while stallholders are in need of our services all year round. Additionally, depending on how our merchant base receives our services, we routinely adjust pricing for profit maximization.

Generally, we offer sellers memberships of digital agricultural commerce services and sales and marketing value-added services at various fixed price tiers leveraging our in-depth analyses of merchants’ profiles and predictions of their potential transactions volumes. For value-added services offered through online tools that are developed and tailored to meet different demands from merchants, we typically price them based on the features offered.

Case Studies

The Sale of Apples Through Our Agricultural E-Commerce Services

In the city of Shangqiu, Henan, China, almost every household has their own apple orchards. The apple farmers in this region produce large, crisp, and delicious apples, but they face the problem of not being able to find a proper sales channel to sell their apples at a fair price. Liu Ying, a young entrepreneur from Shangqiu, witnessed this issue firsthand as her family struggled to sell their high-quality apples at a decent price.

In 2017, Liu Ying began using Yimutian App to sell her family’s apples. She started with zero customers and gradually grew her presence as a broker of locally grown apples on the platform. As a result, she was able to expand her sales coverage to over 10,000 mu of local apple orchards. Liu Ying became one of the first merchants to open her own store on Yimutian App when we introduced the platform’s membership service, which service helped her further increase her sales and exposure on the platform.

As of April 2021, Liu Ying’s cooperative covered over 10,000 mu of local apple orchards, employed 50 full-time members, and hired over 500 workers during the busy season for tasks such as packing and sorting apples. Her annual apple sales reached over 15 million kilograms. In addition to apples, she has expanded her product offerings to include other agricultural products from neighboring regions. The success of her business has not only brought her personal achievement but also helped other apple farmers in the region find a reliable channel to sell their products at fair prices. With the help of our platform, Liu Ying aims to continue her growth and explore new opportunities in the agricultural industry.

The Sale of Pineapples Through Our Integrated Services

In 2018, a massive volume of pineapples was grown and harvested from Xuwen, Guangdong. However, the fruitful harvest season did not generate many profits to local farmers. Due to the large supply and quality control issues, pineapples from Xuwen, Guangdong were undersold at RMB0.4 per kilogram during the most challenging time. Empathizing with local farmers, agricultural product bases, agricultural production cooperatives and brokers, we determined to devote our efforts to assisting the sellers and local governments in propelling the sales of pineapples harvested from Xuwen, Guangdong.

Beginning in 2019, we initiated our promotional strategies in three main workstreams. First, we established local reception centers in Xuwen and drew on our specialization in operating internet platform and know-how in sales and marketing to attract business buyers all around mainland China to visit local cultivation and packaging sites of pineapples. We have also deployed sales and marketing staff on-site, training local farmers, agricultural production bases, agricultural production cooperatives and brokers to utilize online platforms such as our Douniu App and Yimutian App to market their products. Leveraging our big data analytics capabilities and accumulated data insights reflecting real-time information on the pricing, supply and demand of agricultural products, we generated an index for the sale of pineapples from Xuwen based on our in-depth analyses of the behaviors of sellers and buyers of pineapples as well as market conditions for the sale of pineapples nationwide.

Our dedication to promoting pineapples from Xuwen has proven to be highly successful. In March 2020, business buyers ordered a total of approximately 3,000 tons of pineapples from sellers of pineapples from Xuwen via Yimutian App with an aggregate transaction volume of over RMB9.7 million, representing a weighted average price of approximately RMB3.2 per kilogram, which was around eight times the lowest price in 2018. Through the deployment of our digital agricultural solution platform in information analytics capabilities, Yimutian App in broadening sales channels and Douniu App in promoting distribution on the wholesale level, we successfully promoted pineapples from Xuwen nationwide and turned it into a well-known brand in mainland China.

The Off-Peak Cultivation and Sale of Potatoes Through Our Smarting Farming Business

Our off-peak cultivation and sale of the “Wo Tu” potato variety in Zhanjiang, Guangdong in 2023 mark a milestone in our smart farming business. The success story illustrates our capacity to monetize our strengths in insights, resources and technologies in the agricultural B2B industry.

In 2023, we identified a new potato variety named “Wo Tu” that was in surging demand, leveraging our market insights gleaned from the Yimutian App, offline research conducted by our on-the-ground workforce under the Douniu App and first-hand information from sellers and distributors. As a result, we selected “Wo Tu” as the product category for off-peak cultivation and sale. During the farming stage, we negotiated and entered into a cooperative agreement with Guangdong Farming Group Corporation, which was renowned for its control over high-quality soil and possession of other agricultural resources. Further, we selected the most suitable plots in Zhanjiang for planting after extensive on-site inspections and soil tests. Utilizing our industry reputation and connections via the Yimutian App, we cooperated with and selected quality seeds from market leading seed companies. Our collaboration with seed companies involved the application of advanced planting techniques, customized to accommodate the specific characteristics of the potato variety and the climatic differences between the North and the South of mainland China. Cutting-edge products such as microbial agents, developed in cooperation with renowned scientists, were deployed to elevate the cultivation quality. This was further complemented by the 24/7 digitalized and visualized monitoring of weather, soil, and other relevant data, which were instrumental in the farming process.

Our technological and informational edges and, in particular, the smart farming process of the new potato variety “Wo Tu” have proved to be successful in the sales stage. Drawing on the significant merchant traffic on our platform and our ability to effectively forecast the price trend and the supply-demand dynamics of the potato variety, we strategically released presale information through our Apps, which promptly received numerous purchase orders. Furthermore, we co-hosted promotional activities with Guangdong Farming Group Corporation, which attracted media coverage and enhanced product visibility. These sales and marketing strategies that boosted sales, coupled with the utilization of mechanized harvesting and product grading by cultivation site, together led to an overall high profitability for off-peak sale of potatoes.

Technology

Technology Infrastructure

Technology infrastructure underpins our quality and merchant-friendly services and features. We have purposefully designed our superior technology infrastructure to be versatile for upgrades and ongoing maintenance. As of December 31, 2022, we had constructed over 330 modules which are standardized and versatile for configurations and combinations in various business scenarios. Capitalizing on our proprietary cross-platform front-end engine, we are capable of developing programs that are highly compatible across various online platforms. The engine is equipped to process and analyze programming codes and quickly launch our mini programs tailored for different major online platforms, while ensuring that such programs can offer merchants a smooth experience. Our efficient development process is manifested by a relatively short application update cycle, which is typically between one to two weeks. We have further streamlined our operations by adopting multi-cloud servers to stabilize connectivity and automate the local deployment process.

AI and Deep Learning

We leverage AI and deep learning to deliver an optimized experience for merchants using our platform. In 2019, we formed a specialized algorithms team, which has achieved significant progress in intelligent customized recommendation, among other key breakthroughs that improve our operational efficiency. We have developed knowledge graphs that help us better analyze the relationships among agricultural product categories, agricultural production bases, wholesale markets, buyers and sellers of agricultural products. The knowledge graphs have helped us more precisely match buyers and sellers of agricultural products, select the optimal transportation routes for agricultural products, become better informed on popular products and consumption trend every day, and provide more reliable and practical recommendations to sellers of agricultural products and guide them to attain financial gains.

Drawing on our deep understanding of sellers and buyers on our platform, our intelligent customized recommendation is now equipped to quickly and accurately identify the products that merchants intend to sell or purchase. In addition, we use our proprietary deep learning model and other industry-leading algorithmic models to interpret texts, graphics and videos of agricultural products and therefore enhance the efficiency and precision of customized recommendations when a merchant conducts a search. We developed two engines in traffic attraction and merchant engagement in a multi-media context, namely, (i) content recommendation engines and (ii) voice call robots. Content recommendation engines distribute pictures and texts based on merchant profiles, which are portrayed via our full-rounded software development kit tools with transaction preference and historical records. We further expand into voice call robots with automatic speech recognition, neural text to speech and natural language understanding technologies. These allows our sales robots instantly grab merchants’ needs and respond with the best solutions. The functionality of our sales robots has been validated by their 9 million outbound calls in 2022, and the fact that approximately 95% of merchants on our platform can seamlessly communicate with them in 2022. Additionally, we are in the process of enhancing our capabilities in AI to integrate it with our offering stacks, such as multimedia content generation in product promotion, etc.

Data Analytics

Our data analytics capabilities underpinning our digital agricultural commerce services have enabled easy access to transparent market information for both sellers and buyers and facilitated transaction matching between them with efficiency, riding on our real-time analyses and accurate prediction on the pricing trend and supply and demand of various produce and agricultural by-products. Leveraging our profound industry insights, we also develop and deploy our proprietary digital agricultural solution platform to provide accurate price predictions, generate detailed reports on pricing and circulation of agricultural products from farmland to different marketplaces. Drawing on our analysis of activities conducted through our platform, coupled with external data collected from public sources, the digital agricultural solution platform is equipped to present:

•	key agricultural production bases for major agricultural products and their supply capabilities, including the type of the respective product;

•	the flow of major agricultural products between key agricultural production bases and key wholesale markets, and demand for a particular product among different wholesale markets;

•	the trend of supply and demand for major agricultural products with comparison to the same period of last year;

•

a broad range of price-related information in connection with major agricultural products supplied by different agricultural production bases and sold to different wholesale markets, with comparison to the highest and lowest prices in the current and previous years;

•	business profiles of top sellers; and

•	geographic concentration of buyers.

For more information on the services we provide through the deployment of our digital agricultural solution, please see “—Other Digital Agricultural Solutions.”

Information Security and Privacy

We are committed to protecting personal information and privacy of all users of our online platform, including sellers and buyers of agricultural products, stallholders at wholesale markets, truck drivers and other third parties. We collect personal information and other data from our users and use such data during our operations only with their prior consent. We have established and implemented policies across our platform on data collection, processing and usage to safeguard the data we collect, and we regularly review these polices and their implementation.

We follow strict procedures in collecting, transmitting, storing and using user data pursuant to our data security and privacy policies. Before we collect any user data, we must notify users that we are collecting their data, explain why the data is being collected and how it will be used, and obtain the users’ consent to collect the relevant data. We provide our users a copy of our privacy policy to inform them of the scope and purpose of the data we collect. Once collected, user data is transmitted and stored using encrypted and desensitized methods. We grant classified access to confidential personal data only to employees with relevant authorizations with strictly defined and layered access to our data and systems.

We maintain a comprehensive data security program to protect the confidentiality and integrity of our data across all aspects of data collection and processing. We utilize a variety of technologies to protect our servers from fire, physical shock, theft and other forms of physical harm. On the back end, our servers, databases and information technology networks utilize firewalls, anti-DDoS, intrusion prevention systems, real-time server monitoring and other network cybersecurity technologies. We also utilize a wide range of protective technologies at the application level, including security access code systems, web application firewalls and simulated hacking tests. We back up user and historical data on a regular basis using “hot” backup systems to minimize the risk of data loss or leakage. We also conduct frequent reviews of our backup and data recovery systems, including through regular disaster recovery testing, to ensure that our systems are operating properly.

In the course of our operations, we have from time to time been subject to regulatory scrutiny regarding our compliance of data privacy and protection rules. We are committed to cooperating with the relevant regulatory authorities to identify and rectify any issues. For more information about the data privacy and security risks that we face, see “Risk Factors—Risks Related to Our Business and Industry—We may be subject to complex and evolving laws and regulations regarding cybersecurity, data privacy and data protection. Actual or alleged failure to comply with cybersecurity, data privacy and data protection laws and regulations could damage our reputation, deter current and potential users from using our services and subject us to significant legal, financial and operational consequences.”

Research and Development

We believe research and development is the engine propelling every stage of our business development. As of December 31, 2022, we had 92 employees focusing on research and development. The R&D team is led by technology veterans with abundant work experience in the agricultural and technology industries and is tasked to enhance technology infrastructure, conduct quality testing, develop value-added services, conduct front-end research and development such as designing smartphone applications, websites and mini programs, manage customer relationships and develop marketplace technologies. About 55% of our R&D staff had more than 5 years of work experience as of December 31, 2022. Our R&D priority is to enhance user experience, user stickiness and transaction volume by developing advanced algorithms in knowledge graphs and AI technology.

Sales and Marketing

We market our platform both online and offline. We employ a variety of marketing activities to promote our brands and services. Our online marketing activities mainly consist of displaying paid marketing and promotional materials on social media platforms and search engines. Our offline marketing activities include promotions via traditional media, such as outdoor advertisements, public relations activities, as well as sponsored events to increase our visibility and promote our brand. Project Lighthouse, under which we partner with local governments to offer training programs to farmers, agricultural production bases, agricultural production cooperatives and brokers, has helped local governments develop their local economy and earned accolades from mainstream media. For more information on our collaboration with local governments through Project Lighthouse, please see “—Being a Socially Responsible Corporate Citizen—Project Lighthouse.” We also locally deploy offline marketing personnel mainly in Zhengzhou and Wuhan, who are responsible for the marketing activities specific to each type of services offered by us, aiming at converting local sellers and buyers of agricultural products into our platform users through free educational programs.

We believe that our one-stop platform, with a wide variety of services and products offered thereon and positive merchant experience, makes us a reputable brand and is our best and most effective marketing tools. In 2021 and 2022, we acquired about half of new merchants on our platform through word-of-mouth marketing, thanks to our reputable and trusted brand. Despite the acquisition cost of such merchants is close to nil, such merchants contribute great value to our business. They often interact with our platform over a long-term and spend more time on our platform than merchants acquired via other means.

Seasonality

Historically, user activities on our platform were relatively less frequent during the Chinese New Year holiday in the first quarter of each year and the summer months mainly due to the impact of natural disasters such as flood in cultivation sites and key logistics nexuses for the circulation of agricultural products. In addition, there is typically a decline of fruit procurement in July and around the Chinese New Year, while the procurement amounts during spring and fall are generally higher than other periods of a year.

Competition

Although there is no single competitor that can provide the broad range of services like us, we face competition in each of our business lines, and there may be new entrants emerging, in each of our business lines, and these market players compete to attract, engage and retain sellers and buyers. Some of these competitors are backed by internet giants in mainland China. Key competitive factors among internet platforms for agricultural B2B e-commerce services are scale and breadth of services provided, pricing, technology and data, and execution capabilities. Key competitive factors among internet platforms for agricultural wholesale services are scale and breadth of services provided, pricing, technology and data, and execution capabilities. For additional details regarding the competitive landscape of the industries in which we operate, see the section headed “Industry” in this prospectus.

Each of our business lines is subject to rapid market change and the potential development of new business models and the entry of new and well-funded competitors. Other companies may also enter into business combinations or alliances that strengthen their competitive positions. Some of our current competitors have, and future competitors may have, greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger consumer bases than we do. Such development may further intensify the competition of the agricultural B2B industry in mainland China.

Intellectual Property

Intellectual property rights are fundamental to our business, and we devote significant time and resources to their development and protection. We rely on a combination of patent, trademark, copyright and domain name protection in mainland China, as well as confidentiality procedures and contractual provisions to protect our intellectual property. In general, our employees must enter into a standard employment contract which includes a clause acknowledging that all inventions, trade secrets, developments and other processes generated by them on our behalf are our properties, and assigning to us any ownership rights that they may claim in those works. Despite our precautions, however, third parties may obtain and use intellectual property that we own or license without our consent. As of the date of this prospectus, we had not found any material breaches of our intellectual property rights. However, unauthorized use of our intellectual property by third parties and the expenses incurred in protecting our intellectual property rights from such unauthorized use may adversely affect our business and results of operations. See “Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

As of December 11, 2023, our significant subsidiaries owned 214 registered trademarks in various categories and registered with the China Trademark Office and had 5 patents registered with the State Intellectual Property Office of China in mainland China. In addition, our significant subsidiaries had 74 software copyrights and 5 other copyrights registered with the State Copyright Bureau of China, and owned 49 domain names as of December 11, 2023.

Employees

We had a total of 629 employees as of December 31, 2022. All of our employees are based in mainland China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

Function	Number of Employees	Percentage
Selling and marketing	385	61.2%
Research and development	92	14.6%
General and administration	57	9.1%
Customer service and operation	95	15.1%

Total	629	100%

Our success depends on our ability to attract, retain and motivate qualified personnel. As part of our recruiting and retention strategy, we offer employees competitive salaries, performance-based cash bonuses and certain other incentives.

We primarily recruit our employees through recruitment agencies and online channels, including our corporate website and social network accounts. We have adopted a training program, pursuant to which employees regularly receive trainings from management, technology, regulatory and other internal speakers or external consultants.

As required under the regulations of mainland China, we participate in housing fund and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, maternity, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted and plan to continue to grant share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

As of the date of this prospectus, we have not experienced any labor strikes or other material labor disputes that have affected our operations. We believe that we have a good relationship with our employees.

Being a Socially Responsible Corporate Citizen

We believe a critical component of our success has been our corporate culture, which focuses on development in the long run and not be blinded by immediate interests. Our achievements and initiatives in the area of corporate social responsibility include the following:

Project Lighthouse

With the aim to support local governments in developing the agricultural sector, we have been offering training programs under Project Lighthouse to farmers with scaled business, agricultural production bases, agricultural production cooperatives and brokers to educate them on how to efficiently broaden their sales channels by selling their products through online platform such as ours. The main objectives of Project Lighthouse are to promote rural economic development and foster the digitalization of the agriculture industry from the upstream of the agricultural product supply chain by educating millennial farmers in different agricultural production bases how to better utilize the internet for business purpose. Since we launch Project Lighthouse in 2020, we have hosted over 100 training programs across mainland China, and the footprints of Project Lighthouse have covered various rural regions of Guangdong, Hunan, Sichuan and Inner Mongolia, among others. Building upon the accolades that we earned from the recipients of the training programs, we not only spread practical know-how on the usage of digital platforms to help sellers of the agricultural products in achieving financial gains, but also effectively broaden our merchant acquisition channels and improve merchant acquisition efficiency.

Poverty Alleviation Through E-Commerce

Since 2017, we have integrated a special poverty alleviation channel located on the front page of the interactive display of Yimutian App. The special channel is designed to showcase the agricultural products and their respective suppliers who are from impoverished counties of mainland China. Drawing on our broad merchant base and high daily merchant traffic, the poverty alleviation channel is able to capture tens of thousands of visits every day. In addition, we have collaborated with local governments of impoverished counties and co-host Poverty Alleviation Day to expand the market exposure and transaction opportunities of agricultural products originated from impoverished counties since 2017.

Properties and Facilities

Our corporate headquarters is located in Beijing, with an aggregate gross floor area of approximately 2,154.0 square meters. We have also leased offices in other cities in mainland China. As of December 31, 2022, we leased properties in mainland China with an aggregate gross floor area of approximately 5,755.6 square meters, primarily for office and business purposes. The terms of these leases are typically for one year, subject to renewal. We believe that our existing facilities are sufficient for our current needs, and we may need to obtain, usually by lease, adequate facilities to accommodate any future expansion plans as we further scale up our business operation.

Insurance

We maintain social welfare insurance for our employees in accordance with relevant laws and regulations of mainland China in all material aspects. We believe that our insurance coverage is in line with the industry practice and is adequate to cover our liabilities for our employees.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. See “Risk Factors—Risks Related to Our Business and Industry—We, and our directors and officer, may be involved in legal and/or regulatory proceedings that are expensive and time consuming and, if resolved adversely, that may materially adversely affect us.”

REGULATION

This section sets forth a summary of the most significant laws and regulations in mainland China relevant to our business and operations in mainland China and the key provisions of such laws and regulations.

Regulations Relating to Foreign Investment

On March 15, 2019, the National People’s Congress of the PRC, or the NPC, promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law or the FIL, taking effect on January 1, 2020, and replaced the Wholly Foreign-owned Enterprises Law, the Sino-foreign Equity Joint Ventures Law, and the Sino-foreign Cooperative Joint Ventures Enterprise Law. The Foreign Investment Law defines foreign investment as any investment activity directly or indirectly carried out in the PRC by one or more foreign natural persons, enterprises or other organizations, or the foreign investor(s), and specifically stipulates four forms of investment activities as foreign investments, namely, (i) establishment of a foreign-invested enterprise in the PRC by a foreign investor, either individually or collectively with any other investor; (ii) obtaining shares, equities, property shares or any other similar rights or interests of an enterprise in the PRC by a foreign investor; (iii) investment in any new project in the PRC by a foreign investor, either individually or collectively with any other investor; and (iv) investment in any other means stipulated under laws, administrative regulations or provisions prescribed by the State Council. However, the Foreign Investment Law does not explicitly refer to the contractual arrangements under the “variable interest equity” structure as a form of foreign investment. The Foreign Investment Law stipulates that foreign investment includes “foreign investors invest in the PRC through any other means under laws, administrative regulations, or provisions prescribed by the State Council.” It is possible that future laws, administrative regulations or provisions of the State Council may specify contractual arrangements as a form of foreign investment, and hence it is uncertain as to whether our contractual arrangements will be recognized as foreign investment. The Foreign Investment Law further provides that the organizational form, organizational structure and their activities of foreign-invested enterprises shall be governed by the provisions of the PRC Company Law, the PRC Partnership Enterprise Law and other relevant laws.

The Foreign Investment Law stipulates that China implements a management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, a foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or foreign-invested enterprises are required to file information reports and foreign investment in certain sensitive industrial sectors shall be subject to the national security review. In addition, the Implementation Rules of the Foreign Investment Law of the PRC, taking effect on January 1, 2020, clarifies that the Foreign Investment Law and its implementation rules also apply to investments by foreign-invested enterprises in China.

On December 26, 2019, the Supreme People’s Court of China promulgated the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, taking effect on January 1, 2020, pursuant to which “investment contracts” are defined as relevant agreements formed as a result of direct or indirect investments in China by foreign investors, namely, foreign individuals, foreign enterprises or other foreign organizations, including contracts for establishment of foreign investment enterprises, share transfer contracts, equity transfer contracts, contracts for transfer of property or other similar interests, contracts for newly-built projects and etc. Any claim to invalidate an investment contract will be supported by courts if such investment contract is decided to be entered into for purposes of making foreign investments in the “prohibited industries” under the negative list or for purposes of investing in the “restricted industries” without satisfaction of conditions set out in the negative list. However, the foregoing judicial interpretation does not explicitly construe the contractual arrangements under the “variable interest equity” structure as “investment contracts” for the purpose of the Foreign Investment Law.

Regulations Relating to Value-added Telecommunication Services

Licenses for Value-added Telecommunications Services

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, provides a regulatory framework for telecommunications services providers in the PRC, which was promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016, taking effect as of the date of its promulgation. The Telecommunications Regulations classify telecommunications services into two categories, namely basic telecommunications services and value-add telecommunications services. According to the Catalog of Telecommunications Businesses attached to the Telecommunications Regulations on September 25, 2000 and last amended by the Ministry of Industry and Information Technology, or the MIIT, on June 6, 2019, information services provided via public communication network or Internet, and online data processing and transaction processing fall within value-added telecommunications services. The Telecommunications Regulations require value-added telecommunications services providers to obtain an operating license from the MIIT or its provincial-level counterparts prior to the commencement of their operations.

The Administrative Measures on Internet Information Services, or the Internet Information Measures, was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011. According to the Internet Information Measures, internet information services refer to services that provide internet information to online users, and are categorized as either commercial or non-commercial internet information services. Commercial internet information services operators, which provide information through Internet to online users with charge of payment, shall obtain a license for value-added telecommunications services, or the VATS License, covering the business scope of internet information service from the relevant government agency, namely Internet Content Provider License, or the ICP License, prior to engaging in any commercial internet information services business within China. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional government authorities, such approvals must be obtained before applying the ICP License. Furthermore, the Internet Information Measures and other relevant measures also forbid Internet activities that constitute the dissemination of any content that propagates obscenity, pornography, gambling and violence, incites the commission of crimes or infringes upon the lawful rights and interests of third parties. If an internet information service provider detects information transmitted on their system that falls within the specifically forbidden scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the responsible government authorities. Breach of any of these operational requirements by an information service provider will result in the revocation of its ICP license and, in serious cases, the shutting down of its website. For clearance, according to the Administrative Provisions on Mobile Internet Application Information Services, which was promulgated by the Cyberspace Administration of China on June 28, 2016, recently amended on June 14, 2022, taking effect on August 1, 2022, the provision of information services via mobile apps is subject to the laws and regulations of mainland China governing internet information services.

The Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, was promulgated by the MIIT on March 5, 2009 and amended on July 3, 2017. The Telecom Permit Measures categorize telecom operating licenses into two types for operators in the PRC, namely, licenses for basic telecommunications services and the VATS License. The operation scope of the license shall specify in detail the permitted activities that the licensed enterprise can engage in, and the approved telecommunication services operator shall conduct its business within the operation scope listed in its VATS License. In addition, a telecom service operator that has obtained a permit for telecom service operation shall participate in annual inspection which is conducted by the MIIT or its provincial level counterparts. The holder of a VATS License is required to obtain approval from the original permit-issuing authority for any change of its shareholders. Moreover, the new version of the Telecom Permit Measures issued by the MIIT on July 3, 2017 removed the previous requirement of requiring any enterprise holding the license for operation of trans-regional value-added telecommunications business to go through the record-filing formalities.

To comply with the relevant laws and regulations, Yimutian Xinnong has obtained a value-added telecommunications business license for its electronic data interchange business, or EDI License, which will remain effective until March 18, 2026, and a value-added telecommunications business license for internet information services, or ICP License, which will remain effective until March 25, 2025. Beijing Douniu has obtained an ICP License which will remain effective until May 29, 2024.

Restrictions on Foreign Investment in Value-added Telecommunications Services

According to the latest Special Administrative Measures for the Entry of Investment (Negative List), or the Negative List, promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, taking effect on January 1, 2022, the provision of value-added telecommunications services falls in the restricted industries and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center).

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2022 revision), or the FITE Regulations, was promulgated by the State Council on December 11, 2001 and was last amended on March 29, 2022. According to the newly amended FITE Regulations, although it remains unchanged that foreign investors shall not acquire more than 50% of the equity interest of such foreign-invested telecommunications enterprise (except as otherwise provided by the State), the prerequisite of stringent performance and operational experience for foreign investor(s) of such foreign-invested telecommunications enterprise engaging in value-added telecommunication services is removed and no longer required. The foreign-invested telecommunications enterprises that meet these requirements must obtain approvals from the MIIT or its authorized local branches, before launching the value-added telecommunications business in the PRC.

On June 19, 2015, the MIIT issued the Circular on Loosening the Restrictions on Shareholding by Foreign Investors in Online Data Processing and Transaction Processing Business (Operational E-commerce), or the Circular No. 196. Circular No. 196 allows a foreign investor to hold 100% of the equity interest in a PRC entity that provides online data processing and transaction processing services, or the operational e-commerce. In respect of the application for a permit for any foreign-invested enterprise engaging in operational e-commerce, the requirements for the proportion of foreign equity are governed by the Circular No.196 while other requirements and approval procedures are subject to the FITE Regulations.

To comply with the above foreign investment restrictions, we rely on contractual arrangements with the VIEs to operate our business in China. However, there remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Risks Factors—Risks Related to Our Corporate Structure”. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in value-added telecommunications services and other types of businesses in which foreign investment is restricted or prohibited, we could be subject to severe penalties.

Regulations Relating to Food Business

Our PRC subsidiaries and VIEs engaging in food wholesale and retail business are subject to laws and regulations relating to the food safety and food operation.

Food Safety in General

On February 28, 2009, the Standing Committee of the National People’s Congress of the PRC, or the SCNPC promulgated the Food Safety Law of the PRC, or the Food Safety Law, which took effect on June 1, 2009 and was respectively amended on April 24, 2015, December 29, 2018 and April 29, 2021, taking effect on April 29, 2021. On July 20, 2009, the State Council promulgated the Implementation Regulations of the Food Safety Law of the PRC, or the Implementation Regulations, which took effect on July 20, 2009 and was respectively amended on February 6, 2016 and October 11, 2019, taking effect on December 1, 2019. The Food Safety Law and the Implementation Regulations have set up a system of the supervision, monitoring and appraisal on food safety risks, compulsory adoption of food safety standards in the PRC.

Online Food Safety

Under Article 62 of the Food Safety Law, the provider of a third-party online food trading platform shall register the legal names of food traders admitted to the platform and define their food safety management responsibilities; and check the permits of those that are required to obtain food operation permits. Where the provider of a third-party online food trading platform discovers that any food trader admitted to the platform violates the Food Safety Law, it shall stop the violation in a timely manner and immediately file a report with the food safety supervision and administration department of the local people’s government at the county level; and if it discovers any serious illegal act, it shall immediately stop providing online trading platform services.

The Measures on the Punishments and Disciplinary Actions for Online Food Safety, or the Online Food Safety Measures, was promulgated by the SFDA on July 13, 2016 and amended on April 2, 2021, taking effect on June 1, 2021, which aims to investigate and punish illegal acts related to online food safety, and to strengthen the supervision and administration of online food safety. The SAMR and the local counterparts of SAMR at or above the county level are the responsible authorities for the supervision and guidance of the investigation and punishment on illegal conducts concerning online food safety. According to the Online Food Safety Measures, the provider of a third-party online food trading platform or a food producer or trader engaging in trade through its self-built website shall, within thirty (30) working days after obtaining approval of the competent department of communications, undergo the recordation formalities with the competent market regulatory authority of the place where it is located, and obtain the recordation number. Where the provider of a third-party online food trading platform or a food producer or trader engaging in trade through its self-built website, fails to fulfill the corresponding obligation of recordation, the local market regulatory authority at or above the county level shall order it to take corrective action, and give it a warning; and, if it refuses to take corrective action, shall impose on it a fine of not less than RMB5,000 but not more than RMB30,000.

To comply with the relevant laws and regulations, Yimutian Xinnong has completed the filing as required for a provider of third-party online food trading platform. Beijing Douniu has completed the filing as required for a provider of third-party online food trading platform.

Regulations Relating to Agricultural Product Quality and Consumer Protection

We are subject to the Agricultural Product Quality Law and the Consumer Protection Law as an online platform operator of agricultural product and other commodities.

Agricultural Product Quality Law

Pursuant to the Agricultural Product Quality and Safety Law of the PRC, or the Agricultural Product Quality Law, which was promulgated by the SCNPC on September 2, 2022, taking effect on January 1, 2023, the agricultural products sold shall meet the quality and safety standards of agricultural products, and antistaling agents, preservatives, additives and packaging materials used in the process of packaging, preservation, storage and transportation of agricultural products shall be in conformity with the mandatory standards set by the State and other provisions on the quality and safety of agricultural products. Producers and distributors of agricultural products that sell agricultural products through online platforms shall strictly perform their quality and safety responsibilities in accordance with the Agricultural Product Quality Law and other laws and regulations, to ensure that the agricultural products they sell conform to quality and safety standards. Online platform operators shall strengthen the management of agricultural product producers and distributors in accordance with law.

Consumer Protection Law

The Law of the People’s Republic of China on the Protection of Consumer Rights and Interests, or the Consumer Protection Law, was promulgated by the SCNPC on October 31, 1993 and subsequently amended on August 27, 2009, October 25, 2013, taking effect as of March 15, 2014. The Consumer Protection Law sets out the obligations of business operators and the rights and interests of the consumers in China. Under the Consumer Protection Law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and period of validity of the commodities. Failure to comply with the Consumer Protection Law may subject the business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. The consumers, whose interests are infringed while purchasing goods or receiving services via an online trading platform, have the right to claim damages from vendors of the goods or service providers. Where the operator of the online trading platform cannot provide the real name, address and effective contact of the vendor or the service provider, the consumer shall have the right to claim damages directly from the operator of the online trading platform. If the operator of an online trading platform clearly knows or should have known that a vendor or a service provider uses its platform to commit acts that have infringed the legitimate rights of consumers, such as sell defective products to the consumers, but fails to take necessary measures, such operator shall take joint and severable liabilities with the vendor or the service provider.

Regulations Relating to Advertisement

The Advertising Law of the People’s Republic of China, or the Advertising Law, which was promulgated by the SCNPC on October 27, 1994 and was last amended on April 29, 2021, taking effect effective on the same day, requires advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government censorship is required for certain industrial categories (e.g., medical treatment, pharmaceuticals, medical devices, agricultural pesticides, veterinary medicines and healthcare food) of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such censorship has been duly exercised and that the relevant governmental clearance has been obtained. No entity or individual may distribute advertisements to the residence, vehicle and etc. of a person or distribute advertisements to such person by electronic means without his/her consent or request.

On February 25, the State Administration for Market Regulation, or the SAMR, promulgated the Measures on Internet Advertisement, or the Internet Advertisement Measures, taking effect on May 1, 2023. The Internet Advertisement Measures regulate any advertisement published on the Internet, including but not limited to, through websites, webpage and APPs, in the form of word, picture, audio and video and provide more detailed guidelines to the advertisers, advertising operators and advertising distributors. In addition, the Internet Advertisement Measures explicitly require that the Advertising Law and the relevant provisions of the Internet Advertisement Measures apply to the internet information service providers. Aiming to provide more user protection and responsibilities on advertisers, advertising operators, advertising distributors and internet platforms in China, the Internet Advertisement Measures cover various forms of online advertisements, including pop-up advertisements, open-screen advertisements, livestreaming advertisement, “soft text advertisements”, internet advertisements containing links, auction ranked advertisements, algorithm-recommended advertisements, internet live broadcast advertisements, and covert advertisements. Internet platform operators are required to take measures to prevent and stop illegal advertisements, including recording and storing the real identity information of users who publish advertisements for at least three (3) years, monitoring and investigating the content of advertisements, and employing measures to stop illegal advertisements. Such platform operators must also establish effective complaint and reporting mechanisms, cooperate with market regulatory authorities in investigating illegal conduct, and use measures such as warnings, suspending or terminating services for users who publish illegal advertisements.

Regulations Relating to Online Trading and E-commerce

The Measures for the Supervision and Administration of Online Trading

The Measures for the Supervision and Administration of Online Transactions, or the Online Transaction Measures, was promulgated by the SAMR on March 15, 2021, taking effect from May 1, 2021. The Online Transaction Measures, aiming to strengthen consumer rights protection and personal information protection, impose new obligations on the e-commerce platform operators, such as verifying and registering the identity of trading parties on the platform either that are required to registered with SAMR or that are exempted from such registration, regularly reporting of prescribed information of trading parties on the platform to the relevant branch of SAMR and establishing a system of inspection and monitoring of information on the goods sold or services provided on the platform.

The E-commerce Law

On August 31, 2018, the SCNPC promulgated the E-commerce Law of the PRC, or the E-commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. According to the E-commerce Law, e-commerce operators who provide search results based on consumers’ characteristics such as hobbies and consumption habits shall also provide consumers with options that are not targeted at their personal characteristics at the same time, respect and fairly protect the legitimate interests of the consumers. The E-commerce Law requires the e-commerce platform operators to: (i) require business operators that apply to sell commodities or provide services on its platform to submit truthful information, including the identity, address, contact and administrative license, verify and register such information, establish registration archives, and have them verified and updated regularly; (ii) submit information on the identification of operators on its platform to the market regulatory authorities, warn operators that have not registered themselves as market subjects about handling such registration; (iii) pursuant to laws and administrative regulations concerning the administration of tax collection, submit to the tax authorities information on the identification of operators on its platform and other information relating to tax payment; (iv) record and save information released on its platform about commodities and services and deals concluded, and keep them for no less than three (3) years from the date on which deals are completed; (v) always make public information about the platform’s service agreement and transaction rules or the link to such information, in a prominent position on the platform’s homepage, and ensure that business operators and consumers are able to read and download such agreement and rules in full conveniently; (vi) distinguish its own business with noticeable labels from that of other operators on its platform if an e-commerce platform has its own business on its platform, and shall not mislead consumers; (vii) create and improve its credit rating system, formulate public credit rating rules, and provide avenues to consumers to make comments on commodities sold or services provided on its platform, and shall not delete any comment made by consumers on any commodity sold or service provided on its platform; and (viii) establish rules on the protection of intellectual property rights and strengthen its cooperation with intellectual property right owners, so as to protect intellectual property rights in accordance with law.

According to the E-commerce Law, e-commerce platform operators are required to assume joint liabilities with the merchants and may be subject to warnings and fines up to RMB2,000,000 where (i) they fail to take necessary actions when they know or should have known that the products or services provided by the merchants on the platform do not meet personal and property security requirements, or otherwise infringe upon consumers’ legitimate rights; or (ii) they fail to take necessary actions, such as deleting and blocking information, disconnecting, terminating transactions and services, when they know or should have known that the merchants on the platform infringe upon the intellectual property rights of others. With respect to products or services affecting consumers’ health and safety, e-commerce platform operators will be held liable if they neglect to examine the qualifications of merchants or fail to safeguard the interests of consumers, and may be subject to warnings and fines up to RMB2,000,000.

Regulations on Mobile Internet Applications

On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which took effect on August 1, 2016 and was amended on June 14, 2022, taking effect on August 1, 2022. The Mobile Application Administrative Provisions raise certain requirements on the Mobile Internet Application (APP) information service providers. The CAC and its local counterparts are delegated the power to supervise and administer nationwide and local APP information respectively. The APP information service providers shall satisfy relevant qualifications required by laws and regulations, establish a sound information content review and management mechanism and fulfill their obligations in various aspects relating to real-name system, protection of users’ information, examination and management of information content, including but not limited to: (i) conducting real identity information authentication based on mobile phone numbers, identity document numbers or unified social credit codes for users who apply for registration when they provide users with services such as information release and instant messaging; (ii) processing personal information under the principle of legality, legitimacy, necessity and good faith, disclosing processing rules, regulating personal information processing activities and taking necessary measures to ensure personal information security; (iii) establishing a sound information content review and management mechanism, establishing and improving management measures for user registration, account management, information review, routine inspections and emergency response; (iv) refraining from inducing users to download APPs by means of false advertisement, bundled downloads, machine or manual click farming and comment control, or using illegal and harmful information; (v) complying with the mandatory requirements of relevant national standards, promptly taking remedial measures and notifying users and reporting to the relevant competent authorities when discovering that an APP has risks such as security defects and vulnerabilities; and (vi) formulating and disclosing management rules, and signing service agreements with registered users to clarify the relevant rights and obligations of both parties.

On December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, or the Mobile Application Interim Measures, which took effect on July 1, 2017. The Mobile Application Interim Measures requires, among others, that the internet information service providers shall display the relevant information of the mobile smart terminal application software provided and ensure that other than the basic functional software, the mobile smart terminal application software, as well as its ancillary resource files, configuration files and user data can be uninstalled by users on a convenient basis.

On July 21, 2023, the MIIT promulgated the Circular of the Ministry of Industry and Information Technology on Launching the Record-filing of Mobile Internet Applications, or the Mobile Application Filing Circular, which took effect on the same day. The Mobile Application Filing Circular requires that the mobile application sponsors who engage in the internet-based information services within the territory of the PRC shall carry out record-filing procedures in accordance with the Anti-Telecom and Online Fraud Law of the PRC, Administrative Measures for Internet-based Information Services and other provisions, and shall not engage in the mobile application internet-based information services if they fail to comply with the record-filing requirements.

Regulations Relating to Cybersecurity, Information Security Protection

On December 28, 2000, the SCNPC enacted the Decisions on the Maintenance of Internet Security, which was last amended on January 8, 2011, taking effect on the same day, may subject violators to criminal punishment in the PRC where the following behaviors constitute crimes: (i) behaviors impacting internet security such as gaining improper access to a computer or system of strategic importance; (ii) behaviors that may cause harm to national security and social instability such as disseminating politically disruptive information and leaking state secrets; (iii) behaviors disrupting the nation’s order of socialist market economy or order of social administration such as spreading false commercial information and infringing others’ intellectual property rights and (iv) behaviors impairing the personal, property and other legitimate rights of individuals, legal persons and other organizations such as using the internet to insult others or fabricate facts to defame others or using the internet to commit theft, fraud or extortion. Where the relevant behaviors do not constitute crimes, the violators shall be subject to administrative sanctions imposed by the competent public security authority and other relevant government authorities and shall bear civil liabilities toward those whose legitimate rights and interest are infringed upon. The Ministry of Public Security, or MPS, has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the MPS and the local security bureaus may revoke its operating licenses and shut down its websites.

On June 22, 2007, the MPS, the National Administration of State Secrets Protection, the State Cryptography Administration and the Information Office of the State Council jointly issued the Administrative Regulations for the Classified Protection of Information Security, which became effective on the same day. Entities operating and using information systems shall determine the security protection grade of the information system and carry out the graded protection work in accordance with relevant guidelines. Entities operating and using information systems of grade two or above shall file their security protection grade with the MPS or its bureaus at or above the municipal level with subordinate districts within the specified date.

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, taking effect on June 1, 2017, pursuant to which, network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operators shall not collect the personal information irrelevant to the services they provide or collect or use the personal information in violation of the provisions of laws or agreements between both parties, and network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of the PRC. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner.

On September 15, 2018, the MPS promulgated the Provisions on Internet Security Supervision and Inspection by Public Security Agencies, taking effect on November 1, 2018, pursuant to which, the public security authorities are authorized to carry out internet security supervision and inspection of the internet service providers in the following aspects, including: (i) whether the service providers have completed the recordation formalities for online entities, and filed the basic information (including the changes thereof) of the accessing entities and users; (ii) whether they have established and implemented the cybersecurity management system and protocols, and appointed the persons responsible for cybersecurity; (iii) whether the technical measures for recording and retaining users’ registration information and weblog data are in place in accordance with law; (iv) whether they have taken technical measures to prevent computer viruses, network attacks and network intrusion; (v) whether they have adopted preventive measures to tackle the information that is prohibited to be issued or transmitted by laws and administrative regulations in the public information services; (vi) whether they provide technical support and assistance as required by law to public security authorities to safeguard national security and prevent and investigate on terrorist activities and criminal activities; and (vii) whether they have fulfilled the obligations of the grade-based cybersecurity protection and other obligations prescribed by laws and administrative regulations. In particular, the public security authorities shall also carry out supervision and inspection on whether an internet service provider has taken required measures to manage information published by users, adopted proper measures to handle the published or transmitted information that is prohibited to be published or transmitted, and kept the relevant records.

On December 15, 2019, the CAC promulgated the Provisions on Ecological Governance of Network Information Content, or the CAC Order No.5, taking effect on March 1, 2020, to provide guidance for the management of network information content. According to CAC Order No.5, each network information content service platform is required, among others (a) not to disseminate the information prohibited by laws and regulations; (b) to strengthen the examination and inspection of the advertising space set on the platform and the advertising content displayed on the platform; (c) to promulgate management rules and platform conventions, improve user agreements, clarify relevant rights and obligations of users, and perform management duties required by law and contracts; (d) establish convenient channels for filing complaints and reports; and (e) to prepare annual work report regarding its ecological governance of network information content.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law provides that the state shall establish a data security review system, under which data processing activities that affect or may affect national security shall be reviewed for national security purposes. A decision on security review made in accordance with law shall be final and binding upon the concerned parties.

On November 14, 2021, the CAC released the Administration Regulations on Cyber Data Security (Draft for Comments), which provides the circumstances under which data processors shall apply for cybersecurity review, including, where (i) internet platform operators that collect and possess a large amount of data resources related to national security, economic development or public interests conduct merger, reorganization or separation, which affects or may possibly affect national security; (ii) the data processors who process personal information of more than 1,000,000 individuals apply for listing abroad (excluding listing in Hong Kong); (iii) the data processors’ listing in Hong Kong affects or may possibly affect national security; or (iv) other data processing circumstances which affect or may possibly affect national security. Data processors dealing with important data or listing overseas shall carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, such data security assessment report for the preceding year shall be submitted to the applicable cyberspace administration department. Where data collected and generated within the PRC are provided by the data processors to overseas recipients, if such data includes important data, or if the relevant data processor is a critical information infrastructure operator or processes personal information of more than 1,000,000 individuals, the data processor shall go through the security assessment of cross-border data transfer organized by the national cyberspace administration, unless the security assessment is not required pursuant to laws, administrative regulations or regulations prescribed by the national cyberspace administration. As of the date of this prospectus, this draft has not been formally adopted, and substantial uncertainties exist with respect to when such draft regulations will be enacted, and if enacted, its interpretation and implementation.

On December 28, 2021, the CAC, together with certain other mainland China government authorities, promulgated the Cybersecurity Review Measures, which replaced the previous version and took effect from February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators who possess personal information of over 1,000,000 individual users shall be subject to cybersecurity review before listing abroad. The competent government authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. If the Cybersecurity Review Office deems it necessary to conduct a cybersecurity review, it shall complete a preliminary review within thirty (30) business days (or forty-five (45) business days for complicated cases) from the issuance of a written notice to the operator. Upon the completion of a preliminary review, the Cybersecurity Review Office shall reach a review conclusion suggestion and send the review conclusion suggestion to the members for the cybersecurity review system and the relevant authorities for their comments. These authorities shall issue a written reply within fifteen (15) business days from the receipt of the review conclusion suggestion. If the Cybersecurity Review Office and these authorities reach a consensus, then the Cybersecurity Review Office shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure shall be completed within ninety (90) business days, or longer for complicated cases. The Cybersecurity Review Measures provides that the relevant violators shall be subject to legal consequences in accordance with the Cyber Security Law and the PRC Data Security Law.

On December 31, 2021, the CAC, MIIT, MPS and SAMR promulgated the Administrative Provisions on Algorithms Recommendation in Internet-based Information Services, or the Algorithms Recommendation Administrative Provisions, which took effect on March 1, 2022. Pursuant to the Algorithms Recommendation Administrative Provisions, internet-based information service providers who apply algorithm-based recommendation technologies in such service within the territory of the PRC shall comply with relevant requirements regarding information services and user rights and interests protection. Algorithm-based recommendation service providers with public opinion attributes or social mobilization capabilities shall fill in certain information through the internet-based information service algorithm record-filing system, perform the record-filing procedures and conduct security assessment in accordance with relevant provisions.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfers, which came into effect on September 1, 2022. The Security Assessment Measures for Outbound Data Transfers provides four circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of cross-border data transfer. These circumstances include: (i) where a data processor transfers important data to overseas recipients; (ii) where a critical information infrastructure operator, or a data processor processing the personal information of more than 1,000,000 individuals, who, in either case, transfers personal information to overseas recipients; (iii) where a data processor who has transferred the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals to overseas recipients, since January 1 of the preceding year cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. Since there might be newly issued explanations or implementation rules, uncertainties with respect to applications to the CAC under the Security Assessment Measures for Outbound Data Transfers still exist, and we will continually monitor our compliance status in accordance with the latest changes in applicable regulatory requirements.

As a network platform operator who possess personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures.

Regulations Relating to Privacy and Data Protection

On December 29, 2011, the MIIT issued the Provisions on Regulating the Market Order of Internet Information Services, taking effect on March 15, 2012, pursuant to which, internet information service provider may not collect any user personal information or provide such information to third parties without the consent of such user, unless it is otherwise provided by laws or administrative regulations. An internet information service provider shall expressly inform the users of the method, content and purpose for the collection and processing of such users’ personal information and may only collect such information necessary for the provision of its services. On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection, which provides that electronic information that can identity citizens’ personal privacy and involves citizens’ personal privacy is protected, and no person or organization shall steal, illegally obtain, sell or illegally provide to others any personal information of citizens.

On July 16, 2013, the MIIT issued the Provisions on Protection of Personal Information of Telecommunication and Internet Users, taking effect on September 1, 2013, pursuant to which “personal information” is defined as information that identifies a citizen, the time or location for his/her use of telecommunication and internet services or involves privacy of any citizen such as his/her birth date, ID card number, and address. Any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to order to rectify, warnings, fines or even criminal liabilities.

According to the Ninth Amendment to the Criminal Law of the PRC issued by the SCNPC on August 29, 2015, taking effect on November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for causing (a) any dissemination of illegal information in large scale; (b) any leakage of the users’ information that leads to serious consequences; (c) any serious loss of evidence for criminal activities; or (d) any other severe situations. In addition, any individual or entity that (a) sells or provides personal information to others unlawfully, or (b) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the MPS on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued on April 23, 2013 and taking effect on the same day, and the Interpretations of the Supreme People’s Court and Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Handling of Criminal Cases Involving Infringement of Citizen’s Personal Information, issued on May 8, 2017 and taking effect as of June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and the SAMR jointly issued the Announcement of Launching Special Rectifications against Illegal Collection and Use of Personal Information by Apps to implement special rectifications against mobile Apps that collect and use personal information in violation of applicable laws and regulations, including among others, collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance thereof.

On May 28, 2020, the NPC approved the Civil Code of the PRC, or the Civil Code, which has come into effect on 1 January 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase, sell, provide or make public personal information of others.

On August 20, 2021, the SCNPC promulgated the Law of Personal Information Protection of PRC, or the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and became effective on November 1, 2021. Pursuant to the Personal Information Protection Law, personal information, refers to information related to identified or identifiable natural persons and is recorded by electronic or other means but excluding the anonymized information. Personal information processing includes, but is not limited to, the collection, storage, use, processing, transmission, provision, disclosure, and deletion of personal information. Personal information shall be processed under the principles of lawfulness, legitimacy, necessity and good faith, and shall not be processed in a way that is misleading, fraudulent or coercive. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties.

Regulations Relating to Outbound Investment

To regulate outbound investments, the MOFCOM promulgated the Administrative Measures on Outbound Investments (2009 Edition) on March 16, 2009, taking effect as of May 1, 2009, which was repealed by the Administrative Measures on Outbound Investments (2014 Edition), or the MOFCOM Outbound Investments Measures, promulgated by MOFCOM on September 6, 2014, taking effect as of October 6, 2014, under which the MOFCOM’s approval delegation was modified by the Decision of the State Council to Cancel a Group of Administrative Licensing Items and Other Items (2018) on July 28, 2018. According to the MOFCOM Outbound Investments Measures, outbound investments of enterprises involving sensitive countries and regions or sensitive industries shall be subject to examination and approval by the MOFCOM or its local counterparts at provincial level and other outbound investments of enterprises shall be subject to filing with the same authorities. The MOFCOM and its provincial local counterparts shall conduct filing and approval administration through the “outbound investment administration system”, and issue the Certificate of Outbound Investment by Enterprises for enterprises which have obtained such filing or approval.

On December 26, 2017, the NDRC, promulgated the Administrative Measures on the Outbound Investments of Enterprises, or the NDRC Outbound Investment Measures, which became effective from March 1, 2018. Pursuant to the NDRC Enterprise Outbound Investment Measures, outbound investment refers to the investment activities conducted by an enterprise located within the territory of the PRC either directly or via an overseas enterprise under its control. Such control of an overseas enterprise can be obtained through investing assets and equities, providing financing or a guarantee, or any other means, to obtain overseas ownership, control rights, business management rights and other related rights and interests. To make outbound investment, investors shall go through the formalities to have a proposed overseas investment project approved or filed for record, report relevant information, and cooperate in supervision and inspection. Projects subject to approval administration are sensitive projects in one of the sensitive industries listed in the Outbound Investment Sensitive Industry Catalogue (2018 Edition), which was promulgated by the NDRC on January 31, 2018 and came into effect on March 1, 2018, to be carried out by investors either directly or through overseas enterprises under their control and the approval authority is the NDRC. Projects subject to record-filing administration are non-sensitive projects to be carried out directly by investors and the record-filing authorities are the NDRC and its provincial local counterparts. In addition, where natural persons within the territory of China make investments abroad through overseas enterprises under their control or through enterprises located in Hong Kong, Macao or Taiwan region, the Enterprise Outbound Investment Measures shall apply mutatis mutandis.

Regulations Relating to Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018 respectively. On December 6, 2007, the State Council promulgated the Regulations for the Implementation of the Law of the PRC on Enterprise Income Tax, which came into effect on January 1, 2008 and was amended on April 23, 2019, or collectively, the EIT Law. Pursuant to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in the PRC in accordance with laws of mainland China, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC territory. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC territory, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC territory. Under the EIT Law, a uniform enterprise income tax rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC territory and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC territory.

Pursuant to the EIT Law, the EIT tax rate of a high and new technology enterprise is 15%. Pursuant to the Administrative Measures for the Recognition of High and New Technology Enterprises, promulgated on April 14, 2008 and last amended on January 29, 2016, the certificate of a high and new technology enterprise is valid for three (3) years and may be renewed after the inspection of the State Administration of Taxation, or the SAT, and other relevant authorities.

The Notice of the SAT Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or the SAT Circular 82, which was promulgated by the SAT on April 22, 2009 and last amended on December 29, 2017, sets out the standards and procedures for determining whether or not the “de facto management body” of an enterprise registered outside of the PRC territory and controlled by PRC enterprises or PRC enterprise groups is located within the PRC territory. Pursuant to the SAT Circular 82, offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and shall be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the senior management and core management departments in charge of its daily operations function have their presence mainly in mainland China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in mainland China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in mainland China; and (iv) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in mainland China. Further to SAT Circular 82, in June 2018 the SAT amended the Measures for the Administration of Income Tax for Chinese-Funded Holding Resident Enterprises Registered Abroad (for Trial Implementation), or the SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, promulgated by the SAT on August 21, 2006, taking effect on the same day, and other applicable laws of mainland China, if a Hong Kong resident enterprise is identified by the competent PRC tax authorities as having satisfied the relevant conditions and provisions of the Double Tax Avoidance Arrangement and other applicable laws, the applicable withholding tax rate for dividends received by a Hong Kong resident enterprise from a PRC resident enterprise may be reduced from 10% to 5% if such Hong Kong resident directly holds at least 25% of the equity interest of the PRC resident enterprise. Pursuant to the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated on February 20, 2009 by the SAT, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) its corporate form must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the twelve (12) months prior to receiving the dividends.

The Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Bulletin 7, promulgated by the SAT on February 3, 2015 and partially repealed by the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises promulgated by the SAT on October 17, 2017 and the Decision of the SAT on Promulgation of the Catalog of Invalid or Repealed Departmental Rules and Regulatory Documents of Tax Authorities promulgated by the SAT on December 29, 2017, extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be deemed and reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market.

On October 17, 2017, the SAT promulgated the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Bulletin 37, which became effective on December 1, 2017 and was amended on June 15, 2018. SAT Bulletin 37 requires that with regard to equity investment earnings such as dividends and bonuses, interest, rental income, use of franchise income, property transfer income, and other kinds of taxable income earned by non-resident enterprises from sources in the PRC, source-based withholding shall be implemented; as such, the withholding obligors are the entities or individuals that have the direct obligation to make payment of relevant funds to the non-resident enterprises according to law or relevant contracts. Where the withholding obligor fails to withhold taxes according to law or is unable to carry out its withholding obligation, the non-resident enterprise shall declare the enterprise income tax to the competent taxation authority in the locality where the tax was accrued.

Value-added Tax

Pursuant to the Provisional Regulations of the PRC on Value-added Tax, or the VAT Regulations, which was promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and the Implementing Rules of the Provisional Regulations of the PRC on Value-added Tax, which was promulgated by the Ministry of Financing of the PRC, or the MOF on December 25, 1993 and amended in December 15, 2008 and October 28, 2011 respectively, tax payers engaging in sale of goods, provision of processing services, repairs and replacement services, sales of services, intangible assets or real property, or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT. The currently applicable tax rates of VAT vary a lot from 0% through 13% for different kinds of goods sold or service provided and different business models and transaction types, subject to adjustments that may be made by the SAT from time to time.

Regulations Relating to Intellectual Property

Copyright

The Copyright Law of the PRC promulgated by the SCNPC on September 7, 1990 and last revised on November 11, 2020 taking effect as of June 1, 2021, or the Copyright Law, and the Implementing Regulations of the Copyright Law of the PRC promulgated by the State Council on May 30, 1991 and last amended on January 30, 2013 taking effect as of March 1, 2013, are the principal laws and regulations governing copyright related matters. The Copyright Law provides that Chinese citizens, legal persons or unincorporated organizations shall, whether published or not, be entitled to copyright of their works. The Copyright Law extends copyright protection to writings, oral works, photographic works, audio-visual works, and software products. Authors and other copyright owners may register their works with the registration agency recognized by the competent national copyright authority. Under the Copyright Law, the term of protection for copyrighted software of a legal person or institution is fifty (50) years since such software is first published in China. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration, or the NCAC, and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.

On May 18, 2006, the State Council promulgated the Regulations on Protection of Information Network Transmission Right or the Transmission Right Regulations, which took effect on July 1, 2006 and was amended on January 30, 2013 taking effect as of March 1, 2013. According to the Transmission Right Regulations, an internet information service provider may be held liable under various situations, including if it knows or should reasonably have known a copyright infringement through the internet and fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of infringement. The internet information service provider may be exempted from indemnification liabilities under certain circumstances.

According to Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes over Infringement of Information Network Transmission Rights, which took effect on January 1, 2013 and was amended on December 29, 2020 taking effect from January 1, 2021, web players or web service providers who, without authorization, provide via information network works, performances or audio-video products for which others have the right of information network transmission shall be deemed to have infringed upon the information network transmission right, unless otherwise provided by laws and administrative regulations. Furthermore, where an internet service provider knows or should have known that network users are infringing on the right of information transmission through network services, and fails to take necessary measures such as deleting, shielding, disconnecting links, or providing technical support, such behavior/omission shall constitute an act of assisting infringement.

Software Registration

On December 20, 2001, the State Council promulgated the Computer Software Protection Regulations, or the Computer Software Protection Regulations, which came into effect on October 1, 1991 and was last amended on January 30, 2013 taking effect as of March 1, 2013. The Computer Software Protection Regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software industry. In order to further implement the Computer Software Protection Regulations, the NCAC promulgated the Computer Software Copyright Registration Measures on February 20, 2002, as amended on May 19, 2004, which regulates registrations of software copyright, exclusive licensing contracts for software copyright and transfer contracts. The NCAC shall be the competent authority for the nationwide administration of software copyright registration and the Copyright Protection Center of China, or the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the computer software copyright applicants.

Trademarks

Pursuant to the Trademark Law of the PRC, or the PRC Trademark Law, which was promulgated by the SCNPC on August 23, 1982 and last amended on April 23, 2019, and the Implementation Regulation of the PRC Trademark Law, which was adopted by the State Council on August 3, 2002 and last amended on April 29, 2014, registered trademarks include commodity trademarks, service trademarks, collective trademarks and certification trademarks.

The Trademark Office of China National Intellectual Property Administration (or CNIPA) is in charge of trademark registrations nationwide and grants a protection term of ten (10) years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. An application for registration of a malicious trademark not for use will be rejected and those who apply for trademark registration maliciously will be given administrative penalties of warnings or fines according to the circumstances; those who file trademark lawsuits maliciously will be punished by the people’s court according to law.

Domain Names

The Administrative Measures on Internet Domain Names, or the Domain Name Measures, was promulgated by the MIIT on August 24, 2017 and became effective as of November 1, 2017. According to the Domain Name Measures, applicants who apply for domain name root servers and setup of operating entities of domain name root servers or registration and management entities of domain names within the territory of China, shall obtain authorization for this purpose from the MIIT or the local communications administration bureaus at the provisional level. The registration of domain names is generally on a “first-apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure. On November 27, 2017, the MIIT promulgated the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names for Internet Information Services, which became effective on January 1, 2018, pursuant to which, where the internet information service provider is an entity, it shall use a domain name that is registered and owned by itself or the person in charge of it or its senior executive in accordance with laws and regulations, while offering internet information services.

Patent

The Patent Law of the PRC promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020, being effective as of June 1, 2021, and the Implementing Rules of the Patent Law of the PRC promulgated by the State Council on December 21, 1992 and last amended on January 9, 2010, taking effect as of February 1, 2010, are the principal laws and regulations governing patent related matters. The Patent Office of CNIPA is in charge of the administration of patent-related work nationwide, including accepting and examining patent applications in a uniform way and granting patent rights in accordance with law. An invention or utility model for which a patent right is to be granted shall meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation, or designs that are used principally to identify the pattern, color or a combination thereof, of plane presswork. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner before using the patent, otherwise the use will constitute an infringement of the rights of the patent holder.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, or Anti-Unfair Competition Law, promulgated by the SCNPC on September 2, 1993, as amended on November 4, 2017 and April 23, 2019 respectively, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legitimate right holders, and is maintained as a secret by its legitimate right holders. Under the Anti-Unfair Competition Law, business operators are prohibited from infringing others’ trade secrets by: (i) acquiring trade secrets from the legitimate right holders by theft, bribery, fraud, coercion, electronic intrusion or any other illicit means; (ii) disclosing, using or permitting others to use trade secrets of the legitimate right holders acquired by any means specified in item (i) above; (iii) disclosing, using or permitting others to use trade secrets in their possession, in violation of their confidentiality obligations or any requirements of the legitimate right holders to keep such trade secrets confidential; or (iv) abetting, tempting or aiding a person into acquiring, disclosing, using, or permitting others to use the trade secrets, in violation of his/her confidentiality obligations or any requirements of the legitimate right holders to keep such trade secrets confidential. Pursuant to the Civil Code, no matter whether a contract is lawfully formed or not, the parties may not disclose or improperly use the trade secrets or other confidential information they have come to know in the course of concluding such contract, and if a party divulges or improperly uses such trade secret or information, thereby causing losses to the other party(ies), such party shall be liable for compensating the other party(ies).

Regulations Relating to Anti-monopoly

On August 30, August 2007, the SCNPC promulgated the Anti-Monopoly Law of the PRC, or the Anti-Monopoly Law, which was last amended on June 24, 2022, taking effect as of August 1, 2022, which prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

Pursuant to the Anti-Monopoly Law, competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, or fixing the price of commodities for resale to third parties, among other actions, unless the agreement will satisfy the exemptions under the Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the relevant activities, and confiscation of illegal gains and fines (ranging from 1% to 10% of sales revenues from the preceding year, or a fine of not more than RMB5 million if there was no sales for the preceding year; or a fine of not more than RMB3 million if the monopoly agreement reached has not been performed.

Business operators are forbidden to use data, algorithms, technologies, capital advantages and platform rules to engage in monopolistic acts prohibited by the Anti-Monopoly Law, and in particular, business operators with a dominant market position are forbidden to use data, algorithms, technologies and platform rules to abuse their dominant market position as specified in the Anti-Monopoly Law such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines, aiming to provide guidelines for supervising and prohibiting monopolistic conduct in connection with the internet platform business operations and further elaborate on the factors for recognizing such monopolistic conduct in the internet platform industry. Pursuant to the Anti-Monopoly Guidelines, the methods of an internet platform collecting or using the privacy information of internet users may also be one of the factors to be considered for analyzing and recognizing monopolistic conducts in the internet platform industry. For example, whether the relevant business operator compulsorily collects unnecessary user information may be considered to analyze whether there is a bundled sale or additional unreasonable trading condition, which is one of the behaviors constituting abuse of dominant market position. In addition, factors including, among others, providing differentiated transaction prices or other transaction conditions for consumers with different payment ability based on consumption references and usage habits analyzed using big data and algorithms is also one of the behaviors constituting abuse of dominant market position. Furthermore, whether the relevant business operators are required to “choose one” among the internet platform and its competitive platforms maybe considered to analyze whether such internet platform operator with dominant market position abuses its dominant market position and excludes or restricts market competition. However, as the Anti-Monopoly Guidelines were only issued recently, there are still substantial uncertainties as to their interpretation and implementation in practice.

On March 10, 2023, the SAMR issued the Provisions on the Prohibitions of Monopoly Agreements, taking effect on April 15, 2022, which superseded the previously-issued interim provisions promulgated in 2019 and clarified certain practical issues, e.g., how to define the scope of commodity markets related to the platform economy.

On March 10, 2023, the SAMR issued the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, taking effect on April 15, 2022, which superseded the previously-issued interim provisions promulgated in 2019 and clarified certain practical issues, e.g., how to determine whether a platform economy operator has gained a dominant market position.

Regulations Relating to Employment and Social Welfare

Employment

Pursuant to the PRC Labor Law, effective as of January 1, 1995 and last amended on December 29, 2018 and the PRC Labor Contract Law, effective as of January 1, 2008 and amended on December 28, 2012, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten (10) consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. All employers must pay remuneration to their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the mainland China government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from five (5) to fifteen (15) days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight (8) hours a day and forty(40) hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant labor administration authorities.

Labor Dispatch

Pursuant to the PRC Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute job positions. A temporary job position refers to a position with a term of less than six months; an ancillary job position refers to a non-main business position that serves main business positions; and a substitute job position refers to a position where the employee who cannot work for a given period of time due to full-time study, vocation or other reasons may be substituted by another worker. An employer shall strictly control the number of dispatched contract workers, and such number shall not exceed certain percentage of total number of workers specified by the labor administrative department of the State Council.

According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014 and effective as of March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its workers (including both directly hired employees and dispatched contract workers).

Social Insurance and Housing Provident Fund

The PRC Social Insurance Law, which was promulgated on October 28, 2010 and amended on December 29, 2018, has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the CPC Central Committee and the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated the power to collect social insurance premiums is solely delegated to the SAT and its local counterparts. According to the Administrative Measures on Housing Provident Fund, which was promulgated on April 3, 1999 by the State Council and last amended on March 24, 2019, housing provident fund paid and deposited both by employees themselves and their unit employers shall be owned by the employees. Employers shall undertake the registration of payment and deposit of the housing provident fund at the competent housing provident fund management center and upon the examination by such management center, employers shall complete procedures for opening an account at the commissioned bank for the deposit of employees’ housing provident funds. Enterprises are also required to pay and deposit housing provident fund contributions in full amount and in a timely manner.

Regulations Relating to Foreign Exchange

According to the Regulation of the PRC on Foreign Exchange Administration, or the Foreign Exchange Regulations, issued by the State Council on January 29, 1996 and last amended on August 5, 2008 and the Administrative Regulations of Foreign Exchange Settlement and Sale and Payment of Foreign Exchange, or the Foreign Exchange Settlement & Sale & Payment Regulations, promulgated by the People’s Bank of the PRC on June 20, 1996, generally, (i) the foreign exchange income and expenditure and foreign exchange business operations of Chinese institutions and individuals and (ii) the foreign exchange income and expenditure and foreign exchange business operations conducted within the PRC territory by overseas institutions and individuals, shall be subject to foreign exchange administration by the State Administration of Foreign Exchange, or the SAFE. Renminbi is freely convertible for payments of current account items such as trade and service-related foreign exchange transactions and there is no substantial control on dividend payments to abroad (upon the authenticity verification and completion of tax payment), but is not freely convertible for capital expenditure items such as direct investment, loans or investments in securities outside of the PRC unless the approval from the SAFE or its local counterparts is obtained in advance.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was last amended on March 23, 2023. According to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises (or FIEs) shall follow the principle of “self-discretionary foreign exchange settlement”, i.e., the foreign exchange capital in the capital account of an FIE, after its amount being confirmed by the local SAFE (or after its amount being recorded by the relevant handling banks) can be settled at such banks based on the actual operational needs of the FIE. The proportion (upper limit) of “self-discretionary foreign exchange settlement” of an FIE is temporarily set at 100% of the amount of foreign exchange capital of such FIE. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if an FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the relevant banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises. Furthermore, the foreign exchange capital of an FIE and the Renminbi fund obtained by such FIE from foreign exchange settlement shall not be used for any of the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for issuance of Renminbi entrusted loans except for those permitted by the business scope of such FIE, repayment of interenterprise loans (including advances by third parties) or repayment of bank loans that have been transferred to a third party; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated by the SAFE on June 9, 2016. Pursuant to SAFE

Circular 16, enterprises registered in the PRC are also allowed to convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-associated enterprises. On January 26, 2017, the SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which specifies several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall make up for losses incurred in previous years before remitting abroad any profit. Moreover, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources and utilization scheme of their invested funds, and provide board resolutions, contracts and other supporting materials proving the authenticity when undergoing the registration and remittance procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or the SAFE Circular 28, which, among other things, allows FIEs that do not have “equity investment” in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as such investments are real and in compliance with the foreign investment-related laws and regulations. On April 10, 2020, the SAFE promulgated the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8, pursuant to which the facilitation of payments using offshore incomes under the capital accounts (including capital contribution, foreign debts, proceeds from overseas listings and etc.) by qualified domestic enterprises shall be promoted nationwide.

Registration of Overseas Investment by the Domestic Residents

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Residents’ Offshore Investments and Financing and Roundtrip Investments through Special Purpose Vehicles, or the SAFE Circular No. 37, which, for the purpose of simplifying the approval process, loosening the regulation and promoting the cross-border investments, replaced the Circular of the Issues Concerning the Foreign Exchange Administration on Domestic Residents’ Financing and Round-trip Investments through Overseas Special Purpose Vehicles issued by SAFE on October 21, 2005, or the Circular No. 75. Pursuant to SAFE Circular No. 37, the SAFE and its branches regulate the establishment of special purpose vehicles, or the SPV, by domestic residents. “Domestic residents” include domestic institutions and domestic individual residents, which include, Chinese citizens holding the ID cards of Chinese domestic residents, military ID certificates or ID certificates for armed police force, and overseas individuals that do not hold any domestic legitimate ID certificates but have habitual residences within the territory of the PRC due to relationships of economic interests. Prior to contributing domestic and overseas legitimate assets or interests to a SPV, a domestic resident shall apply to the competent SAFE for foreign exchange registration of overseas investment. In the event that the basic information of the registered overseas SPV is changed, such as the domestic individual resident shareholder, name, operating period, etc., or if there is a capital increase, capital reduction, equity transfer or swap, merge, spin-off or other substantial changes, the modification registration of foreign exchange for overseas investment shall be completed with the competent SAFE. Where a non-listed SPV uses its own equity interests or options to grant equity incentives to the directors, supervisors and senior management of a domestic enterprise under its direct or indirect control, as well as other employees in employment or labor relationships with the aforesaid company, relevant domestic individual residents may, before exercising their rights, apply to the competent SAFE for foreign exchange registration of the SPV. Failure to comply with the registration procedures set forth in the SAFE Circular No. 37 may result in penalties under the Foreign Exchange Regulations. In the meantime, the SAFE has promulgated the Operating Guideline for the Issues Concerning Foreign Exchange

Administration over Round-trip Investments with respect to the procedures for SAFE registration under the SAFE Circular No. 37, which took effect on July 4, 2014 as an attachment to SAFE Circular No. 37.

On February 13, 2015, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investment, or the SAFE Circular No. 13, effective as of June 1, 2015 and amended on December 30, 2019, which cancels the administrative approvals of foreign exchange registration of inbound direct investment and outbound direct investment. In addition, the SAFE Circular No. 13 simplifies the foreign exchange registration procedures and investors can register with banks to have the registration of foreign exchange under the condition of inbound direct investment and outbound direct investment.

On 13 July 2009, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Promulgating the Administrative Provisions on Foreign Exchange of the Outbound Direct Investments of Domestic Institutions, or the SAFE Circular No. 30. Pursuant to the SAFE Circular No. 30, domestic institutions may make outbound direct investment with their own foreign exchange funds, domestic foreign exchange loans meeting the relevant requirements, foreign exchange purchased with Renminbi funds, tangible assets, intangible assets and other sources of foreign exchange assets approved by the foreign exchange authorities. Domestic institutions may retain the profits made from outbound direct investment outside China for their outbound direct investment. In addition, a domestic institution shall, after obtaining the approval of its outbound direct investment from the competent government authorities, handle the foreign exchange registration formalities for its overseas direct investment at the local foreign exchange authority.

Regulations on Stock Incentive Plans

The SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Option Rules, on February 15, 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one (1) year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent (including a PRC subsidiary of such overseas-listed company) and complete certain other procedures. The domestic qualified agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the domestic qualified or other material changes. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

Regulations Relating to M&A Rules

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAMR, the China Securities Regulatory Commission, or the CSRC, and SAFE jointly issued the Rules on Merger & Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules require in some instances that the parties to any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise shall report the same to the MOFCOM, where any of the following situations exists: (i) the transaction involves an important industry in China, (ii) the transaction may affect national economic security, or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A Rules, among other things, also require that (i) the PRC entities or individuals obtain the MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company for a consideration paid by means of share swap (i.e., paid through newly issued shares of the SPV or existing shares of the SPV then held by such PRC entities or individuals), and list their equity interests in the PRC company overseas indirectly by listing the SPV in an overseas market, and (ii) such SPV obtain the MOFCOM’s approval before it acquires the equity interests held by such PRC entities or PRC individual in the PRC company by means of share swap; and (iii) the SPV obtain CSRC approval before it lists overseas.

Moreover, pursuant to the M&A Rules, the Anti-Monopoly Law and the Provisions on the Examination of Concentration of Undertakings issued by the SAMR on March 10, 2023, effective as of April 15, 2023, the participants to a change-of-control transaction in which a foreign investor will acquire control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds stipulated by the State Council are triggered.

Pursuant to the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and the Security Review Rules, or the Security Review Notice, issued by the General Office of the State Council on February 3, 2011, taking effect on March 4, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns, and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns, are subject to strict review by the mainland China government authorities. Pursuant to the Provisions on the National Security Review of Foreign Mergers and Acquisitions of Domestic Enterprises or the National Security Review Provisions, issued by the MOFCOM effective on September 1, 2011, when reviewing the acquisition of a domestic enterprise by a foreign enterprise, the MOFCOM will determine whether such a transaction should be subject to national security review by considering both of its “the substance and actual influence”, and foreign investors may not avoid the national security review through methods such as a nominee structure, trust arrangements, multilayer investments, exercising control through contractual arrangements or offshore transactions. On December 19, 2020, the NDRC and the MOFCOM issued the Measures for the Security Review of Foreign Investment, which provides that if a foreign investor’s merger or acquisition of a domestic enterprise falls within the scope of security review specified in the Security Review Notice, the foreign investor shall file an application with the NDRC for security review.

Regulations Relating to Overseas Offering and Listing

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following criteria, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are Chinese citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also require subsequent reports to be filed with the CSRC upon occurrence of certain material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

According to the Overseas Listing Trial Measures, the domestic companies engaging in overseas offering and listing activities shall strictly comply with applicable laws and regulations of mainland China. If a domestic company fails to complete the filing procedures or there are any false records, misleading statements or material omissions in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the persons directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC and other three PRC regulatory agencies published the Provisions on Strengthening the Confidentiality and Archives Management Related to Overseas Issuance and Listing of Securities by Domestic Companies, or the Confidentiality and Archives Management Provisions, effective on March 31, 2023. Pursuant to the Confidentiality and Archives Management Provisions, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The “domestic companies” under the Confidentiality and Archives Management Provisions refer to domestic companies directly listed on a foreign stock exchange and the domestic operating entities of an offshore company being indirectly listed on a foreign stock exchange. The PRC domestic companies shall obtain approval from the competent authority(ies) who are delegated the power to grant such approval and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets (where it is uncertain as to whether any document or material constitutes state secrets or there is any dispute thereof, the PRC domestic companies shall report the same to the relevant confidential administration department for determination) or secrets of the government authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the relevant securities companies and securities service agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm complies with the corresponding procedures.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Jinhong Deng	38	Founder, Chairman of the Board and Chief Executive Officer
Min Liu	47	Director and Senior Vice President
Shijie Chen	37	Director and Chief Financial Officer
Zhijia Liu	47	Director
Mi Zhou	39	Director
Lin Shi	42	Director
Ye Zhang	52	Director
Yu Zhang	45	Director
Xinghong Hua*	54	Independent Director Appointee
Xiaowei Wang*	51	Independent Director Appointee
Song Hu	42	Chief Technology Officer
Xu Deng	36	General Manager of Yimutian Business

Note:

*

Each of Mr. Xinghong Hua and Ms. Xiaowei Wang has accepted the appointment to be our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. Jinhong Deng founded our Company in 2011 and has served as our chairman and chief executive officer since our inception. Mr. Deng started his career at Baidu in 2006 where he worked in the marketing department and served as a product manager. In 2009, Mr. Deng founded Yi Cun Wang (易村网), a digital platform for comparing market prices of agricultural products, and had served as its chief executive officer until 2010. Mr. Deng is the Industrial Entrepreneur of the Year awarded by the 2023 International Top 100 Future Agricultural Food Conference and the Pioneer of Digital Agriculture awarded by the 2020 World Digital Agriculture Conference. He is also one of the Fortune China’s 40 Under 40 business elites in 2020, the 36Kr’s 36 Under 36 brilliant entrepreneurs in 2020, and the top 10 entrepreneurs rewarded the For Good Awards on the 2022 China Forum of Social Enterprise and Investment of Impact. Mr. Deng graduated from Beijing University of Posts and Telecommunications in 2007 with a bachelor’s degree.

Mr. Min Liu has served as our director and senior vice president since March 2015. Mr. Liu was a lawyer specialized in intellectual property at Beijing Yonghe Law Firm from September 2004 to November 2006. From December 2006 to February 2015, he served at the legal department of Baidu Group where he was a legal counsel and later became the general counsel. Mr. Liu graduated from Nanjing University in 2004 with a master of laws degree, and he received a Ph.D. degree in law from Peking University in 2014.

Mr. Shijie Chen has served as our chief financial officer since May 2019. Before joining us, Mr. Chen was a consulting manager at Moody’s Investor Services from March 2010 to April 2014. He later joined Lan Ju Investment Group where he was a project partner from June 2014 to April 2016. Mr. Chen had served as a senior investment director at Xiaomi Group from August 2016 to December 2018. Mr. Chen graduated from Beijing Second Foreign Language School in 2008 with a bachelor’s degree. He received a master’s degree from Clermont Graduate University in 2010.

Mr. Zhijia Liu has served as our director since 2018. Mr. Liu served the director at Beijing Economic Information Center from 1997 to 2013. Mr. Liu first joined us in 2013 and served as the marketing manager until 2015. Mr. Liu later joined Dachuwang, an affiliate of our company, in 2015 and served as the marketing manager until 2016. Mr. Liu later founded Meichu Tianxia Network Technology Co., Limited in 2016 and served as the general manager until 2017. In 2018, Mr. Liu re-joined us as the manager of the innovation division. Mr. Liu received an associate degree from Capital Normal University in 1997. He graduated from the University of International Business and Economics with a bachelor’s degree in 2002.

Mr. Mi Zhou is our co-founder and has served as our director since 2018. Mr. Zhou was a software engineer at Baidu Online Network Technology Co., Ltd. from July 2007 to December 2009. After that, he served as a senior technology manager in the technology division at Dangdang.com until he co-founded our company in March 2012. Mr. Zhou graduated from Beijing University of Posts and Telecommunications in July 2007 with a bachelor’s degree in information security.

Ms. Lin Shi has served as our director since 2022. She is currently a partner of New Horizon Capital. In 2012, Ms. Shi joined New Horizon Capital where she has served as a vice president, director, executive director and partner over the past 11 years. Before joining New Horizon Capital, she worked at Keynote Ventures. From 2005 to 2009, she worked at the Los Angeles office of News Corporation within the effect marketing department and the corporate finance department. Ms. Shi received her master’s degree from the University of Southern California in the United States in 2005.

Mr. Ye Zhang has served as our director since 2016. Mr. Zhang is also the founder and chief executive officer of Shanghai Yiguo E-Commerce Co., Ltd., or Yiguo, a shareholder of ours and one of the largest fresh food e-commerce retailers in China. Mr. Zhang started his career as a sales manager at Samsung C&T Corporation Shanghai Representative Office in 1993. He founded CBI (Shanghai) Co., Ltd. in 1999 and had served as the chief executive officer until 2010. Mr. Zhang has been appointed as the chairman of the board of directors and the chief executive officer of Yiguo since 2007. He has served as the chairman of the board of directors of Shanghai Enmore Technology Holdings Limited since 2010. Mr. Zhang has been appointed as the chief executive officer and a director of Sunmoon Food Company Limited (SGX: AAJ) since 2018. Mr. Zhang graduated from Shanghai Jiao Tong University in 1993 with a bachelor’s degree in international trade and computer science. He received an executive MBA degree at Cheung Kong Graduate School of Business in 2009. Mr. Ye Zhang is the brother of Mr. Yu Zhang.

Mr. Yu Zhang has served as our director since 2018. He has served as a vice president of Yiguo and the general manager of Shanghai ExFresh Logistic Technology Co., Ltd. since 2015. Mr. Zhang obtained his bachelor’s degree in industrial foreign trade from East China University of Science and Technology in 2000. Mr. Yu Zhang is the brother of Mr. Ye Zhang.

Mr. Xinghong Hua will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Hua was a manager at the department of overseas branch management of the headquarter of Bank of China from 1994 to 1996. He had served as a project manager at the department of government relations of ARCO in Washington D.C., United States from 1997 to 1998. He later became a senior manager at Pace Global Energy Services from 1998 to 2004. In 2004, Mr. Hua joined Alcoa Inc. as an Asia-Pacific vice president until 2008. From 2008 to 2020, Mr. Hua was the greater China president and a managing director at Cerberus Capital Management LP. He served as a managing director at Lone Star Funds from 2020 to 2021. Mr. Hua has been the co-founder and chief executive officer of Zan Investment Advisory Limited in Hong Kong since 2022. Mr. Hua received his bachelor’s degree in 1991 and master’s degree in 1994 from Peking University School of International Relations. He also received a master’s degree in international economics, energy and environment from the Johns Hopkins University in 1998.

Ms. Xiaowei Wang will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. From 2000 to 2006, Ms. Wang served as a human resource director at China Dot Com Group. She became a human resource director at Motorola Mobile Technology (China) Limited in 2008. From 2013 to 2015, Ms. Wang was a human resource vice president at 99Bill Group. She later served as a human resource vice president at Xiaomi Group from 2016 to 2019. She has been a human resource vice president at Hello Group Inc (Nasdaq: MOMO) since 2019. Ms. Wang received a bachelor’s degree of economics from Jinnan University, Guangzhou in 1995 and a master’s degree of finance from the Chinese Academy of Social Science in 1998. She also received an EMBA degree from Cheung Kong Graduate School of Business in 2005.

Mr. Song Hu has served as our chief technology officer since 2022. Mr. Hu started his career at Baidu as a software engineer and architect in the division of website search since 2004. He later became a senior manager in the division of mobile internet at Baidu, where he was in charge of technical research and development for website search and management of the mobile search R&D team. Mr. Hu served as a general manager in the division of mobile internet at Meilishuo.com during 2011 to 2013. Mr. Hu was a co-founder, the president, and the chief technology officer of Haizhi Technology from 2013 to 2018. Mr. Hu founded Beijing Xingheng Technology Co., Ltd. and served as its chief executive officer from 2018 to 2019 and later founded Beijing Evolution Star Technology Co., Ltd. and served as its chief executive officer from 2019 to 2020. Mr. Hu graduated from Sun Yat-sen University with a bachelor of science degree in computer science in 2001. He also received a master of science degree in computer science from Peking University in 2004.

Mr. Xu Deng has served as the general manager of Yimutian business since March 2021. Previously, Mr. Deng started his career in NetEase Media Technology (Beijing) Co., Ltd., a subsidiary of NetEase (Nasdaq: NETS; HKEx: 9999), in July 2011 and later became a product vice director. In August 2016, Mr. Deng joined Yixia.com where he served as the general manager of the Yizhibo App business. Mr. Deng jointed Douyu (Nasdaq: DOYU) in November 2018 as the head of R&D division. In October 2019, Mr. Deng served as a director of the business division of new car at Golden Guazi Technology Development Co., Ltd., a subsidiary of Chehaoduo Group. Mr. Deng graduated from the Beijing University of Science and Technology in 2009 with a bachelor’s degree in industrial design. He also received a master’s degree from Beijing University of Technology in 2011.

Board of Directors

Our board of directors will consist of                    directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Listing Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Listing Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee; a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of                  ,                   and                  .                   will be the chairman of our audit committee. We have determined that                  ,                   and                  satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and Rule 10A-3 under the Exchange Act. We have determined that                qualifies as an “audit committee financial expert.” The

audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related-party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of                   ,                    and                   .                   will be the chairman of our compensation committee. We have determined that                  ,                  and                   satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of                        ,                   and                  .                    will be the chairman of our nominating and corporate governance committee.                   ,                    and                   satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a director breaches any duty which he or she owes to us. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our post-offering amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our register of members. In addition, in the event of a tie vote, the chairman of our board of directors has, the right to cast a second or casting vote.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders. Our independent directors are subject to a fixed term of two years and their services may be terminated earlier with advanced notice. A director will cease to be a director if, among other things, the director (i) resigns by notice in writing to our company; (ii) dies, becomes bankrupt or makes any arrangement or composition with his or her creditors generally; (iii) is prohibited by any applicable law or stock exchange rules from being a director; (iv) is found to be or becomes of unsound mind; or (v) is removed from office pursuant to any other provision of our post offering amended and restated memorandum and articles of association.

Our officers are elected by and serve at the discretion of our board of directors.

[Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon a 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or applicable Nasdaq Stock Market Rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of RMB4.3 million (US$618.3 thousand) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2015 Share Incentive Plan

In December 2015, our board of directors approved and adopted the 2015 share incentive plan, or the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2015 Plan is 815,130,483, subject to further amendment. As of the date of this prospectus, option to purchase a total of 626,610,340 ordinary shares have been granted and outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs summarize the principal terms of the 2015 Plan.

Type of Awards.    The 2015 Plan permits the award of options.

Plan Administration.    The 2015 Plan is administered by our board of directors. Our board of directors may also establish a committee to administer the 2015 Plan.

Award Agreement.    Awards granted under the 2015 are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.    We may grant awards to our employees, directors and consultants.

Vesting Schedule.    In general, our board of directors determines the vesting schedule, which is specified in the relevant award agreement. Typically, options granted to employees are subject to a four-year vesting schedule, with 25% of the granted options to vest on the first anniversary of the vesting commencement date, and the remaining 75% of the granted options to equally vest (i) every month, (ii) every quarter, or (iii) every six months over the next three years, depending on the terms of the notice of awards.

Exercise of Awards.    The exercise price, as applicable, and expiration date for each award are stated in the relevant award agreement. However, the maximum exercisable term is ten years from the date of grant unless extended by our board of directors. The option holders may only exercise their vested options after 90 days following the completion of an initial public offering or a sale of all or substantially all assets or equity interests of the Company, subject to compliance of applicable requirements under laws and regulations in mainland China.

Transfer Restrictions.    Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2015 Plan or the relevant award agreement or otherwise determined by our board of directors or the committee established by our board of directors to administer the 2015 Plan.

Termination and Amendment of the Plan.    Unless terminated earlier, the 2015 Plan has a term of ten years from the date of its effectiveness. Our board of directors has the authority to amend and terminate the 2015 Plan, provided that material amendments to the 2015 Plan, including but not limited to any increase in the authorized shares reserved for issuance under the 2015 Plan, require the approval of the shareholders according to the terms of the 2015 Plan. However, unless otherwise determined by our board of directors or the committee established by our board of directors to administer the 2015 Plan in good faith, no such action may adversely affect in any material way any award previously issued pursuant to the 2015 Plan.

The following table summarizes, as of the date of this prospectus, the options granted to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates:

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jinhong Deng	10,711,847	0.01	December 6, 2016	December 6, 2026
	4,179,903	0.01	September 30, 2017	September 30, 2027
	22,719,111	0.01	October 31, 2017	October 31, 2027
	5,679,778	0.01	January 10, 2018	January 10, 2028
	29,874,034	0.01	March 1, 2018	March 1, 2028
	3,100,000	0.01	May 1, 2018	May 1, 2028
	191,639,966	0.01	May 23, 2019	May 23, 2029
Min Liu	8,259,149	0.01	December 6, 2016	December 6, 2026
	3,222,828	0.01	September 30, 2017	September 30, 2027
	10,512,876	0.01	October 31, 2017	October 31, 2027
	2,628,219	0.01	January 10, 2018	January 10, 2028
	3,171,797	0.01	March 1, 2018	March 1, 2028
Shijie Chen	*	0.01	May 27, 2019	May 27, 2029
Zhijia Liu	*	0.01	March 1, 2018	March 1, 2028
	*	0.01	October 17, 2022	October 17, 2032
Mi Zhou	*	0.01	March 1, 2018	March 1, 2028
Song Hu	*	0.01	December 1, 2021	December 1, 2031
Xu Deng	*	0.01	September 15, 2021	September 15, 2031
All Directors and Executive Officers as a Group	342,544,033

*	The shares held by each of the directors and executive officers represent less than 1% of our total outstanding shares.

As of the date of this prospectus, no restricted shares or restricted share units has been granted to our directors and executive officers.

As of the date of this prospectus, our employees and other qualified individuals other than members of directors and executive officers as a group hold options to acquire a total of 284,066,307 ordinary shares granted under the 2015 Plan.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming the re-designation of all of the issued and outstanding preferred shares into ordinary shares on a one-for-one basis by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on (i) 2,746,376,766 ordinary shares on an as-converted basis outstanding as of the date of this prospectus, and (ii)              Class A ordinary shares and              Class B ordinary shares outstanding immediately after the completion of this offering, including              Class A ordinary shares to be sold by us in this offering in the form of ADSs, assuming that the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering			Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	Percentage of Beneficial Ownership†	Percentage of Aggregate Voting Power††	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares on an as-converted basis	Percentage of aggregate voting power†††
Directors and Executive Officers:**

Jinhong Deng(1)	275,413,441	10.03%	75.65%

Min Liu	74,986,698	2.73%	—

Shijie Chen	—	—	—

Zhijia Liu	*	*	—

Mi Zhou	*	*	—

Lin Shi	—	—	—

Ye Zhang(2)	516,594,592	18.81%	5.62%

Yu Zhang	—	—	—

Xinghong Hua	—	—	—

Xiaowei Wang	—	—	—

Song Hu	—	—	—

Xu Deng	—	—	—

All directors and executive officers as a group	903,613,458	32.90%	81.27%

	Ordinary Shares Beneficially Owned Prior to This Offering			Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	Percentage of Beneficial Ownership†	Percentage of Aggregate Voting Power††	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares on an as-converted basis	Percentage of aggregate voting power†††
Principal Shareholders:

Yimutian Holdings Limited(1)	275,413,441	10.03%	50.04%

HongShan(3)	436,357,574	15.89%	4.75%

Wise Prime International Limited(4)	313,549,841	11.42%	3.41%

Passion Stream Investment Limited(5)	207,632,859	7.56%	2.26%

Win-Chain Agribusiness Holdings Limited(6)	203,044,751	7.39%	2.21%

CGC Moon Walk Limited (7)	193,633,870	7.05%	2.11%

Beijing Fengmu Enterprise Consulting Center (Limited Partnership) (8)	404,876,247	14.74%	4.41%

Notes:

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.
**

Except as indicated otherwise below, the business address of our directors and executive officers is Building B-6, Block A, Zhongguancun Dongsheng Technology Campus, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, the People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.

††

According to our memorandum and articles of association, as amended and restated from time to time, each ordinary share directly or indirectly held by Mr. Jinhong Deng, Mr. Min Liu, Mr. Bailin Song, Mr. Zhijia Liu and Mr. Mi Zhou (the “Founding Shareholders Group,” and such ordinary shares, collectively, the “Super Voting Shares”) is entitled to twenty votes per share. In general, the super voting rights attached to such Super Voting Shares shall terminate upon resignation of the members of the Founding Shareholders Group, among other conditions. Each share other than the Super Voting Shares is entitled to one vote per share. As Mr. Bailin Song resigned as our senior vice president effective as of August 2021, each ordinary share beneficially owned by Mr. Bailin Song is entitled to one vote per share. Pursuant to the powers of attorneys signed in 2016 by each of the members of the Founding Shareholders Group other than Mr. Jinhong Deng, and each of Ms. Haiyan Gao and Mr. Ming Gu who are beneficial owners of certain shares of our company, each of the foregoing individuals agreed to delegate Mr. Jinhong Deng to exercise the voting rights attached to the shares they beneficially own on their behalf in meetings of shareholders, unless doing so would, among others, result in violation of law or the organizational documents of our company.

†††

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class B ordinary shares is entitled to [twenty (20)] votes per share. Each holder of our Class A ordinary shares is entitled to one vote per share. Our Class A ordinary shares are convertible at any time by the holder into

Class B ordinary shares on a one-for-one basis, while Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.
(1)

Represents 227,579,499 ordinary shares, 3,588,236 Series B preferred shares, 31,247,504 Series C-2 preferred shares, and 12,998,202 Series D preferred shares held by Yimutian Holdings Limited, a British Virgin Island company wholly owned by Mr. Jinhong Deng. The registered office of Yimutian Holdings Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221,Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 203,044,751 Series C-1 preferred shares held by Win-Chain Agribusiness Holdings Limited, a company incorporated in Hong Kong, and (ii) 159,271,548 Series C preferred shares and 154,278,293 Series C-1 preferred shares held by Wise Prime International Limited, a company incorporated in British Virgin Island. Win-Chain Agribusiness Holdings Limited is wholly owned by Shanghai Exfresh Supply Chain Management Co., Limited, which is wholly owned by Shanghai Yiguo E-Commerce Co., Limited. Shanghai Yuxia Corporate Consulting Center (Limited Partnership) holds 37.63% equity interest in Shanghai Yiguo E-Commerce Co., Limited, and has the right to nominate the executive director of Shanghai Yiguo E-Commerce Co., Limited according to its charter. Mr. Ye Zhang is the executive director of Shanghai Yiguo E-Commerce Co., Limited. The general partner of Shanghai Yuxia Corporate Consulting Center (Limited Partnership) is Yidongli (Shanghai) information Consulting Co., Limited, which is wholly owned by Mr. Ye Zhang and his wife Ms. Jiefang Ji, collectively. Wise Prime International Co., Limited is wholly owned by Prime Agrifood Investment Limited, which is wholly owned by Mr. Ye Zhang’s wife Ms. Jiefang Ji. Therefore, Mr. Ye Zhang may be deemed to beneficially own 516,594,592 shares, collectively with his wife Ms. Jiefang Ji. The registered office of Win-Chain Agribusiness Holdings Limited is RM 1907, 19/F Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong. The registered office of Wise Prime International Limited is the offices of OVERSEAS MANAGEMENT COMPANY TRUST (B.V.I.) LTD., OMC Chambers, PO Box 3152, Road Town, Tortola, British Virgin Islands.

(3)

Represents 387,781,378 Series A preferred shares, 18,222,936 Series B preferred shares, and 30,353,260 Series C preferred shares held by HSG CV IV Holdco, Ltd. (“HongShan”), an exempted company with limited liability incorporated under the laws of the Cayman Islands. The sole shareholder of HSG CV IV Holdco, Ltd. is HSG CV IV Senior Holdco, Ltd., which is wholly owned by HongShan Capital Venture Fund IV, L.P. The general partner of HongShan Capital Venture Fund IV, L.P. is HSG Venture IV Management, L.P., whose general partner is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Neil Nanpeng Shen. The registered address of HSG CV IV Holdco, Ltd. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(4)

Represents 159,271,548 Series C preferred shares and 154,278,293 Series C-1 preferred shares held by Wise Prime International Limited, a company incorporated in British Virgin Island. Wise Prime International Co., Limited is wholly owned by Prime Agrifood Investment Limited, which is wholly owned by Mr. Ye Zhang’s wife Ms. Jiefang Ji. The registered office of Wise Prime International Limited is the offices of OVERSEAS MANAGEMENT COMPANY TRUST (B.V.I.) LTD., OMC Chambers, PO Box 3152, Road Town, Tortola, British Virgin Islands

(5)

Represents 207,632,859 Series B preferred shares held by Passion Stream Investment Limited, a company incorporated in Cayman Island. Passion Stream Investment Limited is wholly owned by 19 Growth Capital Fund. The general partner of 19 Growth Capital Fund is John Buckley. The registered office of Passion Stream Investment Limited is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(6)

Represents 203,044,751 Series C-1 preferred shares held by Win-Chain Agribusiness Holdings Limited, a company incorporated in Hong Kong, which is wholly owned by Shanghai Exfresh Supply Chain Management Co., Limited, a wholly owned subsidiary of Shanghai Yiguo E-Commerce Co., Limited. Shanghai Yuxia Corporate Consulting Center (Limited Partnership) holds 37.63% equity interest in Shanghai Yiguo E-Commerce Co., Limited, and has the right to nominate the executive director of Shanghai Yiguo E-Commerce Co., Limited according to its charter. Mr. Ye Zhang is the executive director of Shanghai Yiguo E-Commerce Co., Limited. The general partner of Shanghai Yuxia Corporate Consulting Center (Limited Partnership) is Yidongli (Shanghai) information Consulting Co., Limited, which is wholly owned by Mr. Ye Zhang and his wife Ms. Jiefang Ji, collectively. The registered office of Win-Chain Agribusiness Holdings Limited is RM 1907, 19/F Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong

Kong. The registered office of Wise Prime International Limited is the offices of OVERSEAS MANAGEMENT COMPANY TRUST (B.V.I.) LTD., OMC Chambers, PO Box 3152, Road Town, Tortola, British Virgin Islands
(7)

Represents 193,633,870 Series C-2 preferred shares held by CGC Moon Walk Limited, a limited liability company incorporated in Hong Kong. CGC Moon Walk Limited is wholly owned by CGC Asia Growth Fund III, L.P., a limited partnership incorporated in Hong Kong. The general partner of CGC Asia Growth Fund III, L.P. is CGC International Group Limited. CGC International Group Limited is wholly owned by CGC Evergreen Limited. CGC Evergreen Limited is wholly owned by Dafei Chen. The registered address of CGC Moon Walk Limited is Suite 1113A, 11/F Ocean Ctr, Harbour City, 5 Canton Rd Tst Kln, Hong Kong.

(8)

Represents 280,352,854 Series B preferred shares and 124,523,393 Series C preferred shares held by Beijing Fengmu Enterprise Consulting Center (Limited Partnership), a limited partnership incorporated in People’s Republic of China. The general partner of Beijing Fengmu Enterprise Consulting Center (Limited Partnership) is Shanghai Yunfeng Equity Investment Management Center (Limited Partnership). The general partner of Shanghai Yunfeng Equity Investment Management Center (Limited Partnership) is Shanghai Yunfeng Enterprise Management Co., Ltd, which is controlled by Xuedong Yu. The registered address of Beijing Fengmu Enterprise Consulting Center (Limited Partnership) is 01-3239, 1F, Building 413, Jingzhou Garden, Beijing, People’s Republic of China.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—Shareholders Agreement.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Management—Share Incentive Plans.”

Other Related Party Transactions

We provided interest free loans to certain related parties. In June 2021, we provided an interest free loan to a preferred shareholder of US$0.5 million (equivalent to RMB3.1 million). As of December 31, 2021 and 2022, the amount due from the preferred shareholder was RMB3.0 million and RMB3.3 million, respectively. In 2021, we received the repayment of an interest free loan of RMB2.6 million, which was provided to Mr. Jinhong Deng, our founder, chairman of the board of directors and chief executive officer, in 2020. As of December 31, 2021 and 2022, amounts due to related parties included (i) the payables related to cash collected on behalf of our equity investee of RMB18.8 million and RMB16.9 million, respectively, and (ii) the payables related to the repurchase our preferred shares of RMB3.2 million and RMB3.5 million, respectively.

We also borrowed interest free loans from Mr. Jinhong Deng and from certain investors. As of December 31, 2022, the outstanding amount of such shareholder loans was RMB26.6 million.

In August 2020, we issued an exchangeable note for US$1 million (equivalent to RMB7.0 million) with a simple interest rate of 6% per annum to Mr. Jinhong Deng. Interest is exempt if the exchangeable note is converted. As of the date of the prospectus, the exchangeable note issued to Mr. Jinhong Deng has been converted into 7,036,748 Series D preferred shares at the conversion price of US$0.1421 per share.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company incorporated in the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital consists of US$50,000 divided into (i) 2,713,770,293 ordinary shares of par value US$0.00001 each, (ii) 387,781,378 Series A preferred shares of par value US$0.00001 each, (iii) 703,901,412 Series B preferred shares of par value US$0.00001 each, (iv) 517,022,352 Series C preferred shares of par value US$0.00001 each, (v) 357,323,044 Series C-1 preferred shares of par value US$0.00001 each, (vi) 224,881,374 Series C-2 preferred shares of par value US$0.00001 each, and (vii) 95,320,147 Series D preferred shares of par value of US$0.00001 each. As of the date of this prospectus, (i) 460,147,059 ordinary shares, (ii) 387,781,378 Series A preferred shares, (iii) 703,901,412 Series B preferred shares, (iv) 517,022,352 Series C preferred shares, (v) 357,323,044 Series C-1 preferred shares, (vi) 224,881,374 Series C-2 preferred shares, and (vii) 95,320,147 Series D preferred shares are issued and outstanding. All of our shares issued and outstanding prior to the completion of the offering are fully paid, and all of our shares to be issued in the offering will be issued as fully paid. Immediately prior to the completion of the offering, all of our issued and outstanding preferred shares will be re-designated or converted into Class [A/B] ordinary shares on a one-for-one basis.

Subject to the approval of our shareholders, we plan to adopt a [thirteenth] amended and restated memorandum and articles of association, which will become effective and replace the current twelfth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our authorized share capital upon completion of the offering will be US$                divided into                Class A ordinary shares of a par value of US$             each and                Class B ordinary shares of a par value of US$             each. We will issue Class A ordinary shares represented by ADSs in this offering. All incentive shares, including options, restricted shares and restricted share units, regardless of grant dates, will entitle holders to an equivalent number of Class A ordinary shares once the vesting and exercising conditions are met.

The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective immediately prior to the completion of this offering.

[Our Post-Offering Memorandum and Articles of Association

Objects of Our Company

Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares

General. Immediately prior to the completion of this offering, our authorized share capital is US$ divided into              Class A ordinary shares, with a par value of US$             each and                Class B ordinary shares of a par value of US$             each. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our post-offering amended and restated memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights; Meeting of Shareholders. In respect of all matters subject to a shareholders’ vote, holders of ordinary shares shall, at all times, vote on all matters submitted to a vote by the members at any such general meeting. Each Class B ordinary share shall be entitled to [twenty (20)] votes on all matters subject to the vote at general meetings of our company, and each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings (including extraordinary general meetings) of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded.

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than [one-third] of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least [fifteen (15)] days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

Transfer of Ordinary Shares. Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors. Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the shares are free from any lien in favor of us; and

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within [two] months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for 30 more than days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a [special] resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by [ordinary resolution] of our shareholders, or are otherwise authorized by our post-offering memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue) of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of [a majority of] the holders of the issued shares of that class or series or with the sanction of a [special resolution] passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgage and charges and any special resolutions passed by our shareholders). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).]

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•

the names and addresses of our members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of our company, and if so, whether such voting rights are conditional;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name, and in particular, the depositary (or its nominee) will be deemed to be the registered legal holder of the number of shares set out against its name in our register of members, which shall be the shares represented by the ADSs being offered in this offering.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Act of the Cayman Islands differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of shareholders or each class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of creditors or each class of creditors, as the case may be, depending on the circumstances, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that Class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a Class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, losses, damages and expenses incurred or sustained by him by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company – a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it.

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders or the affirmative vote of a simple majority of the other directors present and voting at a board meeting. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) is prohibited by law or stock exchange rules from being a director; or (v) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to us under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a) is or is likely to become unable to pay its debts; and

(b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of [a majority] of the issued shares of that class or with the sanction of a [special resolution] passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Issuance of Ordinary Shares

On December 10, 2023, our company issued 63,600,043 ordinary shares to the following shareholders:

•	43,948,896 Ordinary Shares to Yimutian Holdings Limited;

•	5,170,130 Ordinary Shares to YMT 360 Holdings Limited;

•	14,481,017 Ordinary Shares to YMT Tech Holdings Limited.

Issuance of preferred shares

On May 8, 2021, our company issued a total of 92,885,080 Series D preferred shares to the following shareholders for an aggregate consideration of US$15,000,000:

•	33,776,393 Series D preferred shares to China Innovation Capital General Partners Limited;

•	11,258,798 Series D preferred shares to Ganlai Limited;

•	35,183,742 Series D preferred shares to Geometry Ventures Limited;

•	7,036,748 Series D preferred shares to Yimutian Holdings Limited; and

•	5,629,399 Series D preferred shares to Yimutian Holdings Limited.

On June 17, 2021, our company additionally issued 412,058 Series D preferred shares to the following shareholders:

•	149,839 Series D preferred shares to China Innovation Capital General Partners Limited;

•	49,946 Series D preferred shares to Ganlai Limited;

•	156,083 Series D preferred shares to Geometry Ventures Limited; and

•	56,190 Series D preferred shares to Yimutian Holdings Limited.

On October 15, 2021, our company issued 76,123,125 Series C preferred shares to Hong Kong Wolong Group Investment Limited for a consideration of US$6,000,000.

On November 25, 2021, our company issued 154,278,293 Series C-1 preferred shares to Wise Prime International Limited for a consideration of US$5,500,000.

On September 27, 2022, our company issued 28,271,860 Series D preferred shares to Guangdong Evergreen Group Co., Ltd. for a consideration of US$5,000,000.

On December 10, 2023, our company issued 280,352,854 Series B preferred shares to Beijing Fengmu Enterprise Consulting Center (Limited Partnership) (“Beijing Fengmu”) for a consideration of US$20,000,000, which is equivalent to the unpaid RMB-denominated loan extended to the WFOE by Shanghai Yunfeng Equity Investment Center (Limited Partnership) (“Shanghai Yunfeng”), an entity that is under common control with Beijing Fengmu. On December 10, 2023, following Shanghai Yunfeng’s surrender of the unpaid 124,523,393 Series C preferred shares to our company for nil consideration and repayment of the outstanding loan in the RMB equivalent of US$5,000,000 by the WFOE to Shanghai Yunfeng, we issued 124,523,393 Series C preferred shares to Beijing Fengmu for a consideration of US$5,000,000.

On December 10, 2023, we issued 36,214,579 Series C preferred shares to LC Multi Strategy Fund SG VCC—LC Multi Strategy SF5 (“LC Multi Strategy Fund”) for a consideration of US$1,000,000, following the surrender of 36,214,579 Series C preferred shares beneficially owned by Hangzhou Xingyi Venture Investment Limited Partnership (an affiliate of LC Multi Strategy Fund) to our company for nil consideration.

On December 10, 2023, our company issued 6,559,380 preferred shares to the following shareholders:

•	3,326,059 Series C-2 preferred shares to CGC Moonwalk Limited;

•	798,254 Series C-2 preferred shares to Yimutian Holdings Limited;

•	147,580 Series D preferred shares to China Innovation Capital General Partners Limited;

•	295,159 Series D preferred shares to Ganlai Limited;

•	922,374 Series D preferred shares to Geometry Ventures Limited;

•	332,055 Series D preferred shares to Yimutian Holdings Limited; and

•	737,899 Series D preferred shares to Guangdong Evergreen Group Co., Ltd.

Save as disclosed above, there has been no alteration in the share capital of our company during the three years immediately preceding the date of this document.

Share Option Grants

We have granted share options to certain of our executive officers and employees. See “Management—Share Incentive Plans.”

Convertible Loans

In 2022, our company issued to Dezhou Decai Industrial Innovation Equity Investment Fund (Limited Partnership) (“Decai Fund”) convertible loans in principal amount of RMB19,500,000 (the “Convertible Loans”). Pursuant to the investment agreement entered into in September 2022 and its supplemental agreement entered into in September 2023 between the WFOE and Decai Fund, the Convertible Loans bear an interest rate at 7% per annum and no interest shall accrue if a debt-to-equity conversion occurs thereunder. The Convertible Loans are due to mature on September 8, 2024. Subject to the terms and conditions set forth in these agreements and any subsequent agreements to be entered into, Decai Fund may elect to convert the principal amount of the loan they extended to us into ordinary shares after we complete the offering. As of the date of this prospectus, Decai Fund has not converted any Convertible Loans into our ordinary shares.

Shareholders Agreement

Our currently effective investors agreement was entered into on May 8, 2021 by and among us, our shareholders, and certain other parties named therein.

The current shareholders agreement provides for certain special rights, including registration right, preemptive right, redemption right, and drag-along right and contains provisions governing the board of directors and other corporate governance matters. Those special rights (except the registration right as described below), as well as the corporate governance provisions, will terminate upon the completion of this offering.

Registration Rights

Pursuant to the current shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Other Than on Form F-3 or Form S-3. At any time or from time to time after the date that is six months after the closing of the IPO, holders of registrable securities holding 20% or more of the voting power of the then outstanding registrable securities held by all holders of registrable securities may request in writing that our company effect a registration of registrable securities. Upon receipt of such a request, our company shall (x) promptly give written notice of the proposed registration to all other holders of registrable securities and (y) as soon as practicable, use our reasonable best efforts to cause the registrable securities specified in the request, together with any registrable securities of any holders of registrable securities who requests in writing to join such registration within 15 days after our company’s delivery of written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the initiating holders may request. Our company shall be obligated to consummate no more than two registrations that have been declared and ordered effective; provided that if the registrable securities sought to be included in the registration are not fully included in the registration due to the fault of our company, such registration shall not be deemed to constitute one of the registration rights granted.

Demand Registration on Form F-3 or Form S-3. Our company shall use its best efforts to qualify for registration on Form F-3 or Form S-3. If our company qualifies for registration on Form F-3 or Form S-3 (or any comparable form for registration in a jurisdiction other than the United States), holders of registrable securities holding 20% or more of the voting power of the then outstanding registrable securities held by all holders of registrable securities may request our company to file, in any jurisdiction in which our company has had a registered underwritten public offering, a Registration Statement on Form F-3 or Form S-3 (or any comparable form for Registration in a jurisdiction other than the United States), including without limitation any registration statement filed under the Securities Act providing for the registration of, and the sale on a continuous or a delayed basis by the holders of registrable securities of, all of the registrable securities pursuant to Rule 415 under the Securities Act and/or any similar rule that may be adopted by the SEC. Upon receipt of such a request, our company shall (i) promptly give written notice of the proposed registration to all other holders of registrable securities and (ii) as soon as practicable, use our reasonable best efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within 15 days after our company’s delivery of written notice, to be registered and qualified for sale and distribution in such jurisdiction. Our company shall be obligated to consummate no more than two registrations that have been declared and ordered effective within any 12-month period; provided that if the registrable securities sought to be included in the registration are not fully included in such registration due to the fault of our company, such registration shall not be deemed to constitute one of the registration rights granted.

Piggyback Registrations. If our company proposes to register for our own account any of our equity securities, or for the account of any holder (other than a holder of registrable securities) of equity securities any of such holder’s equity securities, in connection with the public offering of such securities (except for exempt registrations), our company shall promptly give each holder of registrable securities written notice of such registration and, upon the written request of any holder of registrable securities given within 15 days after delivery of such notice, our company shall use reasonable best efforts to include in such registration any registrable securities thereby requested to be registered by such holder of registrable securities. If a holder of registrable securities decides not to include all or any of its registrable securities in such registration by our company, such holder of registrable securities shall nevertheless continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as may be filed by our company.

Expense of Registration. We will bear all registration expenses, other than the underwriting discounts and selling commissions applicable to the sale of registrable securities pursuant to the current shareholders agreement, subject to certain limitations.

Termination of Registration Rights. Our shareholders’ registration rights shall terminate on the earlier of (i) the date that is five years from the date of closing of IPO, (ii) with respect to any Holder, the date on which such shareholder may sell all of such shareholder’s registrable securities under Rule 144 of the Securities Act in any 90-day period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[                 has agreed to act as the depositary bank for the American Depositary      Shares.                 ’s depositary offices are located at                 . American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is                 , having its principal office at                 .

We have appointed                 as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement will be on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number                 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,                  Class A ordinary shares that are on deposit with the depositary bank and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary bank may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class A ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the Class A ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Class A ordinary shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary bank’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the Class A ordinary shares in the name of the depositary bank or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary bank or the custodian the record ownership in the applicable Class A ordinary shares with the beneficial ownership rights and interests in such Class A ordinary shares being at all times vested with the beneficial owners of the ADSs representing the Class A ordinary shares. The depositary bank or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Class A Ordinary Shares

Whenever we make a free distribution of Class A ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of Class A ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the Class A ordinary shares deposited or modify the ADS-to-Class A ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional Class A ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Class A ordinary shares ratio upon a distribution of Class A ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Class A ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the Class A ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional Class A ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new Class A ordinary shares other than in the form of ADSs.

•	The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, Class A ordinary shares or rights to subscribe for additional Class A ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary bank all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

•	The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

•	The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Class A Ordinary Shares

The Class A ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Class A ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the Class A ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Class A Ordinary Shares

Upon completion of the offering, the Class A ordinary shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in the prospectus. After the completion of the offering, the Class A ordinary shares that are being offered for sale pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in the prospectus.

After the closing of the offer, the depositary bank may create ADSs on your behalf if you or your broker deposit Class A ordinary shares with the custodian and provide the certifications and documentation required by the deposit agreement. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Class A ordinary shares to the custodian. Your ability to deposit Class A ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the Class A ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of Class A ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The Class A ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such Class A ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the Class A ordinary shares.

•

The Class A ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The Class A ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Class A Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying Class A ordinary shares at the custodian’s offices. Your ability to withdraw the Class A ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands law considerations applicable at the time of withdrawal. In order to withdraw the Class A ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class A ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the Class A ordinary shares or ADSs are closed, or (ii) Class A ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the Class A ordinary shares represented by your ADSs. The voting rights of holders of Class A ordinary shares are described in “Description of Share Capital.”

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary bank may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs as follows:

•

In the event of voting by show of hands, the depositary bank will vote (or cause the custodian to vote) all Class A ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•

In the event of voting by poll, the depositary bank will vote (or cause the Custodian to vote) the Class A ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except (a) as set forth above in the case voting is by show of hands, (b) in the event of voting by poll, holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the Class A ordinary shares represented by such holders’ ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Class A ordinary shares may be adversely affected, and (c) as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•   Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S. per ADS issued
• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share ratio, or for any other reason)	Up to U.S. per ADS cancelled
• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. per ADS held

Service	Fees
• ADS Services	Up to U.S. per ADS held on the applicable record date(s) established by the depositary bank
• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. per ADS (or fraction thereof) transferred

•   Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S. per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•

the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary bank may make available to owners of ADSs a means to withdraw the Class A ordinary shares represented by ADSs and to direct the depositary of such Class A ordinary shares into an unsponsored American depositary share program established by the depositary bank. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Class A ordinary shares, for the validity or worth of the Class A ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Class A ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.

•

Nothing in the deposit agreement precludes                (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates                to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

As the above limitations relate to our obligations and the depositary’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the clause, such limitations would likely to continue to apply to ADS holders who withdraw the Class A ordinary shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancellation of the ADSs and the withdrawal of the Class A ordinary shares, and such limitations would most likely not apply to ADS holders who withdraw the Class A ordinary shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the Class A ordinary shares and not under the deposit agreement.

In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you. None of us, the depositary bank or the custodian shall be liable for your failure to obtain the benefits of credits on the basis of non-U.S. tax paid against your income tax liability, or for any tax consequences that you may incur on account of your ownership of or interest in any ADSs.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of Class A ordinary shares (including Class A ordinary shares represented by ADSs) are governed by the laws of the Cayman Islands.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF, OR RELATING TO, THE DEPOSIT AGREEMENT OR THE ADRs, OR THE TRANSACTIONS CONTEMPLATED THEREIN, AGAINST US AND/OR THE DEPOSITARY BANK.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Jurisdiction

We have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement.

The deposit agreement provides that, by holding an ADS or an interest therein, you irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary arising out of or related in any way to the deposit agreement, the ADSs, American depositary receipts or the transactions contemplated thereby or by virtue of ownership thereof, may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts of New York County, New York), and by holding an ADS or an interest therein you irrevocably waive any objection which you may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The deposit agreement also provides that the foregoing agreement and waiver shall survive your ownership of ADSs or interests therein.]

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                ADSs outstanding, representing                 ordinary shares, or approximately                % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the Nasdaq Stock Market, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

[We, our directors, executive officers, all of our existing shareholders and all holders of our share-based awards] have agreed for a period of 180 days after the date of this prospectus, [not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including, but not limited to, any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee share option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed),] without the prior written consent of the representatives of the underwriters.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted shares for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately                 Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our Class A ordinary shares in the form of ADSs or otherwise on the Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our executive officers, employees and consultants who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following discussion of Cayman Islands, mainland China and United States federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state, or local laws or the tax laws of any jurisdiction other than the Cayman Islands, mainland China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel. To the extent that the discussion relates to matters of mainland China’s tax law, it represents the opinion of Global Law Office, our mainland China counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporate tax.

Mainland China

Under the EIT Law, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by mainland China enterprises or mainland China enterprise groups will be classified as mainland China’s resident enterprises only if all of the following conditions are met: (i) the senior management and core management departments in charge of its daily operations function have their presence mainly in mainland China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in mainland China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in mainland China; and (iv) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in mainland China. Further to SAT Circular 82, in June 2018 the SAT amended the SAT Bulletin 45 to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside mainland China. As such, we do not believe that our company meets all of the conditions above or is a resident enterprise of mainland China for mainland China’s tax purposes. For similar reasons, we believe our other entities outside of China are not resident enterprises of mainland China either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the mainland China government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a resident enterprise of mainland China for mainland China’s enterprise income tax purposes, a number of unfavorable mainland China’s tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-resident enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to mainland China’s tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. Furthermore, if we are deemed a resident enterprise of mainland China, dividends paid to our non-resident individual shareholders (including the ADS holders) and any gain realized on the sale or other disposition of ADSs or ordinary shares by such shareholders may be subject to mainland China’s tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-resident shareholders (including the ADS holders) of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a resident enterprise of mainland China. See “Risk Factors—Risks Related to Doing Business in Mainland China—If we are classified as a mainland China resident enterprise for mainland China enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland-China shareholders and ADS holders.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires the ADSs in this offering and holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat our VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current and subsequent taxable years.

Assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets, including goodwill and our anticipated market capitalization immediately following this offering, we do not presently expect to be or become a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash (including the cash raised in this offering) for active purposes, our risk of being or becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, the PFIC rules discussed below under “— Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Subject to the discussion below entitled “—Passive Foreign Investment Company Rules”, any cash distributions paid on the ADSs or ordinary shares (including the amount of any mainland China’s tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations.

Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under mainland China’s tax law, we are eligible for the benefit of the United States-mainland China income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect the ADSs (but not the ordinary shares), which we intend to apply to list on the Nasdaq, will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard. Because the ordinary shares will not be listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

In the event that we are deemed to be a mainland China resident enterprise under the EIT Law (see “Taxation—Mainland China”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the

ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. Subject to certain conditions and limitations, mainland China’s withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below entitled “—Passive Foreign Investment Company Rules”, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

As described in “Taxation—Mainland China,” if we are deemed to be a mainland China resident enterprise under the EIT Law, gains from the disposition of the ADSs or ordinary shares may be subject to mainland China income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as mainland China-source income under the Treaty. Pursuant to United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the United States Treasury regulations.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries is also a PFIC (each a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes a valid mark-to-market election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs in a year when we are a PFIC and we subsequently cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that the ADSs, but not the ordinary shares will be treated as marketable stock upon their listing on the Nasdaq, which is a qualified exchange for these purposes. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consideration of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC, including the availability and possibility of making a mark-to-market election.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE ADSS AND ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the table below. US Tiger Securities, Inc. is the representative of the underwriters.

Name of Underwriters	Number of ADSs
US Tiger Securities, Inc.

Total

The underwriters are committed, severally and not jointly, to taking and paying for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised. [If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.]

The underwriters have an option to buy up to an additional                ADSs from us to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions and estimated expenses to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional ADSs.

	Per ADS		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Public offering price	US$	US$	US$	US$
Underwriting Discounts and Commissions paid by us	US$	US$	US$	US$
Expenses payable by us	US$	US$	US$	US$

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$             per ADS from the initial public offering price. After the initial offering of the ADSs, the representative may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. [             is not broker-dealer registered with the SEC and will not make any offers and sales of ADSs within the United States.              is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.]

We and our officers, directors, all of our existing shareholders and all holders of our share-based awards, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or ADSs or any securities convertible into or exchangeable for our ordinary shares or ADSs during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative.

[The restrictions described in the preceding paragraph may not apply to, among other exceptions, transfer of our ordinary shares or the ADSs by the parties (A) acquired in this offering or otherwise in open market transactions, (B) as a bona fide gift or for bona fide estate planning purposes, or by operation of law or through will or intestacy, or (C) to immediate family members, limited partners or shareholders or affiliates or any beneficially owned and controlled entity, subject to certain conditions. In addition, the lock-up agreements do not restrict the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for our ordinary shares or the ADSs.]

[The representative, in its sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time. Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representative, in its sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.]

Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

[An application has been made] to list the ADSs on the Nasdaq under the symbol “YMT.”

In connection with the offering, the underwriters may purchase and sell the ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales in accordance with Regulation M under the Exchange Act. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately US$            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees, commissions and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may at any time purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

The address of US Tiger Securities, Inc. is 437 Madison Ave, 27/F, New York, NY 10022, United States of America.

[Directed Share Program]

[At our request, the underwriters have reserved up to             % of the ADSs offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale, at the initial public offering price, to our directors, officers, employees and other individuals associated with us and members of their families. Any sales made through the directed share program will be made by             . We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission or ASIC, in relation to the offering.

This document:

(a)	does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) or Corporations Act;

(b)

has not been, and will not be, lodged with the Australian Securities & Investments Commission, as a disclosure document for the purposes of Corporations Act and does not purport to include the information required of a prospectus, product disclosure document or other disclosure document for the purposes of the Corporations Act; and

(c)

may only be provided in Australia to select investors, or the Exempt Investor, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Any person acquiring securities must observe such Australian on-sale restrictions. This document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The ADSs may be offered to companies incorporated under the British Virgin Islands Business Companies Act, 2004, or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside the British Virgin Islands.

Canada

The ADSs may be sold in Canada only to purchasers purchasing in the provinces of Ontario, Quebec, Alberta and British Columbia, or deemed to be purchasing on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

By purchasing the ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to the underwriters and the dealers from whom the purchase confirmation is received that:

(a)

the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

(b)	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

(c)	where required by law, the purchaser is purchasing as principal and not as agent, and

(d)	the purchaser has reviewed the text above under Resale Restrictions.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the Canadian purchasers are hereby notified that the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center, or DIFC

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the Markets Rules 2012 of the Dubai Financial Services Authority, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no ADSs have been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the shares of the ADSs have not been directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Kingdom of Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the board of the Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated October 4, 2004 as amended by resolution number 1-28-2008, as amended or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. By accepting this prospectus and other information relating to the offering of the securities in the Kingdom of Saudi Arabia, each recipient represents that he is a “sophisticated investor,” as set out in the prospectus.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been and will not be registered under the Financial Investment Services and Capital Markets Act of Korea and the decrees and regulations thereunder, and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than to persons falling within the categories specified under Schedule 6 or Section 229(l)(b), Schedule 7 or Section 230(l)(b) and Schedule 8 or Section 257(3) of the Capital Market and Services Act, 2007 of Malaysia: (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and

Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007. The Securities Commission of Malaysia shall not be liable for any non-disclosure on the part of our company and assumes no responsibility for the correctness of any statements made or opinions or reports expressed in this prospectus.

Mainland China

This prospectus has not been and will not be circulated or distributed in mainland China, and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of mainland China or for the benefit of, legal or natural persons of mainland China except pursuant to applicable laws and regulations of mainland China. Neither this prospectus nor any advertisement or other offering material may be distributed or published in mainland China, except under circumstances that will result in compliance with applicable laws and regulations. Further, no legal or natural persons of mainland China may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior mainland China’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

Qatar

The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Singapore

This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time (together, the “SFA”), (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to specified in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

Notification under Section 309B(1)(c) of the SFA: We have determined that the ADSs shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, nor our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority or be publicly distributed or otherwise made publicly available in Switzerland. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates other than in compliance with the laws of the United Arab Emirates governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out above.

United Kingdom

An offer to the public of any ADSs may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any ADSs may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a) to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c) in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of ADSs shall result in a requirement for our company or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and our company that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq listing fee, all amounts are estimates.

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	US$
Nasdaq listing fee	US$
FINRA filing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous costs	US$

Total	US$

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters of U.S. federal securities and New York State law. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to laws of mainland China will be passed upon for us by Global Law Office and for the underwriters by Han Kun Law Offices. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Global Law Office with respect to matters governed by laws of mainland China. Wilson Sonsini Goodrich & Rosati, Professional Corporation may rely upon Han Kun Law Offices with respect to matters governed by laws of mainland China.

EXPERTS

The consolidated financial statements of Yimutian Inc. as of December 31, 2021 and 2022, and for the years then ended have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2022 consolidated financial statements contains an explanatory paragraph that states that the Company experienced recurring operating losses, had net cash used in operating activities and net current liabilities, that raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The office of KPMG Huazhen LLP is located at 8th Floor, KPMG Tower, Oriental Plaza, No.1 East Chang An Avenue, Beijing, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. All information filed with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov.

Yimutian Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Yimutian Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Yimutian Inc. and subsidiaries (the Company) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022 and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2(a) to the consolidated financial statements, the Company experienced recurring operating losses, had net cash used in operating activities and net current liabilities, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2021.

Beijing, China

December 22, 2023

YIMUTIAN INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
				(Note 2(e))
ASSETS
Current assets
Cash	2(g)	17,291	6,648	964
Restricted cash		—	37	5
Accounts receivable, net	3	3,537	4,042	586
Amounts due from related parties	19	15,973	16,254	2,357
Prepayments and other current assets	4	60,923	31,028	4,501

Total current assets		97,724	58,009	8,413

Non-current assets
Restricted cash, non-current		37	—	—
Property and equipment, net	5	2,410	2,138	310
Operating lease right-of-use assets	6	12,022	8,784	1,274
Long-term investments	7	1,082	—	—
Other non-current assets	8	2,619	1,484	215

Total non-current assets		18,170	12,406	1,799

Total assets		115,894	70,415	10,212

LIABILITIES
Current liabilities
Accounts payable (including accounts payable of VIEs without recourse to the Company of RMB1,299 and RMB2,811 as of December 31, 2021 and 2022, respectively)		1,299	2,811	408
Contract liabilities, current (including contract liabilities of the consolidated VIEs without recourse to the Company of RMB82,290 and RMB97,250 as of December 31, 2021 and 2022, respectively)	20	82,290	97,250	14,100
Bank loans (including bank loans of VIEs without recourse to the Company of RMB2,636 and RMB2,000 of December 31, 2021 and 2022, respectively)	9	2,636	2,000	290
Financial liabilities	11	256,942	298,780	43,319
Shareholder loans, at amortized cost (including shareholder loans, at amortized cost of VIEs without recourse to the Company of RMB41,874 and RMB41,874 as of December 31, 2021 and 2022, respectively)	12	111,988	99,149	14,375
Amounts due to related parties	19	22,015	20,388	2,956
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB75,590 and RMB68,378 as of December 31, 2021 and 2022, respectively)	10	87,731	80,869	11,726
Operating lease liabilities, current (including operating lease liabilities of the consolidated VIEs without recourse to the Company of RMB7,975 and RMB4,549 as of December 31, 2021 and 2022, respectively)	6	8,888	5,503	797

Total current liabilities		573,789	606,750	87,971

The accompanying notes are an integral part of these consolidated financial statements.

YIMUTIAN INC.

CONSOLIDATED BALANCE SHEETS (Continued)

As of December 31, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
				(Note 2(e))
Non-current liabilities
Contract liabilities, non-current (including contract liabilities of VIEs without recourse to the Company of RMB2,641 and RMB5,846 as of December 31, 2021 and 2022, respectively)	20	2,641	5,846	848
Operating lease liabilities, non-current (including operating lease liabilities of VIEs without recourse to the Company of RMB2,472 and RMB2,844 as of December 31, 2021 and 2022, respectively)	6	2,472	3,218	467

Total non-current liabilities		5,113	9,064	1,315

Total liabilities		578,902	615,814	89,286

Commitments and contingencies (Note 21)

MEZZANINE EQUITY
Series A Redeemable Convertible Preferred Shares (US$0.00001 par value, 387,781,378 shares authorized, issued and outstanding as of December 31, 2021 and 2022; Redemption value of RMB40,034 and RMB47,231 as of December 31, 2021 and 2022, respectively; Liquidation preference of RMB22,315 and RMB24,376 as of December 31, 2021 and 2022, respectively)	13	40,034	47,231	6,848
Series B Redeemable Convertible Preferred Shares (US$0.00001 par value, 703,901,412 shares authorized as of December 31, 2021 and 2022; 423,548,558 shares issued and outstanding as of December 31, 2021 and 2022; Redemption value of RMB357,116 and RMB421,310 as of December 31, 2021 and 2022, respectively; Liquidation preference of RMB217,500 and RMB237,590 as of December 31, 2011 and 2022, respectively)	13	357,116	421,310	61,084
Series C Redeemable Convertible Preferred Shares (US$0.00001 par value, 517,022,352 shares authorized, issued and outstanding as of December 31, 2021 and 2022; Redemption value of RMB104,062 and RMB122,768 as of December 31, 2021 and 2022, respectively; Liquidation preference of RMB70,805 and RMB79,529 as of December 31, 2021 and 2022, respectively)	13	142,969	160,451	23,263
Series C-1 Redeemable Convertible Preferred Shares (US$0.00001 par value, 357,323,044 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively; Redemption value of RMB109,658 and RMB129,370 as of December 31, 2021 and 2022, respectively; Liquidation preference of RMB95,636 and RMB104,469 as of December 31, 2021 and 2022, respectively)	13	109,658	129,370	18,757

The accompanying notes are an integral part of these consolidated financial statements.

YIMUTIAN INC.

CONSOLIDATED BALANCE SHEETS (Continued)

As of December 31, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
				(Note 2(e))
Series C-2 Redeemable Convertible Preferred Shares (US$0.00001 par value, 220,757,061 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively; Redemption value of RMB135,503 and RMB159,861 as of December 31, 2021 and 2022, respectively; Liquidation preference of RMB79,055 and RMB86,361 as of December 31, 2021 and 2022, respectively)	13	140,064	159,861	23,178
Series D Redeemable Convertible Preferred Shares (US$0.00001 par value, 121,568,998 shares authorized, 65,025,278 and 93,297,138 shares issued and outstanding as of December 31, 2021 and 2022, respectively; Redemption value of RMB67,061 and RMB114,643 as of December 31, 2021 and 2022, respectively; Liquidation preference of RMB63,757 and RMB104,469 as of December 31, 2021 and 2022, respectively)	13	71,353	112,247	16,274
Subscription receivable from Series B Redeemable Convertible Preferred Shares	13	(10,731)	(11,722)	(1,700)
Subscription receivable from Series C Redeemable Convertible Preferred Shares	13	(56,636)	(37,509)	(5,438)
Subscription receivable from Series C-1 Redeemable Convertible Preferred Shares	13	(35,067)	(38,306)	(5,554)

Total mezzanine equity		758,760	942,933	136,712

SHAREHOLDERS’ DEFICIT:
Ordinary shares (US$0.00001 par value, 2,691,645,755 shares authorized, 396,547,016 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	14	27	27	4
Accumulated other comprehensive income (loss)		9,418	(77,397)	(11,222)
Accumulated deficit		(1,231,213)	(1,411,227)	(204,606)

Total shareholders’ deficit attributable to ordinary shareholders of Yimutian Inc.		(1,221,768)	(1,488,597)	(215,824)
Non-controlling interests		—	265	38

Total shareholders’ deficit		(1,221,768)	(1,488,332)	(215,786)

Total liabilities, mezzanine equity and shareholders’ deficit		115,894	70,415	10,212

The accompanying notes are an integral part of these consolidated financial statements.

YIMUTIAN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

		For the year ended December 31,
	Note	2021	2022
		RMB	RMB	US$
				(Note 2(e))
Revenues	20	130,649	155,795	22,588
Cost of revenues		(60,865)	(48,077)	(6,971)

Gross profit		69,784	107,718	15,617
Selling and marketing expenses		(83,178)	(87,820)	(12,733)
General and administrative expenses		(46,527)	(51,412)	(7,454)
Research and development expenses		(62,198)	(52,804)	(7,656)
Other income, net		824	1,541	223

Operating loss		(121,295)	(82,777)	(12,003)

Impairment loss on a long-term investment	7	—	(500)	(72)
Interest income		146	45	7
Interest expense		(119)	(657)	(95)
Change in fair value of financial liabilities	11	(54,398)	(31,936)	(4,630)
Gain (loss) from derecognition of financial liabilities	11	(4,206)	1,147	166

Loss before income taxes and share of loss of an equity method investment		(179,872)	(114,678)	(16,627)
Income tax expense	17	—	—	—
Share of loss of an equity method investment	7	(918)	(1,082)	(157)

Net loss		(180,790)	(115,760)	(16,784)
Net loss attributable to non-controlling interests		—	35	5

Net loss attributable to Yimutian Inc.		(180,790)	(115,725)	(16,779)
Deemed dividend to a Series C Redeemable Convertible Preferred Shareholder	13	(28,818)	—	—
Deemed dividend to Series D Redeemable Convertible Preferred Shareholders	13	(293)	—	—
Accretion of redeemable convertible preferred shares to redemption value	13	(54,237)	(64,289)	(9,321)

Net loss attributable to ordinary shareholders of Yimutian Inc.		(264,138)	(180,014)	(26,100)

Net loss		(180,790)	(115,760)	(16,784)
Other comprehensive income (loss):
Fair value changes of financial liabilities due to instrument-specific credit risk, net of nil income taxes		1,220	(883)	(128)
Reclassification adjustment for gain (loss) on financial liabilities in net income, net of nil income taxes		4,206	(1,147)	(166)
Foreign currency translation adjustment, net of nil income taxes		15,830	(84,785)	(12,293)

Total comprehensive loss		(159,534)	(202,575)	(29,371)

Net loss per ordinary share
—Basic and diluted	18	(0.67)	(0.45)	(0.07)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
—Basic and diluted		396,547,016	396,547,016	396,547,016

The accompanying notes are an integral part of these consolidated financial statements.

YIMUTIAN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the Years Ended December 31, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

	Ordinary shares		Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ deficit to ordinary shareholders	Non- controlling interests	Total shareholders’ deficit
	Shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	396,547,016	27	(11,838)	(967,075)	(978,886)	—	(978,886)
Net loss	—	—	—	(180,790)	(180,790)	—	(180,790)
Deemed dividend to a Series C Redeemable Convertible Preferred Shareholder	—	—	—	(28,818)	(28,818)	—	(28,818)
Deemed dividend to Series D Redeemable Convertible Preferred Shareholders	—	—	—	(293)	(293)	—	(293)
Accretion of redeemable convertible preferred shares	—	—	—	(54,237)	(54,237)	—	(54,237)
Fair value changes of financial liabilities due to instrument- specific credit risk, net of nil income taxes	—	—	1,220	—	1,220	—	1,220
Reclassification adjustment for losses on financial liabilities in net income, net of income taxes	—	—	4,206	—	4,206	—	4,206
Foreign currency translation adjustment, net of nil income taxes	—	—	15,830	—	15,830	—	15,830

Balance as of December 31, 2021	396,547,016	27	9,418	(1,231,213)	(1,221,768)	—	(1,221,768)
Net loss	—	—	—	(115,725)	(115,725)	(35)	(115,760)
Accretion of redeemable convertible preferred shares	—	—	—	(64,289)	(64,289)	—	(64,289)
Investment from a non-controlling shareholder	—	—	—	—	—	300	300

YIMUTIAN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT  (Continued)

For the Years Ended December 31, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

	Ordinary shares		Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ deficit to ordinary shareholders	Non- controlling interests	Total shareholders’ deficit
	Shares	RMB	RMB	RMB	RMB	RMB	RMB
Fair value changes of financial liabilities due to instrument- specific credit risk, net of nil income taxes	—	—	(883)	—	(883)	—	(883)
Reclassification adjustment for gains on financial liabilities in net income, net of income taxes	—	—	(1,147)	—	(1,147)	—	(1,147)
Foreign currency translation adjustment, net of nil income taxes	—	—	(84,785)	—	(84,785)	—	(84,785)

Balance as of December 31, 2022	396,547,016	27	(77,397)	(1,411,227)	(1,488,597)	265	(1,488,332)

Balance as of December 31, 2022-US$ (Note 2(e))	396,547,016	4	(11,222)	(204,606)	(215,824)	38	(215,786)

The accompanying notes are an integral part of these consolidated financial statements.

YIMUTIAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Years Ended December 31, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the year ended December 31
	2021	2022
	RMB	RMB	US$
			(Note 2(e))
Operating activities:
Net loss	(180,790)	(115,760)	(16,784)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,405	1,645	239
Reduction in the carrying amount of operating lease right-of-use assets	9,928	10,246	1,486
Allowance for credit losses	10,954	1,475	214
Changes in fair value of financial instruments	54,398	31,936	4,630
Share of loss of an equity method investee	918	1,082	157
Loss (gain) from derecognition of financial liabilities	4,206	(1,147)	(166)
Loss on disposal of property and equipment	159	3	—
Impairment loss on a long-term investment	—	500	72
Foreign currency exchange loss (gain)	(868)	3,346	485
Changes in operating assets and liabilities:
Accounts receivable	(3,250)	(442)	(64)
Prepayments and other current assets	(19,052)	28,357	4,113
Other non-current assets	(640)	1,403	203
Accounts payable	769	1,512	219
Amounts due to related parties	18,134	(1,921)	(279)
Contract liabilities	21,764	18,165	2,634
Accrued expenses and other current liabilities	24,454	(6,913)	(1,002)
Operating lease liabilities	(9,894)	(9,647)	(1,400)

Net cash used in operating activities	(67,405)	(36,160)	(5,243)

Investing activities:
Cash paid for purchase of property and equipment	(1,658)	(1,344)	(195)
Cash paid for long-term investments	(2,000)	(500)	(72)
Proceeds from disposal of property and equipment	166	—	—

Net cash used in investing activities	(3,492)	(1,844)	(267)

Financing activities:
Proceeds from bank loans	1,000	2,000	290
Repayment for bank loans	(1,364)	(2,636)	(382)
Proceeds from shareholder loans	2,146	—	—
Repayment for shareholder loans	—	(12,927)	(1,874)
Repayment for ODI Convertible Loans	(15,000)	(32,039)	(4,645)
Loans provided to related parties	(3,084)	—	—
Loan repaid by a related party	2,601	—	—
Proceeds from issuance of Series C Redeemable Convertible Preferred Shares	19,187	20,178	2,926
Proceeds from issuance of Series D Redeemable Convertible Preferred Shares	25,806	32,039	4,645
Proceeds from issuance of financial liabilities	32,039	19,500	2,827

YIMUTIAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS  (Continued)

For Years Ended December 31, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the year ended December 31
	2021	2022
	RMB	RMB	US$
			(Note 2(e))
Net cash provided by financing activities	63,331	26,115	3,787

Effect of foreign currency exchange rate changes on cash and restricted cash	289	1,246	180

Net decrease in cash and restricted cash	(7,277)	(10,643)	(1,543)
Cash and restricted cash at the beginning of the year	24,605	17,328	2,512

Cash and restricted cash at the end of the year	17,328	6,685	969

Supplemental disclosure of cash flow information:
Interest paid	(119)	(144)	(21)
Noncash in investing and financing activities
Issuance of Series D Redeemable Convertible Preferred Shares upon conversion of financial liabilities (see Note 11)	43,981	—	—
Subscription receivable in connection with issuance of Series C Redeemable Convertible Preferred Shares (see Note 13)	19,355	—	—
Payable for repurchasing Series C Redeemable Convertible Preferred Shares (see Note 13)	38,633	—	—
Offsetting payable for repurchasing Series C Redeemable Convertible Preferred Shares with subscription receivable of Series C-1 Redeemable Convertible Preferred Shares (see Note 13)	35,483	—	—

The accompanying notes are an integral part of these consolidated financial statements.

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets that sum to the total of such amounts shown in the consolidated statements of cash flows:

			As of December 31,
	Note		2021	2022
			RMB	RMB	US$
					(Note 2(e))
Cash	2	(g)	17,291	6,648	964
Restricted cash			—	37	5
Restricted cash, non-current			37	—	—

Total cash and restricted cash			17,328	6,685	969

The accompanying notes are an integral part of these consolidated financial statements.

YIMUTIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

1. DESCRIPTION OF BUSINESS AND ORGANIZATION

Description of business

Yimutian Inc. (“the Company”), through its wholly-owned subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as “the Group”), is principally engaged in the provision of integrated platform services for agricultural product transaction in the People’s Republic of China (the “PRC”).

Organization

The Group operates its online business in the PRC through Beijing Yimutian Network Technology Co., Ltd. (“Beijing Yimutian” or the “WFOE”), Beijing Yimutian New Agriculture Network Technology Co., Ltd. (“Yimutian Xinnong”), which was established on August 1, 2011 and Beijing Douniu Network Technology Co., Ltd. (“Beijing Douniu”), which was established on September 10, 2021, (collectively the “VIEs”), in order to comply with the PRC laws and regulations which prohibit or restrict control of companies involved in the provision of value-added telecommunication services by foreign investors. The VIEs hold the necessary licenses to carry out the internet value-added businesses in China. The equity interests of Yimutian Xinnong and Beijing Douniu are legally held by Mr. Deng Jinhong and certain individuals who act as nominee equity holders of the VIEs on behalf of WFOE, the Company’s wholly owned subsidiary. A series of contractual agreements, including Powers of Attorney, Exclusive Business Cooperation Agreements, Equity Pledge Agreements, Exclusive Option Agreements, Letter of Confirmation and Undertaking and Spouse Consent Letters (collectively, the “VIE Agreements”), were entered among WFOE, VIEs and its nominee equity holders. Through the VIE Agreements, the nominee equity holders of the VIEs have granted all their legal rights including voting rights and disposition rights of their equity interests in the VIEs to WFOE.

Pursuant to the VIE Agreements, the Company is able to exercise effective control over, bears the risks of, enjoys substantially all of the economic benefits of the VIEs, and has an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law at the lowest price possible. The Company’s management concluded that Yimutian Xinnong and Beijing Douniu are VIEs and WFOE is its primary beneficiary. As such, the consolidated financial statements of the VIEs are included in the consolidated financial statements of the Company.

The principal terms of the VIE Agreements are described below.

1) Powers of Attorney

Pursuant to the powers of attorney executed by the equity holders of the VIEs, each of them irrevocably authorizes the WFOE, or any person designated by the WFOE, to act on their respective behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholders concerning all the equity interest held by each of them in the VIEs, including without limitation, the right to (i) propose, convene and attend shareholders’ meetings and sign relevant resolutions, (ii) exercise all shareholder’s rights under laws of Chinese Mainland and the articles of association of the VIEs, such as the voting right, nomination right and appointment right, (iii) receive dividends and sell, transfer, pledge or dispose of all the equity held in part or in whole in the VIEs. The powers of attorney remain irrevocably effective as long as such equity holders remain as the equity holders of the VIEs.

2) Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreements, among the WFOE and the VIEs, the WFOE has the exclusive right to provide the VIEs with comprehensive technological support and consulting services,

1. DESCRIPTION OF BUSINESS AND ORGANIZATION  (Continued)

including but not limited to software licensing, technology research and development, staff training and technology consultations. Without the WFOE’s prior written consent, the VIEs may not accept the same or similar service contemplated by the agreement provided by any third party during the term of the agreement. The VIEs agreed to pay the WFOE service fees, the amount of which will be subject to adjustment by the WFOE. The exclusive business cooperation agreement remains effective indefinitely except agreed otherwise or terminated by the WFOE in writing. The Exclusive Business Cooperation Agreement between Beijing Yimutian and Xinnong will be in effect until July 31, 2031 which represents the end of operation term of Xinnong, and agreement between Beijing Yimutian and Douniu will be effect until May 13, 2044 which represents the end of operation term of Beijing Yimutian.

3) Equity Pledge Agreements

Pursuant to the equity pledge agreements among the WFOE, the VIEs and their respective equity holders, the equity holders of the VIEs pledged all of their equity interests in the VIEs to the WFOE to guarantee the performance of the obligations by such equity holders and by the VIEs under the exclusive option agreements, the exclusive business cooperation agreements and the powers of attorney. In the event of a breach by the VIEs or any of their respective equity holders of the obligations under these contractual arrangements, the WFOE, as pledgee, will have the right to enforce the pledge. The equity holders of the VIEs also covenant that, without the prior written consent of the WFOE, they will not dispose of the pledged equity, create or allow any encumbrance on the pledged equity. The agreement will remain in effect until the fulfillment of all the obligations under other VIE agreements.

4) Exclusive Option Agreements

Pursuant to the exclusive option agreements entered among the WFOE, the VIEs and their respective equity holders, each of the equity holders of the VIEs has irrevocably granted the WFOE, or any person or persons designated by the WFOE, an exclusive option to purchase all or part of the equity in the VIEs. The WFOE or person(s) designated by the WFOE may exercise such options to purchase equity in the VIEs at the lowest price permitted under laws of Chinese mainland. The VIEs and their respective equity holders covenant that, without the WFOE’s prior written consent, they will not, among other things, (i) amend the VIEs’ articles of association, (ii) increase or decrease the VIEs’ registered capital or change its structure of registered capital, and (iii) sell, transfer, mortgage, or dispose of any assets of the VIEs’ that is more than US$50,000. The equity holders of the VIEs covenant that they will not create any pledge or encumbrance on their equity in the VIEs, other than those created under the equity pledge agreements as part of the contractual arrangements. The Exclusive Option Agreements will be terminated when the entire equity interests in the VIEs have been transferred to the Company or its designee(s) pursuant to the agreements.

5) Letters of Confirmation and Undertaking

Pursuant to the letters of confirmation and undertaking executed by the equity holders of the VIEs, each of them, among other things, (i) confirms that his/her spouse does not have the right to claim any interests in the respective equity of the VIEs (together with any other interests therein) or exert influence on the day-to-day management and voting matters of the respective equity of the VIEs; undertakes that (ii) in the event of his/her divorce, he/she will take all actions that the WFOE deems necessary to safeguard the execution of the contractual arrangement; (iii) he/she will not participate in, engage in, or merge with any business that competes with the WFOE or hold any interest from such business; (iv) he/she will not cause any conflict of interest between the WFOE and the VIEs or himself/herself; and (v) in the event of such conflict of interest, he/she will act in accordance with the WFOE’s instruction to eliminate such conflict of interest. The letters will remain in effect until the fulfillment of all the obligations under other VIE agreements.

1. DESCRIPTION OF BUSINESS AND ORGANIZATION  (Continued)

6) Spouse Consent Letters

Pursuant to the spousal consent letters executed by the spouses of the applicable individual equity holders of the VIEs, each of them unconditionally and irrevocably agreed that the equity in the WFOE held by and registered in the name of such shareholder be disposed of in accordance with the exclusive business cooperation agreements, the exclusive option agreements, the equity pledge agreements, the powers of attorney, and the letters of confirmation and undertaking, and that such equity holders may perform, amend or terminate such agreements without his or her spouse’s consent. In addition, each of them agrees not to assert any rights over the equity interest in the VIEs held by his or her respective spouses. In the event that any of them obtains any equity interest in the VIEs held by their respective spouses for any reason, such spouses agree to be bound by similar obligations and agree to enter into similar contractual arrangements. The letters will remain in effect until the fulfillment of all the obligations under other VIE agreements.

Risks in relation to VIE structure

In the opinion of the Company’s management, based on the legal opinion obtained from the Company’s PRC legal counsel, the VIE Agreements have resulted in the Company having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIE at its discretion. The Company considers that it has the right to receive all the benefits and assets of the VIEs. As the VIEs were established as a limited liability company under the PRC law, its creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs, and the Company does not have the obligation to assume the liabilities of the VIEs.

The Company has determined that the VIE Agreements are in compliance with PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the VIE Agreements; and if the equity holders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the VIEs also depends on the rights provided to the Company under the Powers of Attorney to vote on all matters requiring equity holders’ approval in the respective VIEs. As noted above, the Company believes these Powers of Attorney are legally enforceable but yet they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements between Beijing Yimutian the VIEs and its respective equity holders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

•	revoke the business licenses and/or operating licenses of the WFOE and VIEs;

•	discontinue or place restrictions or onerous conditions on the operations through transactions between the WFOE and VIEs;

•	impose fines, confiscate the income from WOFE or the VIEs, or impose other requirements with which the Company or the VIEs may not be able to comply;

•

require the Company to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the Company’s ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

•

restrict or prohibit the Company use of the proceeds of overseas offering or other offshore financing activities to fund the business and operations in China and the Company’ right to collect revenues; and

•	take other regulatory or enforcement actions that could be harmful to the business.

1. DESCRIPTION OF BUSINESS AND ORGANIZATION  (Continued)

The imposition of any of the above restrictions or actions may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Company to lose the right to direct the activities of the VIEs or the right to receive its economic benefits, the Company would no longer be able to consolidate the VIEs. The Company’s management believes that the likelihood to lose the Company’s current ownership structure or the contractual arrangements with the VIE is remote based on the current facts and circumstances.

There is no VIE in which the Company has a variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs.

The following consolidated assets and liabilities information of the Group’s VIEs as of December 31, 2021 and 2022, and consolidated revenues, net loss and cash flow information for the years ended December 31, 2021 and 2022, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company and its subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2021	2022
	RMB	RMB
Cash	7,139	5,415
Restricted cash	—	37
Accounts receivable, net	3,537	4,042
Amounts due from related parties*	7,707	8,536
Prepayments and other current assets	45,071	29,183

Total current assets	63,454	47,213

Restricted cash, non-current	37	—
Property and equipment, net	2,406	2,127
Operating lease right-of-use assets	11,045	7,369
Long-term investments**	3,937	2,833
Other non-current assets	2,400	1,408

Total non-current assets	19,825	13,737

Total assets	83,279	60,950

Accounts payable	1,299	2,811
Contract liabilities, current	82,290	97,250
Bank loans	2,636	2,000
Shareholder loans, at amortized cost	41,874	41,874
Amounts due to related parties***	106,549	105,469
Accrued expenses and other current liabilities	75,590	68,378
Operating lease liabilities, current	7,975	4,549

Total current liabilities	318,213	322,331

Contract liabilities, non-current	2,641	5,846
Operating lease liabilities, non-current	2,472	2,844

Total non-current liabilities	5,113	8,690

Total liabilities	323,326	331,021

*	Amounts due from related parties represent amounts due from the Company’s wholly-owned subsidiaries, which are eliminated upon consolidation.

1. DESCRIPTION OF BUSINESS AND ORGANIZATION  (Continued)

**	Long-term investments represent investment in a subsidiary of Yimutian Hong Kong Limited, which are eliminated upon consolidation.
***	Amount due to related parties represent amount due to the Company and its wholly-owned subsidiaries, which are eliminated upon consolidation.

	For the year ended December 31,
	2021	2022
	RMB	RMB
Revenues	130,955	155,433
Net loss	(89,244)	(30,323)
Net cash provided by (used in) operating activities	(34,499)	30,399
Net cash used in investing activities	(3,492)	(1,844)
Net cash provided by (used in) financing activities	29,695	(30,279)
Net decrease in cash and restricted cash	(8,296)	(1,724)
Cash and restricted cash at the beginning of the year	15,472	7,176
Cash and restricted cash at the end of the year	7,176	5,452

The unrecognized revenue-producing assets that are held by the VIEs primarily consist of ICP license, trademarks, patents, know-how and customer relationships. None of the assets of the VIEs can be used only to settle obligations of VIEs. None of the assets of the VIEs has been pledged or collateralized. The creditors of the VIE do not have recourse to the general credit of the Company or its consolidated subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) assuming the Group will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Group’s ability to continue as a going concern exists.

The Group experienced recuring operating losses. For the year ended December 31, 2022, the Group had net cash used in operating activities of RMB36,160. As of December 31, 2022, the Group had net current liabilities (current liabilities less current assets) of RMB548,741. The Group will require additional liquidity to continue its operations over the next 12 months.

The Group is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements, obtaining agreements with the existing investors to extend the due dates for outstanding debt. In addition, the Group plans to diversify revenue streams and implement cost saving measures to grow revenues and decrease expenses. However, the Group may be unable to access further equity or debt financing when needed. As such, there can be no assurance that the Group will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Group were unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs in which the Group, through its WFOE, has a controlling financial interest, and the VIEs’ subsidiaries.

All intercompany transactions and balances among the Group, its subsidiaries, the VIEs, and the VIEs’ subsidiaries have been eliminated upon consolidation.

(c)	Non-controlling interests

For the Group’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Group. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive loss to distinguish the interests from that of the Group.

(d)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Accounting estimates include, but not limited to, the allowance for credit losses, depreciable lives and recoverability of property and equipment, the realization of deferred income tax assets, the fair values of share-based compensation awards, the fair values of redeemable convertible preferred shares, the fair values of financial liabilities, and determination of the stand-alone selling price (“SSP”). Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(e)	Convenience translation

Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate.

The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(f)	Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(g)	Cash

Cash consist of cash on hand and cash at bank. The Group places its cash with financial institutions with high-credit ratings and quality and believes it is not exposed to significant risk on cash and restricted cash. The Group’s cash at bank is deposited in financial institutions at below locations:

	As of December 31,
	2021	2022
	RMB	RMB
Financial institutions in the Chinese Mainland
—Denominated in Renminbi (“RMB”)	8,771	5,635
—Denominated in US$	3,606	777

Total cash balances held at Chinese Mainland financial institutions	12,377	6,412

Financial institution in Hong Kong Special Administrative Region (“Hong Kong S.A.R.”)
—Denominated in US$	4,538	42

Total cash balances held at the Hong Kong S.A.R. financial institution	4,538	42

Financial institution in United States
—Denominated in US$	362	182

Total cash balances held at United States financial institution	362	182

Total cash at bank	17,277	6,636

The bank deposits with each financial institution in the Chinese Mainland, Hong Kong and United States, are insured by the government authorities up to RMB500, HKD500 and USD250, respectively. The bank deposits are insured by the government authorities with amounts up to RMB4,584 and RMB3,059 as of December 31, 2021 and 2022, respectively. The Group has not experienced any losses in uninsured bank deposits.

(h)	Long-term investments

Long-term investments represent the Group’s investments in privately held companies, which include equity method investment and equity investment without a readily determinable fair value.

Equity method investments

The Group applies the equity method to account for an equity investment, according to ASC 323, Investment—Equity Method and Joint Ventures (“ASC 323”), over which it has significant influence but does not own a majority equity interest or otherwise control. After the date of investment, the Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investees’ net income or loss in share of losses of equity method investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group reviews its equity method investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Equity investments without a readily determinable fair value

For an equity investee where the Group does not have the ability to exercise significant influence, and there are no readily determinable fair value, the Group elects to use the measurement alternative to measure the investment at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

orderly transactions for identical or similar investments of the same issuer since the Group adopted ASC 321, Investments—Equity Securities (“ASC 321”) on January 1, 2021. The Group performs a qualitative assessment considering impairment indicators to evaluate whether its equity investment without a readily determinable fair value is impaired. All gains and losses on the investment, realized and unrealized, are recognized in the consolidated statements of comprehensive loss.

(i)	Property and equipment, net

Property and equipment are stated at cost less depreciation and any impairment. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, as follows:

Electronic equipment	3 years
Office furniture and others	3 years
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized and amortized over the remaining useful life.

(j)	Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets or asset group by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets or asset group and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets or asset group, the Group recognizes an impairment loss based on the excess of the carrying value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2021 and 2022.

(k)	Value added taxes

The Company’s PRC subsidiaries and VIEs are subject to value added tax (“VAT”). Revenue is generally subject to VAT and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

(l)	Fair value measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and restricted cash, accounts receivable, amounts due from related parties, receivable from online platforms, receivables on behalf of merchants, staff advances and deposits included in prepayments and other current assets and deposits included in other non-current assets, bank loans, accounts payable, amounts due to related parties, accrued expenses and other current liabilities, financial liabilities and shareholder loans, at amortized cost. The carrying amounts of cash and restricted cash, accounts receivable, amounts due from related parties, receivable from online platforms, receivables on behalf of merchants, staff advances and deposits included in prepayments and other current assets, bank loans, accounts payable, amounts due to related parties, accrued expenses and other current liabilities and shareholder loans, at amortized cost approximate their fair values due to the short-term maturities.

The Group’s non-financial assets, such as property and equipment, equity investments without a readily determinable fair value the Group elects to use the measurement alternative to measure the investment at cost and equity method investments, would be measured at fair value only if they were determined to be impaired. On a recurring basis, financial liabilities presented in Note 11 elected fair value option were measured at fair value.

(m)	Revenue recognition

The Group adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) and recognizes revenue upon the transfer of control of promised services to the Group’s customers, in the amount of consideration the Group expects to receive for those services. Revenue is recorded net of value added tax (“VAT”).

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Group identifies performance obligations in the contract. The Group recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates transaction price to each performance obligation based on its relative standalone selling price. The Group generally determines relative standalone selling prices based on its standard price list, taking into consideration market conditions and its overall pricing strategy.

When another party is involved in a transaction, the Group evaluates whether it is a principal or an agent to determine whether revenue should be recorded on a gross or net basis. The Group acts as a principal if it obtains control over the goods and services before they are transferred to customers. In such case, revenue is recorded on a gross basis. If the Group does not control the goods and services before they are transferred to customers and acts as an agent, revenue is recorded on a net basis.

The Group applied the practical expedient to expense costs as incurred for incremental costs to obtain a contract with a customer, such as sales commission, when the amortization period would have been one year or less. Other incremental costs of obtaining contracts with customers are capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the services to which the capitalized costs relate. The incremental costs of obtaining contracts with customers were immaterial for the years ended December 31, 2021 and 2022.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Digital Agricultural Commerce Services

The Group operates two online platforms, namely Yimutian and Douniu, which facilitate transactions of agricultural products from merchants to wholesale markets and business buyers. The Group earns revenue from charging service fees on merchants in respect of membership services, value-added services and transaction services provided on Yimutian and Douniu platforms. When the service fees are paid in advance, they are initially recorded as contract liabilities.

Membership services

The Group provides subscription-based membership services to merchants on the online platforms, which allow its members to enjoy certain privileges, such as hosting premium storefronts on the Group’s online platforms. The subscription periods for the membership services range from one year to two years. The Group collects the non-refundable membership service fees in advance and records as contract liabilities, of which the subscription periods within one year are recorded in the current liabilities and the subscription periods over one year are recorded in the non-current liabilities. As the members receive and consume the benefits of obtaining the privileges throughout the subscription periods, the membership fees are recognized as revenue over the subscription periods on a straight-line basis.

Value-added services

The Group provides merchants with value-added services, which include advertising services and contact privilege services.

The Group provides merchants with advertising services on the online platforms, which include display of digital advertisements and merchant certification services. For display of digital advertisements, the Group recognizes revenues from CPC (cost per click) arrangements based on the number of clicks and from CPM (cost per thousand impression) arrangements based on the number of times displayed and cost per thousand impressions. Merchant certification services, which provide merchants with certification labels, are valid ranging from one month to two years. Service fees from merchant certification services are recognized as revenue on a straight-line basis over the service period, as merchants simultaneously receive and consume the benefits from the certification services throughout the service period.

Contact privilege services enable merchants to make calls or send text messages to potential buyers via the online platforms for a fixed quantity over a period ranging from one month to two years. The Group recognizes revenue from contact privilege services at the point in time when the merchants exercise the right to make calls or send text messages or when the right expires unexercised. The breakage amounts were immaterial for the years ended December 31, 2021 and 2022.

The Group collects value-added service fees in advance and records as contract liabilities. The contract balance that will be recognized as revenue in the next twelve months is classified as current liabilities, and the remaining balance is classified as non-current liabilities.

Transaction services

The Group facilitates the sales transactions between merchants and buyers on Yimutian and Douniu platforms. Upon the completion of the transactions of certain agricultural products conducted on the platforms, the Group charges the merchants transaction fees.

Transaction fee is calculated as a predetermined percentage of the purchase price of the agricultural products. Transaction fee is recognized as revenue upon the completion of the transactions when the transaction service is accepted by merchants. The Group does not control the agricultural products before they are transferred to customers. Therefore, the Group recognizes revenue on a net basis i.e. it recognizes the transaction fees as its revenue.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Other Digital Agricultural Solutions

The Group provides other digital agricultural solutions services to local agricultural production organizations, which primarily include providing industry consulting reports, organizing agricultural conferences and digital agricultural training programs. Revenue is recognized at the point in time when the report is delivered or when the conferences take place. Revenue from provision of training programs is recognized over the period of the programs.

(n)	Contract balances

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. A contract asset is recorded when the Group recognizes revenue before being unconditionally entitled to the consideration under the terms in the contract. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of the consideration is due.

A contract liability is recorded when the customer pays non-refundable consideration before the Group recognizes the related revenue. A contract liability is also recorded if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such latter cases, a corresponding receivable is recorded.

The provision of credit losses for accounts receivable is based upon the expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical credit loss experience, adjusted for relevant factors impacting collectability and forward-looking information indicative of external market conditions. While the Group uses the best information available in making determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond the Group’s control. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Group estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Group does not have any off-balance sheet credit exposure related to its customers.

(o)	Cost of revenues

Cost of revenues consists primarily of (i) staff cost, (ii) cloud service fees charged by cloud service providers, (iii) depreciation and (iv) other costs related to revenues.

(p)	Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) staff cost, and (ii) advertising and promotion expenses, and (iii) rental, depreciation and other expenses related to selling and marketing functions. The advertising and promotion expenses were RMB16,893 and RMB13,174 for the years ended December 31, 2021 and 2022, respectively.

(q)	Research and development expenses

Research and development expenses consist primarily of (i) staff cost and (ii) rental, depreciation and other expenses related to research and development functions. Research and development expenses are expensed as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(r)	General and administrative expenses

General and administrative expenses consist primarily of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) current expected credit losses, (iii) professional service fees, and (iv) other general corporate expenses.

(s)	Government grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grant will be received. Grants that compensate the Group for expenses incurred are recognized in the Group’s consolidated statements of comprehensive loss on a systematic basis in the same periods in which the expenses are incurred, as a reduction of the related operating expense. Grants that compensate the acquisition cost of an asset are recorded as a liability in the Group’s consolidated balance sheets and are recognized in the Group’s consolidated statements of comprehensive loss over the useful life of the asset. As of December 31, 2021 and 2022, nil of liability was related to the government grants that compensate the acquisition cost of an asset.

The Group’s government grants mainly consist of certain subsidies from local government. For the years ended December 31, 2021 and 2022, RMB321 and nil of government grants were recognized in the consolidated statements of comprehensive loss, respectively.

(t)	Share-based compensation

The Company periodically grants share options to eligible employees, directors, and consultants, which are subject to both service and performance conditions.

Share-based payment transactions are measured at the grant-date fair value, and the Company recognizes compensation expense for an equity classified award with both a service condition and an initial public offering (“IPO”) performance condition on a tranche-by-tranche basis, when it is probable an IPO will be achieved. The Company elects to recognize the effect of forfeitures in compensation cost when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of the Company’s ordinary shares as well as the assumptions regarding a number of variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield.

(u)	Employee benefits

The Company’s subsidiaries and VIEs and the VIEs’ subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB35,849 and RMB41,154 for the years ended December 31, 2021 and 2022, respectively.

(v)	Income taxes

The Group accounts for income taxes using the asset and liability method. Current income taxes are provided on the basis of income before income taxes for financial reporting purposes and adjusted for income

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2021 and 2022, the Group did not have any unrecognized uncertain tax positions.

(w)	Leases

The Group leases premise for offices under non-cancellable operating leases. Leases with rent provisions were recognized on a straight-line basis commencing with the beginning of the lease terms. There were no capital improvement funding and contingent rent in the lease agreements. The Group has no legal or contractual asset retirement obligations at the end of the lease terms.

The operating lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease terms. The operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the operating lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the incremental borrowing rate at the lease commencement date is used in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Group would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Group recognizes the single lease cost on a straight-line basis over the remaining lease terms for operating leases. The Group elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less.

(x)	Foreign currency translation and foreign currency risks

The Group’s reporting currency is RMB. The functional currency of the Company and its subsidiaries incorporated at Cayman Islands and Hong Kong S.A.R. is the US$. The functional currency of the Company’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries is RMB.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as general and administrative expenses in the consolidated statements of comprehensive loss.

The financial statements of the Company and its subsidiary incorporated at Hong Kong S.A.R. are translated from their functional currencies into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings (deficits) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income (loss) in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in the consolidated statements of changes in shareholders’ deficit.

RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market.

(y)	Concentration and risk

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and restricted cash, accounts receivable, amounts due from related parties, receivable from online platforms, receivables on behalf of merchants, staff advances and deposits included in prepayments and other current assets.

Concentration of customers and suppliers

All revenues were derived from customers located in the PRC. No customer individually represents greater than 10% of total revenues of the Group for the years ended December 31, 2021 and 2022.

Four customers and four customers represent greater than 10% of total accounts receivable, net balance of the Group as of December 31, 2021 and 2022, respectively. Accounts receivable, net balances from these customers are as follows:

	For the Year Ended December 31,
	2021	2022
Customer A	22%	26%
Customer B	22%	20%
Customer C	20%	12%
Customer D	19%	11%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

One supplier and no supplier represent greater than 10% of total purchases for the years ended December 31, 2021 and 2022, respectively. Purchase amounts from each supplier for the years ended December 31, 2021 and 2022 are as follows:

	For the Year Ended December 31,
	2021	2022
Supplier A	14%	*

*	Less than 10% of the Group’s purchase amounts in the respective year.

(z)	Statutory reserves

In accordance with the PRC Company Laws, the Group’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended December 31, 2021 and 2022, no appropriation was made to the statutory surplus fund and discretionary surplus fund by the Group’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries as these PRC companies did not earn any after-tax profits as determined under PRC GAAP.

(aa)	Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions of redemption feature related to the Company’s redeemable convertible preferred shares, by the weighted average number of ordinary shares during the period using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses. Contingently issuable shares are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and financial liabilities using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(ab)	Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s Chief Executive Officer does not segregate the Group’s business by service lines. Management has determined that the Group has one operating segment. All of the Group’s long-lived assets are located in the PRC.

(ac)	Recent accounting pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Group early adopted this guidance on January 1, 2021. There was no impact to the consolidated financial statements of adopting the new standard.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) - Disclosures by Business Entities about Government Assistance. It requires issuers to make annual disclosures about government assistance, including the nature of the transaction, the related accounting policy, the financial statement line items affected and the amounts applicable to each financial statement line item, as well as any significant terms and conditions, including commitments and contingencies. The amendments in ASU 2021-10 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Group early adopted this guidance on January 1, 2021 and the adoption of this standard does not have a material impact on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 on a retrospective basis. Early adoption is permitted. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09 (“ASU 2023-09”), Income Taxes (Topic 740): Improvement to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable	4,750	5,192
Allowance for credit losses	(1,213)	(1,150)

Accounts receivable, net	3,537	4,042

The movement of the allowance for credit losses is as follows:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB
Balance at the beginning of the year	160	1,213
Additions	1,053	29
Reversals	—	(92)

Balance at the end of the year	1,213	1,150

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Receivable from online platforms	34,226	24,317
Receivables on behalf of merchants	27,208	10,277
Staff advances	1,865	2,944
Deposit	613	1,521
Prepaid cloud service fee	1,210	627
Deductible input VAT	1,685	363
Others	5,602	4,003
Less: allowance for credit losses	(11,486)	(13,024)

Prepayments and other current assets, net	60,923	31,028

The movement of the allowance for credit losses is as follows:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB
Balance at the beginning of the year	1,585	11,486
Additions	9,901	1,538

Balance at the end of the year	11,486	13,024

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Electronic equipment	2,656	2,854
Office furniture and others	861	900
Leasehold improvements	2,266	3,365

Property and equipment	5,783	7,119
Accumulated depreciation	(3,373)	(4,981)

Property and equipment, net	2,410	2,138

Depreciation expenses on property and equipment were allocated to the following expense items:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB
Cost of revenues	154	290
Selling and marketing expenses	698	861
Research and development expenses	338	58
General and administrative expenses	215	404

Total depreciation expenses	1,405	1,613

6. LEASE

The Group leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all these leases are ranging from one year to three years. All the Group’s leases qualify as operating leases. Short-term leases (lease terms less than 12 months) are recognized as incurred.

(a) A summary of supplemental information related to operating leases as of December 31, 2021 and 2022 as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Operating lease right-of-use assets	12,022	8,784

Operating lease liabilities, current	8,888	5,503
Operating lease liabilities, non-current	2,472	3,218

Total operating lease liabilities	11,360	8,721

The weighted average remaining lease term as of December 31, 2021 and 2022 were 1.40 years and 1.96 years, and the weighted average discount rate of the operating leases were 3.77% and 3.71%, respectively.

(b) The components of lease cost were as follows:

	For the Year Ended December 31,
	2021	2022
Lease cost:	RMB	RMB
Operating lease cost	9,928	10,246
Short-term lease cost	1,884	2,051

Total lease cost	11,812	12,297

6. LEASE  (Continued)

(c) Maturities of operating lease liabilities as of December 31, 2021 and 2022 were as follows:

As of December 31, 2021
RMB
2022	9,054
2023	2,612
Total undiscounted lease payments	11,666
Less: imputed interest	(306)

Total lease liabilities	11,360

As of December 31, 2022
RMB
2023	5,599
2024	2,065
2025	1,375

Total undiscounted lease payments	9,039
Less: imputed interest	(318)

Total lease liabilities	8,721

(d) Supplemental cash flow information related to leases is as follows:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB
Operating cashflow of cash paid for amounts included in the measurement of operating lease liabilities	9,894	9,647
Operating lease liabilities arising from obtaining operating lease assets	1,920	6,667

7. LONG-TERM INVESTMENTS

Long-term investments as of December 31, 2021 and 2022 consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Equity method investment
Huayuan Land Port Yimutian Rural Commodity Logistics & Distribution Co. (“Huayuan Land Port Yimutian”)	1,082	—

Total Equity method investment	1,082	—

Investment in equity securities using measurement alternative
Guangdong Jinbo Co., Ltd.	—	500
Less: Provision for impairment	—	(500)

Total Investment in equity securities using measurement alternative	—	—

Total Long-term investments	1,082	—

In April 2021, Yimutian Xinnong and a third-party company jointly set up Huayuan Land Port Yimutian by paying cash consideration of RMB2,000. The Group holds 49% equity interests in Huayuan Land Port Yimutian

7. LONG-TERM INVESTMENTS  (Continued)

and accounted for the investment using the equity method as the Group obtained significant influence by the rights to nominate one board member out of five. The Group recognized its share of loss of the equity method investment, in the amount of RMB918 and RMB1,082 for the years ended December 31, 2021 and 2022, respectively. As of December 31, 2022, the carrying amount of the investment was nil.

In May 2022, the Group entered into an equity purchase agreement, pursuant to which, the Group purchased 10% shares of Guangdong Jinbo Co., Ltd., a private-owned company at the consideration of RMB500. The Group accounted for this investment as equity investment without readily determinable fair value and are measured at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, as it is an equity security of privately owned company. As of December 31, 2022, the Group performed an impairment test using discounted cash flow approach. As the projected cash flow of the investment is negative, the Group recognized full impairment for the investment.

8. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Deposits	2,613	979
Others	6	505

Other non-current assets	2,619	1,484

9. BANK LOANS

	As of December 31,
	2021	2022
	RMB	RMB
China Construction Bank Loan	1,636	—
Bank of China Loan	1,000	—
China CITIC Bank Loan	—	2,000

Bank borrowings	2,636	2,000

On April 22, 2020, China Construction Bank provided Yimutian Xinnong with a 12-month short-term credit bank loan of RMB3,000 bearing interest of 4.5% per annum. On April 16, 2021, Yimutian Xinnong repaid RMB1,364 and entered into an amended agreement to extend maturity date of the unrepaid loan of RMB1,636 to April 19, 2022. In April 2022, Yimutian Xinnong repaid the China Construction Bank loan.

On April 9, 2021, Beijing Douniu obtained a 12-month short-term credit bank borrowing from the Bank of China in amounts of RMB1,000 bearing interest of 3.7% per annum. In April 2022, Beijing Douniu repaid the Bank of China loan of RMB1,000.

On December 8, 2022, Yimutian Xinnong obtained a 12-month short-term credit bank borrowing from China CITIC Bank in amounts of RMB2,000 bearing interest of 3.8% per annum. In December 2023, Yimutian Xinnong repaid the China CITIC loan of RMB2,000.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Accrued payroll and welfare	22,166	30,116
Cash collected on behalf of merchants	41,902	22,601
Deposits received from merchants	17,860	19,667
VAT and other surcharges payable	2,578	2,637
Others	3,225	5,848

Accrued expenses and other current liabilities	87,731	80,869

11. FINANCIAL LIABILITIES

	As of December 31,
	2021	2022
	RMB	RMB
ODI Convertible Loans (i)	256,942	278,582
Exchangeable Notes (ii)	—	20,198

Financial liabilities	256,942	298,780

(i)	ODI Convertible Loans

In order to make investments to the entities outside Chinese Mainland, PRC onshore investors need to complete an Overseas Direct Investments registration (“ODI registration”). To facilitate an investment in the Company, prior to certain PRC onshore investors’ completion of ODI registration, the Company issued warrants of Redeemable Convertible Preferred Shares and concurrently the Company’s onshore entities issued loans to PRC onshore investors in the same amount of the total exercise price of the warrants. Upon the completion of ODI registration, the investors are required to exercise the warrants, and the Company’s onshore entities are required to repay the loans. The consideration for exercising the warrants shall be paid by the investors concurrently. If the ODI registration is not completed at the maturity of the loan, the warrant will expire unexercised and the loan is required to be repaid. The warrant and loan are not legally detachable and separately exercisable and assessed as a freestanding financial instrument in combination. Such financial instruments are referred as “ODI Convertible Loans”. The Company has issued the following ODI Convertible Loans.

In December 2016, the Company issued a warrant to purchase 280,352,854 shares of Series B Redeemable Convertible Preferred Shares to an investor with the total amount of US$20 million (equivalent to RMB122,534). Concurrently, the WFOE entered into a loan agreement with the investor in the amount of RMB122,534 with a simple interest rate of 5% per annum. The principal and accrued interest shall be due and payable four years after the issuance, which can be further extended upon mutual agreement between the Company and the investor .. The interests of the loan will be exempted if the investor completes the ODI registration and exercises the warrant. The loan will expire at the earlier of the completion of ODI registration and December 31, 2024.

In November 2019, the Company issued a warrant to purchase 76,123,125 shares of Series C Redeemable Convertible Preferred Shares to an investor with the total amount of US$6 million (equivalent to RMB42,055). Yimutian Xinnong entered into a loan agreement with the investor in the amount of RMB42,055. The loan is interest free. The loan shall be due and payable three years after the issuance, which can be further extended upon mutual agreement between the Company and the investor. The investor exercised the warrant and the Company issued Series C Redeemable Convertible Preferred Shares in 2021 (Note 13).

11. FINANCIAL LIABILITIES  (Continued)

In June 2021, the Company issued a warrant to purchase 28,271,860 shares of Series D Redeemable Convertible Preferred Shares to an investor with the total amount of US$5 million (equivalent to RMB32,039). Yimutian Xinnong entered into a loan agreement with the investor in the amount of RMB32,039 with a simple interest rate of 8% per annum. The principal and accrued interest shall be due and payable 18 months after the issuance, which can be further extended upon mutual agreement between the Company and the investor. The interests of the loan will be exempted if the investor completes the ODI registration and exercises the warrant. The investor exercised the warrant and the Company issued Series C Redeemable Convertible Preferred Shares in 2022 (Note 13).

The Company elected to use the fair value option to initially and subsequently measure the ODI Convertible Loans. The component of fair value changes relating to the instrument-specific credit risk of the ODI Convertible Loans is recognized in other comprehensive income/(loss) in the consolidated statements of comprehensive loss. Fair value changes, other than the impact of instrument-specific credit risk is recognized in changes in fair value of financial liabilities in the consolidated statements of comprehensive loss. Upon exercise of the warrant (or conversion of the ODI Convertible Loans), the Company recognized loss of RMB3,159 and gain of RMB1,147 in gain/(loss) from derecognition of financial liabilities, which represented the cumulative amount of the gain or loss previously recorded in other comprehensive income/(loss) resulted from changes in instrument-specific credit risk of the ODI Convertible Loans, for the years ended December 31, 2021 and 2022, respectively.

The ODI Convertible Loans activities for the year ended December 31, 2021 and 2022 are presented below:

	Series B ODI Convertible Loan	Series C ODI Convertible Loan	Series D ODI Convertible Loan	Total
	RMB	RMB	RMB	RMB
As of January 1, 2021	189,222	33,277	—	222,499
Issuance	—	—	32,039	32,039
Change in fair value of financial liabilities, excluding impact of instrument-specific credit risk	39,187	12,864	2,890	54,941
Change in fair value of financial liabilities, due to instrument-specific credit risk	(470)	39	(944)	(1,375)
Conversion	—	(45,714)	—	(45,714)
Foreign currency translation adjustment	(4,788)	(466)	(194)	(5,448)

As of December 31, 2021	223,151	—	33,791	256,942

Change in fair value of financial liabilities, excluding impact of instrument-specific credit risk	32,447	—	(1,142)	31,305
Change in fair value of financial liabilities, due to instrument-specific credit risk	1,225	—	(203)	1,022
Conversion	—	—	(36,068)	(36,068)
Foreign currency translation adjustment	21,759	—	3,622	25,381

As of December 31, 2022	278,582	—	—	278,582

(ii)	Exchangeable Notes

In August 2020, the Company entered into an exchangeable note agreement with Investor A. Pursuant to the agreement, the Company issued an exchangeable note for US$5 million (equivalent to RMB34,681) with a simple interest rate of 6% per annum to Investor A. The exchangeable note was due and payable one year after the issuance, which can be further extended upon mutual agreement between the Company and the investor.

11. FINANCIAL LIABILITIES  (Continued)

Upon the closing of a new round financing, Investor A is entitled to convert the entire or part of the outstanding principal of the exchangeable note into the same class of shares issued in the new round financing. The conversion price shall be: i) 88% of the per share price of the new round financing but no less than US$0.0788 per share, if the new round financing is completed within six months from the date of disbursement of the exchangeable note; or ii) 80% of the per share price of the new round financing but no less than USD0.0788 per share, if the new round financing is completed after six month from the date of disbursement of the exchangeable note but within one year. If a new round financing is not completed within one year, Investor A is entitled to convert the entire or part of the outstanding principal of the exchangeable note into Series C-2 Preferred Shares at the conversion price of USD0.0788 per share. Interest is exempt if the investor converts the note. In May 2021, the exchangeable note was converted into 35,183,742 Series D Preferred Shares at the conversion price of US$0.1421 per share.

In August 2020, the Company entered into an exchangeable note agreement with the Founder of the Company, Mr. Deng Jinhong. Pursuant to the agreement, the Company issued an exchangeable note for US$1 million (equivalent to RMB6,936) with a simple interest rate of 6% per annum to the Founder. The exchangeable note was due and payable one year after the issuance, which can be further extended upon mutual agreement between the Company and the Founder. Upon the closing of a new round financing, the Founder is entitled to convert the entire or part of the outstanding principal of the exchangeable note into the same class of shares issued in the new round financing. The conversion price shall be: i) 88% of the per share price of the new round financing but no less than US$0.0788 per share, if the new round financing is completed within six months from the date of disbursement of the exchangeable note; or ii) 80% of the per share price of the new round financing but no less than USD0.0788 per share, if the new round financing is completed after six month from the date of disbursement of the exchangeable note but within one year. If a new round financing is not completed within one year, the Founder is entitled to an option to convert the entire or part of the outstanding principal of the note into Series C-2 Preferred Shares at the conversion price of USD0.0788 per share. Interest is exempt if the Founder converts the exchangeable note. In May 2021, the note was converted into 7,036,748 Series D Preferred Shares at the conversion price of US$0.1421 per share.

In September 2022, the Company entered into an exchangeable note agreement with Investor B. Pursuant to the agreement, the Company issued an exchangeable note for USD2.8 million (equivalent to RMB19,500) with a simple interest rate of 7% per annum to Investor B, which was entitled to convert the entire or part of the outstanding principal of the exchangeable note at 90% of the per share price into the same class of shares issued in the new round financing. The exchangeable note shall be due and payable one year after the issuance, which can be further extended upon mutual agreement between the Company and the investor. The interests of the note will be exempted if the investor converts the note. In September 2023, the maturity date was extended to September 8, 2024.

For the exchangeable notes issued to Investor A and the Founder, there was in substance an option that the investor could elect to convert the entire or part of the outstanding notes into Series C-2 Preferred Shares at the conversion price USD0.0788 per share. As for the embedded conversion option, the Company concluded that conversion option did not represent an embedded derivative because it does not meet the definition of a derivative, due to it is not net settleable. Therefore, the embedded contingent conversion option is not needed to be separately accounted for. All the exchangeable notes can be settled by a number of contingently issuable shares with a fair value equal to a fixed monetary amount, the Company determined there is an in-substance contingent prepayment option in these notes because the settlement amount does not vary with the share price. The Company elected to use the fair value option to initially and subsequently measure the exchangeable notes at fair value.

The component of fair value changes relating to the instrument-specific credit risk of the exchangeable notes is recognized in other comprehensive income/(loss) in the consolidated statements of comprehensive loss. Fair value changes, other than the impact of instrument-specific credit risk is recognized in changes in fair value

11. FINANCIAL LIABILITIES  (Continued)

of financial liabilities in the consolidated statements of comprehensive loss. Upon the conversion of the exchangeable notes, the Company recognized the fair value of preferred shares issued and derecognized the carrying amount of exchangeable notes and recognized RMB1,047 and nil in gain/(loss) from derecognition of financial liabilities, which represented the cumulative amount of the gain or loss previously recorded in other comprehensive income/(loss) resulted from changes in instrument-specific credit risk of the Exchangeable Notes, for the years ended December 31, 2021 and 2022, respectively.

Exchangeable Notes activities for the years ended December 31, 2021 and 2022 are presented below:

	Investor A	The Founder	Investor B	Total
	RMB	RMB	RMB	RMB
As of January 1, 2021	35,430	9,331	—	44,761
Change in fair value of financial liabilities, excluding impact of instrument-specific credit risk	(379)	(164)	—	(543)
Change in fair value of financial liabilities, due to instrument-specific credit risk	129	26	—	155
Conversion	(34,926)	(9,055)	—	(43,981)
Foreign currency translation adjustment	(254)	(138)	—	(392)

As of December 31, 2021	—	—	—	—

Issuance	—	—	19,500	19,500
Change in fair value of financial liabilities, excluding impact of instrument-specific credit risk	—	—	631	631
Change in fair value of financial liabilities, due to instrument-specific credit risk	—	—	(139)	(139)
Foreign currency translation adjustment	—	—	206	206

As of December 31, 2022	—	—	20,198	20,198

12. SHAREHOLDER LOANS, AT AMORTIZED COST

	As of December 31,
	2021	2022
	RMB	RMB
Onshore Shareholder Loans (i)	72,508	72,508
Other Shareholder Loans (ii)	39,480	26,641

Shareholder loans, at amortized cost	111,988	99,149

(i)	Onshore Shareholder Loans

The Company’s onshore entities entered into shareholder loans agreements with certain preferred shareholders. These preferred shareholders subscribed the Company’s preferred shares and were entitled to all of the preferred shareholders’ rights. Prior to paying the consideration of preferred shares to the Company, they made shareholder loans to the Company’s onshore entities in the same amount of the consideration for preferred shares. Such shareholder loans are referred as “Onshore Shareholder Loans”.

In December 2016, the Company issued 124,523,393 shares of Series C Redeemable Convertible Preferred Shares to an investor for US$5 million (equivalent to RMB30,634). One of the Company’s PRC onshore entities entered into a loan agreement with the investor in the amount of RMB30,634 bears no interest. The principal shall be due and payable at the earlier of the investor pays the consideration of preferred shares to the Company and 9 months after the issuance, which can be further extended upon mutual agreement between the Company and the investor. The Company and the investor agreed to extend the maturity date of the loan, and the loan is due at the earlier of the investor pays the consideration of preferred shares to the Company and December 31, 2024.

12. SHAREHOLDER LOANS, AT AMORTIZED COST  (Continued)

In April 2017, the Company issued 36,214,579 shares of Series C Redeemable Convertible Preferred Shares to an investor with the total amount of US$1 million (equivalent to RMB6,874). One of the Company’s PRC onshore entities entered into a loan agreement with the investor in the amount of RMB6,874 bears no interests. The principal shall be due and payable at the earlier of the investor pays the consideration of preferred shares to the Company and 3 years after the issuance, which can be further extended upon mutual agreement between the Company and the investor. The Company and the investor agreed to extend the maturity date of the loan, and the loan is due at the earlier of the investor pays the consideration of preferred shares to the Company and December 31, 2024.

In February 2018, the Company issued 154,278,293 shares of Series C-1 Redeemable Convertible Preferred Shares to an investor with the total amount of US$5.5 million (equivalent to RMB35,000). One of the Company’s PRC onshore entities entered into a loan agreement with the investor in the amount of RMB35,000 bears no interests. The principal shall be due and payable at the earlier of the investor pays the consideration of preferred shares to the Company and 23 months after the issuance, which can be further extended upon mutual agreement between the Company and the investor. The Company and the investor agreed to extend the maturity date of the loan, and the loan is due at the earlier of the investor pays the consideration of preferred shares to the Company and December 31, 2024.

The Company measured Onshore Shareholder Loans at amortized cost. For the years ended December 31, 2021 and 2022, there were no transactions between the Company and the investors.

(ii)	Other Shareholder Loans

The Group borrowed interest free loans from its Founder and certain investors. The loans are due on demand.

The principal of Series C ODI Convertible Loan issued by the Company’s onshore entity was RMB42,055 (Note 11). Upon the investor’s exercise of the warrant and the Company issued preferred shares to the investor, the Company’s onshore entity partially repaid Series C ODI Convertible loan of RMB15,000 and entered into a new interest free shareholder loan agreement with the investor in the amount of RMB27,055. In 2022, the Company’s onshore entity repaid RMB12,927 to the investor.

In 2021, the Group also borrowed interest free loans of RMB1,153 from its Founder and US$150 (equivalent to RMB993) from a preferred shareholder. Such loans were not repaid as of December 31, 2022.

Other Shareholder Loans activities for the years ended December 31, 2021 and 2022 are presented below:

Total
RMB
As of January 1, 2021	10,316
Borrowed	29,201
Foreign currency translation adjustments	(37)

As of December 31, 2021	39,480

Repayment	(12,927)
Foreign currency translation adjustments	88

As of December 31, 2022	26,641

13. MEZZANINE EQUITY

Series A, Series B, Series C, Series C-1, Series C-2 and Series D redeemable convertible preferred shares (collectively “Redeemable Convertible Preferred Shares”)

Form May 2014 to December 2016, the Company entered into a series of share purchase agreements with certain investors, pursuant to which the Company issued 387,781,378 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) for an aggregated cash consideration of US$3.5 million (equivalent to RMB21,593).

From February 2015 to April 2017, the Company entered into a series of share purchase agreements with certain investors, pursuant to which the Company issued 423,548,558 Series B redeemable convertible preferred shares (“Series B Preferred Shares”) for an aggregated consideration of US$34.1 million (equivalent to RMB213,329), of which RMB10,731 and RMB11,722 was unpaid and recorded as subscription receivable as of December 31, 2021 and 2022, respectively.

From December 2016 to April 2017, the Company entered into a series of share purchase agreements with certain investors, pursuant to which the Company issued 517,022,352 Series C redeemable convertible preferred shares (“Series C Preferred Shares”) for an aggregated consideration of US$11 million, of which RMB56,636 and RMB37,509 was unpaid and recorded as subscription receivable as of December 31, 2021 and 2022, respectively.

In February 2018, the Company entered into a series of share purchase agreement with a group of investors, pursuant to which the Company issued 420,758,981 Series C-1 redeemable convertible preferred shares (“Series C-1 Preferred Shares”) for an aggregated consideration of US$15 million (equivalent to RMB94,608), of which RMB35,067 and RMB38,306 was unpaid and recorded as subscription receivable as of December 31, 2021 and 2022, respectively. In September 2019, an investor transferred 63,435,937 shares of Series C-1 Preferred Shares to another investor for an aggregated consideration of US$5 million (equivalent to RMB35,365), and the Company redesignated all transferred shares into a same number of Series C-2 Preferred Shares. The Company did not receive any proceeds from this transaction. The Company considered that the re-designation of Series C-1 Preferred Shares to Series C-2 Preferred Shares in substance, was the same as repurchase and cancellation of the Series C-1 Preferred Shares and simultaneously issuance of Series C-2 Preferred Shares. The difference between the fair value of Series C-2 and the carrying amount of the Series C-1 Preferred Shares was accounted for as deemed dividend to the preferred shareholder and recorded to accumulated deficit.

From December 2018 to August 2020, the Company entered into a series of share purchase agreements with a group of investors, pursuant to which the Company issued 157,321,124 Series C-2 redeemable convertible Preferred Shares (“Series C-2 Preferred Shares”) for an aggregated consideration of US$12.4 million (equivalent to RMB80,085).

In May 2021, the Company entered into a series of share purchase agreements with a group of investors, pursuant to which the Company issued 22,517,596 Series D redeemable convertible preferred shares (“Series D Preferred Shares”) for an aggregated consideration of US$4 million (equivalent to RMB25,871). In June 2021, the Company issued additional 287,192 Series D Preferred Shares for nil consideration to then existing Series D preferred shareholders. The Company treated it as deemed dividend to the shareholders of the Redeemable Convertible Preferred Shares.

In October 2021, the Company entered into a share repurchase agreement with an investor, pursuant to which the Company repurchased 76,123,125 Series C Preferred Shares for an aggregated consideration of US$6,000 (equivalent to RMB38,633). The difference of RMB28,818 between the repurchase consideration over the carrying amount of RMB9,815 of the Series C Preferred Shares was accounted for as deemed dividends to the preferred shareholder, and recorded to accumulated deficit. Upon the Company’s repurchase of Series C

13. MEZZANINE EQUITY  (Continued)

Preferred Shares, there was a subscription receivable from such investor in the amount of US$5,500 (equivalent to RMB35,483) in connection with the issuance of Series C-1 Preferred Shares. The Company and the investor entered into a supplemental agreement that US$5,500 (equivalent to RMB35,483) was offset between repurchase consideration payable and subscription receivable. The remaining repurchase consideration payable of US$500 (equivalent to RMB3,188 and RMB3,482, as of December 31, 2021 and 2022, respectively) was recorded in amount due to related parties.

The rights, preferences and privileges of the Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series C-1 Preferred Shares, Series C-2 Preferred Shares and Series D Preferred Shares are as follows:

Redemption Rights

Upon the issuance of Series D Preferred Shares on May 8, 2021, the redemption term of all Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series C-1 Preferred Shares, Series C-2 Preferred Shares were modified to be the same as Series D Preferred Shares, pursuant to which they were redeemable at the option of the shareholders of the respective series Preferred Shares in the event that (A) the Company fails to complete the qualified IPO or a trade sale in which the valuation of the Company is no less than US$800,000,000 before December 31, 2025 except that if the Company has submitted an application to competent Governmental Authorities for IPO filings prior to December 31, 2025 (including the submission of the IPO prospectus) but due to any material adverse legal, regulatory, market or policy changes of China in which case the Board of Directors decide to postpone the qualified IPO and the Trade Sale, the foregoing deadline for the qualified IPO and the trade sale shall be automatically postponed to December 31, 2026, (B) the validity or enforcement of the VIE agreements is materially and adversely affected due to change of any applicable Laws, as a consequence of which, the Company loses control over, or the ability to consolidate the financial statements, of direct or indirect subsidiaries and/or controlled entities, and there is no alternative arrangement under the applicable Laws for the Company to maintain or restore such control or ability, and (C) any material breach of the transaction documents to which the holder(s) of respective series Preferred Shares are parties by the Group, the Founder, any ordinary shareholders and any ordinary shareholders holding Company prior to the qualified IPO, which results in substantial hurdle to the launch of the qualified IPO.

The redemption preference from high priority to low priority is as follows in sequence: Series D Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares and then the Series B Preferred Shares and Series A Preferred Shares as the same class.

For Series D Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares, Series B Preferred Shares and Series A Preferred Shares, the redemption price shall be one hundred percent (100%) of the respective issuance price, plus an eight percent (8%) compounded per annum return of the respective issuance price over the period from the respective closing date to the date of payment in full of the respective redemption price.

Conversion Rights

Each redeemable convertible preferred share shall be convertible, at the option of the shareholders, at any time after the issuance date of preferred shares according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits and stock dividends. The conversion price shall initially be the applicable issuance price, resulting in an initial conversion ratio for the Redeemable Convertible Preferred Shares of 1:1.

13. MEZZANINE EQUITY  (Continued)

Each Redeemable Convertible Preferred Share shall be converted, based on the then-effective applicable conversion price, without the payment of any additional consideration, into ordinary shares in the event that (i) the closing of the IPO, or (ii) the date upon which the Company receives the written request from the majority respective series preferred shareholders.

Voting Rights

Each preferred shareholder shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis.

Dividend Rights

No dividends or other distributions shall be declared, paid, set aside or made, whether in cash, in property, or in any other shares of the Company, with respect to any other class or series of shares of the Company, unless and until the dividends of preferred shares with higher priority of preference has been likewise declared, paid, set aside or made (calculated on an as-converted basis).

Liquidation Preferences

In the event of any liquidation including deemed liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, shareholders of Series D Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares, Series B Preferred Shares and Series A Preferred Shares shall be entitled to receive an amount equal to one hundred percent (100%) of the applicable issuance price, plus all dividends declared and unpaid on such redeemable convertible preferred shares.

Liquidation preference is as follows in sequence: Series D Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares and Series C Preferred Shares, then the Series B Preferred Shares and Series A Preferred Shares as the same class.

If there are any assets or funds remaining after the aggregate amount has been distributed or paid in full to the applicable holders of the Preferred Shares, the remaining assets and funds of the Company available for distribution shall be distributed ratably among all shareholders according to the relative number of the Shares held by such shareholders.

Accounting for the Redeemable Convertible Preferred Shares

The Company has classified the redeemable convertible preferred shares as mezzanine equity as these preferred shares are redeemable upon the occurrence of an event not solely within the control of the Company.

The conversion option of the Redeemable Convertible Preferred Shares is not bifurcated because the conversion option is clearly and closely related to the host equity instrument. The contingent redemption option of the Redeemable Convertible Preferred Shares is not bifurcated because the underlying ordinary shares are not net settable since the Redeemable Convertible Preferred Shares were neither publicly traded nor readily convertible into cash.

The Company recorded the initial carrying amount of the redeemable convertible preferred shares at the fair value at the date of issuance. The Company accreted the carrying value of the preferred shares to their maximum redemption price at the end of each reporting period. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital (“APIC”). Once APIC has been exhausted, additional charges are recorded by increasing the accumulated deficit.

13. MEZZANINE EQUITY  (Continued)

The Company’s Redeemable Convertible Preferred Shares activities for the years ended December 31, 2021 and 2022 consisted of the following:

	Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series C-1 Preferred Shares		Series C-2 Preferred Shares		Series D Preferred Shares		Total
	Carrying amount	Subscription receivable	Carrying amount	Subscription receivable	Carrying amount	Subscription receivable	Carrying amount	Subscription receivable	Carrying amount	Subscription receivable	Carrying amount	Subscription receivable	Amount
		RMB		RMB		RMB		RMB		RMB		RMB	RMB
Balance as of January 1, 2021	37,936	—	338,401	(10,982)	101,519	(37,508)	103,912	(71,774)	134,950	—	—	—	596,454
Issuance of Series D Preferred Shares	—	—	—	—	—	—	—	—	—	—	25,806	—	25,806
Repurchase of Series C Preferred Shares	—	—	—	—	(9,815)	—	—	—	—	—	—	—	(9,815)
Issuance of Series C Preferred Shares upon conversion of financial liabilities	—	—	—	—	45,714	(19,355)	—	—	—	—	—	—	26,359
Issuance of Series D Preferred Shares upon conversion of financial liabilities	—	—	—	—	—	—	—	—	—	—	43,981	—	43,981
Settlement of Series C-1 Preferred Shares subscription receivable	—	—	—	—	—	—	—	35,483	—	—	—	—	35,483
Foreign exchange gain	—	—	—	—	—	(868)	—	—	—	—	—	—	(868)
Deemed dividend to Series D Redeemable Convertible Preferred Shareholders	—	—	—	—	—	—	—	—	—	—	293	—	293
Accretion of redeemable convertible preferred shares	3,001	—	26,767	—	7,869	—	8,219	—	7,314	—	1,067	—	54,237
Foreign currency translation adjustments	(903)	—	(8,052)	251	(2,318)	1,095	(2,473)	1,224	(2,200)	—	206	—	(13,170)

Balance as of December 31, 2021	40,034	—	357,116	(10,731)	142,969	(56,636)	109,658	(35,067)	140,064	—	71,353	—	758,760

Issuance of Series D Preferred Shares upon conversion of financial liabilities	—	—	—	—	—	—	—	—	—	—	36,068	—	36,068
Receipt of Series C Preferred Shares subscription receivable	—	—	—	—	—	20,178	—	—	—	—	—	—	20,178
Foreign exchange loss	—	—	—	—	—	3,346	—	—	—	—	—	—	3,346
Accretion of redeemable convertible preferred shares	3,379	—	30,139	—	8,208	—	9,255	—	11,042	—	2,266	—	64,289
Foreign currency translation adjustment	3,818	—	34,055	(991)	9,274	(4,397)	10,457	(3,239)	8,755	—	2,560	—	60,292

Balance as of December 31, 2022	47,231	—	421,310	(11,722)	160,451	(37,509)	129,370	(38,306)	159,861	—	112,247	—	942,933

14. ORDINARY SHARES

The number of authorized shares is 5,000,000,000 shares with a par value of US$0.00001 per share. The authorized shares of the Company were consisted of 2,691,645,755 ordinary shares and 2,308,354,245 preferred shares as of December 31, 2021 and 2022. The number of ordinary shares issued and outstanding was 396,547,016 as of December 31, 2021 and 2022.

15. SHARE-BASED COMPENSATION

The Company’s shareholders and Board of Directors approved of 2015 Share Incentive Plan (the “Option Plan”) in order to provide incentives and rewards to the Company’s directors, employees and consultant of the Company. Share options under the Option Plan are generally three types of vesting schedule, which are: (i) 25% of the options vest on the first anniversary of the vesting commencement date and the remaining 75% shall equally vest semi-annually over the next three years; (ii) 25% of the options vest on the first anniversary of the vesting commencement date and the remaining 75% shall equally vest quarterly over the next three years; (iii) 25% of the options vest on the first anniversary of the vesting commencement date and the remaining 75% shall equally vest monthly over the next three years. The option holders can only exercise their vested options after 90 days following the completion of IPO or a sale of all or substantially all assets or equity interests of the Company, subject to compliance of applicable requirements under laws and regulations in the PRC. The Company did not recognize any share-based compensation expense on the share options since the IPO performance condition is deemed to be not probable. As of December 31, 2022, the Company authorized 809,290,919 share options under the Option Plan.

The following table sets forth the share options activity for the years ended December 31, 2021 and 2022:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding at January 1, 2021	623,384,118	0.01	7.37
Granted	43,618,127	0.01
Forfeited	(38,937,004)	0.01

Outstanding at January 1, 2022	628,065,241	0.01	6.50	48,580

Granted	6,665,490	0.01
Forfeited	(7,817,659)	0.01

Outstanding at December 31, 2022	626,913,072	0.01	5.51	61,844

As of December 31, 2021 and 2022, no share options were exercisable, since their exercisability was subject to the completion of an initial public offering of the Company. The weighted average grant date fair value of the share options for the years ended December 31, 2021 and 2022 were US$0.06 and US$0.08 per share, respectively.

The fair value of the options is estimated on the dates of grant using the binomial option pricing model with the following key assumptions used:

	2021	2022
Risk-free rate of return (per annum)	1.61%-2.37%	2.40%-5.01%
Volatility	55.1%-55.7%	54.1%-55.5%
Expected dividend yield	—	—
Exercise multiple	2.2-2.8	2.2
Fair value of underlying ordinary share	US$0.07-US$0.09	US$0.10-US$0.11
Expected Term	10 years	10 years

15. SHARE-BASED COMPENSATION  (Continued)

The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the contract life of the Company’s options. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future.

Since the exercisability is dependent upon completion of an initial public offering of the Company, no compensation expense relating to the options was recorded for the years ended December 31, 2021 and 2022. The Company will recognize compensation expenses relating to options vested cumulatively upon the completion of an initial public offering of the Company. As of December 31, 2022, there were RMB85,174 of total unrecognized compensation expenses related to share options. As of December 31, 2022, share-based compensation related to share options of RMB71,397 would be recognized immediately and the remaining amount RMB13,777 is expected to be recognized over a weighted-average period of 0.76 years if the IPO Condition had been met.

16. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2022:

As of December 31, 2021	Level 1	Level 2	Level 3	Balance at fair value
Liabilities
ODI Convertible Loans	—	—	256,942	256,942

As of December 31, 2022	Level 1	Level 2	Level 3	Balance at fair value
Liabilities
ODI Convertible Loans	—	—	278,582	278,582
Exchangeable Notes	—	—	20,198	20,198

Total	—	—	298,780	298,780

The reconciliation from the opening balances to the closing balances of financial liabilities for recurring fair value measurements categorized as level 3 of the fair value hierarchy for the years ended December 31, 2021 and 2022 are presented in Note 11. The impairment of long-term investments is measured at fair value using unobservable inputs and categorized in Level 3, which is presented in Note 7.

Financial Liabilities are measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy.

The fair values of the ODI Convertible Loans and Exchangeable Notes were estimated with the following key assumptions:

	2021	2022
Risk-free rate of return (per annum)	0.73%-1.55%	5.31%-5.74%
Expected Volatility	36.71%-50.19%	41.72%-43.52%
Expected dividend yield	0%	0%
Expected Term	0.96-3.50 years	0.22-2.22 years
Applied bond yield	7.16%-11.34%	11.50%-16.88%
Yield for value of credit risk	7.39%-11.03%	12.11%-15.20%
Fair value of underlying ordinary shares/preferred shares	US$0.07-US$0.12	US$0.10-US$0.14

16. FAIR VALUE MEASUREMENT  (Continued)

The estimated fair value of the ODI Convertible Loans and Exchangeable Notes estimated by management with the assistance of an independent valuation firm. The Company estimated the fair value of the ODI Convertible Loans and Exchangeable Notes based on a probability-weighted analysis and the value of the conversion option as determined by the binomial option pricing model simulating the equity value movement which provide the calculation basis of the financial liabilities fair value. The inputs used in the analysis were classified as Level 3 inputs within the fair value hierarchy due to the lack of observable market data and activity. The determination of the fair value of the Company’s preferred shares and ordinary shares requires complex and subjective judgments to be made regarding the cash flow forecasts and the weighted average cost of capital and the discount for lack of marketability applied to the projected cash flows. If different estimates and assumptions had been used, the fair values of the preferred shares and ordinary shares could be significantly different, and the fair value of the ODI Convertible Loans and Exchangeable Notes may materially differ from the recognized amount.

The risk-free rate of return was estimated based on the yield of US Treasury Strip with a maturity life equal to the remaining maturity life of the financial liabilities as of the valuation date. The expected volatility was estimated based on the historical volatility of comparable peer public companies and the Company with a time horizon close to the expected term of the Company’s financial liabilities. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the remaining life of the financial liabilities.

The Company did not transfer any financial assets or liabilities in or out of Level 3 for the years ended December 31, 2021 and 2022, respectively.

17. INCOME TAX

(a)	Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company’s subsidiary is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R.. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R.. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2021 and 2022.

PRC, excluding Hong Kong S.A.R.

The Group’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) at the statutory income tax rate of 25%, unless otherwise specified. According to the CIT Law, entities that qualify as “high-and-new technology enterprises” (“HNTE”) are entitled to a preferential income tax rate of 15%, and entities that qualify as “small enterprises with low profits’ are entitled to a preferential income tax rate of 20%.

17. INCOME TAX  (Continued)

Beijing Yimutian and Yimutian Xinnong were qualified as a High and New Technology Enterprise (“HNTE”), since 2018 and is eligible for a 15% preferential tax rate from 2018 to 2020. In December 2021, Beijing Yimutian, and Yimutian Xinnong renewed the certificate with a validity term of three years from 2021 to 2023. From year 2021 to year 2023, Beijing Douniu became eligible as HNTE enabling it to enjoy a preferential tax rate of 15%. All of them could re-apply for the HNTE certificate when the prior certificate expires.

The components of loss before income taxes are as follows:

	For the years ended December 31,
	2021	2022
	RMB	RMB
PRC, excluding Hong Kong S.A.R.	(119,419)	(74,038)
Hong Kong S.A.R.	(20)	(4,272)
Cayman Islands	(61,351)	(37,450)

Total	(180,790)	(115,760)

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2021 and 2022 are as follows:

	For the years ended December 31,
	2021	2022
	RMB	RMB
PRC Statutory income tax rate	25.0%	25.0%
Increase (decrease) in effective income tax rate resulting from:
Tax rate differential for non-PRC entities	(8.4%)	(8.5%)
Preferential tax rate	(9.1%)	(10.5%)
Research and development expenses additional deduction	5.3%	8.7%
Other non-deductible expenses	(0.1%)	(0.2%)
Change in valuation allowance	(12.7%)	(14.5%)

Effective income tax rate	0.0%	0.0%

(b)	Deferred tax assets and deferred tax liabilities

	As of December 31,
	2021	2022
	RMB	RMB
Deferred income tax assets:
Net operating loss carry forwards	118,969	133,494
Accrued expenses	1,029	3,022
Provision for credit losses	1,713	1,884
Lease liabilities	1,599	1,184
Others	40	31

Deferred income tax assets	123,350	139,615
Less: valuation allowance	(121,751)	(138,431)

Deferred income tax assets, net	1,599	1,184
Deferred income tax liabilities:
Operating lease right of use assets	(1,599)	(1,184)
Total deferred income tax liabilities	(1,599)	(1,184)

Net deferred income tax assets	—	—

17. INCOME TAX  (Continued)

As of December 31, 2022, the Group had net operating loss carry forwards of RMB904,620, primarily attributable to the PRC subsidiaries, consolidated VIEs and the VIEs’ subsidiaries. For HNTEs, the loss carried forward will expire during the period form year 2023 to year 2033. For the other PRC companies, the loss carried forward will expire during the period from year 2023 to year 2027.

For the year ending December 31,	RMB
2023	328
2024	21,384
2025	265,659
2026	72,125
2027	63,970
Thereafter	481,154

Total	904,620

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred accumulated net operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these accumulated net operating losses and other deferred income tax assets will not be utilized in the foreseeable future. Accordingly, the Group has provided full valuation allowance for the deferred income tax assets as of December 31, 2021 and 2022.

Changes in valuation allowance are as follows:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Balance at the beginning of the year	(98,875)	(121,751)
Additions of valuation allowance	(22,876)	(16,654)
Foreign currency translation effect	—	(26)

Balance at the end of the year	(121,751)	(138,431)

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries consolidated VIEs and VIEs’ subsidiaries for the years from 2018 to 2022 are open to examination by the PRC tax authorities.

18. NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the year ended December 31,
	2021	2022
	RMB’000	RMB’000
Numerator:
Net loss attributable to ordinary shareholders.	(264,138)	(180,014)

Denominator:
Weighted average number of ordinary shares outstanding for basic and diluted net loss per share calculation	396,547,016	396,547,016

Net loss per ordinary share:
—Basic and diluted	(0.67)	(0.45)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	As of December 31,
	2021	2022
Share options	628,065,241	626,913,072
Redeemable Convertible Preferred Shares	1,971,457,671	1,999,729,531
Financial liabilities*	308,624,714	299,039,206

*

Represents the number of potential dilutive ordinary shares equivalent on as-if-converted basis, calculated by the fixed convertible shares pursuant to the agreement or monetary value divided by the estimated fair value of ordinary shares as of December 31, 2021 and 2022, respectively, which were assumed to be the conversion prices as of December 31, 2021 and 2022, respectively.

19. RELATED PARTY TRANSACTIONS

The Group had the following balances with related parties:

	As of December 31,
	2021	2022
	RMB	RMB
Amounts due from related parties	15,973	16,254
Amounts due to related parties	22,015	20,388

Amounts due from related parties represent interest free loans the Group provided to a preferred shareholder and certain entities controlled by a preferred shareholder. All the loans were due on demand. In 2019, the Group provided interest free loans of RMB12,925 to certain entities controlled by a preferred shareholder. The amount was unpaid as of December 31, 2021 and 2022. In June 2021, the Company provided an interest free loan to a preferred shareholder of US$0.5 million (equivalent to RMB3,084). As of December 31, 2021 and 2022, the amount due from the preferred shareholder was RMB3,048 and RMB3,329, respectively. In 2021, the Company received the repayment of an interest free loan of RMB2,601, which was issued to the Founder in 2020.

Amounts due to related parties included (i) the payables related to cash collected on behalf of the Company’s equity investee of RMB18,827 and RMB16,906 as of December 31, 2021 and 2022, respectively, and (ii) the payables related to the repurchase the Company’s preferred shares of RMB3,188 and RMB3,482 as of December 31, 2021 and 2022, respectively (Note 13).

19. RELATED PARTY TRANSACTIONS  (Continued)

In addition to the above transactions and balances, related party transactions also include exchangeable note issued to the Founder as described in Note 11 and Other Shareholder Loans provided by the Founder and certain investors as described in Note 12.

20. REVENUE INFORMATION

The Group’s revenues consist of the following:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Digital Agricultural Commerce Services:
Membership services	66,872	88,076
Value-added services	46,842	46,249
Transaction services	3,971	6,302

Total Digital Agricultural Commerce Services	117,685	140,627
Other Digital Agricultural Solutions	12,964	15,168

Total revenues	130,649	155,795

Timing of recognition	For the year ended December 31,
	2021	2022
	RMB	RMB
Revenue from services transferred to customers at a point in time	42,885	50,137
Revenue from services transferred to customers over time	87,764	105,658

Total revenues	130,649	155,795

For the years ended December 31, 2021 and 2022, all of the Group’s revenues were generated in the PRC.

Contract Liabilities

Changes in the contract liabilities balances for the years ended December 31, 2021 and 2022 are as follows:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Balance as of beginning of the year	63,167	84,931
Revenues recognized from opening balance of contract liabilities	(61,817)	(82,290)
Increase due to cash received	153,813	164,129
Revenues recognized from cash received during the year	(70,232)	(63,674)

Balances as of end of the year	84,931	103,096

The estimated revenue expected to be recognized in the future relating to remaining performance obligation as of December 31, 2021 and 2022 are as follows:

	As of December 31, 2021
	Less than 1 years	1-2 years	Total
Transaction price allocated to remaining performance obligations	82,290	2,641	84,931

	As of December 31, 2022
	Less than 1 years	1-2 years	Total
Transaction price allocated to remaining performance obligations	97,250	5,846	103,096

21. COMMITMENTS AND CONTINGENCIES

The Group is subject to a number of legal proceedings that generally arise in the ordinary course of its business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material adverse effect on the financial statements.

22. SUBSEQUENT EVENTS

Management has considered subsequent events through December 22, 2023, which was the date the consolidated financial statements were issued.

On December 10, 2023, the Company issued 1) 280,352,854 Series B redeemable convertible preferred shares upon the exercise of Series B ODI Convertible Loan held by an investor; 2) 63,600,043 ordinary shares to founding shareholders for nil consideration; 3) 4,124,313 Series C-2 redeemable convertible preferred shares to Series C-2 Preferred shareholders for nil consideration; 4) 2,435,067 Series D redeemable convertible preferred shares to Series D Preferred shareholders for nil consideration.

23. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following condensed parent company financial information of Yimutian Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2021 and 2022, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Yimutian Inc., except for those which have been separately disclosed in the consolidated financial statements.

Inter-company balances and transactions were eliminated upon consolidation in the preparation of the consolidated financial statements of the Company. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s share of loss from its subsidiaries was reported as a share of loss of subsidiaries in the accompanying parent company only financial statements. Ordinarily, under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of the parent only financial information, the Company has continued to reflect its share, based on its proportionate interest, of the losses of its subsidiaries regardless of the carrying value of the investment in the amounts due to related parties even though the Company is not obligated to provide continuing support or fund losses.

(a)	Condensed Balance Sheets

	As of December 31,
	2021	2022
	RMB	RMB
ASSETS
Current assets
Cash	4,708	189
Amounts due from related parties	157,617	145,363

Total current assets	162,325	145,552

Non-current assets
Investments in and amounts due from related parties	58,512	63,914

Total non-current assets	58,512	63,914

Total assets	220,837	209,466

LIABILITIES
Current liabilities
Financial liabilities	256,942	298,780
Shareholder loans, at amortized cost	957	1,045
Amounts due to related parties	3,188	3,482
Accrued expenses and other current liabilities	616	524

23. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION  (Continued)

	As of December 31,
	2021	2022
	RMB	RMB
Total current liabilities	261,703	303,831

Non-current liabilities
Amounts due to related parties, non-current	422,142	451,299

Total non-current liabilities	422,142	451,299

Total liabilities	683,845	755,130

MEZZANINE EQUITY
Series A Redeemable Convertible Preferred Shares	40,034	47,231
Series B Redeemable Convertible Preferred Shares	357,116	421,310
Series C Redeemable Convertible Preferred Shares	142,969	160,451
Series C-1 Redeemable Convertible Preferred Shares	109,658	129,370
Series C-2 Redeemable Convertible Preferred Shares	140,064	159,861
Series D Redeemable Convertible Preferred Shares	71,353	112,247
Subscription receivable from Series B Redeemable Convertible Preferred Shares	(10,731)	(11,722)
Subscription receivable from Series C Redeemable Convertible Preferred Shares	(56,636)	(37,509)
Subscription receivable from Series C-1 Redeemable Convertible Preferred Shares	(35,067)	(38,306)

Total mezzanine equity	758,760	942,933

SHAREHOLDERS’ DEFICIT:
Ordinary shares	27	27
Accumulated other comprehensive income (loss)	9,418	(77,397)
Accumulated deficit	(1,231,213)	(1,411,227)

Total shareholders’ deficit	(1,221,768)	(1,488,597)

Total liabilities, mezzanine equity and shareholders’ deficit	220,837	209,466

(b)	Condensed Statements of Comprehensive Loss

	For the year ended December 31,
	2021	2022
	RMB	RMB
Total operating expenses	(7,567)	(23,602)
Share of losses from subsidiaries and VIEs	(11,872)	(61,334)
Changes in fair value of financial liabilities	(54,398)	(31,936)
Gain (loss) from derecognition of financial liabilities	(4,206)	1,147

Loss before income tax	(180,790)	(115,725)
Income tax expense	—	—

Net loss attributable to Yimutian Inc.	(180,790)	(115,725)

Deemed dividend to a Series C Redeemable Convertible Preferred Shareholder	(28,818)	—
Deemed dividend to Series D Redeemable Convertible Preferred Shareholders	(293)	—
Accretion of redeemable convertible preferred shares to redemption value	(54,237)	(64,289)

Net loss attributable to ordinary shareholders of Yimutian Inc.	(264,138)	(180,014)

Net loss	(180,790)	(115,760)
Other comprehensive income (loss)	21,256	(86,815)

Total comprehensive loss	(159,534)	(202,575)

23. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION  (Continued)

(c)	Condensed Statements of Cash Flows

	For the year ended December 31,
	2021	2022
	RMB	RMB
Net cash used in operating activities	(3,310)	(434)
Net cash used in investing activities	(30,258)	(55,133)
Net cash provided by financing activities	36,549	49,814
Effect of foreign currency exchange rate changes on cash	294	1,234

Net increase (decrease) in cash	3,275	(4,519)
Cash at the beginning of the year	1,433	4,708

Cash at the end of the year	4,708	189

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements, the form of which will be filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement, the form of which to be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.

Purchaser	Date of Issuance	Title and Number of Securities	Consideration
Preferred Shares
China Innovation Capital General Partners Limited	May 8, 2021	33,776,393 Series D Preferred Shares	US$6,000,000
Ganlai Limited	May 8, 2021	11,258,798 Series D Preferred Shares	US$2,000,000
Geometry Ventures Limited	May 8, 2021	35,183,742 Series D Preferred Shares	US$5,000,000
Yimutian Holdings Limited	May 8, 2021	7,036,748 Series D Preferred Shares	US$1,000,000
Yimutian Holdings Limited	May 8, 2021	5,629,399 Series D Preferred Shares	US$1,000,000

Purchaser	Date of Issuance	Title and Number of Securities	Consideration
China Innovation Capital General Partners Limited	June 17, 2021	149,839 Series D Preferred Shares	N/A
Ganlai Limited	June 17, 2021	49,946 Series D Preferred Shares	N/A
Geometry Ventures Limited	June 17, 2021	156,083 Series D Preferred Shares	N/A
Yimutian Holdings Limited	June 17, 2021	56,190 Series D Preferred Shares	N/A
Hong Kong Wolong Group Investment Limited	October 15, 2021	76,123,125 Series C Preferred Shares	US$6,000,000
Wise Prime International Limited	November 25, 2021	154,278,293 Series C-1 Preferred Shares	US$5,500,000
Guangdong Evergreen Group Co., Ltd	September 27, 2022	28,271,860 Series D Preferred Shares	US$5,000,000
Beijing Fengmu Enterprise Consulting Center (Limited Partnership)	December 10, 2023	280,352,854 Series B Preferred Shares	US$20,000,000
Beijing Fengmu Enterprise Consulting Center (Limited Partnership)	December 10, 2023	124,523,393 Series C Preferred Shares	US$5,000,000
LC Multi Strategy Fund SG VCC - LC Multi Strategy SF5	December 10, 2023	36,214,579 Series C Preferred Shares	US$1,000,000
Yimutian Holdings Limited	December 10, 2023	43,948,896 Ordinary Shares	N/A
YMT 360 Holdings Limited	December 10, 2023	5,170,130 Ordinary Shares	N/A
YMT Tech Holdings Limited	December 10, 2023	14,481,017 Ordinary Shares	N/A
CGC Moonwalk Limited	December 10, 2023	3,326,059 Series C-2 Preferred Shares	N/A
Yimutian Holdings Limited	December 10, 2023	798,254 Series C-2 Preferred Shares	N/A
China Innovation Capital General Partners Limited	December 10, 2023	147,580 Series D Preferred Shares	N/A
Ganlai Limited	December 10, 2023	295,159 Series D Preferred Shares	N/A
Geometry Ventures Limited	December 10, 2023	922,374 Series D Preferred Shares	N/A
Yimutian Holdings Limited	December 10, 2023	332,055 Series D Preferred Shares	N/A
Guangdong Evergreen Group Co., Ltd.	December 10, 2023	737,899 Series D Preferred Shares	N/A

Options
Certain directors, officers and employees	Various dates	626,610,340 Options	Past and future services provided by these individuals to us

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Yimutian Inc.

Exhibit Index

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1*	Twelfth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of [Thirteenth] Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1*	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Class A Ordinary Shares

4.3*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares

4.4*	Shareholders Agreement dated May 8, 2021 by and among Yimutian Inc. and certain other parties as listed therein

5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Class A ordinary shares being registered and certain Cayman Islands tax matters

8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Island tax matters (included in Exhibit 5.1)

8.2*	Opinion of Global Law Office regarding certain mainland China’s tax matters (included in Exhibit 99.2)

10.1*	2015 Share Incentive Plan

10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3*	Form of Employment Agreement between the Registrant and its executive officers

10.4*	English translation of the Exclusive Business Cooperation Agreement, among Beijing Yimutian Network Technology Co., Ltd., Beijing Yimutian Xinnong Network Co., Ltd., dated October 18, 2023

10.5*	English translation of the Exclusive Option Agreement, among Beijing Yimutian Network Technology Co., Ltd., Beijing Yimutian Xinnong Network Co., Ltd., and shareholders of Beijing Yimutian Xinnong Network Co., Ltd., dated October 18, 2023

10.6*	English translation of the Equity Pledge Agreement, among Beijing Yimutian Network Technology Co., Ltd., Beijing Yimutian Xinnong Network Co., Ltd., and shareholders of Beijing Yimutian Xinnong Network Co., Ltd., dated October 18, 2023

10.7*	English translation of Powers of Attorney, among Beijing Yimutian Network Technology Co., Ltd., Beijing Yimutian Xinnong Network Co., Ltd., and shareholders of Beijing Yimutian Xinnong Network Co., Ltd., dated October 18, 2023

10.8*	English translation of Letters of Confirmation and Undertaking executed by shareholders of Beijing Yimutian Xinnong Network Co., Ltd., dated October 18, 2023

10.9*	English translation of Spousal Consent Letters executed by the spouses of applicable individual shareholders of Beijing Yimutian Xinnong Network Co., Ltd., dated October 18, 2023

10.10*	English translation of the Exclusive Business Cooperation Agreement, among Beijing Yimutian Network Technology Co., Ltd., Beijing Douniu Network Technology Co., Ltd., dated October 18, 2023

Exhibit Number	Description of Document

10.11*	English translation of the Exclusive Option Agreement, among Beijing Yimutian Network Technology Co., Ltd., Beijing Douniu Network Technology Co., Ltd., and shareholders of Beijing Douniu Network Technology Co., Ltd., dated October 18, 2023

10.12*	English translation of the Equity Pledge Agreement, among Beijing Yimutian Network Technology Co., Ltd., Beijing Douniu Network Technology Co., Ltd., and shareholders of Beijing Douniu Network Technology Co., Ltd., dated October 18, 2023

10.13*	English translation of Powers of Attorney, among Beijing Yimutian Network Technology Co., Ltd., Beijing Douniu Network Technology Co., Ltd., and shareholders of Beijing Douniu Network Technology Co., Ltd., dated October 18, 2023

10.14*	English translation of Letters of Confirmation and Undertaking executed by shareholders of Beijing Douniu Network Technology Co., Ltd., dated October 18, 2023

10.15*	English translation of Spousal Consent Letters executed by the spouses of individual shareholders of Beijing Douniu Network Technology Co., Ltd., dated October 18, 2023

10.16*	English translation of Investment Agreement between Dezhou Decai Industrial Innovation Equity Investment Fund (Limited Partnership) and Beijing Yimutian Network Technology Co., Ltd., dated September 5, 2022

10.17*	English translation of Supplemental Agreement between Dezhou Decai Industrial Innovation Equity Investment Fund (Limited Partnership) and Beijing Yimutian Network Technology Co., Ltd., dated September 8, 2023

21.1*	Principal Subsidiaries and VIEs of the Registrant

23.1*	Consent of KPMG Huazhen LLP, an independent registered public accounting firm

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3*	Consent of Global Law Office (included in Exhibit 99.2)

23.4*	Consent of Xinghong Hua

23.5*	Consent of Xiaowei Wang

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Global Law Office regarding certain mainland China laws matters

99.3*	Consent of Frost & Sullivan

107.1*	Filing fee table

*	To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People’s Republic of China, on                 , 2024.

Yimutian Inc.

By:
Name: Jinhong Deng
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mr. Jinhong Deng and Mr. Shijie Chen and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                 , 2024 in the capacities indicated:

Signature	Title

Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
Jinhong Deng

Director
Min Liu

Director and Chief Financial Officer (Principal Financial and Accounting Officer)
Shijie Chen

Director
Zhijia Liu

Director
Mi Zhou

Director
Lin Shi

Director
Ye Zhang

Director
Yu Zhang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Yimutian Inc., has signed this registration statement or amendment thereto in                 on                 , 2024.

Authorized U.S. Representative

By:
Name:
Title: